As filed with the Securities and Exchange Commission on May 6, 2019.

Registration No. 333-230949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TECTONIC FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	82-0764846 (I.R.S. Employer Identification No.)

16200 Dallas Parkway, Suite 190
Dallas, Texas 75248
(972) 720-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. Haag Sherman
Chairman
 Tectonic Financial, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248
(972) 720-9000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Peter G. Weinstock Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000	Patrick Howard President and Chief Executive Officer Tectonic Financial, Inc. 16200 Dallas Parkway, Suite 190 Dallas, Texas 75248 (972) 720-9000	Michael G. Keeley Norton Rose Fulbright US LLP 2200 Ross Ave., Suite 3600 Dallas, Texas 75201 (214) 855-3906

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒	(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Prosed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Series B preferred stock, par value $0.01 per share	1,725,000	$10.00	$17,250,000	$2,091

(1)	Includes 225,000 shares of Series B preferred stock issuable upon the exercise of the underwriters’ option to purchase additional shares of Series B preferred stock from the registrant.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, based upon an estimate of the maximum offering price.
(3)	Includes the offering price of any additional shares of Series B preferred stock that the underwriters have the option to purchase from the registrant.
(4)	The registration fee was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 6, 2019

PRELIMINARY PROSPECTUS

1,500,000 Shares

Tectonic Financial, Inc.

       % Fixed-to-Floating Rate
Series B Non-Cumulative Perpetual Preferred Stock

This prospectus relates to our initial public offering of our      % Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, or Series B preferred stock, with a liquidation preference of $10.00 per share of Series B preferred stock.

We are a Texas-based financial services holding company offering banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions across all 50 states. We are offering      shares of the Series B preferred stock.

Prior to this offering, there have been no shares of Series B preferred stock issued or outstanding and there has been no established market for the Series B preferred stock. We have filed an application to list the Series B preferred stock on the NASDAQ Global Market, or NASDAQ, under the symbol “TECTP.” If the application is approved, trading of the Series B preferred stock on NASDAQ is expected to to begin within 30 days after the date of initial issuance of the Series B preferred stock.

Dividends on the Series B preferred stock will not be cumulative or mandatory. If our board of directors does not declare a dividend on the Series B preferred stock or if our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period (as defined herein), we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series B preferred stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

We will pay dividends on the Series B preferred stock only when, as, and if declared by our board of directors. Dividends will be payable from the original date of issuance to, but excluding,       , 2024, at a rate of       % per annum, payable quarterly, in arrears, on January 1, April 1, July 1, and October 1, of each year, beginning on          , 2019. From, and including,       , 2024, dividends will be payable at a floating rate equal to three-month LIBOR (as defined herein) plus a spread of       basis points per annum, payable quarterly, in arrears, on January 1, April 1, July 1, and October 1, of each year, beginning on       , 2024. Notwithstanding the foregoing, in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.

We may redeem the Series B preferred stock at our option, subject to regulatory approval, at a redemption price equal to $       per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after       , 2024 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined herein).

The Series B preferred stock will rank (i) senior to our common stock, (ii) pari passu to our Series A preferred stock (as defined herein), and (iii) junior to all our existing and future indebtedness and other liabilities. See “Description of Series B Preferred Stock—Ranking.”

The Series B preferred stock will not have any voting rights, except in the limited circumstances described under “Description of Series B Preferred Stock—Voting Rights.”

Investing in the Series B preferred stock involves risks. See “Risk Factors.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

	Per Share	Total
Public offering price	$10.00	$15,000,000
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

The underwriters have an option to purchase up to an additional 225,000 shares of our Series B preferred stock at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus. See “Underwriting.”

None of the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Series B preferred stock is not a deposit or savings account. The Series B preferred stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the Series B preferred stock in book-entry form only through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants against payment therefor on or about             , 2019, which is the second business day after the date of pricing of the Series B preferred stock (such settlement referred to as “T+2”). See “Underwriting (Conflicts of Interest).”

Sandler O’Neill + Partners, L.P.	Sanders Morris Harris LLC
American Capital Partners, LLC

The date of this prospectus is          , 2019

Next generation, full service financial services company

Serving:

- Small Businesses
- 401k Plans/Defined Benefit Plans
- High Net Worth Individuals

- Banking
- Trust & Third Party Administration
- Investments
- Insurance Agency

National footprint

We have clients in all 50 states with a concentration in the fast-growing Texas market

Highly profitable

Return on Average Tangible Common Equity*

51.61%
10.00%
Peer Group**
Combined Pro Forma

Return on Average Assets***

2.97%
0.96%
Peer Group**
Combined Pro Forma

** Texas banks with assets ranging from $250 million to $500 million

*** For the year ended December 31, 2018

Strong, controlled & balanced growth

Loan Growth

18.5% annualized growth rate
$95M
$117M
$131M
$146M
$172M
$215M
$250M
2012
2013
2014
2015
2016
2017
2018

Client Assets*

18.1 % CAGR**
$1.4B
$1.5B
$3.5B
$3.3B
Organic Growth
Acquisition
Base AUM
2015
2016
2017
2018

* Reflects combined assets under management and advisement of Tectonic Holdings, LLC ("Tectonic") and T Acquisition, Inc., the issuer ("TAI"), and brokerage assets of Tectonic. TAI and Tectonic will merge (with TAI as the survivor) immediately prior to the completion of this offering.

Net Charge Offs as a % of Average Loans

17 bps per annum*

0.09%
0.28%
0.19%
0.10%
2015
2016
2017
2018

* Over past four years

Pro Forma Pre-Tax Contribution to Earnings*

0%
10%
20%
30%
40%
Advisory
4,181,659
Bank
3,239,038
Other
1,427,641
Trust
1,261,743
Brokerage
375,661
Insurance
120,601
10,606,343

* Calculated based on the pro forma combined financial information of TAI and Tectonic for the periods indicated and after certain adjustments. TAI and Tectonic will merge (with TAI as the survivor) immediately prior to the completion of this offering.

i

About this Prospectus

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us,” or “our” refer to Tectonic Financial, Inc. and Tectonic Holdings, LLC on a combined basis. “Tectonic Financial” or “successor” refer to Tectonic Financial, Inc., f/k/a T Acquisition, Inc., a Texas corporation, and its consolidated subsidiaries, T Bancshares, Inc., “T Bancshares” or “predecessor,” a Texas corporation, and T Bank, N.A., or the Bank, a national banking association. We are party to a merger agreement, as amended and restated, with Tectonic Holdings, LLC, or Tectonic Holdings, a Texas limited liability company, pursuant to which we will acquire Tectonic Holdings and its subsidiaries through the merger of Tectonic Holdings with and into Tectonic Financial, with Tectonic Financial surviving, or the merger. Following the merger, we will operate through four main subsidiaries: (i) the Bank, (ii) Sanders Morris Harris LLC, or Sanders Morris, a registered broker-dealer with the Financial Industry Regulatory Authority, or FINRA, and registered investment advisor with the Securities and Exchange Commission, or the SEC, (iii) Tectonic Advisors, LLC, or Tectonic Advisors, a registered investment advisor registered with the SEC focused on managing money for relatively large, affiliated institutions, and (iv) HWG Insurance Agency LLC, or HWG, an insurance agency registered with the Texas Department of Insurance, or the TDI. Please refer to the chart on page 6 for our organizational structure.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus or any free writing prospectus is accurate only as of the date of the applicable document regardless of its time of delivery or the time of any sales of the Series B preferred stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document. Information contained on, or accessible through, our website is not part of this prospectus.

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in the Series B preferred stock.

Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of the Series B preferred stock. References in this prospectus to “bank holding company” or “bank holding companies” also refer to financial holding company and financial holding companies, as applicable, unless we state otherwise or the context otherwise requires.

Market and Industry Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed by us to be reliable. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. In addition, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the TM symbols to identify such trademarks.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of the following reduced reporting obligations and other significant requirements that are otherwise generally applicable to other public companies:

•	we are exempt from the requirement to provide an opinion from our auditor on the effectiveness of our system of internal control over financial reporting;
•	we may present only two years of audited financial statements, discuss only our results of operations for two years in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” sections and provide less than five years of selected financial data in this prospectus;
•	we may elect not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;
•	we are permitted to provide less extensive disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and other disclosure regarding our executive compensation in this prospectus and in our future annual reports and proxy materials; and
•	we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

We will cease to qualify as an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues (as that amount may be periodically adjusted by the SEC);
•	the date on which we become a “large accelerated filer” (the fiscal year end on which the total market value of our common equity securities held by non-affiliates exceeds $700 million as of June 30 of that fiscal year);
•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or
•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Implications of Being a Controlled Company

A. Haag Sherman, George L. Ball, Darrell W. Cain, Steven B. Clapp, Thomas Sanders, Daniel C. Wicker, other members of management and partners of Cain Watters & Associates, LLC, or Cain Watters, and certain other existing shareholders, collectively referred to in this prospectus as the Majority Shareholders, currently own more than 50% of the outstanding shares of common stock of the Company. The Majority Shareholders will continue to own more than 50% of our outstanding shares of common stock following this offering. So long as the Majority Shareholders continue to own at least a majority of our common stock, they will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring shareholder approval, including the election of directors and amendments to our certificate of formation, bylaws and other corporate governance documents. In any of these matters, the interests of the Majority Shareholders may differ from or conflict with the interests of our other shareholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of the Series B preferred stock if investors perceive disadvantages in owning stock of a company with a controlling group.

Additionally, as the Majority Shareholders will continue to own more than 50% of our outstanding shares of common stock following this offering, we will be a “controlled company” for purposes of the NASDAQ Global Market, or NASDAQ, corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors;
•	that we have a compensation committee that is composed entirely of independent directors; and
•	that we conduct annual performance evaluations of the nominating and corporate governance committee and compensation committee.

We intend to avail ourselves of these and other exemptions for as long as we remain a “controlled company.”

SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus. As used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to Tectonic Financial and Tectonic Holdings on a combined basis, assuming the consummation of the merger (as described herein). Please refer to the chart on page 6 for our organizational structure, assuming the completion of the merger. You should carefully read this prospectus in its entirety before making a decision to invest in the Series B preferred stock, including the risks of purchasing the Series B preferred stock under the “Risk Factors” section.

Our Company

We are Tectonic Financial, Inc., a financial holding company that offers banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions in all 50 states. We believe our diversified lines of business: (a) generate a high degree of recurring earnings; (b) create an attractive return on equity and assets; (c) complement one another to reduce earnings volatility; (d) expand the number of services that we can offer and our clients can utilize; and (e) reduce the need for additional outside capital to finance our loan growth. Our trust department and broker-dealer clientele provide a source of stable funding, which we expect to increase as a percentage of our total funding sources, to help support the growth of our Bank’s loan portfolio. Likewise, our clients’ trust portfolios benefit from advisory services provided by our registered investment advisor, and our insurance agency is expected to grow through serving certain of our Bank and investment clients. We believe that we can leverage this combination of financial services to reduce our client acquisition costs and create shareholder value through our integrated financial services platform.

As of December 31, 2018, we had, on a pro forma combined basis, $311.7 million in assets, $234.0 million in total loans held for investment, $16.3 million in loans held for sale, $250.4 million in deposits and $34.9 million in shareholders’ equity. For the year ended December 31, 2018, our pro forma combined non-interest income was $25.3 million, or 70.5% of pro forma combined gross revenue (which is net interest income plus non-interest income), and pro forma combined net interest income was $10.6 million, or 29.5% of gross revenue. Pro forma combined return on average assets and return on average equity for the year ended December 31, 2018 were 3.0% and 24.9%, respectively. Pro forma combined return on average tangible assets and return on average tangible common equity for the year ended December 31, 2018 were 3.1% and 51.6%, respectively. In addition, as of December 31, 2018, the Company’s pro forma consolidated client assets (including assets under management and advisement) totaled $3.3 billion.

We are led by an experienced management team with a history of success in growing institutions organically and making selective acquisitions to enhance growth. Notably, our team has experience accessing non-conventional, yet stable funding sources to support loan growth, reducing client acquisition costs and generating leverage and scale through proprietary technology platforms. Our leadership team includes:

•	A. Haag Sherman. Mr. Sherman currently serves as the Executive Chairman of the Company. Following the merger, he will serve as the Chief Executive Officer and a director of the Company. See “—Our Corporate History, Merger and Structure.” Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. During this period, Mr. Sherman oversaw the sale of a significant equity stake in Salient to a private equity firm in early 2010 and Salient’s growth from a start-up to $17.5 billion in assets under management as of October 2011. He also co-developed most of Salient’s investment products and co-patented software that provided leverage and scale to Salient’s distribution platform. Mr. Sherman facilitated three acquisitions at Salient that expanded its business into trust and fiduciary services, master limited partnership and energy asset management and pension asset management. Mr. Sherman previously served as an executive officer and equity holder of The Redstone Companies, where he, among other things, managed a private equity portfolio (including two specialty finance companies ultimately sold to global financial institutions). Mr. Sherman is also a former securities law attorney, having represented public and private companies in corporate transactions and advised them on reporting and disclosure requirements with the SEC and stock exchanges, and is a certified public accountant. Mr. Sherman graduated cum laude from Baylor University (majoring in accounting and economics) and earned his juris doctorate (with honors) from The University of Texas at Austin.

•	Patrick Howard. Mr. Howard currently serves as President, Chief Executive Officer and a director of the Company. Following the merger, he will serve as the President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of the Company since May 2017, as President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of T Bancshares and the Bank since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.2 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national Small Business Administration, or SBA, lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by Tectonic Financial in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard oversaw many critical areas of the bank’s growth, including the development of alternative funding sources of $1.8 billion, the creation of a trust division with over $5.0 billion in custodial retirement plan assets, a mortgage servicing and origination platform that originated over $5 billion in residential mortgages per year at its peak, and the successful start-up and growth of its SBA loan platform (the head of which is now the head of our SBA loan platform). Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.
•	George L. Ball. Mr. Ball is currently a director of the Company and will serve as Executive Co-Chairman and a director of the Company following the merger. Mr. Ball is also the Chief Executive Officer of Sanders Morris. Mr. Ball previously served as Chairman of The Edelman Financial Group, which was sold to a private equity firm in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management) aided by low client acquisition costs. Further, as Chief Executive Officer of Sanders Morris’ previous parent company, Mr. Ball oversaw the acquisition of nine financial services companies. He previously served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. and as President of E.F. Hutton Group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange. He is a graduate of Brown University and served as an officer in the U.S. Navy.

Our Competitive Strengths

In addition to our leadership team, we believe our competitive strengths include:

Well-Diversified & Recurring Revenues. Our recurring revenue stream is well-diversified, which we believe increases our returns and lowers our earnings risk relative to many of our peers. The following charts set forth on a combined pro forma basis the breakdown of our pre-tax income (assuming proportionate allocation of non-bank interest expense) for the year ended December 31, 2018:

(1)	Consists primarily of Tectonic Holdings’ net gain on bargain purchase in connection with its acquisition of Sanders Morris.

Approximately 83% of our pre-tax and pre-interest earnings (which excludes non-deposit interest expense) are generated by revenues from lending, trust, investment advisory and insurance, which we believe provide us with a diversified and stable earnings foundation. The remainder of our historical revenues derive from the gain on sale of SBA loans, brokerage services, and private placement and syndication fees. We believe that the combination of our traditional banking operations with the investment advisor services will allow us to grow and/or weather varied economic conditions and across business cycles.

Ability to Generate High Return on Equity and Assets. Given our percentage of non-interest income, we generate significantly higher returns on average tangible common equity and average assets relative to our peer group:

Return on Average Assets
for the Year Ended December 31, 2018
2.97%
0.96%
Peer Group*
Company Pro Forma

Return on Average Tangible Common Equity**
for the Year Ended December 31, 2018
51.61%
10.00%
Peer Group*
Company Pro Forma

*Peer group consists of 49 Texas banks with asset size ranging from $250 million to $500 million.

**Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

Source: FDIC, S&P Global Market Intelligence.

We believe that our existing capital, supplemented by the proceeds from the offering and coupled with our earnings and reliable core funding (discussed below), will allow us to continue to support our attractive rate of loan growth illustrated in the chart set forth in “Ability to Generate Strong Loan Growth with Relatively Low Loan Losses.”

Ability to Generate Strong Loan Growth with Relatively Low Loan Losses. The Bank has generated attractive loan growth, with low loan losses (as a percentage of the loan portfolio), from 2012 through 2018:

Our focus on our dental and our SBA / U.S. Department of Agriculture, or USDA, lending verticals has primarily driven our loan growth. We believe that we have a competitive advantage in sourcing, underwriting, closing and servicing loans in our lending verticals because we believe we have cultivated a team of lenders with expertise in these areas. To deliver scale and service, we have a lending and technology platform that allows us to serve borrowers in all 50 states. We believe that our industry experience and knowledge have enabled us to develop a sophisticated understanding of the underwriting risks inherent within our loan portfolio. For example, our SBA and USDA loans are typically 75% and 80%, respectively, guaranteed by their respective government agencies. By retaining these government-guaranteed loans that present minimal risk to our balance sheet, we are mitigating risks associated with other types of loans in our portfolio. We adhere to disciplined credit risk management consisting of rigorous underwriting criteria, robust monitoring and internal supervision apparatus to determine the acceptable level of risk and adjustments to underwriting criteria if warranted. Consequently, our loss ratios have remained low, even as our lending portfolio has expanded significantly in recent years.

Net Charge Offs as a % of Average Loans
0.09%
0.28%
0.19%
0.10%
12/31/2015
12/31/2016
12/31/2017
12/31/2018

Ability to Grow Client Assets Through Strategic Acquisitions and Organic Growth. Our investment services platform has grown client assets (including assets under management and advisement) through a combination of acquisitions and organic growth (which includes market appreciation/depreciation, new client assets and attracting advisors and brokers with client assets but without an upfront payment). The following table sets forth client asset growth since 2015:

* Compounded annual growth rate from $1.4 billion in February 2015
(with annual growth rates noted) through December 31, 2018

Our original assets under management at Tectonic Advisors (including assets held by the Bank as a fiduciary) were $1.4 billion as of February 1, 2015. We added a family office group in 2016 and Sanders Morris and an institutional investment team in 2017. Those acquisitions added $0.9 billion of managed and client assets. In total, our original assets, the $0.9 billion gained through acquisition and the $1.0 billion of organic growth (which represents the growth of each asset base over original assets and acquisitions) brings total client assets to $3.3 billion as of December 31, 2018. Thus, we expect to be able to use a significant portion of the proceeds from this offering to make selective acquisitions to further diversify our business and provide platforms for future growth, as our management team has successfully done in the past, as well as for corporate and general purposes.

Ability to Scale Through Technology. Our technology platform allows us to provide trust services and loans to clients in all 50 states. This allows us to grow our business by identifying additional loan verticals and serving potential borrowers on a national basis. Further, we are developing a proprietary technology platform that will synthesize our financial services platform and allow a client to access many of our services in a holistic manner, including investments, insurance and other financial services. We believe this new platform will provide us with the ability to serve our clients more broadly and in a comprehensive manner, while providing us with the ability to leverage our large client base to generate greater revenues with minimal additional client acquisition costs.

Our Corporate History, Merger and Structure

History. The amalgamation of the Company began in 2015 when Mr. Sherman and the partners of Cain Watters, an important referral source and client for the Bank, formed Tectonic Holdings as a holding company to acquire Tectonic Advisors. Tectonic Holdings then acquired Sanders Morris and HWG in early 2017. Tectonic Financial was formed in late 2016 for the purpose of acquiring T Bancshares. When Tectonic Financial acquired T Bancshares, Tectonic Holdings unitholders acquired one share of Tectonic Financial common stock for each unit of Tectonic Holdings owned, resulting in a mirror ownership base.

Common Ownership, Shared Management and Other Services. In addition to common ownership, Tectonic Financial has shared management and services with Tectonic Holdings under an expense sharing agreement. This arrangement allows for commonality of management and purpose within the affiliated group, consistent with, and subject to, applicable regulations. Such an arrangement, however, involves administrative costs and burdens that we will be able to alleviate because Tectonic Holdings and Tectonic Financial have agreed to merge the companies.

Merger. Tectonic Financial and Tectonic Holdings entered into a merger agreement, as amended and restated, dated March 28, 2019, providing for the merger of Tectonic Holdings with and into Tectonic Financial, with Tectonic Financial surviving. In the merger, each common unit of Tectonic Holdings outstanding immediately prior to the effective time of the merger will be converted into one share of Tectonic Financial common stock, and each option to purchase one Tectonic Holdings common unit will be converted into an option to purchase one share of Tectonic Financial common stock. Immediately after consummation of the merger, the Company will conduct a 1-for-2 reverse stock split, which will leave 6,568,750 common shares issued and outstanding immediately prior to the consummation of the offering.

In addition, immediately prior to the merger, approximately $8.0 million of Tectonic Advisors subordinated debt held by Dental Community Financial Holdings, Ltd., or DCFH, an entity that has as its general partner a corporation owned by one of the members of the board of managers of Tectonic Services, LLC, or Tectonic Services, which is the limited liability company manager of Tectonic Holdings, will be converted into 80,338 non-cumulative, perpetual preferred units of Tectonic Holdings, or the Tectonic Holdings preferred units, to obtain the desired tax and regulatory capital treatment following the merger and this offering. There are and will be no other Tectonic Holdings preferred units outstanding.

In the merger, each Tectonic Holdings preferred unit will be converted into one share of Tectonic Financial 10.0% Series A Non-Cumulative Perpetual Preferred Stock, or Series A preferred stock. Pursuant to the letter of intent by and among Tectonic Holdings, Tectonic Financial and DCFH, the Series A preferred stock would rank senior to our common stock and pari passu to the Series B preferred stock as to dividend rights and rights upon liquidation, dissolution and/or winding up. Dividends would be paid on the Series A preferred stock only when, as and if declared by our board of directors at a rate of 10% per annum (payable quarterly). The Series A preferred stock would have a liquidation preference of $100 per share. In addition, the Series A preferred stock would not be convertible into any other security of the Company. The Series A preferred stock would be redeemable at the option of the Company at any time after the fifth anniversary of the original issue date at a redemption price equal to the liquidation preference, plus any declared but unpaid dividends, subject to the requisite approval of the Federal Reserve, if any. The definitive terms of the Series A preferred stock are subject to the certificate of designation filed with our certificate of formation. See “Description of Capital Stock—Series A Preferred Stock” and “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—Related Party Loan.”

Although the shares of Series A preferred stock are not redeemable for the first five years after issuance inorder to obtain the desired Tier 1 capital treatment, we intend to offer to repurchase from DCFH such Series A preferred stock for a price equal to the aggregate liquidation preference of the Series A preferred stock, plus any declared but unpaid dividends, using a portion of the proceeds of this offering. DCFH, as the sole owner, is under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept any repurchase offer given the current interest rate on the Series A preferred stock. Even if DCFH accepts our repurchase offer, the repurchase of the Series A preferred stock is subject to regulatory approval. While the Series A preferred stock remains outstanding, we intend to pay dividends on the Series A preferred stock in accordance with the schedule and terms of its certificate of designation; however, such dividends are not mandatory or cumulative.

The merger has been approved by the board of directors of Tectonic Financial and the board of managers of the sole manager of Tectonic Holdings, as well as the shareholders of Tectonic Financial and the unitholders of Tectonic Holdings. No regulatory approvals are required in order to complete the merger; rather, Tectonic Financial will provide the Federal Reserve with an after-the-fact notice once the merger is completed. The merger is subject to the satisfaction of certain other customary closing conditions, as well as a requirement that the Company have a 9% pro forma Tier 1 leverage ratio upon consummation of the merger or within 60 days thereafter, which management believes will occur upon the completion of this offering. Accordingly, we believe there is no material risk that the merger does not occur immediately prior to this offering.

The merger will be accounted for as a combination of businesses under common control in accordance with Accounting Standards Codification, or ASC, Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of Tectonic Financial at their then current carrying amounts. Thus, no additional goodwill will be recorded as a result of the merger.

Structure. In connection with the merger and this offering, we changed our name from T Acquisition, Inc. to Tectonic Financial, Inc. Our corporate structure after the merger is illustrated by the following chart:

After the merger, we will operate our business through the following subsidiaries:

•	The Bank. The Bank is a full-service, nationally chartered commercial bank headquartered in Dallas, Texas providing traditional community banking services and trust services. The Bank has developed a niche practice in SBA/USDA lending and loans to the dental industry. As of December 31, 2018, the Bank had $305.8 million in assets, $258.6 million in deposits, $234.0 million in total loans held for investment, $16.3 million in loans held for sale, and $39.1 million in shareholders’ equity.
•	Tectonic Advisors. Tectonic Advisors is a registered investment advisor providing investment advisory services to individuals, institutions (including affiliates) and families. It advises on portfolios of assets for an asset-based fee. As of December 31, 2018, Tectonic Advisors had approximately $1.7 billion in client assets under management, or AUM (which includes $1.2 billion of AUM held by the Bank as a fiduciary).
•	Sanders Morris. Sanders Morris is a FINRA-regulated broker-dealer. It is also registered as a SEC investment advisor. Through Sanders Morris, we serve clients on their investment portfolios as an advisor or broker (often with limited powers of attorney). We also execute trades for institutions and households. As of December 31, 2018, Sanders Morris had approximately $273.0 million in client assets under management, and client brokerage assets of $1.3 billion, bringing total client assets to $1.6 billion.

•	HWG. HWG is an insurance agency registered with the TDI. It offers insurance principally to individuals. In particular, we offer personal lines, property and casualty (for small businesses) and death and disability insurance.

Our Business

We operate through two business segments: Banking and Investment Services.

Banking

Our Bank strives to generate an attractive risk-adjusted return on assets and capital by providing niche lending services and generating significant non-interest income through its trust services.

Lending Services. From its single location, the Bank operates three lending verticals where it has developed expertise. We believe our lending products provide an important diversity of risk and opportunity, which differentiates us from most community banks our size.

•	SBA and USDA. We have had an SBA/USDA lending division since 2012, growing SBA loans from 2% of the loan portfolio as of December 31, 2012 to 39% of the loan portfolio as of December 31, 2018. This division is led by a core team of professionals that have originated SBA loans together for more than 20 years. See “Risk Factors–Risks Related to Our Business–We depend on key personnel, and may have difficulty identifying, attracting and retaining necessary personnel, to execute our business strategy and successfully expand our operations.” We have business development officers, or BDOs, in Colorado, Arizona, Oregon, California, Tennessee, Utah and Florida. Their leads come from multiple sources including clients, referrals, business brokers, SBA Small Business Development Centers, loan brokers, community banks and credit unions, and franchisors. Since the formation of the Bank’s SBA lending division in 2012, there have been only seven loans with net losses totaling $775 thousand, or about 0.23%, of the total SBA and USDA loans originated of $331.1 million. There have been no losses related to claims on the SBA guarantees which we believe is due to our adherence to SBA underwriting, servicing, and liquidation guidelines.
•	Dental and Other Professionals. Another significant niche lending program of the Bank focuses on loans to the dental industry and other professional practices. The principal referral source of these loans is Cain Watters. Cain Watters has been highly successful in providing a variety of consulting services to dentists and dental companies for over 30 years with a national client base. Cain Watters refers loans to a variety of lenders (including the Bank), who compete on price, terms and service. The majority of our dental loans are to dentists with established practices. Based on our focus on service, we have been able to compete effectively for these loans and charge a slight rate premium over other banks active in this lending space. This portfolio has also performed reasonably well historically. We have incurred losses on only seven loans totaling $2.1 million, or 0.65%, in our 14-year history of originating over $331.8 million of dental loans.
•	Traditional Community Banking. The Bank offers traditional lending services, including commercial and industrial, commercial real estate, construction and, on a very limited basis, consumer loans. The majority of these loans are to commercial enterprises in the Dallas, Texas area.

As of December 31, 2018, our loan portfolio at cost basis by lending segment was as follows:

As of December 31, 2018, our loan portfolio at cost basis by loan type is shown below and is geographically diverse with some concentration in the fast growing Texas market.

Loan Portfolio by Type
($000s)
0%
10%
20%
30%
40%
50%
Commercial and Industrial
$114,188
Commercial Real Estate
$111,772
Construction and Land
$16,024
Family Residential
$7,399
Consumer
$3,032
$252,415

Trust Services. We provide trust services to individuals, individual retirement plans (IRAs) and defined contribution and benefit plans established by small businesses for their owners and employees. We have approximately 2,000 trust accounts in 48 states. For ease of administration, the Bank has established common pooled funds to comingle our clients’ capital to invest in stocks, bonds, exchange-traded funds or other investments and thereby provide a smaller investor with broader diversification and access to professional investment advisors. The Bank generates fees by providing administrative services to the common pooled funds and providing trust services to the plans and the individual investors. The Bank has approximately $1.2 billion in market value of trust assets as of December 31, 2018.

Third Party Administration. In January 2019, the Bank acquired The Nolan Company, or Nolan, a third-party administrator, or TPA, based in Overland Park, Kansas. Founded in 1979, Nolan provides clients with retirement plan design and administrative services, specializing in independent ministerial recordkeeping, administration, actuarial and design services for retirement plans of small businesses and professional practices. Nolan has clients in 50 states and is the administrator for over 800 retirement plans, 551 of which are also clients of the Bank, which is over 54% of the retirement plans we service in our trust department. We believe that the addition of TPA services will allow us to serve our clients more fully and to attract new clients to our trust platform.

Funding. To fund its loan and securities portfolio, the Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. In addition, our Bank can access uninvested cash as deposits from customers of its trust department. As of December 31, 2018, our Bank had access to $24 million from the funds of trust clients with $12 million held at the Bank and $12 million held at a third party money market mutual fund but accessible by the Bank.

Our strategy includes the development of a mechanism whereby we may utilize the cash balances of Sanders Morris clients to assist the Bank in meeting its funding needs. Sanders Morris clients’ and their entities’ funds at the Bank totaled $7.0 million as of December 31, 2018. Once we develop this strategy, we believe a portion of the approximately $134.6 million as of December 31, 2018 of Sanders Morris client cash equivalent funds could be deposited at the Bank to meet current and future funding needs. In addition, the Bank anticipates implementing participant-directed retirement accounts into its trust line of business. The Bank intends to offer its money market account insured by the Federal Deposit Insurance Corporation, or the FDIC, as an investment option for those retirement plans. We believe, based on management’s past experience, that up to 5% of retirement assets under participant direction are invested in FDIC insured accounts like those we plan to offer. Based on current trust client balances, that could equate to additional funding over time.

Prior to 2018, we believed wholesale funding sources were more cost effective to fund growth than retail deposits, especially considering the costs associated with employee and branch overhead. With rising interest rates, we began an increased emphasis on capturing transaction account balances in connection with our lending clients, and have added additional staff to grow that funding source. In particular, we have increased training of our loan production staff and are coordinating the sale efforts of both lenders and electronic banking officers to increase our treasury management business.

As of December 31, 2018, the Bank had total deposits of approximately $258.6 million. Time deposits of $250 thousand and over totaled $31.6 million as of December 31, 2018. The Bank had no brokered deposits as of December 31, 2018. The following chart illustrates the breakdown of our deposits by type:

Deposit Breakdown as of December 31, 2018
($000s)

0%
10%
20%
30%
40%
50%
60%
Time Deposits > = $100K
$144,176
Non-Interest Bearing
$49,386
Money Market
$39,704
Money Market - Trust Custody
$12,111
Time Deposits < $100K
$5,437
Savings
$4,561
NOW
$3,242
$258,617

Investment Services

We provide a variety of investment and insurance services to our clients through one or more subsidiaries, including investment advisory, asset management, stock and bond investments, institutional trading, private investments and access to public offerings and other investments. By providing our clients with a broad array of investment products and services, we believe that we can attract clients seeking differentiated investment solutions and retain them over a longer period of time. These services include:

Investment Advisory. Tectonic Advisors provides investment advisory services to individuals, institutions (including affiliates) and families principally for an asset-based fee. In so doing, it makes recommendations on retaining investment managers, making investments in exchange traded funds, or ETFs, or other passive investments and/or providing advice on the allocation of assets among investment managers and asset classes. Tectonic Advisors has approximately $1.7 billion in assets under management and advisement as of December 31, 2018, including the Bank’s $1.2 billion in trust assets. Tectonic provides investment advisory services on the Bank’s trust assets under a long-term agreement. Pursuant to this agreement, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios. Tectonic Advisors provides advice on approximately eight common pooled funds, which are combined in various manners to develop different portfolios for investors (ranging from a conservative allocation to an aggressive allocation). In addition, Sanders Morris has approximately $273.0 million under advisement, bringing the Company’s total assets under advisement to $2.0 billion as of December 31, 2018. Tectonic Advisors also advises on assets for Cain Watters. Cain Watters is a key strategic relationship for us, our advisory business and our Bank, and the partners of Cain Watters own approximately 31.1% of our Company prior to this offering. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—Support Services Agreement” and “Certain Relationships and Related Party Transactions—Other Transaction—Tectonic Holdings—Management—Agreements.”

In providing investment advisory services to individuals and families, Tectonic Holdings and Sanders Morris’ financial advisor first determines the risk profile of the investor, which includes the age, investment time horizon, tolerance for risk and investment objectives. Once determined, the financial advisor makes a recommendation on asset allocation and populates each asset class (e.g., domestic equity, international equity, fixed income, etc.) with either mutual funds, exchange traded funds, common stocks and/or bonds to provide exposure to each such asset class. The asset allocation and investments populating each asset class are revisited periodically based on interaction with the client, his or her changing risk profile, investment performance, changing market conditions and/or other factors, as the financial advisor deems appropriate.

Brokerage. We conduct our broker-dealer activities through Sanders Morris, which is headquartered in Houston, Texas. Sanders Morris, whose direct predecessor was founded in 1987, is regulated as a broker-dealer by FINRA. As of December 31, 2018, Sanders Morris has approximately $2.3 million in net tangible capital to support its broker-dealer activities. In addition, Sanders Morris has nearly $1.3 billion in client brokerage assets domiciled at our clearing firm, Pershing LLC, or Pershing, as of December 31, 2018.

Through Sanders Morris, we manage stocks and other securities for high net worth clients on a limited discretionary basis in consideration for brokerage commissions based on trading activity. In addition, Sanders Morris’ institutional trading group provides institutional trading and other services to money managers, institutions, individuals and family accounts. This group provides trading, proprietary trading ideas and research, structured solutions and other financial services, typically in consideration of a commission based on trading activity. It competes on the basis of service and solutions.

We also provide clients with access to private investments that are sourced by us in consideration for a placement fee or commission. In so doing, Sanders Morris sources what it believes are quality investment opportunities, conducts due diligence on the investment opportunity and then determines whether the investment is suitable for investors. In many transactions, the senior investment professionals of Sanders Morris invest in the opportunities on the same terms and conditions. Sanders Morris believes that by providing its clients with sound private placements, it has a competitive advantage over many institutions that do not have access to such investments.

Sanders Morris also participates in syndicates of public offerings, typically as a selling group member. As a selling group member, Sanders Morris typically is acting on a best efforts basis and not as an underwriter. As a selling group member, Sanders Morris places the securities in the public offering with its clients and generates a selling group commission, typically 3% to 4%. Sanders Morris can also participate in public offerings as an underwriter, which means that Sanders Morris takes investment risk on the placement of the securities but earns a higher commission.

Finally, we provide access to margin loans offered through our clearing firm, Pershing. In doing so, we make a spread between the interest rate charged to our clients and our cost of funds. We anticipate our margin lending to increase over time.

Insurance Agency. Through our insurance agency, HWG, we offer personal lines, property and casualty (for small businesses) and death and disability insurance as a broker. Tectonic Holdings, and through it, HWG, has an agreement with Cain Watters under which Cain Watters agrees to refer, as it deems appropriate, its clients to HWG so that HWG may present insurance products and solutions as a broker for sale to clients of Cain Watters. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—CWA Insurance Contribution Agreement.” We believe that Cain Watters clients have a need for disability, life and property and casualty insurance. While the Cain Watters clients are under no obligation to conduct business with us, we believe that over time we will capture some of these revenues on the basis of familiarity of service and price. We will also have the opportunity to sell insurance as a broker to clients of Sanders Morris, Tectonic Advisors and the Bank.

Our Growth Strategy

We are building an integrated banking and investment services platform that we believe will generate shareholder value through the following initiatives:

•	Lowering client acquisition costs; integration of technology. Client acquisition costs are one of the biggest challenges for financial services firms. By adopting a holistic approach to managing our clients’ financial needs and implementing innovative technology to provide a comprehensive suite of financial products, we believe we can become increasingly profitable on each incremental dollar of revenue generated from the same client because the initial client acquisition cost is spread over more revenues. Accordingly, we will continue to execute on our plan to refer clients across our financial services platform.
•	Selective acquisitions to further diversify financial products. We believe that we can expand our business through selective acquisitions of companies or talented personnel. We aim to find companies and/or individuals who fit our culture, including our focus on regulatory compliance and managed growth. We will seek acquisitions that expand either the services we offer, the scope of our service offerings and/or our referral sources. We believe that such acquisitions will further solidify our client relationships. From time to time, we evaluate and engage in discussions with potential acquisition candidates and may enter into letters of intent, although we do not have any current plans, arrangements or understandings to make any acquisitions.

In addition to acquiring wealth managers and/or financial services companies that augment or expand the Company’s present lines of business, the Company’s acquisition focus may also include targets that expand the services that the Company provides, such as new lines of business for the Bank and/or the Investment Services segments. These acquisitions may include: banks, specialty finance companies (e.g., factoring companies, specialty lending companies, etc.) and/or wealth managers, TPAs, record-keepers and/or broker-dealers that provide the Company with greater scale, geographic scope and/or new areas of focus.

Finally, we will seek to make acquisitions on reasonable terms to ensure proper deployment of, and return on, capital. We believe that we can attract firms and individuals to join us given our reputations in the industry and success in growing financial services firms. Towards that end, we recently acquired Nolan, a TPA, which will enhance services offered by the Bank’s trust department to its defined contribution and benefit plan clients.

•	Increase lower risk earnings. A significant and growing portion of our income is generated by activities that we believe pose modest to little balance sheet risk and that will provide more resilience during times of economic stress. These activities include: SBA and USDA lending, servicing, advisory income, trust income and brokerage activities. Generally, SBA and USDA loans average higher yields than our non-government guaranteed loan portfolio. We made the strategic decision in May 2017 to retain more of the guaranteed portions of our SBA and USDA loans on balance sheet to augment interest income rather than selling them to generate gains on sale. We anticipate that this percentage of our income will continue to increase in the future, as the impact of retaining more of the guaranteed portion of the SBA and USDA loans continues.

•	Focus on niche lending areas. We believe that our banking business has been successful by focusing on areas of niche lending, which provide us with the ability to earn an above market interest rate in return for providing superior service, creative financing structures, and expertise in that area of lending. Our first initiative on niche lending involved making loans to dentists and dental practices. We have since expanded to making SBA and USDA loans. We continue to look at niche lending opportunities that allow us to expand our business, as well as for clients that are willing to pay a modest interest rate premium in exchange for superior service and expertise. Our management expertise and corporate structure allow us to explore and execute upon these non-traditional lending strategies that include loan portfolio acquisitions, loan participations, and non-traditional assets that offer above average risk adjusted returns to the Bank.
•	Expand our core deposits. We have the ability to sweep client cash balances in our trust department (up to the FDIC guaranteed insurance limit) to fund the Bank’s loan portfolio, providing the Bank with a relatively steady, consistent funding source that requires no additional fixed or variable costs like a branch network. We intend to expand our trust services to offer participant-directed retirement accounts and an FDIC-insured investment option, which we believe has the potential to increase the amount of cash available for sweep by the Bank. We also believe there is significant potential to gather deposits from the clients of Sanders Morris who, as of December 31, 2018, had approximately $134.6 million in cash or cash equivalent balances domiciled at Pershing. Clients of Sanders Morris or their affiliates had $7.0 million on deposit with the Bank as of December 31, 2018. In return, we anticipate that our trust and brokerage clients would receive a market rate of interest on their cash accounts, plus a guarantee on such deposits by the FDIC. See “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

Our Market Area

We are based in Dallas, Texas, which is our largest market. The Bank’s principal banking markets include the Texas counties of Dallas, Tarrant, Denton, Collin and Rockwall. However, our business is also national in scope. Our national business includes: banking for small businesses (particularly dental practices), SBA and USDA loans and trust services. In these business lines, we have clients in 49 states, with the highest concentration in Texas.

For both our traditional community banking products and services and our investment services, our primary market areas are the Dallas-Fort Worth-Arlington, Texas metropolitan statistical area, or MSA, or the Dallas MSA, and the Houston-The Woodlands-Sugarland, Texas MSA, or the Houston MSA, which rank as the fourth and fifth largest MSAs in the United States as of July 2017, as published by the U.S. Census Bureau. The Houston MSA and Dallas MSA were the first and second, respectively, fastest growing MSAs in the United States from 2010 to 2017, according to the U.S. Census Bureau.

	2010-2019 Population Change	2019-2024 Projected Population Change
National	6.64%	3.56%
Texas	15.17%	6.95%
Dallas-Fort-Worth-Arlington, TX	17.89%	7.65%
Houston-The Woodlands-Sugar Land, TX	19.80%	8.01%

Source: S&P Global Market Intelligence

Recent Developments

We expect to report pro forma combined net income of approximately $2.0 million for the three months ended March 31, 2019, as compared to $3.2 million on a pro forma combined basis for the three months ended March 31, 2018. The net income for the three months ended March 31, 2018 includes gain on bargain purchase of approximately $1.7 million related to the acquisition of Sanders Morris. Net income for the three month period ended March 31, 2018 absent this gain was approximately $1.4 million. The resulting $600 thousand increase in net income is primarily attributable to loan growth and the corresponding increase in net interest income and increased service fees, offset by expenses related to infrastructure build out.

As of March 31, 2019, total loans, excluding loans held for sale, were $238 million, representing a $36 million increase from March 31, 2018, due to increased SBA loan originations. Total deposits were $257 million as of March 31, 2019, representing an increase of $37 million from March 31, 2018.

Our expected net income for the three month period ending March 31, 2019 is a preliminary estimate and subject to closing procedures, which we expect to complete after the completion of this offering. These closing procedures could result in material changes to our preliminary estimate indicated above. The above unaudited pro forma combined interim financial information as of and for the three months ended March 31, 2019 and 2018 has been prepared to reflect the merger, as if Tectonic Holdings had been merged with and into Tectonic Financial on January 1, 2018 and its results included in the three month periods ended March 31, 2019 and 2018. The foregoing estimate constitutes a forward-looking statement and is subject to risks and uncertainties, including those described under “Risk Factors” in this prospectus. Accordingly, our final results for the three month period ending March 31, 2019 may not be consistent with the foregoing estimates. See “Risk Factors—Risks Related to Our Business—There are material limitations with making preliminary estimates of our financial results for the period ended March 31, 2019 prior to the completion of our and our auditors' financial review procedures for such period.” and “Cautionary Note Regarding Forward-Looking Statements.”

The Bank’s net interest margin declined from 4.36% in the fourth quarter of 2018 to 4.17% in the first quarter of 2019, a decline of 19 basis points. When we acquired the Bank, we applied purchase accounting to value the Bank’s assets at “fair value,” which resulted in a discount or premium being applied to certain loans and securities. As a result, net interest margin may fluctuate from quarter to quarter, driven in part by the prepayment of loans and securities with associated discounts (resulting in a gain and higher net interest margin) and premiums (resulting in a loss or lower net interest margin). In the fourth quarter of 2018, loan payoffs with associated discounts (partially offset by the repayment of PACE securities with a premium) boosted net interest margin. The Bank did not have a commensurate positive impact in the first quarter of 2019. If the impact of prepayments were excluded, management believes that net interest margin declined modestly from the third quarter of 2018 to the fourth quarter of 2018, but slightly increased from the fourth quarter of 2018 to the first quarter of 2019.

In addition, the Bank’s loan portfolio saw its non-performing loans to loans improve from 108 basis points as of December 31, 2018 to 57 basis points as of March 31, 2019. The decrease was a result of $1.1 million of total payments the Bank received from the SBA during the first quarter of 2019 for the guaranteed balance of SBA loans that were on nonaccrual status as of December 31, 2018.

Risks Relating to Our Company and an Investment in the Series B Preferred Stock

An investment in the Series B preferred stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under “Risk Factors” prior to investing in the Series B preferred stock. In summary form, these risks include some of the following risks:

•	the Series B preferred stock will be an equity security and will be subordinate to our existing and future indebtedness and potentially to future issuances of preferred stock;
•	dividends on the Series B preferred stock are discretionary and non-cumulative, and our ability to pay dividends is subject to restrictions;
•	holders of the Series B preferred stock will have limited voting rights;

•	we may not be able to successfully implement aspects of our expansion strategy, whether by new products or acquisitions, which may adversely affect our ability to maintain our historical earnings trends;
•	we are combining Tectonic Holdings with Tectonic Financial prior to the closing of this offering, which may create additional risks;
•	a substantial portion of our business is dependent on the prospects of the dental and SBA lending industries and changes in either of these industries may adversely affect our growth and profitability;
•	there may be a negative impact on originations and referrals by, and our contractual relationship with, Cain Watters, whether due to a material adverse effect on its business or due to a change in relationship with us;
•	limitations of SBA and USDA loan programs could adversely impact our future performance;
•	we will be a controlled company under the NASDAQ rules after the closing of this offering and the Majority Shareholders will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring shareholder approval;
•	we are highly dependent on our management, loan producers (especially our SBA team), financial advisors and brokers, not all of our key personnel are subject to employment agreements and thus we have a risk of loss of key personnel through them being hired away by a competitor or through retirement;
•	a substantial majority of our loans and operations are in the Dallas and Houston MSAs, and therefore our business is particularly vulnerable to a downturn in the economy of these MSAs;
•	declining values of collateral securing our loan portfolio and/or poorly estimating the level of the allowance for loan losses (based on estimates of future loan losses) would have a material adverse effect on us;
•	poor accuracy of our estimates and assumptions regarding the performance of our securities portfolio could adversely impact earnings;
•	inability to attract deposits on reasonable terms would have a material and negative impact on us;
•	an increase in interest rates on deposits not offset by a corresponding increase in interest rates on our loan portfolio would have a material adverse effect on us;
•	an active, liquid trading market for the Series B preferred stock may not develop, and you may not be able to sell your Series B preferred stock at or above the public offering price, or at all; and
•	we have borrowings (at the parent and subsidiary levels), which could limit growth and create additional risk, including the complete loss of your investment.

Such statements reflect the current views of our management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

Corporate Information

Our principal executive offices are located at 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248, and our telephone number at that address is (972) 720-9000. Our website address is www.tbank.com. In connection with the merger and this offering, we changed our name from T Acquisition, Inc. to Tectonic Financial, Inc. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

The following summary contains summary information about the Series B preferred stock and this offering and is not intended to be complete. It does not contain all the information that you should consider before deciding whether to invest in the Series B preferred stock. For a complete understanding of the Series B preferred stock, you should read the section of this prospectus entitled “Description of Series B Preferred Stock.”

Securities offered
1,500,000 shares of   % Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock.
Underwriters’ option to purchase additional shares of Series B preferred stock
225,000 shares of Series B preferred stock.
Dividends
Holders of the Series B preferred stock will be entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10.00 per share of Series B preferred stock, and no more, at a rate equal to   % per annum, for each quarterly Dividend Period (as defined below) occurring from, and including, the original issue date of the Series B preferred stock to, but excluding        , 2024, or the Fixed Rate Period, and thereafter, three-month LIBOR (as defined herein) plus a spread of       basis points per annum, for each quarterly Dividend Period beginning         , 2024, or the Floating Rate Period; provided, that in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero. A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the shares of Series B preferred stock to, but excluding, the next succeeding Dividend Payment Date.

Although we intend to pay dividends on the Series B preferred stock, dividends on the Series B preferred stock will not be cumulative or mandatory. If our board of directors does not declare a dividend on the Series B preferred stock or if our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period, the holders of the Series B preferred stock will have no right to receive any dividend or a full dividend and we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series B preferred stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

See “Description of Series B Preferred Stock—Dividends.”

Dividend payment dates
When, as, and if declared by our board of directors, we will pay cash dividends on the Series B preferred stock quarterly, in arrears, on January 1, April 1, July 1, and October 1 of each year, or each such date, a Dividend Payment Date, beginning on          , 2019. Subject to adjustment to the extent a Dividend Payment Date is not a business day.

See “Description of Series B Preferred Stock—Dividends.”

Priority regarding dividends
While any share of Series B preferred stock remains outstanding, unless the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series B preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside:
(1)	no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined herein), subject to certain exceptions;
(2)	no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly, subject to certain exceptions, nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and
(3)	no shares of Parity Stock (as defined herein) will be repurchased, redeemed or otherwise acquired for consideration by us, subject to certain exceptions.

See “Description of Series B Preferred Stock—Priority Regarding Dividends.”

Redemption
The Series B preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

Subject to certain terms and conditions, including the receipt of approval from the Federal Reserve, we may redeem the Series B preferred stock at our option, at a redemption price equal to $10.00 per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, on any Dividend Payment Date on or after         , 2024 with not less than 30 days’ and not more than 60 days’ notice prior to the date of redemption specified in the notice, or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined herein). See “Description of Series B Preferred Stock—Redemption.”

The holders of Series B preferred stock do not have the right to require the redemption of the Series B preferred stock.

Liquidation rights
Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the then outstanding shares of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10.00 per share, plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are legally available after satisfaction of all liabilities to depositors and creditors and subject to the rights of holders of any securities ranking senior to the Series B preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series B preferred stock and all Parity Stock, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

See “Description of Series B Preferred Stock—Liquidation Rights.”

Voting rights
Holders of the Series B preferred stock will have no voting rights with respect to matters that generally require the approval of our common shareholders. Holders of the Series B preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series B preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of the Certificate of Designation creating the Series B preferred stock, or the designation, or our Amended and Restated Certificate of Formation, or our certificate of formation, including by merger, consolidation or otherwise, so as to adversely affect the rights, powers, or preferences of the Series B preferred stock, (iii) the election of two directors, if dividends have not been declared and paid for the equivalent of at least six or more quarterly Dividend

Periods, whether or not for consecutive Dividend Periods, (voting as a class with holders of shares of any other series of preferred stock ranking equally as to the payment of dividends and having equivalent voting rights) and (iv) as otherwise required by applicable law.

See “Description of Series B Preferred Stock—Voting Rights.”

Ranking
With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the Series B preferred stock will rank:
•	senior and prior to our common stock and any other class or series of preferred stock that by its terms is designated as ranking junior to the Series B preferred stock;
•	pari passu with the Series A preferred stock and all future series of preferred stock that by its terms is designated as ranking equal to the Series B preferred stock or which do not state they are junior or senior to the Series B preferred; and
•	junior to all existing and future indebtedness and other liabilities of the Company and any class or series of preferred stock that is expressly designated as ranking senior to the Series B preferred stock (subject to any requisite consents prior to issuance).
No maturity
The Series B preferred stock does not have any maturity date, and we are not required to redeem the Series B preferred stock at any time. Accordingly, the Series B preferred stock will remain outstanding perpetually, unless and until we decide to redeem it and, if required, receive prior approval of the Federal Reserve to do so.
Preemptive and conversion rights
None.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $   million (or approximately $   million if the underwriter exercises its option to purchase additional shares in full). We intend to use approximately (x) $1.9 million of the net proceeds from this offering to repay our bank stock loan, and (y) $8.0 million of the net proceeds from this offering to offer to repurchase in full, as promptly as practicable after this offering and subject to the receipt of any requisite regulatory approval, the Series A preferred stock. We intend to contribute the remaining proceeds (estimated at $   million; $   million if the underwriters’ option to purchase additional shares is exercised), to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives. We do not have any current plan to make any acquisitions or establish any new bank branches. The precise amounts and timing of our use of proceeds will depend upon market conditions and other factors. See “Use of Proceeds.”

Listing
We have filed an application to list the Series B preferred stock on NASDAQ under the symbol “TECTP.”
Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to the directors, officers and employees and other related persons of our company and its subsidiaries, including associated persons of our broker dealer subsidiary. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Securities owned by directors and executive
officers

As of March 1, 2019, our directors and named executive officers beneficially owned 49.95% of our outstanding common stock, and our directors, executive officers and affiliates (including partners of Cain Watters) beneficially owned 77.45% of our outstanding common stock. Following the completion of this offering, our directors and named executive officers will continue to beneficially own approximately 49.87% of our common stock. See “Principal Shareholders.”

Tax consequences
For discussion of certain U.S. federal tax consequences relating to the Series B preferred stock, see “Material U.S. Federal Income Tax Considerations.”
Risk factors
Investing in shares of the Series B preferred stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Series B preferred stock.
Conflicts of interest
Sanders Morris, an underwriter in this offering, is a wholly-owned subsidiary of Tectonic Holdings. As a result of the merger, Sanders Morris will be a wholly-owned subsidiary of Tectonic Financial. Steven B. “Brad” Clapp, Thomas R. Sanders, and Daniel C. Wicker are directors of Tectonic Holdings and Tectonic Financial and will be directors of Tectonic Financial following the merger. Darrell W. Cain is Co-Chairman of Tectonic Holdings and a director of Tectonic Financial and will be a director of Tectonic Financial following the merger. A. Haag Sherman, who is Chief Executive Officer and a director of Tectonic Holdings,

Chairman of Tectonic Financial, a beneficial owner of more than 10% of Tectonic Financial’s issued and outstanding common stock and a beneficial owner of more than 10% of Tectonic Holdings’ issued and outstanding common units, and who will serve as Chief Executive Officer and a director of Tectonic Financial following the merger, is an associated person of Sanders Morris. George L. Ball, who is Co-Chairman of Tectonic Holdings and a director of Tectonic Financial, and who will serve as Executive Co-Chairman of Tectonic Financial following the merger, is also an associated person of Sanders Morris. Therefore, Sanders Morris is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Sanders Morris will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Registrar and transfer agent
Broadridge Corporate Issuer Solutions, Inc.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table sets forth unaudited selected pro forma condensed combined financial and operating data as of and for the year ended December 31, 2018 and as of and for the year ended December 31, 2017 and selected pro forma ratios as of and for the periods indicated, and is for illustrative purposes only. The unaudited pro forma condensed combined selected financial data has been derived from the unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2018 and 2017 included elsewhere in this prospectus, which has been prepared with the merger of Tectonic Holdings with and into Tectonic Financial accounted for as a combination of businesses under common control in accordance with ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic Holdings are carried over to the books of Tectonic Financial at their then current carrying amounts.

On May 15, 2017, T Bancshares was acquired by Tectonic Financial, or the acquisition. We refer to T Bancshares as the predecessor in the periods before the acquisition and Tectonic Financial as the successor in periods after the acquisition. We applied purchase accounting on such date. See Note 18, “Acquisition and Asset Purchase,” in our audited financial statements found elsewhere in this prospectus, for additional discussion regarding the acquisition, including purchase accounting adjustments. The successor was formed in October 2016. The successor had no activity from January 1, 2017 through May 15, 2017. Therefore, the consolidated statements of income, changes in shareholders’ equity and cash flows included in the successor columns include a full calendar year, but are not representative of a full year of operations.

The selected unaudited pro forma condensed combined financial statements for the year ended December 31, 2018 are derived from the audited financial statements for each Tectonic Financial and Tectonic Holdings included elsewhere in this prospectus. The selected pro forma condensed combined financial statements for the year ended December 31, 2017 are derived from the audited financial statements for each of Tectonic Financial, which includes for predecessor the period from January 1, 2017 through May 15, 2017 and for the successor the period from January 1, 2017 through December 31, 2017, and Tectonic Holdings included elsewhere in this prospectus. The selected unaudited pro forma condensed combined results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus, for both Tectonic Financial and Tectonic Holdings.

	Pro Forma Combined As of and for the Year Ended
(Dollars in thousands)	December 31, 2018	December 31, 2017
Income Statement Data:
Interest income	$14,954	$11,815
Interest expense	4,360	2,226
Net interest income	10,594	9,589
Provision for loan losses	725	735
Net interest income after provision	9,869	8,854
Noninterest income	25,267	21,819
Noninterest expense	24,530	22,054
Income before income taxes	10,606	8,619
Income tax expense	2,021	2,190
Net income	8,585	6,429
Less: Preferred dividends	803	1,083
Net income available to common shareholders	$7,782	$5,346

	Pro Forma Combined As of and for the Year Ended
(Dollars in thousands, except share data)	December 31, 2018	December 31, 2017
Balance Sheet Data:
Cash and due from banks	$18,458	$18,646
Investments	21,252	21,877
Loans held for sale	16,345	16,143
Loans held for Investment, net of unearned discount	234,033	198,880
Allowance for loan losses (“ALLL”)	874	386
Goodwill and other intangible assets, net	9,760	9,961
Total assets	311,655	278,683
Noninterest-bearing deposits	41,143	35,584
Interest-bearing deposits	59,618	59,437
Time deposits	149,613	118,135
Borrowings and subordinated debentures	18,915	29,000
Common shareholders’ equity	26,836	21,205
Total shareholders’ equity	34,870	29,239

Per Share Data
Basic earnings per share	$1.19	$0.82
Diluted earnings per share	1.19	0.82
Book value per share	5.31	4.49
Tangible book value per share(1)	2.60	1.73
Shares outstanding end of period	6,568,750	6,517,500
Weighted average common shares outstanding – basic	6,564,771	6,517,500
Weighted average common shares outstanding – diluted	6,564,771	6,517,500

Annualized Performance Ratios:
Return on average assets	2.97%	2.61%
Return on average common equity	32.40	29.00
Return on average tangible common equity(1)	51.61	37.44
Yield on earning assets(2)	5.71	5.25
Yield on loans(2)	6.05	5.59
Cost of funds(2)	1.40	0.83
Cost of deposits(2)	1.36	0.81
Net interest margin(2)	4.41	4.49
Efficiency ratio(1),(3)	67.84	69.82
Loans to deposits(2)	100.25	98.48

Investment Services Data(4)
Assets under administration	$3,312,851	$3,522,013
Assets under management	2,027,024	1,936,550
Client assets in custody	1,170,852	1,264,418
Client brokerage assets	1,303,241	1,602,559

Asset Quality Ratios:
Nonperforming loans to total loans(2)	1.08%	1.16%
Nonperforming assets to total assets(3)	0.82	0.87
Allowance for loan losses to nonperforming loans, net of SBA guarantees(2)	265.10	312.17
Allowance for loan losses to total loans(2)	0.34	0.18
Net charge-offs to average total loans(2)	0.10	0.19

	Pro Forma Combined As of and for the Year Ended
	December 31, 2018	December 31, 2017
Capital Ratios(3):
Tier 1 leverage ratio	8.65%	7.54%
Common equity Tier 1 capital ratio	7.57	4.81
Tier 1 risk-based capital ratio	11.16	8.25
Total risk-based capital ratio	11.55	8.41
Tangible common equity to tangible assets(1)	5.66	4.18
(1)	Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(2)	Calculation derived from the Bank’s balance sheet and income statement for the period stated.
(3)	Calculations based on “Unaudited Pro Forma Condensed Combined Financial Information,” found elsewhere in this prospectus, for the period indicated.
(4)	Calculated, on a combined basis, for Tectonic Financial and Tectonic Holdings. Note that Tectonic Holdings’ assets under management includes client assets in custody at Tectonic Financial. In order to avoid duplicating these assets in assets under administration, Tectonic Financial’s client assets in custody are not included in pro forma combined assets under administration.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Tectonic Financial has entered into a merger agreement, as amended and restated, with Tectonic Holdings, pursuant to which Tectonic Holdings will merge with and into Tectonic Financial, with Tectonic Financial as the surviving entity.

The following unaudited pro forma condensed combined statements of income for the year ended December 31, 2018 and the year ended December 31, 2017, has been prepared to reflect the merger, as if Tectonic Holdings had been merged with and into Tectonic Financial on January 1, 2017 and its results included in the year ended December 31, 2018 and the full fiscal year of 2017, after giving effect to the adjustments reflected in the notes following the table. The unaudited pro forma condensed combined balance sheet includes the historical results of Tectonic Financial for the year ended December 31, 2018, with the pro forma adjustments to reflect the assumption that the merger had occurred on January 1, 2017.

The unaudited pro forma condensed combined statement of income presented below from January 1, 2017 through May 15, 2017 relates to the predecessor and is derived from audited consolidated financial statements that are included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of income for the period from January 1, 2017 through December 31, 2017, and the unaudited pro forma condensed combined balance sheet data as of December 31, 2017, relate to the successor and are derived from audited consolidated financial statements that are included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of income has been prepared with the merger of Tectonic Holdings with and into Tectonic Financial accounted for as a combination of businesses under common control in accordance ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of Tectonic Financial at their then current carrying amounts.

The unaudited pro forma condensed combined statement of income is presented for illustrative purposes only and is not intended to present future results of operations. The unaudited pro forma condensed combined statement of income is based upon assumptions and adjustments that we believe are reasonable. These adjustments, which are described above and in the accompanying footnotes, have been applied in a manner to give effect to the transaction. The assumptions and adjustments are subject to change as future events materialize and fair value estimates are refined.

The unaudited pro forma condensed combined financial information should be read together with the following:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;
•	the selected unaudited pro forma condensed combined financial information;
•	predecessor’s audited consolidated financial statements and accompanying notes for the period from January 1, 2017 through May 15, 2017, included elsewhere in this prospectus;
•	Tectonic Financial’s audited financial statements and accompanying notes as of and for the years ended December 31, 2018 and 2017, included elsewhere in this prospectus; and
•	Tectonic Holdings’ audited financial statements and accompanying notes as of and for the years ended December 31, 2018 and 2017, included elsewhere in this prospectus.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2018 combines our consolidated historical income statement and Tectonic Holdings assuming the companies had been combined as of January 1, 2017, pursuant in each case to ASC 805-50. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2018

(Dollars in thousands, except share data)	Tectonic Financial, Inc.	Tectonic Holdings, LLC	Pro Forma Adjustments			Pro Forma Combined
Interest Income:
Loan, including fees	$13,947	$—	$			$13,947
Securities	815	—				815
Federal funds sold	9	—				9
Interest-bearing deposits	183	—				183
Total interest	14,954	—		—		14,954

Interest Expense:
Deposits	3,126	—				3,126
Borrowed funds	1,234	803		(803	)(4)	1,234
Total interest expense:	4,360	803		(803)		4,360

Net interest income	10,594	(803)		803		10,594

Provision for Loan Loss	725	—		—		725
Net interest income after provision for loan losses	9,869	(803)		803		9,869

Non-interest Income
Trust income	9,162	—				9,162
Gain on sale of loans	183	—				183
Loan servicing fees, net	176	—				176
Advisory income	—	8,900		(4,459	)(1)	4,441
Brokerage income	—	8,710				8,710
Rental income	303	—				303
Service fees and other income	355	2,231		(294	)(2)	2,292
Total non-interest income	10,179	19,841		(4,753)		25,267

Non-interest Expense:
Salaries and employee benefits	5,705	8,787				14,492
Occupancy and equipment	866	929				1,795
Trust expenses	6,439	—		(4,459	)(1)	1,980
Brokerage and advisory direct costs	—	1,559				1,559
Professional fees	524	341				865
Data processing	939	—				939
Other	1,075	2,119		(294	)(2)	2,900
Total non-interest expense	15,548	13,735		(4,753)		24,530
Income before income taxes	4,500	5,303		803		10,606

Income tax expense	1,012	—		1,009	(3)	2,021
Net Income	3,488	5,303		(206	)(3)	8,585
Preferred stock dividends	—	—		(803)		(803)
Net income available to common shareholders	$3,488	$5,303		$(1,009)		$7,782
Earnings per common share
Basic and diluted earnings per share	$0.53	$0.81
Weighted-average shares used in computation of basic and diluted earnings per share	6,565,877	6,563,528

Pro forma basic and diluted earnings per share						$1.19

Pro forma weighted-average shares used in computation of basic and diluted earnings per share						6,564,771

Notes to Unaudited Pro Forma Condensed Combined Statement of Income

(1)	Advisory income at Tectonic Advisors, a subsidiary of Tectonic Holdings, has been eliminated against trust expenses at the Company in the amount of $4,459 for the year ended December 31, 2018.
(2)	Service agreements between Tectonic Holdings and Tectonic Financial have been eliminated in the amount of $294 for the year ended December 31, 2018.
(3)	Tectonic Holdings is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $1,009 has been recognized to record the tax effect of the results of Tectonic Holdings as though the companies had been combined as of January 1, 2018, assuming a tax rate of 21.0% applied to taxable income for the year ended December 31, 2018.
(4)	Gives effect to the restatement of interest expense on the subordinated debt totaling $803 to preferred dividends in the same amount, such conversion of the Tectonic Advisors subordinated debt to Tectonic Holdings preferred units to Series A preferred stock to occur in connection with the merger.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 combines our consolidated historical income statement and Tectonic Holdings assuming the companies had been combined as of January 1, 2017, pursuant in each case to ASC 805-50. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2017

(Dollars in thousands)	Predecessor (For the period from January 1, 2017 through May 15, 2017)	Successor (For the year ended December 31, 2017)	Combined (For the year ended December 31, 2017)	Tectonic Holdings, LLC (For the year ended December 31, 2017)	Pro Forma Adjustments			Pro Forma Combined (For the year ended December 31, 2017)
Interest Income:
Loan, including fees	$3,770	$7,071	$10,841	$—	$			$10,841
Securities	328	548	876	—				876
Federal funds sold	1	4	5	—				5
Interest-bearing deposits	29	64	93	—				93
Total Interest Income	4,128	7,687	11,815	—				11,815

Interest Expense:
Deposits	473	1,128	1,601	—				1,601
Borrowed funds	28	597	625	1,083		(1,083	)(4)	625
Total interest expense	501	1,725	2,226	1,083		(1,083)		2,226
Net interest income	3,627	5,962	9,589	(1,083)		1,083		9,589

Provision for Loan Loss	(8)	743	735	—				735
Net interest income after provision for loan losses	3,635	5,219	8,854	(1,083)		1,083		8,854

Non-interest Income
Trust income	3,293	5,756	9,049	—				$9,049
Gain on sale of loans	1,436	208	1,644	—				1,644
Loan servicing fees, net	237	301	538	—				538
Advisory income	—	—	—	7,493		(4,380	)(1)	3,113
Brokerage income	—	—	—	6,222				6,222
Rental income	109	182	291	—				291
Service fees and other income	19	242	261	920		(219	)(2)	962
Total non-interest Income	5,094	6,689	11,783	14,635		(4,599)		21,819

Non-interest Expense:
Salaries and employee benefits	3,528	3,622	7,150	3,876				$11,026
Occupancy and equipment	328	537	865	584				1,449
Trust expenses	2,317	4,014	6,331	—		(4,380	)(1)	1,951
Brokerage and advisory direct costs	—	—	—	2,280				2,280
Professional fees	269	193	462	453				915
Data processing	355	602	957	—				957
Other(2)	697	645	1,342	2,353		(219	)(2)	3,476
Total non-interest Expense	7,494	9,613	17,107	9,546		(4,599)		22,054
Income before income taxes	1,235	2,295	3,530	4,006		1,083		8,619

Income tax expense	196	402	598	—		1,592	(3)	2,190
Net Income	$1,039	$1,893	$2,932	$4,006		$(509)		$6,429

Notes to Unaudited Pro Forma Condensed Combined Statement of Income

(1)	Advisory income at Tectonic Advisors, a subsidiary of Tectonic Holdings, has been eliminated against trust expenses at the Company in the amount of $4,380 for the year ended December 31, 2017.
(2)	Service agreements between Tectonic Holdings and Tectonic Financial have been eliminated in the amount of $219 for the year ended December 31, 2017.
(3)	Tectonic Holdings is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $1,592 has been recognized to record the tax effect of the results of Tectonic Holdings as though the companies had been combined as of January 1, 2017, assuming a tax rate of 34.6% applied to taxable income for the year ended December 31, 2017.
(4)	Gives effect to the restatement of interest expense on the subordinated debt totaling $1,083 to preferred dividends in the same amount, such conversion of the Tectonic Advisors subordinated debt to Tectonic Holdings preferred units to Series A preferred stock to occur in connection with the merger.

The following unaudited pro forma condensed combined statement of financial condition as of December 31, 2018 combines our consolidated historical statement of financial condition with that of Tectonic Holdings, assuming the companies had been combined as of January 1, 2017, in each case pursuant to ASC 805-50. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of December 31, 2018

(Dollars in thousands, except share data)	Tectonic Financial, Inc.	Tectonic Holdings, LLC	Pro Forma Adjustments(7)		Pro Forma Combined
Assets
Cash and due from banks	$1,410	$7,877	$(4,195	)(1)	$4,372
Interest-bearing deposits	13,867	—			13,867
Federal funds sold	219	—			219
Total cash and equivalents	15,496	7,877	(4,915)		18,458
Securities available for sale	11,504	—			11,504
Securities held to maturity	7,722	—			7,722
Securities, restricted at cost	1,926	100			2,026
Loans held for sale	16,345	—			16,345
Loans, net of allowance for loan losses $874	234,033	—			234,033
Property and equipment, net	4,775	832			5,607
Core deposit intangible, net	1,381	—			1,381
Goodwill	8,379	14,112	(14,112	)(2)	8,379
Other assets	4,427	2,433	(660	)(3)	6,200
Total assets	$305,988	$25,354	$(19,687)		$311,655

Liabilities and Shareholders’ Equity

Liabilities
Demand deposits:
Non-interest bearing	$46,058	$—	$(4,915	)(1)	$41,143
Interest bearing	59,618	—			59,618
Time deposits	149,613	—			149,613
Total deposits	255,289	—	(4,915)		250,374
Borrowed funds	6,915	8,034	(8,034	)(6)	6,915
Subordinated notes	12,000	—			12,000
Deferred tax liabilities	534	—			534
Other liabilities	2,622	2,398	1,942	(3)(4)	6,962
Total liabilities	277,360	10,432	(11,007)		276,785

Shareholders’ Equity
Preferred stock $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding actual, 80,338 Series A shares issued and outstanding pro forma	—	—	803	(6)	803
Common stock, $0.01 par value; 10,000,000 shares authorized, 6,570,000 shares issued and outstanding, actual and 6,568,750 shares issued and outstanding pro forma	66	—			66
Additional paid-in capital	23,380	—	7,237	(5)	30,617
Retained earnings	5,391	—	(1,798	)(4)	3,593
Accumulated other comprehensive loss	(209)	—			(209)
Total shareholders’ equity	28,628	—	6,242		34,870
Members’ equity	—	14,922	(14,922)		—
Total members’ equity	—	14,922	(14,922)		—
Total liabilities and members’/shareholders’ equity	$305,988	$25,354	$(19,687)		$311,655

Notes to Unaudited Pro Forma Condensed Combined Statement of Financial Condition

(1)	Eliminates the cash at Tectonic Holdings that is held in accounts at the Bank against the deposit liability at the Bank.
(2)	Eliminates an intangible asset that is included in Tectonic Holdings’ financial statements. This relates to the long-lived advisory contract that Tectonic Holdings has with the Bank. The value of this intangible will be absorbed within the combined entity following the merger.
(3)	Eliminates the intercompany payables and receivables, which are primarily investment advisory fees between Tectonic and the Bank for the current month.
(4)	Tectonic Holdings is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $1,009 and a related payable has been recognized to record the tax effect of the results of Tectonic Holdings as though the companies had been combined as of January 1, 2018, assuming a tax rate of 21.0% applied to taxable income for the year ended December 31, 2018. In addition, the adjustment to income tax expense of $1,592 and the related payable has been recognized related to the adjusted pro forma combined income statement for the year ended December 31, 2017.
(5)	Gives effect to the net adjustments to additional paid in capital from the elimination of the intangible asset discussed in footnote (2), the net carryover of the assets and liabilities of Tectonic Holdings to the Company, and the additional paid in capital from the conversion of the subordinated debt in footnote 6. The merger provides for the issuance of common stock on a one-for-one basis to the members of Tectonic Holdings, followed by a reverse stock split, resulting in 6,568,750 common shares outstanding following the merger.
(6)	Gives effect to the conversion of the subordinated debt of Tectonic Advisors into Tectonic Holdings preferred units into Series A preferred stock, such conversion to occur in connection with the merger.

(7)	The merger of Tectonic Holdings with and into Tectonic Financial has been accounted for in this pro forma condensed combined statement of income as a combination of businesses under common control in accordance with ASC 805-50. Under ASC 805-50, all the assets and liabilities of Tectonic Holdings are carried over to the books of Tectonic Financial at their then current carrying amounts. Therefore, no adjustments are necessary to depreciation or amortization expense included in occupancy and equipment with respect to the acquired assets of Tectonic Holdings.

TECTONIC FINANCIAL SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the years ended December 31, 2018 and 2017 for Tectonic Financial, (ii) selected historical consolidated financial and operating data as of and for the period from January 1, 2017 through May 15, 2017 for the predecessor, (iii) selected historical consolidated financial and operating data as of and for the period from January 1, 2017 through December 31, 2017 for the successor and (iv) selected ratios as of and for the periods indicated. Selected financial data as of and for the years ended December 31, 2018 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

Although the period from January 1, 2017 through May 15, 2017 relates to the predecessor and the period from January 1, 2017 through December 31, 2017 relates to the successor, to assist with the period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic Financial” and in the financial statements and related notes included elsewhere in this prospectus.

	Successor	Combined (unaudited)(1)	Successor	Predecessor(1)
(Dollars in thousands)	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Year Ended December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Income Statement Data:
Interest income	$14,954	$11,815	$7,687	$4,128
Interest expense	4,360	2,226	1,725	501
Net interest income	10,594	9,589	5,962	3,627
Provision for loan losses	725	735	743	(8)
Net interest income after provision	9,869	8,854	5,219	3,635
Noninterest income	10,179	11,783	6,689	5,094
Noninterest expense	15,548	17,107	9,613	7,494
Income before income taxes	4,500	3,530	2,295	1,235
Income tax expense	1,012	598	402	196
Net income	3,488	2,932	1,893	1,039
Less: Preferred dividends	—	—	—	—
Net income available to common shareholders	$3,488	$2,932	$1,893	$1,039

	Successor	Combined (unaudited)(1)	Successor	Predecessor(1)
(Dollars in thousands)	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Year Ended December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Balance Sheet Data:
Cash and due from banks	$15,496		$16,221
Investments	21,152		21,776
Loans held for sale	16,345		16,143
Loans held for Investment, net of unearned discount	234,033		198,880
Allowance for loan losses	874		386
Goodwill and other intangible assets, net	9,760		9,961
Total assets	305,988		273,524
Noninterest-bearing deposits	46,058		39,094
Interest-bearing deposits	59,618		59,437
Time deposits	149,613		118,135
Borrowings and subordinated debentures	18,915		29,000
Common shareholders’ equity	28,628		24,984
Total shareholders’ equity	28,628		24,984

Per Share Data
Basic earnings per share	$0.53		$0.29	$0.26
Diluted earnings per share	0.53		0.29	0.25
Book value per share	4.36		3.83	5.11
Tangible book value per share(2)	2.87		2.31	5.11
Shares outstanding end of period	6,570,000		6,517,500	4,051,657
Weighted average common shares outstanding – basic	6,565,877		6,517,500	4,051,657
Weighted average common shares outstanding – diluted	6,565,877		6,517,500	4,094,548

Annualized Performance Ratios:
Return on average assets	1.22%		0.98%	1.25%
Return on average common equity	13.10		10.39	8.99
Return on average tangible common equity(2)	20.81		13.28	8.99
Yield on earning assets(3)	5.71	5.25%	5.34	5.17
Yield on loans(3)	6.05	5.59	5.69	5.50
Cost of funds(3)	1.40	0.83	0.90	0.71
Cost of deposits(3)	1.36	0.81	0.88	0.71
Net interest margin(3)	4.41	4.49	4.50	4.54
Efficiency ratio(2)	73.88	79.45	74.99	85.93
Loans to deposits(3)	100.25	98.48	96.89	102.13

Investment Services Data
Assets under administration	$1,188,265		$1,281,514
Assets under management	17,413		17,096
Client assets in custody	1,170,852		1,264,418

	Successor	Combined (unaudited)(1)	Successor	Predecessor(1)
(Dollars in thousands)	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Year Ended December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Asset Quality Ratios:
Nonperforming loans to total loans	1.08%		1.16%
Nonperforming assets to total assets	0.83		0.84
Allowance for loan losses to nonperforming loans, net of SBA guarantees	265.1		312.17
Allowance for loan losses to total loans	0.34		0.18
Net charge-offs to average total loans	0.10	0.19%

Capital Ratios (T Bank, National Association):
Tier 1 leverage ratio	10.32%		10.00%
Common equity Tier 1 capital ratio	13.06		11.81
Tier 1 risk-based capital ratio	13.06		11.81
Total risk-based capital ratio	13.45		11.99

Capital Ratios (Tectonic Financial, Inc.):
Tier 1 leverage ratio	6.62%		6.00%
Common equity Tier 1 capital ratio	8.37		7.09
Tier 1 risk-based capital ratio	8.37		7.09
Total risk-based capital ratio	8.77		7.27
Tangible common equity to tangible assets(2)	6.37		5.70
(1)	Certain balance sheet data, per share data and ratios have been excluded to the extent they are duplicative of the successor’s financial information for the period from May 16, 2017 through December 31, 2017 or otherwise not applicable.
(2)	Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(3)	Calculation derived from the Bank’s balance sheet and income statement for the period stated.

TECTONIC HOLDINGS SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the years ended December 31, 2018 and 2017 for Tectonic Holdings, and (ii) selected ratios as of and for the periods indicated. Selected financial data as of and for the years ended December 31, 2018 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic Holdings” and in the financial statements and related notes included elsewhere in this prospectus.

	As of and for the Year Ended
(Dollars in thousands)	December 31, 2018	December 31, 2017
Income Statement Data:
Investment advisory and related revenue	$8,900	$7,493
Brokerage commissions and related revenue	8,710	6,222
Other revenue	339	164
Total revenue	17,949	13,879
Operating expenses	13,735	9,546
Interest expense	803	1,083
Other income	1,892	756
Net income	5,303	4,006
Less: Preferred dividends	—	—
Net income available to members	$5,303	$4,006

Balance Sheet Data:
Cash and due from banks	$7,877	$5,935
Investments	100	101
Goodwill and other intangible assets, net	14,112	14,112
Total assets	25,354	23,565
Borrowings and subordinated debentures	8,034	8,034
Members’ equity	14,922	11,925

Per Share Data:
Basic earnings per unit	$0.81	$0.72
Diluted earnings per unit	0.81	0.72
Shares / units end of period	6,567,500	6,517,500
Weighted average common units outstanding – basic	6,563,528	5,586,370
Weighted average common units outstanding – diluted	6,563,528	5,586,370

Investment Services Data:
Investment management fees and other advisory	$8,900	$7,493
Commissions on brokerage and investment banking activity	8,710	6,222
Total assets under management	2,009,611	1,919,454
Total brokerage assets (Sanders Morris)	$1,303,241	$1,602,559
Total client assets (AUM plus brokerage)	3,312,851	3,522,013

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP
FINANCIAL MEASURES

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies, reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.”

Efficiency Ratio. We calculate our efficiency ratio as non-interest expense, less intangible amortization divided by net interest income (which is pre-provision), plus non-interest income. The following table reconciles, as of the dates set forth below, non-interest expense, less intangible amortization which is a non-GAAP measure, to non-interest expense, and presents the calculation of our efficiency ratios:

	Successor	Combined (unaudited)	Successor	Predecessor
(Dollars in thousands)	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Year Ended December 31, 2017	As of and for the Period from January 1, 2017 through May 15, 2017
Non-interest expense	$15,548	$17,107	$9,613	$7,494
Add depreciation and net accretion	201	126	126	—
Adjusted non-interest expense	$15,347	$16,981	$9,487	$7,494
Net interest income	$10,594	$9,589	$5,962	$3,627
Non-interest income	10,179	11,783	6,689	5,094
	$20,773	$21,372	$12,651	$8,721
Efficiency ratio	73.88%	79.45%	74.99%	85.93%
*	Figures included in this reconciliation are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to our preliminary estimates.

Tangible Common Equity and Tangible Common Equity Ratio. We calculate tangible common equity as total shareholders’ equity, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization. We calculate tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. We calculate the tangible common equity ratio as tangible common equity divided by tangible assets. The most directly comparable GAAP financial measure for tangible common equity is total shareholders’ equity and the most directly comparable GAAP financial measure for tangible assets is total assets.

We believe the use of tangible common book value has less relevance for high fee banks and investment management firms than for most banks, as our goodwill is all associated with highly desirable fee business. We recognize that the tangible common book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles and presents, as of the dates set forth below, total shareholders’ equity to tangible common equity, total assets to tangible assets and presents the calculation of the tangible common equity ratio:

	Successor	Successor
(Dollars in thousands)	As of December 31, 2018	As of December 31, 2017
Total shareholders’ equity	$28,628	$24,984
Less
Goodwill	(8,379)	(8,379)
Intangibles, net	(1,381)	(1,582)
Tangible common equity	$18,868	$15,023
Total assets	$305,988	$273,524
Less
Goodwill	(8,379)	(8,379)
Intangibles, net	(1,381)	(1,582)
Tangible assets	$296,228	$263,563
Tangible common equity ratio	6.37%	5.70%

Return on Average Tangible Common Equity. We calculate return on average tangible common equity as net income available to common shareholders (net income less dividends paid on preferred stock) divided by average tangible common equity. The most directly comparable GAAP financial measure for tangible common equity is average total shareholders’ equity.

The following table reconciles net income to income available to common shareholders and presents the calculation of return on average tangible common equity:

	Successor	Successor	Predecessor
(Dollars in thousands)	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Period from January 1, 2017 through May 15, 2017
Net income, as reported	$3,488	$1,893	$1,039
Income available to common shareholders	3,488	1,893	1,039
Average tangible common equity	16,764	14,252	31,234
Return on average tangible common equity	20.81%	13.28%	8.99%

Tangible Book Value per Common Share. We calculate tangible book value per common share as tangible common equity divided by common shares outstanding as detailed in the table below:

	Successor	Successor	Predecessor
(Dollars in thousands except share data)	As of December 31, 2018	As of December 31, 2017	As of May 15, 2017
Total shareholders’ equity	$28,628	$24,984	$20,684
Less
Goodwill	(8,379)	(8,379)	—
Intangibles, net	(1,381)	(1,582)	—
Tangible common equity	$18,868	$15,023	$20,684
Common shares outstanding, end of period	6,570,000	6,517,500	4,051,657
Tangible common book value per share	$2.87	$2.31	$5.11
*	Figures included in this reconciliation are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to our preliminary estimates.

RISK FACTORS

Investing in our Series B preferred stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our Series B preferred stock. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our Series B preferred stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.

In order to grow our business, we must continue to attract new clients in a cost-effective manner and enable these clients to realize the benefits associated with our products and services. Part of our strategic plan is to market our suite of financial services and products across the clients of our subsidiaries. We may not be able to attract clients from one of our subsidiaries to use another subsidiary for different financial services or products. This could be for a variety of reasons, including as a result of their continued use of our competitors and/or other impediments that hinder their ability to migrate to or adopt our financial products or services. If we are unable to entice existing clients to expand their use of our financial products and services, we may see an increase in our client acquisition costs which could have a material adverse effect on our business, results of operations and financial condition.

There are material limitations with making estimates of our combined financial results, use of combined financial results for predecessor and successor.

On May 15, 2017, T Bancshares, or predecessor, as the context requires, was acquired by Tectonic Financial, or the Company or successor, as the context requires. We applied purchase accounting on such date. See Note 18 “Acquisition and Asset Purchase” in the audited financial statements of the Company, found elsewhere in this prospectus, for additional discussion regarding the acquisition, including purchase accounting adjustments.

The period from January 1, 2017 to May 15, 2017, or the predecessor period, relates to the predecessor and the period from May 16, 2017 to December 31, 2017, or the successor period, relates to the successor. In each case, the principal operating subsidiary of each of the predecessor and successor was the Bank, which operated without interruption both before and after the acquisition. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended December 31, 2017. Unless otherwise indicated, all results presented for the period ended December 31, 2017 represent the combined period ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation, but is used to make period to period comparisons more meaningful. Though we believe that combining the results for the predecessor and successor for the period ending December 31, 2017 provides a better basis to compare such results with those of the same period in 2018, there are inherent limitations and differences between the accounting treatment applied by the predecessor and successor. By way of example, the assets of the predecessor were valued at “fair value” and thus adjusted by the successor, as required by purchase accounting. With these adjustments, there were differences in the results from operations of the successor, when compared to the predecessor, including, without limitation, the amortization by the successor of accretion from a deposit intangible. Further, the loan portfolio was valued by the successor and the loan loss reserve eliminated, requiring the successor to rebuild the loan loss reserve. There are significant other differences. Thus, our results from the combined predecessor and successor in 2017 may not necessarily be indicative of results to be expected by the Company in the future and future results may vary materially from those of the combined predecessor and successor in 2017.

Further, Tectonic Holdings has agreed to merge with and into Tectonic Financial prior to the consummation of the offering to which this prospectus relates. The merger has been approved by the board of directors of Tectonic Financial, the board of managers of the sole manager of Tectonic Holdings, the shareholders of Tectonic

Financial and the unitholders of Tectonic Holdings. No regulatory approvals are required to be obtained in order to complete the merger, rather we will provide the Federal Reserve with an after-the-fact notice once the merger is complete. We have shown the combined results of operations and statement of financial condition for Tectonic Financial and Tectonic Holdings in the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The combined results are unaudited and subject to a number of qualifications and assumptions. While we believe that this information is useful to a reader to understand the Company at the time of the closing of the offering, there can be no assurances that the Company will generate the results of operations indicated in the foregoing table and future results may vary materially from those set forth in the aforementioned table.

There are material limitations with making preliminary estimates of our financial results for the period ended March 31, 2019 prior to the completion of our and our auditors' financial review procedures for such period.

The preliminary financial estimates contained in “Prospectus Summary—Recent Developments” are not a comprehensive statement of our financial results for the period ended March 31, 2019, and our auditors have not yet completed their review of such financial results. Our financial statements for the period ended March 31, 2019 will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. Our actual financial results for the period ended March 31, 2019 may differ materially from the preliminary financial estimates we have provided as a result of the completion of our financial closing procedures, final adjustments, and other developments arising between now and the time that our financial results for such periods are finalized. The preliminary financial data included herein has been prepared by, and are the responsibility of, management. Whitley Penn LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary estimates. Accordingly, Whitley Penn LLP does not express an opinion or any other form of assurance with respect thereto.

We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

We may not be able to sustain our growth at the rate we have enjoyed during the past several years. A downturn in local economic market conditions, particularly in the real estate market, a failure to attract and retain high performing personnel, heightened competition from other financial services providers, and an inability to attract additional deposits in a cost-effective manner and lending clients, among other factors, could limit our ability to grow as rapidly as we have in the past and as such may have a negative effect on our business, financial condition and results of operations. In addition, risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, determining adequate allowances and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

We will become subject to consolidated capital ratio requirements, and therefore have to hold additional capital, because we will no longer qualify as a small bank holding company as a result of the offering.

Prior to this offering, Tectonic Financial qualified as a “small bank holding company.” This meant, among other things, that Tectonic Financial was not subject to minimum consolidated capital requirements. Upon consummation of the merger, we will not qualify as a small bank holding company and must maintain certain minimum capital ratios on a consolidated basis with the Bank. As described further below, our failure to meet capital requirements could, among other things, affect client and investor confidence, our ability to grow, our costs of funds, our ability to pay dividends on preferred and common stock, our ability to make acquisitions, and adversely affect our business, results of operations and financial condition.

Combining Tectonic Financial and Tectonic Holdings may be more difficult, costly or time-consuming than expected.

It is possible that the integration process following the merger could result in additional expenses, the loss of key employees, the disruption of each company’s ongoing business, diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any combination of institutions, there also may be disruptions that cause us to lose clients or cause clients to withdraw their deposits from the Bank. We may not be successful in overcoming these risks or other problems encountered in connection with potential acquisitions or other expansion activity. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition or results of operations.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Acquisitions may subject us to integration risks and other unknown risks.

Although we plan to continue to grow our business organically, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances that could result in loss or increased costs. Our due diligence or risk mitigation efforts may not be sufficient to protect against any such loss or increased costs. Moreover, any acquisitions may require the approval of our bank regulators and we may not be able to obtain such approvals on acceptable terms, if at all.

In addition, certain events may arise after the date of an acquisition, or we may learn of certain facts, events or circumstances after the closing of an acquisition, that may affect our financial condition or performance or subject us to risk of loss. These events include, but are not limited to: retaining key employees and clients, achieving anticipated synergies, meeting expectations and otherwise realizing the undertaking’s anticipated benefits; litigation resulting from circumstances occurring at the acquired entity prior to the date of acquisition; loan downgrades and credit loss provisions resulting from underwriting of certain acquired loans determined not to meet our credit standards; personnel changes that cause instability within a department; and other events relating to the performance of our business.

Mergers and acquisitions frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of the Series B preferred stock. As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Growth of our business could result in increased costs.

Our overall profitability would be negatively affected if investments and expenses associated with the growth of our business are not matched or exceeded by the revenue that is derived from such growth. Further, expanding existing and/or new business lines may involve recruiting and hiring new personnel. Hiring new personnel, especially professionals, is an inherently risky endeavor. The person needs to be a good fit within the organization, the person needs to be able to execute within the Company’s existing corporate structure (which may differ from his/her previous place of employment) and the person may need to attract his or her clients (and prospective clients) to the Company. If any of these (or other) factors do not occur, the Company may have to terminate such person’s employment and/or such person may leave the Company, which means that the cost of hiring, compensation paid and/or termination costs (including potential litigation) may impact the Company’s results of operations in a negative and adverse manner. In addition, such personnel may be employed by competitors, and the retention of such individuals may require us to enter into guaranteed compensation contracts for a period following commencement of employment. The compensation terms provided for in such contracts may be fixed in whole or in part. Any guaranteed compensation expenses that cannot be adjusted based on the success or profitability of the offices could reduce our operating margins. Expansion also creates a need for additional compliance, documentation, risk management and internal control procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us.

Cain Watters plays a meaningful role in referring trust and lending business to the Bank. In addition, Tectonic Advisors generates a substantial portion of its revenues and profits under a long-term contract to provide advisory and due diligence services to assist in the management of assets of clients of Cain Watters. Further, this agreement can be amended in the event of a sale or significant corporate event with Tectonic Holdings. In the event that the Cain Watters’ relationship does not continue (for whatever reason), such a change could have a material adverse effect on the profits and operations of the Company. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—Investment Advisory Agreement” and “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—Services Agreement.”

We believe that any material adverse effect on the business of Cain Watters could have a material adverse effect on the Company. Cain Watters’ business is primarily focused on dental practices. To the extent that the dental industry is disrupted or dental practices are adversely impacted, Cain Watters’ business may be adversely impacted as well. In addition, Cain Watters is subject to, and has periodically faced, business challenges associated with litigation over private placements conducted by affiliates between 2006-2009, which were negatively impacted by the financial crisis and subsequent collapse in the energy markets, and lower assets under management resulting from the market correction. Further, to the extent that clients suffer losses or poor performance on these or other investments, they may move their money from Cain Watters to another advisor, which could have a material adverse impact on Cain Watters and also the Company.

We depend on key personnel, and may have difficulty identifying, attracting and retaining necessary personnel, to execute our business strategy and successfully expand our operations.

We are reliant on key members of our senior management team. Though many are subject to employment agreements, the loss of any member of our senior management team could have a material adverse effect on the prospects of the Company.

We derive a substantial portion of our revenue from the efforts of our professional team, including financial advisors, brokers, loan officers and our SBA team. Therefore, our future success depends, in large part, on our ability to attract, recruit, and retain qualified financial services professionals. With the exception of certain members of senior management, none of our professionals are subject to employment agreements and are free to leave at any time. Demand for these professionals is high and their qualifications make them particularly mobile. These circumstances have led to escalating compensation packages in the industry. Up-front payments, increased payouts, and guaranteed contracts have made recruiting and retaining these professionals more difficult and can lead to departures by current professionals. From time to time we have experienced, and we may in the future experience, losses of SBA professionals, loan officers, financial advisors, brokers, sales and trading, and research professionals. Departures cause client defections due to close relationships between clients and such professionals. If we are unable to retain our key employees or attract, recruit, integrate, or retain other skilled professionals in the future, our business could suffer materially in the future.

Finally, certain of our executive officers, financial advisors and brokers and SBA loan production officers are either financially secure or, in some cases, beyond retirement age, for many Americans and do not have to work. Thus, these individuals are more susceptible to retirement. While we have succession plans in place, the loss of any key employee may have a material adverse effect on our business and prospects.

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

As a business operating in the bank and non-bank financial services industries, our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of Texas. If the U.S. or Texas economies weaken, our growth and profitability from our lending, deposit and investment operations could be constrained. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to borrower repayment ability and collateral protection as well as reduced demand for the products and services we offer. In addition, declines in the U.S. stock markets directly impact our Investment Services segment and also our trust assets. With any such declines, our assets under management and advisement and trust assets decline in value and clients are less apt to invest. Since our investment advisory revenues are based on assets, this leads to a decline in our Investment Services and trust revenues. In addition, even though our brokerage revenues are not based on assets, brokerage revenues may also be impacted by declines in the stock market because investors may be less inclined to trade stocks and/or bonds. Since our brokerage revenues are based on activity, we would likely see a decline in brokerage revenues as a result of stock market declines.

In recent years, there has been a gradual improvement in the U.S. economy and the economies of the states in which we operate, as evidenced by a rebound in the housing market, lower unemployment and higher valuations in the equities markets; however, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and the effect of the Tax Cuts and Jobs Act enacted in December 2017, or the 2017 Tax Act, and the impact such actions and other policies of the administration of President Donald Trump may have on economic and market conditions. In addition, concerns about the performance of international economies can impact the economy and financial markets here in the U.S. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on commercial, mortgage and consumer loans, residential and commercial real estate, or CRE, price declines and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business is concentrated in, and dependent upon, the continued growth and welfare of our primary market, and adverse economic conditions in such market could negatively impact our operations and clients.

Although we provide services nationwide, our business is concentrated primarily in the state of Texas. Our success depends to a certain extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in this primary market. Although our clients’ business and financial interests may extend beyond our primary market, adverse conditions that affect our primary market could reduce our growth rate, affect the ability of our clients to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits, affect the ability of our clients to make additional investments or cause such clients to withdraw their investments, affect the value of our assets under management and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary market, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets.

We have a loan concentration related to the acquisition and financing of dental practices.

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. As of December 31, 2018, our loan portfolio included $76.2 million of loans, approximately 32.4% of our total funded loans, to the dental industry, including practice acquisition loans, dental equipment loans, and dental facility loans. We had no charge-offs during 2017 and 2018 in our dental portfolio assets. We believe that these loans are conservatively underwritten to credit worthy borrowers and are diversified geographically. However, to the extent that there is a decline in the dental industry in general, we may incur significant losses in our loan portfolio as a result of this concentration.

A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business.

A major segment of our business consists of originating and periodically selling government guaranteed loans, in particular those guaranteed by the USDA and SBA. From time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans. In addition, these agencies may change their rules for loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small businesses and industrial borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability of these loans could decline. As the funding of the guaranteed portion of 7(a) loans has historically been a major portion of our business, a long-term decrease or discontinuation in the funding for the 7(a) loan program may have an unfavorable impact on our future performance and results of operations. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA or USDA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and results of operations.

We face specific risks associated with retention of unguaranteed portions of SBA loans.

The Bank has historically sold a considerable portion of the guaranteed portion of its SBA loans within a short period of time of originating such loans. Upon sale, the Bank retains the unguaranteed portion of such loans. As of December 31, 2018, the unguaranteed portion of our SBA loans totaled $44.3 million, representing 18.9% of our total loan portfolio. Given that the SBA requires that the Bank only make loans to borrowers that do not have access to conventional bank financing, the unguaranteed portion of these loans carry greater risk than traditional loans. As the Bank’s loan portfolio of the unguaranteed portion of SBA loans grows, its risk of loss due to defaults also grows. The Bank has a reserve for such unguaranteed portion of SBA loans. To the extent that this reserve is not adequate to cover losses, the Bank will suffer losses to its capital base and such losses could be material.

The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.

We offer traditional fiduciary services such as serving as executor, trustee, agent, administrator or custodian for individuals, nonprofit organizations, employee benefit plans and organizations. As of December 31, 2018, the Bank had approximately $1.2 billion in trust assets. The level of assets under management is significantly impacted by the market value of the assets. To date, virtually all of the growth in our assets under management relates to one registered investment advisor, Cain Watters, who has advised its clients of the existence of our trust services. We have not compensated the registered investment advisor in any way for making its clients aware of our trust services and cannot assure you that the investment advisor will continue to notify its clients of our trust services or that those clients will open trust accounts at the Bank. In the event that the Cain Watters’ relationship does not continue (for whatever reason), such a change could have a material adverse effect on the profits and operations of the Company. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Financial—Services Agreement.” In addition, we are subject to regulatory supervision with respect to these trust services that may restrain our growth and profitability.

We are subject to possible claims and litigation pertaining to fiduciary responsibility.

Clients could make claims and take legal action pertaining to our performance of our fiduciary responsibilities. Whether client claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect our market perception of our products and services as well as impact client demand for those products and services. Although we have not experienced any material claims or litigation pertaining to fiduciary responsibility, the occurrence of any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could reduce our net interest margins and net interest income.

Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. As interest rates change, net interest income is affected.

Interest rates are highly sensitive to many factors that are beyond our control, including (among others) general and regional and local economic conditions, the monetary policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve, bank regulatory requirements, competition from other banks and financial institutions and a change over time in the mix of our loans and investment securities, on the one hand, and on our deposits and other liabilities, on the other hand. Sustained low levels of market interest rates, as we have experienced during the past nine years, could continue to place downward pressure on our net interest margins and, therefore, on our earnings.

Our net interest margins and earnings also could be adversely affected if we are unable to adjust our interest rates on loans and deposits on a timely basis in response to changes in economic conditions or monetary policies. For example, if the rates of interest we pay on deposits, borrowings and other interest-bearing liabilities increase faster than we are able to increase the rates of interest we charge on loans or the yields we realize on investments and other interest-earning assets, our net interest income and, therefore, our earnings will decrease. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth and have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for loan losses, which could have a material adverse effect on our business, financial condition and results of operations.

Also, changes in interest rates might impact the values of equity and debt securities under management and administration, which may have a negative impact on fee income.

Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

Liquidity is essential to our banking business, as we use cash to make loans and purchase investment securities and other interest-earning assets and to fund deposit withdrawals that occur in the ordinary course of our business. Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. Potential alternative sources of liquidity include the sale of loans, the acquisition of national market non-core deposits, the issuance of additional collateralized borrowings such as the Federal Home Loan Bank of Dallas, or FHLB, advances, access to the Federal Reserve discount window and the issuance of additional equity securities. If our ability to obtain funds from these sources becomes limited or the costs of those funds increase, whether due to factors that affect us specifically, including our financial performance, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then our ability to grow our banking and investment advisory and trust businesses would be harmed, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to maintain our deposit base or other funding sources.

Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. In addition, from time to time, we borrow from the FHLB. Our future growth will largely depend on our ability to maintain and grow our deposit base and our ability to retain our trust clients, who provide deposits. We may not be able to grow and maintain our deposit base. As of December 31, 2018, we had a loan to deposit ratio of 98.1%. The account and deposit balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients, including our trust clients, move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations, which could materially negatively impact our growth strategy and results of operations.

We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.

We use certain non-core, wholesale funding sources, including the FHLB advances and quick rate certificates of deposits, or quick rate CDs. As of December 31, 2018, our use of such wholesale funding sources amounted to approximately $128.8 million, or 48.9% of total funding. Although we expect to increase our efforts to reduce our reliance on non-core funding sources, we may not be able to increase our market share of core-deposit funding in our highly competitive market area. If we are unable to do so, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and often exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income margins. Wholesale funding is subject to certain practical limits such as the FHLB’s maximum borrowing capacity and our liquidity targets. Our maximum borrowing capacity from the FHLB is based on the amount of commercial loans and securities we can pledge. If we are unable to pledge sufficient collateral to secure funding from the FHLB, we may lose access to this source of liquidity that we have historically relied upon. Additionally, regulators might consider wholesale funding beyond certain points to be imprudent and might suggest that future asset growth be reduced or halted. If we are unable to access any of these types of funding sources or if our costs related to them increase, our liquidity and ability to support demand for loans could be materially adversely affected. Further, in the event that we are ever put under a PCA, our regulators would require us to cease using wholesale funding (quick rate CDs). If we were not able to replace such funding, we would have to liquidate loans, which may be at losses that would have a material adverse effect on our capital, our business and your investment in the Company.

We could suffer material credit losses if we do not appropriately manage our credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of non-payment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. Changes in the economy can cause the assumptions that we made at origination to change and can cause borrowers to be unable to make payments on their loans, and significant changes in collateral values can cause us to be unable to collect the full value of loans we make. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel and our policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, financial condition and results of operations.

Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future.

As of December 31, 2018, our nonperforming loans (which consist of non-accrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms) totaled $2.5 million, of which $2.3 million is guaranteed by the SBA as to principal. We had no other real estate owned at December 31, 2018. However, our nonperforming assets may continue to remain at low levels and we may experience increases in nonperforming assets in the future. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs increase, which together with reduced interest income adversely affects our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value and estimate disposition costs, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. Further, since many of our loans are located outside of our primary market area, collecting delinquent loans would be more difficult for our staff relative to our competitors. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as returns on assets and equity.

Our allowance for loan losses may not be sufficient to absorb actual losses.

Experience in the banking industry indicates that a portion of our loans in all categories of our lending business will become delinquent, and some may only be partially repaid or may never be repaid at all. Our methodology for establishing the adequacy of the allowance for loan losses depends on subjective application of risk grades as indicators of borrowers’ ability to repay. Deterioration in general economic conditions and unforeseen risks affecting clients may have an adverse effect on borrowers’ capacity to repay timely their obligations before risk grades could reflect those changing conditions. In times of improving credit quality, with growth in our loan portfolio, the allowance for loan losses may decrease as a percent of total loans. Changes in economic and market conditions may increase the risk that the allowance would become inadequate if borrowers experience economic and other conditions adverse to their businesses. Maintaining the adequacy of our allowance for loan losses may require that we make significant and unanticipated increases in our provisions for loan losses, which could materially affect our results of operations and capital adequacy. Recognizing that many of our loans individually represent a significant percentage of our total allowance for loan losses, adverse collection experience in a relatively small number of loans could require an increase in our allowance.

Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to change classifications or grades on loans, increase the allowance for loan losses with large provisions for loan losses and recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our results of operations and financial condition.

A new accounting standard will result in a significant change in how we recognize credit losses and may result in material increases to our allowance for loan losses.

The Financial Accounting Standards Board, or FASB has adopted a new accounting standard referred to as Current Expected Credit Loss for ALLL, or CECL. CECL was promulgated in 2016 and currently scheduled to take effect for SEC registrants, which would include the Bank, in 2020 and all other banks in 2021. This standard will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans at the time of origination or purchase and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which would likely require us to increase our allowance for loan losses on our existing loan portfolio and increase the reserve as we originate and/or purchase loans in the future. In determining expected loan losses in accordance with CECL, we will have to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. In anticipation of the adoption of CECL, we have incurred, and will likely continue to incur, significant additional expense to comply with the new standard. In addition and more significantly, we believe that CECL, if implemented as currently promulgated, would result in a significantly greater reserve than we currently have in our ALLL, which will negatively impact our capital position and thus our Tier 1 leverage ratio and other capital ratios and may require us to raise additional capital. Further, to the extent that CECL requires us to book a greater reserve on future loan originations and/or purchases, our earnings will decline and our ability to build further capital will be reduced. Management is currently evaluating the extent of the impact of these changes to our financial position and results of operations and intends to run the CECL model parallel to its current methodology during 2019 in preparation for the implementation of the standard on January 1, 2020. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could materially and adversely affect our capital position and our ability to generate new loans and, accordingly, our business, financial condition and results of operations.

Our legal lending limits may impair our ability to attract borrowers and ability to compete with larger financial institutions.

Our per client lending limit at December 31, 2018 was approximately $4.5 million. Accordingly, the size of loans which we can offer to potential clients is less than the size which many of our competitors with larger lending limits are able to offer. This limit has affected and will continue to affect our ability to seek relationships with larger businesses in our market area. We accommodate loans in excess of our lending limit through the sale of portions of such loans to other banks. However, we may not be successful in attracting or maintaining clients seeking larger loans or in selling portions of such larger loans on terms that are favorable to us.

The level of our commercial real estate loan portfolio may subject us to heightened regulatory scrutiny.

The banking regulators have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that is actively involved in commercial real estate lending should perform a risk assessment to identify potential concentrations in commercial real estate lending. A financial institution may have such a concentration if, among other factors: (i) total outstanding loans for construction, land development, and other land represent 100% or more of total risk-based capital, or CRE 1 Concentration; or (ii) total outstanding loans for construction, land development and other land and loans secured by multifamily and non-owner occupied non-farm, non-residential properties (excluding loans secured by owner-occupied properties) represent 300% or more of total risk-based capital, or CRE 2 Concentration, and the institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36-month period. In such an instance, management should employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. As of December 31, 2018, our CRE 1 Concentration level was 51.1% and our CRE 2 Concentration level was 193.1%. We may, at some point, be considered to have a concentration in the future, or our risk management practices may be found to be deficient, which could result in increased reserves and capital costs as well as potential regulatory enforcement action.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

Our business development and marketing strategies primarily serve the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loans. If general economic conditions negatively impact Texas or the specific markets in which we operate and small- to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

Certain of our loans are not secured by property but dependent on the earning capacity of the borrower.

Certain of our loans are not collateralized or fully collateralized by tangible property, but are made on the basis of the cash flow (earnings) being generated by the borrower. These include, without limitation, certain loans to dentists to either buy out another dentist in a dental practice and/or to buy into a dental practice or to purchase or establish a dental practice. In this case, the borrower may be the dentist and/or the dental practice, neither of which may have sufficient tangible assets (cash, marketable securities, real estate or other tangible assets) to fully secure or even secure a portion of the loan being made. Rather, we look to the earning power and capacity of the dentist and/or dental practice as the primary source of repayment of the loan. In the event that the dentist or dental practice’s earning power is insufficient to service or repay the loan, the additional collateral is usually insufficient to cover the outstanding loan balance, in which case we lose substantially all of the loan balance. In the event that these loans default at a high rate, we will likely recover very little from the underlying collateral, in which case the Bank could suffer significant losses and you could lose some or all of your investment in your Series B preferred stock.

The Company’s use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors, the value of collateral backing a loan may be less than supposed, and if a default occurs, we may not recover the outstanding balance of the loan.

Our securities portfolio is subject to risk of loss; the fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2018, the fair value of our investment securities portfolio was $21.2 million. The Bank invests a portion of its assets in U.S. Treasuries, U.S. government agencies, mortgage-backed securities, direct obligations of quasi government agencies including Fannie Mae, Freddie Mac, and the FHLB, and federal funds sold. In addition, the Bank may make investments in certain municipal or state obligations or securities that it believes have a similar risk profile thereto, or Other Securities. Other Securities include, among other things, securities issued pursuant to Property Assessed Clean Energy programs. These programs are created by state and local municipalities to finance energy efficiency upgrades or renewable energy installations for residential, commercial and industrial property owners. Investments in instruments other than U.S. Treasuries carry a degree of risk, including risk of default, market fluctuations and lack of liquidity.

Factors beyond our control can significantly influence and cause adverse changes to occur in the fair values of securities in that portfolio. These factors include, but are not limited to, rating agency actions in respect of the investment securities in our portfolio, defaults by the issuers of such securities, concerns with respect to the enforceability of the payment or other key terms of such securities, changes in market interest rates, continued instability in the capital markets and lack of liquidity or marketability. Any of these factors, as well as others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, the process for determining whether an impairment of a security is other-than-temporary usually requires complex, subjective judgments, which could subsequently prove to have been wrong, regarding the future financial performance and liquidity of the issuer of the security, the fair value of any collateral underlying the security and whether and the extent to which the principal of and interest on the security will ultimately be paid in accordance with its payment terms. Further, any loss from any such Other Securities or any other securities in our portfolio would negatively impact the capital of the Bank and such impact could be material.

Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.

As a result of the merger, a significant portion of our revenue will result from fee-based services related to investment advisory, trust services, insurance and brokerage activities. This contrasts with many commercial banks that may rely more heavily on interest-based sources of revenue, such as loans. For the year ended December 31, 2018, pro forma consolidated non-interest income represented approximately 70.5% of our pro forma consolidated gross revenue (which is net interest income plus non-interest income). The level of these fees is influenced by several factors, including the mix and volume of our assets under custody and administration and our assets under management, market declines (which reduce asset values), the value and type of securities positions held (with respect to assets under custody) and the volume of portfolio transactions, and the types of products and services used by our clients.

In addition, our combined clients will include private investors, defined benefit and contribution plans, institutional investors, such as mutual funds, collective investment funds, hedge funds and other investment pools, and investment managers. Economic, market or other factors that reduce the level or rates of savings in or with those institutions, either through reductions in financial asset valuations or through changes in investor preferences, could materially reduce our fee revenue or have a material adverse effect on our consolidated results of operations. These clients also, by their nature, are often able to exert pricing pressure, and this, combined with strong competitive forces in the markets for our services, has resulted in, and may continue to result in, significant pressure to reduce the fees we charge for our services in both our asset servicing and asset management business lines.

The business operations of Sanders Morris may face limitations due to net capital requirements.

As a registered broker-dealer, Sanders Morris is subject to the net capital rules administered by the SEC and FINRA. These rules, which specify minimum net capital requirements for registered broker-dealers and FINRA members, are designed to assure that broker-dealers maintain adequate net capital in relation to their liabilities and the size of their client’s business. These requirements have the effect of requiring that a substantial portion of a broker-dealer’s assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies. Compliance with these net capital rules could limit operations that require extensive capital, such as underwriting or trading activities.

These net capital rules could also restrict our ability to withdraw capital in situations where Sanders Morris has more than the minimum required capital. We may be limited in our ability to pay dividends, implement our strategies, pay interest or repay principal on our debt, and redeem or repurchase our outstanding preferred or common stock. In addition, a change in these net capital rules or new rules affecting the scope, coverage, calculation, or amount of the net capital requirements, or a significant operating loss or significant charge against net capital, could have similar effects.

The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected.

The wealth management, trust and brokerage business is highly competitive, and we expect it to remain so. We compete directly with many other national and regional full service financial services firms, banks, insurance companies, asset management and advisory firms, and, to a lesser extent, with on-line and discount brokers. We also compete for wealth management services with commercial banks, private trust companies, sponsors of mutual funds, financial planning firms, venture capital, private equity and hedge funds, and other wealth managers. Moreover, we compete with ETFs that generally track passive investing strategies and charge lower management fees than active strategies, which may affect both the profitability of asset managers, on whose success we in part depend, and the perceived value of our investment services regarding ETFs. A continued lessening of investor interest in actively managed equity funds could decrease demand for and/or pricing on our investment services.

We are a small firm. Many of our competitors have more personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of products and distribution outlets for their products, larger client bases, and greater name recognition. These larger and better capitalized competitors may be better able to respond to changes in the wealth management and institutional services industries, to finance acquisitions, to fund internal growth, and to compete for market share generally.

Increased competition may result in pricing pressures, reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. The growth of online wealth management tools that provide automated, algorithm-based portfolio management advice, sometimes called robo-advice, may further accelerate the adoption of passively managed portfolios and reduce demand for and/or pricing on our investment services. Consequently, we may not be able to compete successfully against current and future competitors. If we are unable to compete effectively, our business, financial condition, and results of operations will be adversely affected.

Underperformance by our investments, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business.

Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management business. Underperformance by our investments could reduce our revenue and impair our growth in a number of ways:

•	existing clients may withdraw funds from our wealth management business in favor of better performing products;
•	asset-based advisory fees could decline as a result of a decrease in the value of assets under management;

•	our ability to attract funds from existing and new clients might diminish;
•	firms with which we have business relationships may terminate their relationships with us; and
•	our wealth managers and investment advisors may depart, whether to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our asset managers and the particular investments that they make. To the extent our investment style, security selection or investment results underperform other investment styles, selections or results, in either relative or absolute terms, the revenue and profitability of our wealth management business will likely be reduced and our ability to retain and attract new clients and funds will likely be impaired.

Our wealth management business is subject to reputational risk.

Our wealth management business derives the majority of its revenue from noninterest income. Success in this business is highly dependent on reputation. Our ability to attract wealth management clients is highly dependent upon external perceptions of this business’ level of service, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage the business’ and our reputation among existing clients, which could make it difficult for our wealth management line of business to attract new clients and maintain existing ones. Adverse developments with respect to the financial services industry or our operation may also negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Although we monitor developments for areas of potential risk to the lines of business and our reputation and brand, negative perceptions or publicity could materially and adversely impact both our revenue and net income.

Standard investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short-term declines in the performance of the securities under our management.

Like most investment advisory and wealth management businesses, the investment advisory contracts we have with our clients are typically terminable by the client without cause upon less than 30 days’ notice. As a result, even short-term declines in the performance of the securities we manage, which can result from factors outside our control, such as adverse changes in market or economic condition or the poor performance of some of the investments we have recommended to our clients, could lead some of our clients to move assets under our management to other asset classes such as broad index funds or treasury securities, or to investment advisors which have investment product offerings or investment strategies different than ours. Therefore, our operating results are heavily dependent on the financial performance of our investment portfolios and the investment strategies we employ in our investment advisory businesses and even short-term declines in the performance of the investment portfolios we manage for our clients, whatever the cause, could result in a decline in assets under management and a corresponding decline in investment management fees, which would adversely affect our results of operations.

We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability.

We continue to experience pricing pressures on investment advisory fees, as well as trading margins and commissions in fixed income and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. In the equity market, we experience pricing pressure from institutional clients to reduce commissions, partially due to the industry trend toward unbundling fees related to research and execution. Our trading margins have been further compressed by the use of electronic and direct market access trading, which has created additional competitive pressure. In addition, we face pricing pressures in our advisory business, which has seen new entrants compete for clients on the basis of price. We believe that price competition and pricing pressures in these and other areas will continue as investors continue to reduce the amounts they are willing to pay, including by reducing the number of advisory and brokerage firms they use, and some of our competitors seek to obtain market share by reducing advisory fees, commissions or margins.

We face strong competition from other insurance agencies, which may adversely affect our operations and financial condition.

The insurance industry is highly competitive and has, historically, been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors, including service, experience, the strength of agent and policyholder relationships, reputation, speed and accuracy of claims payment, perceived financial strength, ratings, scope of business, commissions paid and policy and contract terms and conditions. Our insurance business competes with many other insurers, including large national companies that have greater financial, marketing and management resources than HWG. Many of these competitors also have better ratings and market recognition than our insurance business.

In addition, a number of new, proposed or potential industry developments also could increase competition in HWG’s industry. These developments include changes in practices and other effects caused by the Internet (including direct marketing campaigns by HWG’s competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service. These developments could prevent our insurance business from expanding its book of business.

Our insurance business also faces competition from new entrants into the insurance market. New entrants do not have historic claims or losses to address and, therefore, may be able to price policies on a basis that is not favorable to our insurance business. New competition could reduce the demand for HWG’s insurance products, which could have a material adverse effect on our financial condition and results of operations.

A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses.

Due to the scope of our businesses and our client base, we regularly address potential conflicts of interest, including situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of our businesses have access to material non-public information that may not be shared with other businesses within the firm and situations where we may be a creditor of an entity with which we also have an advisory or other relationship. In addition, our status as a bank holding company subjects us to heightened regulation and increased regulatory scrutiny by the Federal Reserve with respect to transactions between our entities that are or could be viewed as affiliates of ours and, under the Volcker Rule, transactions between our subsidiaries (including Sanders Morris and Tectonic Advisors) and certain covered funds.

We may incur significant losses due to ineffective risk management processes and strategies.

We seek to monitor and control our risk exposures through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational and compliance systems, and internal control and management review processes. However, those systems and review processes and the judgments that accompany their application may not be effective and, as a result, we may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced in recent years, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, we could be subjected to increased regulatory scrutiny and regulatory restrictions could be imposed on our business, including on our potential future business lines, as a result of which our business and operating results could be adversely affected.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of the Series B preferred stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404(a) of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment. In particular, we may not be able to maintain effective internal control over segment reporting, which we have implemented as a result of the merger. Any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of the Series B preferred stock to decline and subject us to regulatory penalties and litigation.

We are required to make significant estimates and assumptions in the preparation of our financial statements and our estimates and assumptions may not be accurate.

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. The processes the Company uses to estimate its probable loan losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on the company’s financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models the Company uses for interest rate risk and asset-liability management are inadequate, the Company may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models the Company uses for determining its probable loan losses are inadequate, the allowance for loan losses may not be sufficient to support future charge-offs. If the models the Company uses to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what the Company could realize upon sale or settlement of such financial instruments. Any such failure in the Company’s analytical or forecasting models could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may be required to recognize a significant charge to earnings if our goodwill or other intangible assets become impaired.

Goodwill and purchased intangible assets with indefinite lives are not amortized, but are reviewed for impairment annually and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the unamortized balance of our finite-lived intangible assets when indicators of potential impairment are present. Factors that may indicate that the carrying value of our goodwill or other intangible assets may not be recoverable include a decline in our stock price and market capitalization and slower growth rates in our industry. We will continue to evaluate the carrying value of our goodwill and other intangible assets. The recognition of a significant charge to earnings in our consolidated financial statements resulting from any impairment of our goodwill or other intangible assets could materially adversely impact our business, financial condition and results of operations.

We may elect or be compelled to seek additional capital, but that capital may not be available or it may be dilutive.

Our ability to raise capital in the future, if needed, will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed, on favorable terms or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our preferred or common stock that would reduce our shareholders’ percentage ownership interest to the extent they do not participate in future offerings. Also, if we are unable to raise additional capital, we may be required to take alterative actions which may include the sale of income-producing assets to meet our capital requirements, which could have an adverse impact on our results of operations and ability to generate income.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the receivable due us. Any such losses could be material and could materially and adversely affect our business, financial condition, and results of operations.

In addition, we do not provide custodial services for our clients. Instead, client investment accounts are maintained under custodial arrangements with large, well established securities brokerage firms or bank institutions that provide custodial services, or, collectively, custodial firms, either directly or through arrangements made by us with those firms. As a result, the performance of, or even rumors or questions about the integrity or performance of, any of those custodial firms could adversely affect the confidence of our clients in the services provided by those firms or otherwise adversely impact their custodial holdings. Such an occurrence could negatively impact our ability to retain existing or attract new clients and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face intense competition from larger banks and financial institutions that could hurt our business.

We conduct our business operations in markets where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, financial technology companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. Larger banks and many of those other financial service organizations have greater financial and marketing resources than we do that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits than we do, which enable them to attract larger clients and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and investment management clients. If we are unable to compete effectively with those banking or other financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margins, net interest income and investment management fees could decline, which could materially adversely affect our business, results of operations and prospects, and could cause us to incur losses in the future.

We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. However, these technology services many not be as sophisticated or adoptable as some of our larger competitors and we may be subject to long-term contracts that impede our ability to change vendors to adapt to a changing technology marketplace. Thus, we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

We depend on third party systems, so a systems failure could significantly disrupt our business. These and other operational risks may disrupt our business, result in regulatory action against us, or limit our growth.

Our business depends highly on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets, and the transactions we process have become increasingly complex.

Consequently, we rely heavily on our communications and financial, accounting, and other data processing systems, including systems provided by our clearing brokers and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated, or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention, or reputational damage. Any failure or interruption of our systems, the systems of our clearing brokers or custodians, or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. In addition, our clearing brokers and custodians provide our principal disaster recovery system. We cannot provide assurance that we or our clearing brokers or custodians will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, terrorism, or otherwise, or that our or our clearing brokers’ back-up procedures and capabilities in the event of any such failure or interruption will be adequate. The inability of our or our clearing brokers’ or custodians’ systems to accommodate an increasing volume of transactions could also constrain our ability to expand our business.

The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our clients, or third parties with whom we interact and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. The financial services industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis.

Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our clients and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. All of these factors increase our risks related to cyber-threats and electronic disruptions.

In addition to well-known risks related to fraudulent activity, which take many forms, such as check “kiting” or fraud, wire fraud, and other dishonest acts, information security breaches and cybersecurity-related incidents have become a material risk in the financial services industry. These threats may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, electronic identity theft, “phishing,” account takeover, denial or degradation of service attacks, and malware or other cyber-attacks. These electronic viruses or malicious code are typically designed to, among other things:

•	obtain unauthorized access to confidential information belonging to us or our clients;
•	manipulate or destroy data;
•	disrupt, sabotage or degrade service on a financial institution’s systems; or
•	steal money.

In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and their employees or other third parties, and subjecting those agencies and corporations to potential fraudulent activity and their clients, employees and other third parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

Unfortunately, it is not always possible to anticipate, detect, or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur due to the following, among other reasons:

•	the proliferation of new technologies, and the use of the Internet and telecommunications technologies to conduct financial transactions;
•	these threats arise from numerous sources, not all of which are in our control, including among others human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;
•	the techniques used in cyber-attacks change frequently and may not be recognized until launched or until well after the breach has occurred;
•	the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;
•	the vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, clients, third-party service providers or other users of our systems; and
•	our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

Although to date we have not experienced any losses or other material consequences relating to technology failure, cyber-attacks or other information, we may suffer such losses or other consequences in the future. While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. While we had insurance against losses related to cyber insurance as of the date of this prospectus, we may not be able to insure against losses related to cyber-threats in the future and our insurance may not insure against all possible losses. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

As is the case with non-electronic fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with clients and third parties with whom we do business. Although to date we have not experienced any material fraudulent activity, breaches of our information security or cyber-attack, a successful penetration or circumvention of system security could cause us negative consequences, including loss of clients and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our clients, or damage to our clients’ and/or third parties’ computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

We rely on client and counterparty information, which subjects us to risks if that information is not accurate or is incomplete.

When deciding whether to extend credit or enter into other transactions with clients or counterparties, we may rely on information provided by or on behalf of those clients and counterparties, including audited financial statements and other financial information. We may also rely on representations made by clients and counterparties that the information they provide is accurate and complete. We conduct appropriate due diligence on such client information and, where practical and economical, we engage valuation and other experts or sources of information to assist with assessing collateral and other client risks. Our financial results could be adversely affected if the financial statements, collateral value or other financial information provided by clients or counterparties are incorrect.

A natural disaster could harm our business.

Historically, Texas, in which a substantial portion of our business is located, has been susceptible to natural disasters, such as hurricanes (particularly in Houston), flooding and tornadoes. The nature and level of natural disasters cannot be predicted. These natural disasters could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. Additionally, natural disasters could negatively impact the values of collateral securing our borrowers’ loans and interrupt our borrowers’ abilities to conduct their business in a manner to support their debt obligations, either of which could result in losses and increased provisions for loan losses for us.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters, and we may not prevail in proceedings or litigation. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

The Company is subject to environmental risks associated with owning real estate or collateral.

The cost of cleaning up or paying damages and penalties associated with environmental problems could increase the Company’s operating expenses and result in a decline in the underlying collateral. When a borrower defaults on a loan secured by real property, the Company may purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. The Company may also take over the management of commercial properties whose owners have defaulted on loans. The Company also owns and leases premises where banking and other facilities are located. While the Company’s lending, foreclosure and facilities policies and guidelines are intended to exclude properties with an unreasonable risk of contamination, hazardous substances could exist on some of the properties that the Company may own, acquire, manage or occupy. Environmental laws could force the Company to clean up the properties at the Company’s expense. It may cost much more to clean a property than the property is worth and it may be difficult or impossible to sell contaminated properties. The Company could also be liable for pollution generated by a borrower’s operations if the Company takes a role in managing those operations after a default.

Risks Related to Our Regulatory Environment

We are subject to extensive government regulation and supervision, which could constrain our growth and profitability.

The Company is subject to extensive federal and state regulation and supervision, including regulation and supervision by the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency, or the OCC. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not the interests of shareholders. These regulations affect the Company’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal and state statutes and related regulations, including tax policy and corporate governance rules, can significantly affect the way in which bank holding companies, and public companies in general, conduct business.

Current and past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, the Dodd-Frank and Wall Street Consumer Protection Act, or the Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. President Donald Trump issued an executive order directing the review of existing financial regulations. The Trump administration has also indicated in public statements that the Dodd-Frank Act will be under scrutiny and that some of its provisions and the rules promulgated thereunder may be revised, repealed or amended. In May 2018, Congress passed the Economic Growth, Regulatory Relief and Consumer Protection Act, or S. 2155, that provides for certain regulatory relief for community banks, including mortgage lending relief, treatment of reciprocal deposits and capital simplification.

Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Finally, the 2017 Tax Act enacted in the fourth quarter of 2017 may impact the profitability of our business activities, require more oversight or change certain of our business practices, and could expose us to additional costs, including increased compliance costs. The 2017 Tax Act could negatively impact our clients because it lowers the existing caps on mortgage interest deductions and limits the state and local tax deductions. These changes could make it more difficult for borrowers to make their loan payments, and could also negatively impact the housing market, which could adversely affect our business and loan growth.

See “Supervision and Regulation” for additional information regarding the supervisory and regulatory issues facing the Company.

The Bank is, and after the offering we will be, subject to stringent capital requirements that may limit our operations and potential growth.

The Bank is, and after the merger and this offering we will be, subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet commitments as calculated under these regulations. The failure to meet the established capital requirements under the prompt corrective action framework could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating the Bank’s FDIC deposit insurance. FDIC deposit insurance is critical to the continued operation of the Bank. In addition, an inability to meet the capital requirements under the Basel III regulatory capital reforms, or Basel III, would prevent us from being able to pay certain discretionary bonuses to our executive officers and dividends to our shareholders.

Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the Tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in our risk-weighted assets will require a corresponding increase in our capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments and other factors will decrease our capital, thereby reducing the level of the applicable ratios.

As described further in the “Supervision and Regulation” section of this prospectus, the federal banking regulators released a proposed rulemaking on November 21, 2018 that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III capital requirements. The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous at that time to elect out of complying with the Basel III capital requirements and elect into complying with the community bank leverage ratio framework. In any case, the PCA framework would still apply to the Bank.

Our failure to remain well-capitalized for bank regulatory purposes, either under the Basel III regime or the community bank leverage ratio framework, could affect client and investor confidence, our ability to grow, our costs of funds, our ability to pay competitive rates to attract and retain deposits, FDIC insurance costs, our ability to pay dividends on preferred and common stock, our ability to make acquisitions, and our business, results of operations and financial condition. In addition, if we cease to be a well-capitalized institution for bank regulatory purposes, the interest rates that we pay on deposits and our ability to accept brokered deposits may be restricted.

Federal banking agencies periodically conduct examinations of our banking business, including compliance with laws and regulations, and our failure to comply with any supervisory actions which we are, or may become, subject to as a result of such examinations may adversely affect us.

The OCC, the Federal Reserve and the FDIC may conduct examinations of our business, including for compliance with applicable laws and regulations. As a result of an examination, regulatory agencies may determine that the financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk, or other aspects of any of our operations are unsatisfactory, or that we or our management are in violation of any law, regulation or guideline in effect from time to time. Regulatory agencies may take a number of different remedial actions, including the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the composition of our concentrations in portfolio or balance sheet assets, to assess civil monetary penalties against officers or directors, to remove officers and directors and, if such conditions cannot be corrected or there is an imminent risk of loss to depositors, the FDIC may terminate our deposit insurance. A regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, the Consumer Financial Protection Bureau, or the CFPB, and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Any such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or the IRS. There is also increased scrutiny of compliance with the sanctions rules enforced by the Office of Foreign Assets Control, or OFAC. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of any financial institutions that we may acquire in the future are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which could negatively impact our business, financial condition and results of operations. Although we have not been subject to fines or other penalties, or suffered business or reputational harm, as a result of money laundering activities, failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.

Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.

Tectonic Advisors and Sanders Morris are subject to extensive regulation under both federal and state laws. Sanders Morris is registered as a broker-dealer with the SEC and FINRA; Tectonic Advisors and Sanders Morris are registered with the SEC as investment advisors. The SEC is the federal agency responsible for the administration of federal securities laws. In addition, self-regulatory organizations, or SROs, principally FINRA and the securities exchanges, are actively involved in the regulation of broker-dealers. Tectonic Advisors and Sanders Morris are also subject to regulation by state securities commissions in those states in which we do business. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets rather than protection of creditors and shareholders of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure of securities firms, record-keeping, and the conduct of directors, officers, and employees.

As investment advisors, Sanders Morris and Tectonic Advisors are subject to the Investment Advisers Act of 1940, as amended, or the Advisers Act. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. Moreover, the Advisers Act grants broad administrative powers to regulatory agencies such as the SEC to regulate investment advisory businesses. Sanders Morris and Tectonic Advisors are also subject to the provisions and regulations of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, to the extent that they act as a “fiduciary” under ERISA with respect to certain of their clients. ERISA and the applicable provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. Additionally, like other investment advisory and broker-dealer companies, Sanders Morris and Tectonic Advisors face the risks of lawsuits by clients. The outcome of regulatory proceedings and lawsuits is uncertain and difficult to predict. An adverse resolution of any regulatory proceeding or lawsuit could result in substantial costs or reputational harm to Sanders Morris or Tectonic Advisors and, therefore, could have an adverse effect on the ability to retain key relationship and wealth managers, and to retain existing clients or attract new clients, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Sanders Morris is subject to periodic examinations by the SEC and FINRA and Tectonic Holdings by the SEC. In these examinations, personnel from FINRA or the SEC (as applicable) make a visit to the office(s) of Sanders Morris or Tectonic Holdings and review the files, business practices and personnel. These reviews are often based on a pre-examination checklist or areas of interest, often based on the risks associated with Sanders Morris’ or Tectonic Holdings’ business. The examiners consult with their home office and, at the end of the examination, often issue a letter setting forth areas requiring attention. However, under certain circumstances, a poor examination or a violation brought to the SEC’s or FINRA’s attention can result in an administrative proceeding.

The SEC, FINRA, and state securities commissions may conduct administrative proceedings that can result in:

•	censure, fines, or civil penalties;
•	issuance of cease-and-desist orders;
•	deregistration, suspension, or expulsion of a broker-dealer or investment advisor;
•	suspension or disqualification of the broker-dealer’s officers or employees;
•	prohibition against engaging in certain lines of business; and
•	other adverse consequences.

In the last five years, neither Tectonic Advisors nor Sanders Morris has received what either believes is a poor examination by any of their federal or state regulators, been subject to any material administrative proceeding or been found to be in material violation by their federal or state regulators or experienced an imposition of any material penalties, censure, fines or cease-and-desist orders by such regulators. The imposition of any penalties or orders on us could have a material adverse effect on our business, financial condition, and results of operations. The investment banking and brokerage industries have recently come under scrutiny at both the state and federal levels, and the cost of compliance and the potential liability for noncompliance has increased as a result.

Our ability to comply with laws and regulations relating to our financial services businesses depends in large part upon maintaining a system to monitor compliance and our ability to attract and retain qualified compliance personnel. Although we believe we are in material compliance with all applicable laws and regulations, we may not be able to comply in the future. Any noncompliance could have a material adverse effect on our business, financial condition, and results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our clients with non-affiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states and foreign countries have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States and other countries are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We can be subject to legal and regulatory proceedings, investigations and inquiries related to conduct risk.

U.S. authorities have been increasingly focused on “conduct risk,” a term that is used to describe the risks associated with behavior by employees and agents, including third-party vendors, that could harm clients, consumers, investors or the markets, such as failures to safeguard consumers’ and investors’ personal information, failures to identify and manage conflicts of interest and improperly creating, selling and marketing products and services. In addition to increasing compliance risks, this focus on conduct risk could lead to more regulatory or other enforcement proceedings and litigation, including for practices which historically were acceptable but are now receiving greater scrutiny. Further, while we take numerous steps to prevent and detect conduct by employees and agents that could potentially harm clients, investors or the markets, such behavior may not always be deterred or prevented. Banking regulators have also focused on the overall culture of financial services firms. In addition to regulatory restrictions or structural changes that could result from perceived deficiencies in our culture, such focus could also lead to additional regulatory proceedings. Although we have not been subject to any material conduct risk investigations or inquiries in the past eight years, the occurrence of such proceedings, investigations or inquiries could damage our reputation, disrupt our business, increase our costs and causes losses in the future.

Risks Related to an Investment in our Series B Preferred Stock

The Series B preferred stock will be an equity security and will be subordinate to our existing and future indebtedness, which could adversely impact our ability to pay dividends on the Series B preferred stock.

The shares of Series B preferred stock will be equity interests and will not constitute indebtedness of ours. This means that the Series B preferred stock will rank junior to all our existing and future indebtedness and our other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation.

As of December 31, 2018, our total liabilities were approximately $277.4 million, and we may incur additional indebtedness in the future to increase our capital resources or fund strategic acquisitions or other business efforts. Additionally, if our capital ratios or the capital ratios of our banking subsidiary fall below minimum ratios required by the Federal Reserve, we or our banking subsidiary could be required to raise additional capital by making additional offerings of debt securities, including senior or subordinated notes, or other applicable securities that could rank senior to the Series B preferred stock. The Series B preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below in “Risk Factors—Holders of the Series B preferred stock will have limited voting rights.” In addition, dividends on the Series B preferred stock are payable only when, as, and if declared by our board of directors out of assets legally available therefor. In the event of our liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series B preferred stock only after all of our indebtedness and other liabilities have been paid. Accordingly, our existing and future indebtedness may restrict the payment of dividends on the Series B preferred stock. Further, if we are unable to or do not pay dividends on the Series B preferred stock, the market price of the Series B preferred stock may decline.

The Series B preferred stock may be junior in rights and preferences to our future preferred stock.

The Series B preferred stock may rank junior to preferred stock issued in the future that by its terms is expressly senior in rights and preferences to the Series B preferred stock, although the affirmative vote or consent of the holders of at least 66 2∕3% of all outstanding shares of the Series B preferred stock is required to authorize or issue any shares of stock senior in rights and preferences to the Series B preferred stock. The terms of any future preferred stock expressly senior to the Series B preferred stock may restrict dividend payments on the Series B preferred stock.

Additional issuances of preferred stock or securities convertible into preferred stock may further dilute existing holders of the Series B preferred stock.

We may determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders, including issuing additional shares of Series B preferred stock. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the Series B preferred stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms.

Although the affirmative vote or consent of the holders of at least 66 2∕3% of all outstanding shares of the Series B preferred stock and the affirmative vote or consent of the holders of at least 66 2∕3% of all outstanding shares of the Series A preferred stock is required to authorize or issue any shares of capital stock senior in rights and preferences to the Series B preferred stock and Series A preferred stock, respectively, if we issue preferred stock in the future with voting rights that dilute the voting power of the Series B preferred stock, the rights of holders of the Series B preferred stock or the market price of the Series B preferred stock could be adversely affected. The market price of the Series B preferred stock could decline as a result of these other offerings, as well as other sales of a large block of Series B preferred stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series B preferred stock are not entitled to preemptive rights or other protections against dilution.

Dividends on the Series B preferred stock are discretionary and non-cumulative, and our future ability to pay dividends is subject to restrictions.

Although we intend to pay dividends on the Series B preferred stock, dividends on the Series B preferred stock are discretionary and will not be mandatory or cumulative. If our board of directors does not declare a dividend on the Series B preferred stock or if our board of directors authorizes and we declare less than a full dividend in respect of a Dividend Period, the holders of the Series B preferred stock will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and we will have no obligation to pay a partial or full dividends for that Dividend Period at any time, whether or not our board of directors declares a dividend on the Series B preferred stock or any other class or series of our capital stock for any future Dividend Period. Any declaration and payment of dividends on the Series B preferred stock will depend upon, among other factors, our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the Series B preferred stock, dividend restrictions contained in any credit agreements and other factors deemed relevant by our board of directors.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on any debt obligations.

In addition, the Company is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on our preferred stock and common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and nonbank subsidiaries may pay to the Company. In the event our subsidiaries are unable to pay dividends to the Company, the Company may not be able to service debt or pay dividends on the Series B preferred stock. The inability to receive dividends from our subsidiaries could have a material adverse effect on the Company’s business, financial condition, results of operations and liquidity.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR; in the past, the level of three-month LIBOR has experienced significant fluctuations.

Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the Floating Rate Period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance.

Holders of the Series B preferred stock will have no rights against the publishers of the London Interbank Offered Rate, or LIBOR.

Holders of the Series B preferred stock will have no rights against the publishers of LIBOR, even though the amount they receive on each Dividend Payment Date after       , 2024 will depend upon the level of LIBOR. The publishers of LIBOR are not in any way involved in this offering and have no obligations relating to the Series B preferred stock or the holders of the Series B preferred stock.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of the Series B preferred stock.

The chief executive of the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, in July 2017 announced that the FCA intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom or elsewhere. While Intercontinental Exchange Inc., the company that administers LIBOR, plans to continue publishing LIBOR, liquidity in the interbank markets that those LIBOR estimates are based upon has been declining. Accordingly, there is considerable uncertainty regarding the publication of such rates beyond 2021. In April 2018, the Federal Reserve Bank of New York, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, announced replacement of U.S. LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities called the Secured Overnight Financing Rate, or SOFR. The first publication of SOFR was released in April 2018. Whether or not SOFR attains market acceptance as a LIBOR replacement remains in question and the future of LIBOR at this time is uncertain. The selection of SOFR as the alternative reference rate currently presents certain market concerns, because a term structure for SOFR has not yet developed, and there is not yet a generally accepted methodology for adjusting SOFR, which represents an overnight, risk-free rate, so that it will be comparable to LIBOR, which has various tenors and reflects a risk component. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for securities on which the interest or dividend is determined by reference to LIBOR, such as the Series B preferred stock.

The Series B preferred stock is perpetual. Although we intend to pay dividends on the Series B preferred stock, dividends on the Series B preferred stock will not be cumulative or mandatory. Holders of the Series B preferred stock will be entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends. While the initial dividend rate on the Series B preferred stock is fixed, when, as and if declared by the board of directors, the dividend rate will be equal to three-month LIBOR plus a spread of       basis points per annum for each quarterly Dividend Period beginning       , 2024—after the date on which the continuation of LIBOR on the current basis cannot and will not be guaranteed. Notwithstanding the foregoing, in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero. As described under “Description of the Series B Preferred Stock—Dividends,” if the calculation agent is unable to determine three-month LIBOR based on screen-based reporting of that base rate, the calculation agent is to obtain suitable quotations for three-month LIBOR from reference banks. In addition, if we determine that three-month LIBOR has been discontinued or is no longer viewed as an acceptable benchmark for securities like the Series B preferred stock, then we will instruct the calculation agent to use a substitute or successor base rate that we have determined in our sole discretion is most comparable to three-month LIBOR, provided that if we determine there is an industry-accepted successor base rate, we will instruct the calculation agent to use that substitute or successor base rate. In such instances, we will instruct the calculation agent on what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate, with respect to the calculation of dividends on the Series B preferred stock during the Floating Rate Period.

Notwithstanding the foregoing, if the calculation agent determines in its sole discretion that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, we may, in its sole discretion, appoint an independent financial advisor, or IFA, to determine an appropriate alternative rate and any adjustments, and the decision of the IFA will be binding on the Company, the calculation agent, and the holders of Series B preferred stock. If a LIBOR event (as defined below) has occurred, but for any reason an alternative rate has not been determined or the calculation agent determines, in its sole discretion, that there is no such market practice for the use of such alternative rate (and, in each case, an IFA has not determined an appropriate alternative rate and adjustments or an IFA has not been appointed), three-month LIBOR for the next Dividend Period to which the determination date relates shall be three-month LIBOR as in effect for the then-current Dividend Period; provided, that if this sentence is applicable with respect to the first Dividend Period in the Floating Rate Period, the dividend rate, business day convention and manner of calculating the dividend rate applicable during the Fixed Rate Period will remain in effect during the Floating Rate Period.

Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to the applicable dividend rate on the Series B preferred stock during the Floating Rate Period, which could have a material adverse effect on the return on, value of and market price for the Series B preferred stock. The calculation agent has not been appointed, and we will appoint a calculation agent prior to the commencement of the Floating Rate Period. We may appoint ourselves or another affiliate of ours as calculation agent.

Dividends on the Series B preferred stock will vary beginning on       , 2024 and any dividends declared may be less than the initial fixed annual rate in effect until       , 2024.

As described in further detail under “Description of Series B Preferred Stock—Dividends” the annual dividend rate on the Series B preferred stock commencing on       , 2024 will equal three-month LIBOR plus a spread of       basis points per annum. Notwithstanding the foregoing, in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero. Therefore, any dividends declared on or after       , 2024 may vary from period to period and could be more or less than the fixed rate for the initial period. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the markets generally and that are important in determining the existence, magnitude and longevity of market rate risk.

The Series B preferred stock may be redeemed at our option, and you may not be able to reinvest the redemption price you receive in a similar security.

Subject to the approval of the Federal Reserve (if then required), at our option, we may redeem the Series B preferred stock at any time, either in whole or in part, for cash, on any Dividend Payment Date on or after       , 2024. We may also redeem the Series B preferred stock at our option, subject to the approval of the Federal Reserve (if then required), at any time, in whole, but not in part, within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined in “Description of Series B Preferred Stock—Redemption”), such as a proposed change in law or regulation after the initial issuance date with respect to whether the Series B preferred stock qualifies as an “additional Tier 1 capital” instrument.

Although the terms of the Series B preferred stock have been established at issuance to satisfy the criteria for “additional Tier 1 capital” instruments consistent with Basel III as set forth in the joint final rulemaking issued in July 2013 by the Federal Reserve, the FDIC and the OCC, it is possible that the Series B preferred stock may not satisfy the criteria set forth in future rulemakings or interpretations. As a result, a Regulatory Capital Treatment Event could occur whereby we would have the right, subject to prior approval of the Federal Reserve (if then required), to redeem the Series B preferred stock in accordance with its terms prior to       , 2024, or any date thereafter.

If we redeem the Series B preferred stock for any reason, you may not be able to reinvest the redemption proceeds you receive in a similar security or earn similar rate of return on any investment. See “Description of Series B Preferred Stock—Redemption” for more information on redemption of the Series B preferred stock.

Investors should not expect us to redeem the Series B preferred stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series B preferred stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and is not redeemable at the option of the holders of the Series B preferred stock. The Series B preferred stock may be redeemed by us at our option, either in whole or in part, for cash, on any Dividend Payment Date on or after       , 2024, or in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event. Any decision we may make at any time to propose a redemption of the Series B preferred stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

In addition, our right to redeem the Series B preferred stock is subject to limitations. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series B preferred stock is subject to prior approval of the Federal Reserve. We cannot assure you that the Federal Reserve will approve any redemption of the Series B preferred stock that we may propose. There also can be no assurance that, if we propose to redeem the Series B preferred stock without replacing such capital with common equity Tier 1 capital or additional Tier 1 capital instruments, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series B preferred stock without replacing it with common equity Tier 1 capital or additional Tier 1 capital instruments, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

Holders of the Series B preferred stock will have limited voting rights.

Holders of the Series B preferred stock will have no voting rights with respect to matters that generally require the approval of our common shareholders. Holders of the Series B preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series B preferred stock as to dividends and rights (including redemption payments) upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of our certificate of formation or the designation, including by merger, consolidation or otherwise, so as to adversely affect the rights, powers or preferences of the Series B preferred stock, (iii) the election of two directors, if dividends have not been declared or paid in an aggregate amount equal to the equivalent of at least six or more quarterly Dividend Periods, whether or not consecutive, (voting as a class with holders of shares of any other series of preferred stock ranking equally as to the payment of dividends and having equivalent voting rights), and (iv) as otherwise required by applicable law. See “Description of Series B Preferred Stock—Voting Rights.”

There is currently no market for our Series B preferred stock. An active, liquid market for our Series B preferred stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Our Series B preferred stock is not currently traded on an established public trading market. As a result, there is no regular market for our Series B preferred stock. We contemplate that we will list our Series B preferred stock on the NASDAQ Global Market, but an active, liquid trading market for our Series B preferred stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our Series B preferred stock, over which we have no control. Without an active, liquid trading market for our Series B preferred stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our Series B preferred stock. The market price of our Series B preferred stock could decline significantly due to failure to pay dividends, actual or anticipated issuances or sales of our Series B preferred stock or other securities in the future.

The market price of our Series B preferred stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our Series B preferred stock may be highly volatile. There are many factors that may affect the market price and trading volume of our Series B preferred stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;
•	changes in economic or business conditions;
•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•	recommendations by securities analysts;
•	operating and stock price performance of companies that investors deemed comparable to us;
•	additional or anticipated sales of our Series B preferred stock or other securities by us or our existing shareholders;
•	additions or departures of key personnel;
•	perceptions in the marketplace regarding our competitors or us;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and
•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our Series B preferred stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our Series B preferred stock, which could make it difficult to sell your shares at the volume, prices and times desired.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds to us from this offering to repay indebtedness, offer to repurchase the Series A preferred stock, support the Bank’s capital position, finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes. We intend to use approximately (x) $1.9 million of the net proceeds from this offering to repay in full the outstanding balance on our line of credit with a correspondent bank, and (y) $8.0 million of the net proceeds of this offering to repurchase in full, as promptly as practicable after this offering and subject to the receipt of any requisite regulatory approval, our Series A preferred stock. DCFH, as the sole holder of the Series A preferred stock, will be under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept our repurchase offer given the current interest rate on the Series A preferred stock. We have not specifically allocated the amount of net proceeds to us that will be used for the other purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. As of December 31, 2018, our common equity Tier 1 capital ratio, Tier 1 capital ratio, total capital ratio and leverage ratio were 8.37%, 8.37%, 8.77% and 6.62%, respectively, and following the completion of this offering, such capital ratios will be 7.49%, 13.85%, 14.23% and 10.40%, respectively. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Moreover, if we are unable to repurchase the Series A preferred stock, any dividends declared and paid on the Series A preferred stock, would reduce our net income, could adversly impact our ability to pay dividends on the Series B preferred stock and otherwise adversely affect our business, financial condition and results of operations.

Securities analysts may not initiate or continue coverage on us.

The trading market for our Series B preferred stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Series B preferred stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our Series B preferred stock may decline.

The Series B preferred stock will not be rated.

We do not intend to have the Series B preferred stock rated by any rating agency. Unrated securities usually trade at a discount to similar, rated securities. As a result, there is a risk that the Series B preferred stock may trade at a price that is lower than they might otherwise trade if rated by a rating agency. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series B preferred stock. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series B preferred stock in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series B preferred stock.

Our management and board of directors have significant control over our business.

As of December 31, 2018, our directors, executive officers and affiliates (including partners of Cain Watters) beneficially owned an aggregate of 5,181,479 shares, or approximately 77.45% of our outstanding shares of common stock. Following this offering, such directors, executive officers and affiliates will continue to own 77.45% of our outstanding shares of common stock. Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We will be a “controlled company” within the meaning of the rules of NASDAQ following this offering, and we will qualify for exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, we will continue to be a “controlled company” under NASDAQ’s corporate governance listing standards, meaning that more than 50% of the voting power for the election of our board of directors will be held by a single person, entity or group. As a controlled company, we would be exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors; and
•	that we have a compensation committee that is composed entirely of independent directors.We intend to avail ourselves of certain of these other exemptions for as long as we remain a “controlled company.” Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements, which could make our stock less attractive to investors or otherwise harm our stock price.

We are controlled by the Majority Shareholders, whose interests may not coincide with yours and with whose decisions you may disagree.

The Majority Shareholders currently own more than 50% of our outstanding shares of common stock. So long as the Majority Shareholders continue to control more than 50% of our outstanding shares of common stock, they will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring only common shareholder approval, including the election of directors and certain amendments to our certificate of formation, bylaws and other corporate governance documents. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of the Majority Shareholders. In any of these matters, the interests of the Majority Shareholders may differ from or conflict with our interests as a company or the interests of other shareholders. Accordingly, the Majority Shareholders could influence us to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

Our certificate of formation and our bylaws (each as amended and restated and in effect prior to the completion of this offering) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our incumbent board of directors or management. Our governing documents include provisions that:

•	subject to the rights of the holders of our Series A preferred stock and Series B preferred stock, empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;
•	eliminate cumulative voting in elections of directors;
•	subject to certain exceptions, permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;
•	require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and
•	enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors at which there is a quorum.

Banking laws also impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

Furthermore, our bylaws provide that the state or federal courts located in Dallas County, Texas, the county in which the city of Dallas is located, will be the exclusive forum for: (i) any actual or purported derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty by any of our current or former directors or officers; (iii) any action asserting a claim against us or our current or former directors or officers arising pursuant to the Texas Business Organizations Code, or the TBOC, our certificate of formation, or our bylaws; or (iv) any action asserting a claim against us or our current or former officers or directors that is governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our certificate of formation. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We expect to incur substantial legal, accounting, administrative and other costs and expenses related to operating as a public company that we have not incurred as a private company, and these costs may be higher when we no longer qualify as an “emerging growth company,” as defined in the JOBS Act. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and NASDAQ rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Additionally, any failure by us to file our periodic reports with the SEC in a timely manner could, among other things, harm our reputation, cause our investors and potential investors to lose confidence in us, restrict trading in or reduce the market price of our Series B preferred stock, and potentially limit our ability to access the capital markets. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal control and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Series B preferred stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Series B preferred stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our Series B preferred stock less attractive as a result, there may be a less active trading market for our Series B preferred stock and our share price may be more volatile.

An investment in our Series B preferred stock is not an insured deposit and is subject to risk of loss.

Any shares of our Series B preferred stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	risks associated with implementing aspects of our expansion strategy, whether through additional services and products or acquisitions;
•	the need to hold more capital in order to comply with consolidated capital ratios;
•	risks associated with the merger, such as integration risks and other unknown risks;
•	risks associated with having one referral source, Cain Watters, comprise a substantial part of our business;
•	our reliance on key personnel and the ability to attract and retain the personnel necessary to implement our business plan;
•	changes in the economy generally and the regulatory response thereto;
•	changes in the economy of the state of Texas, our primary market;
•	risks specific to commercial loans and borrowers (particularly dental loans);
•	our ability to continue to originate loans (including SBA loans);
•	claims and litigation pertaining to our fiduciary responsibilities;
•	generating investment returns for our wealth management, brokerage and other customers that are satisfactory to them;
•	changes in interest rates;
•	liquidity risks;
•	our ability to maintain a strong core deposit base or other low-cost funding sources;
•	our ability to manage our credit risk;
•	the adequacy of our allowance for loan losses;
•	regulatory scrutiny related to our commercial real estate loan portfolio;
•	the earning capacity of our borrowers;
•	fluctuation in the value of our investment securities;
•	competition from other banks, financial institutions and wealth and investment management firms and our ability to retain our clients;
•	our inability to identify and address potential conflicts of business;
•	failure to maintain effective internal control over financial reporting;

•	the accuracy of estimates and assumptions;
•	our ability to raise additional capital;
•	the soundness of other financial institutions and certain securities brokerage firms;
•	technological change in the banking, investment, brokerage and insurance industry;
•	our ability to protect against and manage fraudulent activity, breaches of our information security, and cybersecurity attacks;
•	our reliance on communications, information, operating and financial control systems technology and related services from third-party service providers;
•	natural disasters;
•	environmental liabilities;
•	regulation of the financial services industry;
•	legislative changes or the adoption of tax reform policies;
•	compliance with laws and regulations, supervisory actions, the Dodd-Frank Act, capital requirements; the Bank Secrecy Act, anti-money laundering laws, consumer laws, and other statutes and regulations;
•	regulation of broker-dealers and investment advisors;
•	the enactment of regulations relating to privacy, information security and data protection;
•	legal and regulatory examinations, proceedings, investigations and inquiries, fines and sanctions;
•	the development of an active, liquid market for our Series B preferred stock;
•	fluctuations in the market price of our Series B preferred stock;
•	the use of the net proceeds to us from this offering;
•	dilution to our shareholders;
•	future issuances of preferred stock or debt securities and its impact on our Series B preferred stock;
•	our ability to manage our existing and future preferred stock and indebtedness;
•	our ability to pay dividends;
•	the initiation and continuation of securities analysts coverage of the company;
•	our management and board of directors have significant control over our business;
•	risks related to being a “controlled company” under NASDAQ rules;
•	the costs and expenses of being a public company; and
•	other factors that are discussed in the section in this prospectus entitled “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the Series B preferred stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million, or approximately $       million if the underwriters exercise their option in full to purchase additional shares from us.

Our principal reason for conducting this offering is to increase our available cash resources in order to repay certain indebtedness, repurchase certain outstanding equity securities, bolster the capital position of the Bank, finance potential strategic acquisitions and for other general corporate purposes. Accordingly, we intend to use approximately $1.9 million of the net proceeds from this offering to repay in full the outstanding balance of our bank stock loan with a correspondent bank. The line of credit is secured by the outstanding shares of Bank common stock and bears interest at prime plus 0.75% (6.25% as of December 31, 2018), with principal and interest payable monthly, and matures in May 2028. We also intend to use approximately $8.0 million of the net proceeds from this offering to repurchase in full, as promptly as practicable following the completion of this offering and subject to the receipt any requisite regulatory approvals, our outstanding shares of Series A preferred stock. DCFH, as the sole holder of the Series A preferred stock, will be under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept our repurchase offer given the current interest rate on the Series A preferred stock. We intend to contribute the remaining proceeds (estimated at $      million; $      million if the underwriters’ option to purchase additional shares is exercised) to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives. From time to time, we evaluate and engage in discussions with potential acquisition candidates and may enter into letters of intent, although we do not have any current plans, arrangements or understandings to make any acquisitions.

Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our pro forma combined ratio of earnings to fixed charges for each of the periods shown below is as follows:

	For the Years Ended December 31,
	2018	2017
Ratio of earnings to fixed charges:
Including interest on deposits	3.43%	4.87%
Excluding interest on deposits	9.59	14.79

For purposes of computing these ratios, “earnings” represent the sum of pre-tax income from continuing operations and fixed charges. “Fixed charges” represent the sum of interest expensed and capitalized.

The following pro forma combined ratio of earnings to fixed charges and Series A preferred stock dividends for each of the periods shown below has been prepared to reflect the merger and the issuance of 80,338 shares of the Series A preferred stock as if Tectonic Holdings had merged with and into Tectonic Financial on January 1, 2017 and its results included in the periods shown below:

	For the Years Ended December 31,
	2018	2017
Ratio of earnings to fixed charges and Series A preferred stock dividends:
Including interest on deposits	2.90%	3.58%
Excluding interest on deposits	5.81	6.47

For purposes of computing these ratios, “earnings” represent the sum of pre-tax income from continuing operations, fixed charges and 10% dividends on the Series A preferred stock. “Fixed charges” represent the sum of interest expensed and capitalized.

Because a portion of the proceeds of this offering are intended to be used to offer to repurchase the Series A preferred stock and our ratio of earnings to combined fixed charges and preferred stock dividends would change by 10% or more if the proceeds are applied in this manner, we are presenting below pro forma as adjusted ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated. These pro forma as adjusted ratios reflect the net change in preferred stock dividends resulting from the repurchase of all outstanding shares of the Series A preferred stock, which have an aggregate liquidation amount of $8.0 million and an annual dividend rate of 10%, and the issuance of $15.0 million in liquidation amount of the Series B preferred stock in connection with this offering, an annual dividend rate of    %:

For the Years Ended December 31,
	2018	2017
Ratio of earnings to fixed charges and Series B preferred stock dividends:
Including interest on deposits
Excluding interest on deposits

For purposes of computing these ratios, “earnings” represent the sum of pre-tax income from continuing operations, fixed charges and    % dividends on the Series B preferred stock. “Fixed charges” represent the sum of interest expensed and capitalized.

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2018 on:

•	an actual basis;
•	a pro forma basis after giving effect to:
•	the merger; and
•	the conversion of the subordinated debt issued by Tectonic Advisors into Tectonic Holdings preferred units into shares of Series A preferred stock; and
•	an as adjusted basis after giving effect to:
•	the pro forma adjustments described above;
•	the receipt of the net proceeds from the issuance and sale by us of 1,500,000 shares of our Series B preferred stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of Series B preferred stock) at the initial public offering price of $10.00 per share;
•	the repayment of the bank stock loan;
•	the repurchase of the Series A preferred stock (assuming receipt of any requisite regulatory approval); and
•	the deduction of underwriting discounts and commissions but before payment of estimated offering expenses payable by us.

The “as adjusted” information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds,” “Tectonic Financial Selected Historical Consolidated Financial and Operating Information,” “Tectonic Holdings Selected Historical Consolidated Financial and Operating Information,” “Unaudited Pro Forma Consolidated Financial Information,” “Description of Capital Stock,” “Description of Series B Preferred Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic Financial,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic Holdings” and the consolidated financial statements and the related notes of Tectonic Financial and Tectonic Holdings included elsewhere in this prospectus.

	As of December 31, 2018
(dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Borrowings:
Federal Home Loan Bank Dallas borrowings	$5,000	$5,000	$5,000
TIB bank stock loan	1,915	1,915	—
Subordinated Notes due 2027	8,000	8,000	8,000
Subordinated Notes due 2028	4,000	4,000	4,000
Total Borrowings	$18,915	$18,915	$17,000

Shareholders’ Equity:
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized;
10% Series A Non-Cumulative Perpetual Preferred Stock, liquidation preference $100 per share; no shares issued, actual; 80,338 shares issued, pro forma; and no shares issued, pro forma as adjusted	$—	$803	$—
% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, liquidation preference $10.00 per share; no shares issued, actual and pro forma; and 1,500,000 shares issued, pro forma as adjusted	—	—	150

	As of December 31, 2018
(dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—	—	—
Common stock, voting, par value $0.01 per share, 40,000,000 shares authorized; 6,570,000 shares issued and outstanding, actual; 6,568,750 shares issued and outstanding, pro forma; 6,568,750 shares outstanding, pro forma as adjusted	66	66	66
Additional paid-in-capital − preferred stock	—	7,231	14,250
Additional paid-in-capital − common stock	23,380	23,386	23,386
Accumulated other comprehensive gain (loss), net of tax	(209)	(209)	(209)
Retained earnings	5,391	3,593	3,593
Total shareholders’ equity	$28,628	$34,870	$41,236
Total capitalization	$47,543	$53,785	$58,236

Capital Ratios:
Total shareholders’ equity to total assets	9.36%	11.19%	12.72%
Tangible common equity to tangible assets(2)	6.37	5.66	5.43
Tier 1 leverage ratio	6.62	8.65	10.40
Common equity tier 1 capital ratio	8.37	7.57	7.49
Tier 1 risk-based capital ratio	8.37	11.16	13.85
Total risk-based capital ratio	8.77	11.55	14.23
(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on shares of our common stock issued and outstanding as of December 31, 2018. Unless otherwise noted, these references exclude any shares reserved for issuance under our equity compensation plans.
(2)	The tangible common equity ratio is a non-GAAP financial measure. We calculate the tangible common equity ratio as tangible common equity divided by total assets less goodwill and other intangible assets, net. For our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

BUSINESS

Our Company

We are Tectonic Financial, Inc., a financial holding company that offers banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions in all 50 states. We believe our diversified lines of business: (a) generate a high degree of recurring earnings; (b) create an attractive return on equity and assets; (c) complement one another to reduce earnings volatility; (d) expand the number of services that we can offer and our clients can utilize; and (e) reduce the need for additional outside capital to finance our loan growth. Our trust department and broker-dealer clientele provide a source of stable funding, which we expect to increase as a percentage of our total funding sources, to help support the growth of our Bank’s loan portfolio. Likewise, our clients’ trust portfolios benefit from advisory services provided by our registered investment advisor, and our insurance agency is expected to grow through serving certain of our Bank and investment clients. We believe that we can leverage this combination of financial services to reduce our client acquisition costs and create shareholder value through our integrated financial services platform.

As of December 31, 2018, we had, on a pro forma combined basis, $311.7 million in assets, $234.0 million in total loans held for investment, $16.3 million in loans held for sale, $250.4 million in deposits and $34.9 million in shareholders’ equity. For the year ended December 31, 2018, our pro forma combined non-interest income was $25.3 million, or 70.5% of pro forma combined gross revenue (which is net interest income plus non-interest income), and pro forma combined net interest income was $10.6 million, or 29.5% of gross revenue. Pro forma combined return on average assets and return on average equity for the year ended December 31, 2018 were 3.0% and 24.9%, respectively. Pro forma combined return on average tangible assets and return on average tangible common equity for the year ended December 31, 2018 were 3.1% and 51.6%, respectively. In addition, as of December 31, 2018, the Company’s pro forma consolidated client assets (including assets under management and advisement) totaled $3.3 billion.

We are led by an experienced management team with a history of success in growing institutions organically and making selective acquisitions to enhance growth. Notably, our team has experience accessing non-conventional, yet stable funding sources to support loan growth, reducing client acquisition costs and generating leverage and scale through proprietary technology platforms. Our leadership team includes:

•	A. Haag Sherman. Mr. Sherman currently serves as the Executive Chairman of the Company. Following the merger, he will serve as the Chief Executive Officer and a director of the Company. See “—Our Corporate History, Merger and Structure.” Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. During this period, Mr. Sherman oversaw the sale of a significant equity stake in Salient to a private equity firm in early 2010 and Salient’s growth from a start-up to $17.5 billion in assets under management as of October 2011. He also co-developed most of Salient’s investment products and co-patented software that provided leverage and scale to Salient’s distribution platform. Mr. Sherman facilitated three acquisitions at Salient that expanded its business into trust and fiduciary services, master limited partnership and energy asset management and pension asset management. Mr. Sherman previously served as an executive officer and equity holder of The Redstone Companies, where he, among other things, managed a private equity portfolio (including two specialty finance companies ultimately sold to global financial institutions). Mr. Sherman is also a former securities law attorney, having represented public and private companies in corporate transactions and advised them on reporting and disclosure requirements with the SEC and stock exchanges, and is a certified public accountant. Mr. Sherman graduated cum laude from Baylor University (majoring in accounting and economics) and earned his juris doctorate (with honors) from The University of Texas at Austin.
•	Patrick Howard. Mr. Howard currently serves as President, Chief Executive Officer and a director of the Company. Following the merger, he will serve as the President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of the Company since May 2017, as President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of T Bancshares and the Bank since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.2 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national SBA lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by Tectonic Financial in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard oversaw many critical areas of the bank’s growth, including the development of alternative funding sources of $1.8 billion, the creation of a trust division with over $5.0 billion in custodial retirement plan assets, a mortgage servicing and origination platform that originated over $5 billion in residential mortgages per year at its peak, and the successful start-up and growth of its SBA loan platform (the head of which is now the head of our SBA loan platform). Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.

•	George L. Ball. Mr. Ball is currently a director of the Company and will serve as Executive Co-Chairman and a director of the Company following the merger. Mr. Ball is also the Chief Executive Officer of Sanders Morris. Mr. Ball previously served as Chairman of The Edelman Financial Group, which was sold to a private equity firm in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management) aided by low client acquisition costs. Further, as Chief Executive Officer of Sanders Morris’ previous parent company, Mr. Ball oversaw the acquisition of nine financial services companies. He previously served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. and as President of E.F. Hutton Group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange. He is a graduate of Brown University and served as an officer in the U.S. Navy.

Our Competitive Strengths

In addition to our leadership team, we believe our competitive strengths include:

Well-Diversified & Recurring Revenues. Our recurring revenue stream is well-diversified, which we believe increases our returns and lowers our earnings risk relative to many of our peers. The following charts set forth on a combined pro forma basis the breakdown of our pre-tax income (assuming proportionate allocation of non-bank interest expense) for the year ended December 31, 2018:

(1)	Consists primarily of Tectonic Holdings’ net gain on bargain purchase in connection with its acquisition of Sanders Morris.

Approximately 83% of our pre-tax and pre-interest earnings (which excludes non-deposit interest expense) are generated by revenues from lending, trust, investment advisory and insurance, which we believe provide us with a diversified and stable earnings foundation. The remainder of our historical revenues derive from the gain on sale of SBA loans, brokerage services, and private placement and syndication fees. We believe that the combination of our traditional banking operations with the investment advisor services will allow us to grow in varied economic conditions and across business cycles. See “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.”

Ability to Generate High Return on Equity and Assets. Given our percentage of non-interest income, we generate significantly higher returns on average tangible common equity and average assets relative to our peer group.

*Peer group consists of 49 Texas banks with asset size ranging from $250 million to $500 million

**Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see“GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

Source: FDIC, S&P Global Market Intelligence.

We believe that with our existing capital, supplemented by the proceeds from the offering and coupled with reliable core funding (discussed below), we will be able to continue to support our attractive rate of loan growth illustrated in the chart set forth below in “Ability to Generate Strong Loan Growth With Relatively Low Loan Losses.”

Ability to Generate Strong Loan Growth with Relatively Low Loan Losses. The Bank has generated attractive loan growth, with low loan losses (as a percentage of the loan portfolio), from 2012 through December 31, 2018:

Our focus on our dental and our SBA/USDA lending verticals has primarily driven our loan growth. We believe that we have a competitive advantage in sourcing, underwriting, closing and servicing loans in our lending verticals because we believe we have cultivated a team of lenders with expertise in these areas. To deliver scale and service, we have a lending and technology platform that allows us to serve borrowers in all 50 states. We believe that our industry experience and knowledge have enabled us to develop a sophisticated understanding of the underwriting risks inherent within our loan portfolio. For example, our SBA and USDA loans are typically 75% and 80%, respectively, guaranteed by their respective government agencies. By retaining these government-guaranteed loans that present minimal risk to our balance sheet, we are mitigating risks associated with other types of loans in our portfolio. We adhere to disciplined credit risk management consisting of rigorous underwriting criteria, robust monitoring and internal supervision apparatus to determine the acceptable level of risk and adjustments to underwriting criteria if warranted. Consequently, our loss ratios have remained low, even as our lending portfolio has expanded significantly in recent years.

See “Risk Factors—Risks Related to Our Business—We could suffer material credit losses if we do not appropriately manage our credit risk.,” “Risk Factors—Risks Related to Our Business—Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future.” and “Risk Factors—Risks Related to Our Business—Our allowance for loan losses may not be sufficient to absorb actual losses.”

Ability to Grow Client Assets Through Strategic Acquisitions and Organic Growth. Our investment services platform has grown client assets (including assets under management and advisement) through a combination of acquisitions and organic growth (which includes market appreciation/depreciation, new client assets and attracting advisors and brokers with client assets but without an upfront payment). See “Risk Factors—Risks Related to Our Business—We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.” The following table sets forth client asset growth since 2015:

* Compounded annual growth rate from $1.4 billion in February 2015
(with annual growth rates noted) through December 31, 2018

Our original assets under management at Tectonic Advisors (including assets held by the Bank as a fiduciary) were $1.4 billion as of February 1, 2015. We added Sanders Morris in 2017, a family office group in 2016 and an institutional investment team in 2017. Those acquisitions added $0.9 billion of managed and client assets. In total, our original assets, the $0.9 billion gained through acquisition and the $1.0 billion of organic growth (which represents the growth of each asset base over original assets and acquisitions) brings total client assets to $3.3 billion as of December 31, 2018. Thus, we expect to be able to use a significant portion of the proceeds from this offering to make selective acquisitions to further diversify our business and provide platforms for future growth, as our management team has successfully done in the past, as well as for corporate and general purposes. See “Risk Factors—Risks Related to Our Business—Poor investment performance, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business,” “Risk Factors—Risks Related to Our Business—Our wealth management business is subject to reputational risk,” “Risk Factors—Risks Related to Our Business—We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability” and “Risk Factors—Risks Related to Our Business—Acquisitions may subject us to integration risks and other unknown risks.”

Ability to Scale Through Technology. Our technology platform allows us to provide trust services and loans to clients in all 50 states. This allows us to grow our business by identifying additional loan verticals and serving potential borrowers on a national basis. Further, we are developing a proprietary technology platform that will synthesize our financial services platform and allow a client to access many of our services in a holistic manner, including investments, insurance and other financial services. We believe this new platform will provide us with the ability to serve our clients more broadly and in a comprehensive manner, while providing us with the ability to leverage our large client base to generate greater revenues with minimal additional client acquisition costs.

Our Corporate History, Merger and Structure

History. The amalgamation of the Company began in 2015 when Mr. Sherman and the partners of Cain Watters, an important referral source and client for the Bank, formed Tectonic Holdings as a holding company to acquire Tectonic Advisors. Tectonic Holdings then acquired Sanders Morris and HWG in early 2017. Tectonic Financial was formed in late 2016 for the purpose of acquiring T Bancshares. When Tectonic Financial acquired T Bancshares, Tectonic Holdings unitholders acquired one share of Tectonic Financial common stock for each unit of Tectonic Holdings owned, resulting in a mirror ownership base.

Common Ownership, Shared Management and Other Services. In addition to common ownership, Tectonic Financial has shared management and services with Tectonic Holdings under an expense sharing agreement. This arrangement allows for commonality of management and purpose within the affiliated group, consistent with, and subject to, applicable regulations. Such an arrangement, however, involves administrative costs and burdens that we will be able to alleviate because Tectonic Holdings and Tectonic Financial have agreed to merge the companies.

Merger. Tectonic Financial and Tectonic Holdings entered into a merger agreement, as amended and restated, dated March 28, 2019, providing for the merger of Tectonic Holdings with and into Tectonic Financial, with Tectonic Financial being the survivor. In the merger, each unit of Tectonic Holdings outstanding immediately prior to the effective time of the merger will be converted into one share of Tectonic Financial common stock, and each option to purchase one Tectonic Holdings unit will be converted into an option to purchase one share of Tectonic Financial common stock. Immediately after consummation of the merger, the Company will conduct a 1-for-2 reverse stock split, which will leave 6,568,750 common shares issued and outstanding immediately prior to the consummation of the offering.

In addition, immediately prior to the merger, approximately $8.0 million of Tectonic Advisors subordinated debt held by DCFH will be converted into 80,338 Tectonic Holdings preferred units in order to obtain the desired tax and regulatory capital treatment following the merger and this offering. There are and will be no other Tectonic Holdings preferred units outstanding.

In the merger, each Tectonic Holdings preferred unit will be converted into one share of Series A preferred stock. Pursuant to the letter of intent by and among Tectonic Holdings, Tectonic Financial and DCFH, the Series A preferred stock would rank senior to our common stock and pari passu to the Series B preferred stock as to dividend rights and rights upon liquidation, dissolution and/or winding up. Dividends would be paid on the Series A preferred stock only when, as and if declared by our board of directors at a rate of 10% per annum (payable quarterly). The Series A preferred stock would have a liquidation preference of $100 per share. In addition, the Series A preferred stock would not be convertible into any other security of the Company. The Series A preferred stock would be redeemable at the option of the Company at any time after the fifth anniversary of the original issue date at a redemption price equal to the liquidation preference, plus any declared but unpaid dividends, subject to the requisite approval of the Federal Reserve, if any. The definitive terms of the Series A preferred stock will be subject to the certificate of designation filed with our certificate of formation. See “Description of Capital Stock—Series A Preferred Stock” and “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—Related Party Loan.”

Although the shares of Series A preferred stock are not redeemable for the first five years after issuance in order to obtain the desired Tier 1 capital treatment, we intend to offer to repurchase from DCFH such Series A preferred stock for a price equal to the aggregate liquidation preference of the Series A preferred stock, plus any declared but unpaid dividends, using a portion of the proceeds of this offering. DCFH, as the sole owner, is under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept any repurchase offer given the current interest rate on the Series A preferred stock. Even if DCFH accepts our repurchase offer, the repurchase of the Series A preferred stock is subject to regulatory approval. While the Series A preferred stock remains outstanding, we intend to pay dividends on the Series A preferred stock in accordance with the schedule and terms of its certificate of designation; however, such dividends are not mandatory or cumulative.

The merger has been approved by the board of directors of Tectonic Financial and the board of managers of the sole manager of Tectonic Holdings, as well as the shareholders of Tectonic Financial and the unitholders of Tectonic Holdings. No regulatory approvals are required in order to complete the merger; rather, Tectonic Financial will provide the Federal Reserve with an after-the-fact notice once the merger is completed. The merger is subject to the satisfaction of certain other customary closing conditions, as well as a requirement that the Company have a 9% pro forma Tier 1 leverage ratio upon consummation of the merger or within 60 days thereafter, which management believes will occur upon the completion of this offering. Accordingly, we believe there is no material risk that the merger does not occur immediately prior to this offering.

The merger will be accounted for as a combination of businesses under common control in accordance with ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic Holdings are carried over to the books of Tectonic Financial at their then current carrying amounts. Thus, no additional goodwill will be recorded as a result of the merger.

Structure. In connection with the merger and this offering, we changed our name from T Acquisition, Inc. to Tectonic Financial, Inc. Our corporate structure after the merger is illustrated by the following chart:

After the merger, we will operate our business through the following subsidiaries:

•	The Bank. The Bank is a full-service, nationally chartered commercial bank headquartered in Dallas, Texas providing traditional community banking services and trust services. The Bank has developed a niche practice in SBA/USDA lending and loans to the dental industry. As of December 31, 2018, the Bank had $305.8 million in assets, $258.6 million in deposits, $234.0 million in total loans held for investment, $16.3 million in loans held for sale, and $39.1 million in shareholders’ equity.

•	Tectonic Advisors. Tectonic Advisors is a registered investment advisor providing investment advisory services to individuals, institutions (including affiliates) and families. It advises on portfolios of assets for an asset-based fee. As of December 31, 2018, Tectonic Advisors had approximately $1.7 billion in client assets under management or AUM (which includes $1.2 billion of AUM held by the Bank as a fiduciary).
•	Sanders Morris. Sanders Morris is a FINRA-regulated broker-dealer. It is also registered as a SEC investment advisor. Through Sanders Morris, we serve clients on their investment portfolios as an advisor or broker (often with limited powers of attorney). We also execute trades for institutions and households. As of December 31, 2018, Sanders Morris had approximately $273.0 million in client assets under management, and client brokerage assets of $1.3 billion, bringing total client assets to $1.6 billion.
•	HWG. HWG is an insurance agency registered with the TDI. It offers insurance principally to individuals. In particular, we offer personal lines, property and casualty (for small businesses) and death and disability insurance.

Our Business

We operate through two business segments: Banking and Investment Services.

Banking

General. The Bank is a full-service commercial bank offering a broad range of commercial and consumer banking services to small- to medium-sized businesses, single-family residential and commercial contractors and consumers. Lending services include commercial loans to small to medium-sized businesses and professional concerns as well as consumers. See “Risk Factors—Risks Related to Our Business—The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.” The Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. The Bank also offers wealth management and trust services. These services are provided through a variety of delivery systems including automated teller machines, mobile banking and internet banking. As of December 31, 2018, the Bank had $305.8 million in assets, $258.6 million in deposits, $234.0 million in total loans held for investment, $16.3 million in loans held for sale and $39.1 million in shareholders’ equity.

Portfolio Composition. The following charts set forth the composition of the Bank’s loan portfolio at cost basis by loan type and by State at December 31, 2018:

Lending Services. From its single location, the Bank operates three lending verticals where it has developed expertise. We believe our lending products provide an important diversity of risk and opportunity, which differentiates us from most community banks our size.

•	SBA and USDA (Government Enhanced Small Business Lending). We have had an SBA/USDA lending division since 2012, growing SBA loans from 2% of the loan portfolio as of December 31, 2012 to 39% of the loan portfolio as of December 31, 2018. This division is led by a core team of professionals that have originated SBA loans together for more than 20 years. We have business development officers, or BDOs, in Colorado, Arizona, Oregon, California, Tennessee, Utah and Florida. Their leads come from multiple sources including clients, referrals, business brokers, SBA Small Business Development Centers, loan brokers and franchisors. Since the formation of the Bank’s SBA lending division in 2012, there have only been seven loans with net losses totaling $775 thousand, or about 0.23%, of the total SBA and USDA loans originated of $331.1 million. There have been no losses related to claims on the SBA guarantees which we believe is due to our rigorous adherence to SBA underwriting, servicing, and liquidation guidelines. See “Risk Factors—Risks Related to Our Business—A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business” and “Risk Factors—Risks Related to Our Business—We face specific risks associated with retention of unguaranteed portions of SBA loans.”

The Bank originates and services commercial and real estate loans under programs guaranteed by the SBA and the USDA. The principal balance of these loans is generally guaranteed 75% to 80% by these agencies. These loans generally offer borrowers more flexible terms and conditions not available for conventional commercial loans. Examples of more flexible terms include longer amortization periods, lower required down payments, and less borrower operating history. These loans are generally secured by equipment, real estate, and other tangible collateral. Loan-to-value ratios may, in some instances, be higher than conventional loans. Loans secured by business assets that do not include real estate have terms that are generally not more than 10 years and are fully amortizing. Loans secured by real estate as the principal collateral are generally 25 years or less and are also generally fully amortizing. Loans can be adjustable rate loans, but may also be fixed for the term of the loan. Repayment of the loans is based on an analysis of the borrower’s ability to generate sufficient income from operations. This analysis may rely more heavily on projected future earnings than on conventional loans. The Bank also analyzes the industry sector to determine the feasibility of the projected income.

There is an active secondary market for the guaranteed portion of these loans. Because the guaranteed portion carries the full faith and credit guarantee of an agency of the U.S. government, the lower investor required yield on that portion of the loan generally creates a premium at the time of the sale. Historically, the Bank sold substantially all of the guaranteed portions of SBA loans and generated a gain on sale on the principal amount sold, net to the Bank after paying commissions, fees and other costs. However, in 2017, the Bank decided to hold more of these assets on its balance sheet. Based on our analysis, the net interest income paid on the guaranteed portion of an SBA loan exceeds the net proceeds that we would receive upon the sale of the guaranteed portion of an SBA loan within less than three years (assuming no prepayment thereof). Since we estimate the average duration of an SBA loan at more than double that time period, we believe that it is more attractive, in many cases, to hold the guaranteed portion of the SBA loans as opposed to selling them. Thus, we intend to retain many, if not most, of the guaranteed portions of our SBA loans. The goal of the Bank is to generate an increasing amount of its pre-tax income from the guaranteed portion of SBA loans, servicing fees and trust services, all of which we believe pose little balance sheet risk. See “Risk Factors—Risks Related to Our Business—Risks associated with retention of unguaranteed portions of SBA loans.”

•	Dental and Other Professionals. Another significant niche lending program of the Bank focuses on loans to the dental industry and other professional practices. The principal referral source of these loans is Cain Watters. Cain Watters has been highly successful in providing a variety of consulting services to dentists and dental companies for over 30 years with a national client base. Cain Watters refers loans to a variety of lenders (including the Bank), who compete on price, terms and service. The majority of our dental loans are to dentists with established practices. Based on our focus on service, we have been able to compete effectively for these loans and charge a slight rate premium over other banks active in this lending space. This portfolio has also performed reasonably well historically. We have incurred losses on only seven loans totaling $2.1 million, or 0.65%, in our 14-year history of originating over $331.8 million of dental loans. See “Risk Factors—Risks Related to Our Business—We have a loan concentration related to the acquisition and financing of dental practices.” and “Risk Factors—Risks Related to Our Business—Certain of our loans are not secured by property but dependent on the earning capacity of the borrower.”
•	Traditional Community Banking. The Bank offers traditional lending services, including commercial and industrial, commercial real estate, construction, and on a very limited basis, consumer loans. The majority of these loans are to commercial enterprises in the Dallas, Texas area.

The following table sets forth the Bank’s loan portfolio at cost basis by lending segment as of December 31, 2018:

Commercial and Industrial Loans. Loans for commercial purposes in various lines of businesses are a major component of the Bank’s loan portfolio. The targets in the commercial loan markets are retail establishments, professional service providers, in particular dentists, and small-to-medium-sized businesses. See “—Dental” above. Commercial lending generally involves greater credit risk than residential mortgage or consumer lending and involves risks that are different from those associated with commercial real estate lending. The terms of these loans vary by purpose and by type of underlying collateral, if any. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from income and their creditworthiness. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default may represent an insufficient source of repayment because equipment and other business assets may, among other things, be obsolete or of limited use. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness and projected cash flow of the borrower (and any guarantors), while liquidation of collateral is considered a secondary source of repayment. On some of these loans, the Bank takes a security interest in real estate as a prudent practice and measure and not as the principal collateral for the loan.

The Bank will typically make equipment loans for a fixed term of generally not more than 10 years at fixed or variable rates, with the loan fully amortized over the term. Loans to support working capital will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal will typically be repaid over the term of the loan or due at maturity.

Real Estate Loans. The Bank makes owner occupied and non-owner occupied commercial real estate loans, residential and commercial construction and development loans, and residential real estate loans. See “Risk Factors—Risks Related to Our Business—The level of our commercial real estate loan portfolio may subject us to heightened regulatory scrutiny” and “Risk Factors—Risks Related to Our Business—The Company’s use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.”

Commercial Real Estate. Commercial real estate loan terms generally are limited to 25 years or less. Interest rates may be fixed or adjustable, although rates typically are not fixed for loans with maturity dates exceeding 10 years. The Bank generally requires personal guarantees from the principal owners of the property supported by a review by the Bank’s management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, tenant vacancy rates and the quality of the borrower’s management.

Residential Real Estate. The Bank’s residential real estate loans consist of loans to acquire and renovate existing homes for subsequent re-sale, residential new construction loans, residential loans purchased in the secondary market, residential rental properties, and on a limited basis, traditional mortgage lending for one-to-four family owner occupied property. Loans are generally made in accordance with the Bank’s appraisal and loan policy with the ratio of the loan principal to the value of collateral as established by independent appraisal. We believe these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market.

Consumer Installment Loans. On a limited basis, the Bank makes loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. These loans are typically to the principals and employees of our business customers. Repayment of consumer loans depends upon the borrower’s financial stability and is more likely to be adversely affected by divorce, job loss, illness and personal hardships than repayment of other loans. Because many consumer loans are secured by depreciable assets such as boats, cars and trailers, the loan should be amortized over the useful life of the asset. The loan officer will review the borrower’s past credit history, past income level, debt history and, when applicable, cash flow and determine the impact of all these factors on the ability of the borrower to make future payments as agreed. The principal competitors for consumer loans are the established banks and finance companies in our market.

Lending Policy. The Bank’s delegations of authority, which are approved by our board of directors, provide for various levels of officer lending authority. The Bank has an independent review that evaluates the quality of loans on a periodic basis and determines if loans are originated in accordance with the guidelines established by the board of directors. Additionally, our board of directors has formed a directors’ loan committee with members determined by board resolution to provide the following oversight:

•	ensure compliance with loan policy, procedures and guidelines as well as appropriate regulatory requirements;
•	approve loans with net Bank exposure over $2 million;
•	monitor delinquent, non-accrual loans and classified loans;
•	monitor loan portfolio concentrations and quality through a variety of metrics;
•	monitor our loan servicing and review systems; and
•	review the adequacy of the loan loss reserve.

We believe we follow a relatively conservative lending policy, but one that we believe permits prudent risks to assist businesses and consumers in our lending market. Interest rates vary depending on our cost of funds, the loan maturity, the degree of risk and other loan terms. The Bank does not make any loans to any of its directors, executive officers or their affiliates.

Lending Limits. The Bank’s lending activities are subject to a variety of lending limits. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to the Bank. In general, however, the Bank is able to loan to any one borrower a maximum amount equal to either:

•	15% of the Bank’s capital and surplus and allowance for loan losses;
•	25% of its capital and surplus and allowance for loan losses if the amount that exceeds 15% is secured by cash or readily marketable collateral, as determined by reliable and continuously available price quotations; or
•	any amount when the loan is fully secured by a segregated deposit at the Bank and the Bank has perfected its security interest in the deposit.

These legal limits will increase or decrease as the Bank’s capital increases or decreases as a result of its earnings or losses, among other reasons. See “Risk Factors—Risks Related to Our Business—Our legal lending limits may impair our ability to attract borrowers and ability to compete with larger financial institutions.”

Credit Risks. The principal economic risk associated with each category of loans that the Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees. The well-established financial institutions in our primary service area currently make proportionately more loans to medium- to large-sized businesses than the Bank. Many of the Bank’s anticipated commercial loans will likely be made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. See “Risk Factors—Risks Related to Our Business—We could suffer material credit losses if we do not appropriately manage our credit risk,” and “Risk Factors—Risks Related to Our Business—Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future,” “Risk Factors—Risks Related to Our Business—Our allowance for loan losses may not be sufficient to absorb actual losses” and “Risk Factors—Risks Related to Our Business—The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.”

Investments. The Bank invests a portion of its assets in U.S. Treasuries, U.S. government agencies, mortgage-backed securities, direct obligations of quasi government agencies including Fannie Mae, Freddie Mac, and the FHLB, and federal funds sold. In addition, the Bank may make investments in certain municipal or state obligations or securities that it believes have a similar risk profile thereto. Such Other Securities include, among other things, securities issued pursuant to Property Assessed Clean Energy programs. These programs are created by state and local municipalities to finance energy efficiency upgrades or renewable energy installations for residential, commercial and industrial property owners. Investments in instruments other than U.S. Treasuries carry a degree of risk, including risk of default, market fluctuations and lack of liquidity. See “Risk Factors—Risks Related to Our Business—Our securities portfolio is subject to risk of loss; the fair value of our investment securities can fluctuate due to factors outside of our control.”

Deposit Services. To fund its loan and securities portfolio, the Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. In addition, our Bank can access uninvested cash as deposits from customers of its trust department. As of December 31, 2018, our Bank had access to $24.0 million from the funds of trust clients with $12.0 million held at the Bank and $12.0 million held at a third party money market mutual fund but accessible by the Bank.

Our strategy includes the development of a mechanism whereby we may utilize the cash balances of Sanders Morris clients to assist the Bank in meeting its funding needs. Sanders Morris clients’ and their entities’ funds at the Bank totaled $7.0 million as of December 31, 2018. Once we develop this strategy, we believe a portion of the approximately $134.6 million as of December 31, 2018 of Sanders Morris client cash equivalent funds could be deposited at the Bank to meet current and future funding needs. In addition, the Bank anticipates implementing participant-directed retirement accounts into its trust line of business. The Bank intends to offer its money market account insured by the FDIC as an investment option for those retirement plans. We believe, based on management’s past experience, that up to 5% of retirement assets under participant direction are invested in FDIC insured accounts like those we plan to offer. Based on current trust client balances, that could equate to additional funding over time.

Prior to 2018, we believed wholesale funding sources were more cost effective to fund growth than retail deposits, especially considering the costs associated with employee and branch overhead. With rising interest rates, we began an increased emphasis on capturing transaction account balances in connection with our lending clients, and have added additional staff to grow that funding source. In particular, we have increased training of our loan production staff and are coordinating the sale efforts of both lenders and electronic banking officers to increase our treasury management business.

As of December 31, 2018, the Bank had total deposits of approximately $258.6 million. Time deposits of $250 thousand and over totaled $31.6 million as of December 31, 2018. The Bank had no brokered deposits as of December 31, 2018. The following chart illustrates the breakdown of our deposits by type:

See “Risk Factors—Risks Related to Our Business—Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition,” “Risk Factors-Risks Related to Our Business—We may not be able to maintain our deposit base or other funding sources” and “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

Trust Services. The Bank provides trust services to individuals and defined contribution and benefit plans established by small businesses for their owners and employees. We have over 2,000 trust accounts in 48 states. Our customers invest their assets through common pooled funds, which we establish. We currently have six common pooled funds for qualified plans and another three for personal trust (individual) investors. Each common pooled fund is established for a particular asset class or investment strategy. Each common pooled fund invests in stocks, bonds and/or exchange traded funds (depending on the fund’s strategy), generally selected by a registered investment sub-advisor(s) retained by the Bank to serve the particular common pooled fund. The suite of common pooled funds provides an investor with the ability to diversify across asset classes (e.g., equities, fixed income or real assets) and managers. We also have common pooled funds that invest in ETFs, which provide our investors with the ability to invest in passive portfolios. We believe that the benefit of a common pooled fund is that it provides investors with access to managers that might not be accessible to individual or smaller investors, often at a lower cost than in a mutual fund format. See “Risk Factors—Risks Related to Our Business—The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected” and “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.”

The Bank has retained Tectonic Advisors, which is wholly-owned by us, under a long-term contract to provide investment advisory services in selecting managers and constructing the allocations of the common pooled funds. The Bank generates fees by providing administrative services to the common pooled funds and providing trust services to the plans and the individual investors. See “Risk Factors—Risks Related to Our Business—A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses.”

Cain Watters has referred substantially all of the clients of the Bank’s trust department. See “Risk Factors—Risks Related to Our Business—Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us” and “Risk Factors—Risks Related to Our Business—The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.” Cain Watters specializes in providing financial planning, accounting, tax services to small businesses, principally dental practices. Cain Watters refers certain of its clients to the trust department to provide custodial and fiduciary services for their defined benefit and contribution plans and also their personal assets. Cain Watters is not obligated to make such referrals and refers its clients to other service providers that are competitive with the Bank. The Bank competes on the basis of service and investment performance. However, the Bank and Cain Watters are parties to an agreement which, among other provisions, obligates each party to preserve the other’s business relationship with their mutual clients. This agreement is effective through December 31, 2022, and automatically extends annually thereafter unless terminated by either party. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Financial—Shared Services Agreement.” The partners of Cain Watters own approximately 31.1% of the Company (approximately % assuming consummation of this offering) and three partners of Cain Watters serve on the board of directors of the Company.

Third Party Administration. In January 2019, the Bank acquired Nolan, a TPA, based in Overland Park, Kansas. Founded in 1979, Nolan provides clients with retirement plan design and administrative services, specializing in independent ministerial recordkeeping, administration, actuarial and design services for retirement plans of small businesses and professional practices. Nolan has clients in 50 states and is the administrator for over 800 retirement plans, 551 of which are also clients of the Bank, which is over 54% of the retirement plans we service in our trust department. We believe that the addition of TPA services will allow us to serve our clients more fully and to attract new clients to our trust platform.

Electronic Banking Services. In addition to traditional lobby services, the Bank offers robust e-banking services, via on-line and mobile devices, to both consumers and businesses. These services include remote check deposits, bill payment, electronic transfer of funds between financial institutions, person-to-person payments, positive pay, as well as traditional internet services such as balance inquiries and internal funds transfers. The Bank provides a courier and mobile banking concierge service throughout the Dallas MSA and offers its customers free usage of any automated teller machine in the world through its debit card. See “Risk Factors—Risks Related to Our Business—The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.”

Investment Services

General. We provide a variety of investment and insurance services to our clients through one or more subsidiaries, including investment advisory, asset management, stock and bond investments, institutional trading, private investments and access to public offerings and other investments. By providing our clients with a broad array of investment products and services, we believe that we can attract clients seeking differentiated investment solutions and retain them over a longer period of time. These services include:

Investment Advisory. Tectonic Advisors and Sanders Morris are registered investment advisors regulated by the SEC. They provide investment advisory and due diligence services to their respective clients, which are larger in size and require more sophisticated investment expertise and analysis, for an asset-based fee. Tectonic Advisors has approximately $1.7 billion in assets under management and advisement as of December 31, 2018, including the Bank’s $1.2 billion in trust assets. In addition, Sanders Morris had approximately $273.0 million under advisement, bringing Tectonics Holdings’ total assets under advisement to $2.0 billion, as of December 31, 2018.

Tectonic Advisors provides investment advice to the Bank in the management of its $1.2 billion of common pooled funds under a long-term agreement. Pursuant to this agreement, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios. Tectonic Advisors provides advice on approximately eight common pooled funds, which are combined in various manners to develop different portfolios for investors (ranging from a conservative allocation to an aggressive allocation). Tectonic Advisors works with the Bank’s trust department, and its trust committee, in the management of these common pooled funds and portfolios and meets with the trust department and trust committee on a quarterly basis.

In providing investment advisory services to individuals and families, Tectonic Holdings’ and Sanders Morris’ financial advisor first determines the risk profile of the investor, which includes the age, investment time horizon, tolerance for risk and investment objectives. Once determined, the financial advisor makes a recommendation on asset allocation and populates each asset class (e.g., domestic equity, international equity, fixed income, etc.) with either mutual funds, exchange traded funds, common stocks and/or bonds to provide exposure to each such asset class. The asset allocation and investments populating each asset class are revisited periodically based on interaction with the client, his or her changing risk profile, investment performance, changing market conditions and/or other factors, as the financial advisor deems appropriate.

In addition, Tectonic Advisors advises Cain Watters, and provides due diligence services, on approximately $461.8 million of assets under management pursuant to a long-term contract. Pursuant to that contract, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios for Cain Watters’ clients. Cain Watters’ clients are mainly small businesses that employ fewer than 10 persons. These businesses are predominantly dental practices. Tectonic Advisors, under the terms of the contract, charges an asset based fee for providing such advice. See “Certain Relationships and Related Party Transactions.” See also “Risk Factors—Risks Related to Our Business—Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us” and “Risk Factors—Risks Related to Our Business—The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.”

Tectonic Advisors also has a family office team that provides advisory services to ultra-high net worth families. These services include the foregoing investment advisory services, along with guidance on estate planning, philanthropy, financial education for subsequent generations, tax guidance and other services that fit the needs of an ultra-high net worth family. See “Risk Factors—Risks Related to Our Business—The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected,” “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines,” “Risk Factors—Risks Related to Our Business—Under-performance, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business,” and “Risk Factors—Risks Related to Our Business—Our wealth management business is subject to reputational risk.”

Brokerage. Through Sanders Morris, we manage stocks and other securities for high net worth clients on a limited discretionary basis in consideration for brokerage commissions based on trading activity. In addition, we provide institutional trading and other services to money managers, institutions, individuals and family accounts. We also provide clients with access to private investments that are sourced by us in consideration for a placement fee or commission. Finally, we provide access to margin loans offered through our clearing firm (Pershing) and periodically serve as a member of a selling group in public offerings, which we offer for investment to our clients. See “Risk Factors—Risks Related to Our Business—The business operations of Sanders Morris may face limitations due to net capital requirements.”

Sanders Morris is a registered investment advisor regulated by the SEC and a member of FINRA/Securities Investor Protection Corporation, or SIPC. It is headquartered in Houston, Texas. As of December 31, 2018, Sanders Morris has approximately $2.3 million in net tangible capital to support its broker-dealer activities. In addition, Sanders Morris has nearly $1.3 billion in client brokerage assets domiciled at Pershing as of December 31, 2018.

Sanders Morris also serves as a placement agent on a “best efforts” basis of private placements principally of equity and fixed income securities. As a “best efforts” placement agent, Sanders Morris does not take investment risk on whether the transaction closes. Rather, Sanders Morris makes no guarantees as to whether it can raise the capital and only represents that it will use is commercially reasonable efforts to raise the capital. Sanders Morris places these securities with its clients in consideration of a one-time, upfront commission which ranges between 2% and 6% of the dollar amount raised. Sanders Morris has served as a placement agent for 30 years. In so doing, Sanders Morris sources what it believes are quality investment opportunities, conducts due diligence on the investment opportunity and then determines whether the investment is suitable for investors. In many transactions, the senior investment professionals of Sanders Morris invest in the opportunities on the same terms and conditions. Sanders Morris believes that by providing its clients with sound private placements, it has a competitive advantage over many institutions that do not have access to such investments.

Sanders Morris earns revenue by charging fees and trading commissions for managing the investment assets of clients. Fees and trading commissions are typically charged by trading activity. In addition, we also generate a substantial portion of revenue from a traditional, commission-based structure where we earn commissions on client purchase and sale transactions.

Sanders Morris also participates in syndicates of public offerings, typically as a selling group member. As a selling group member, Sanders Morris typically is acting also on a best efforts basis and not as an underwriter. As a selling group member, Sanders Morris places the securities in the public offering with its clients and generates a selling group commission, typically 3% to 4%. Sanders Morris can also participate in public offerings as an underwriter, which means that Sanders Morris takes investment risk on the placement of the securities but earns a higher commission. If Sanders Morris fails to do so, Sanders Morris has to buy the securities on its own balance sheet. As such, FINRA requires Sanders Morris to have a specified amount of capital based on the aggregate value of securities that it is attempting to sell. Then, Sanders Morris, in effect, purchases the securities at a discount to the offering price and then sells the securities to its clients at the offering prices, thereby capturing the spread (typically as much as 6%). Sanders Morris believes that its clients favor receiving allocations to public offering, which is another key differentiator with many of its competitors.

Finally, Sanders Morris has an institutional trading business, which is based on Plano, Texas. This group provides trading, proprietary trading ideas and research, structured solutions and other financial services to clients that include: wealth individuals, registered investment advisors, high net worth families and individuals, money managers, hedge funds and others. This business typically charges a commission on trading activity. It competes on the basis of service and solutions.

Insurance. Through our insurance agency, HWG, we offer personal lines, property and casualty (for small businesses) and life and disability insurance as a broker. HWG is an insurance agency licensed under the state of Texas. HWG generates its commissions through the sale of policies as a broker to clients and also through renewal premiums from past policies sold (and which are renewing). HWG is generating most of its revenues from renewals. HWG recently hired a new President and added to its team to generate new business.

HWG has an agreement with Cain Watters to provide Cain Watters’ clients with insurance products and solutions as a broker. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic Holdings—CWA Insurance Contribution Agreement.” We believe that Cain Watters clients have a need for disability, life and property and casualty insurance. While the Cain Watters clients are under no obligation to conduct business with us, we believe that over time, we will capture some of these revenues on the basis of familiarity, service and price. We will also have the opportunity to sell insurance as a broker to clients of Sanders Morris, Tectonic Advisors and the Bank. See “Risk Factors—Risks Related to Our Business—If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.”

Industry Trends. We believe that our platform of investment advisory services, brokerage services, insurance and banking services can be provided directly to clients, but also through intermediaries (such as other registered investor advisors, insurance agents and brokers). Tectonic Holdings believes that its platform, after the closing of this offering, will be in a position to provide such services over time and is well-positioned to capitalize on the following trends:

•	declining fees for investment advice, insurance services and banking products; consolidation among firms offering financial products and services, which will require financial advisors and others to find new avenues for revenue growth;
•	continued movement by financial advisors from the large institutional platforms to become independent and the need by these advisors for new, differentiated products to sell to their client bases once independent; and
•	market opportunity to provide a holistic financial services platform (including private placement opportunities) to these financial services operators for the benefit of their clients and to offset declining fees elsewhere.

We believe that we have the personnel, relationships and platform to provide such services. However, there can be no assurances that we will be successful in growing its business through providing such services. See “Risk Factors—Risks Related to Our Business—We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability.”

Our Growth Strategy

We are building an integrated banking and investment services platform that we believe will generate shareholder value through the following initiatives:

•	Lowering client acquisition costs; integration of technology. Client acquisition costs are one of the biggest challenges for financial services firms. By adopting a holistic approach to managing our clients’ financial needs and implementing innovative technology to provide a comprehensive suite of financial products, we believe we can become increasingly profitable on each incremental dollar of revenue generated from the same client because the initial client acquisition cost is spread over more revenues. Accordingly, we will continue to execute on our plan to refer clients across our financial services platform. See “Risk Factors—Risks Related to Our Business—If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.”
•	Selective acquisitions to further diversify financial products. We believe that we can expand our business through selective acquisitions of companies or talented personnel. We aim to find companies and/or individuals who fit our culture, including our focus on regulatory compliance and managed growth. We will seek acquisitions that expand either the services we offer, the scope of our service offerings and/or our referral sources. We believe that such acquisitions will further solidify our client relationships. From time to time, we evaluate and engage in discussions with potential acquisition candidates and may enter into letters of intent, although we do not have any current plans, arrangements or understandings to make any acquisitions. See “Risk Factors—Risks Related to Our Business—Acquisitions may subject us to integration risks and other unknown risks.”

In addition to acquiring wealth managers and/or financial services companies that augment or expand the Company’s present lines of business, the Company’s acquisition focus may also include targets that expand the services that the Company provides, such as new lines of business for the Bank and/or the Investment Services segments. These acquisitions may include: banks, specialty finance companies that expand the business lines of the bank (e.g., factoring companies, specialty lending companies, etc.) and/or wealth managers, third party administrators, record-keepers and/or broker-dealers that provide the Company with greater scale, geographic scope and/or new areas of focus. See “Risk Factors—Risks Related to Our Business—New lines of business or new products and services may subject us to additional risks.”

Finally, we will seek to make acquisitions on reasonable terms to ensure proper deployment of, and return on, capital. We believe that we can attract firms and individuals to join us given our reputations in the industry and success in growing financial services firms. Towards that end, we have recently acquired a third party administrator, which will enhance services offered by the Bank’s trust department to its defined contribution and benefit plan clients.

•	Increase lower risk earnings. A significant and growing portion of our income is generated by activities that we believe pose modest to little balance sheet risk and that will provide more resilience during times of economic stress. These activities include: SBA and USDA lending, servicing, advisory income, trust income and brokerage activities. Generally, SBA and USDA loans average higher yields than our non-government guaranteed loan portfolio. We made the strategic decision in May 2017 to retain more of the guaranteed portions of our SBA and USDA loans on balance sheet to augment interest income rather than selling them to generate gains on sale. We anticipate that this percentage of our income will continue to increase in the future, as the impact of retaining more of the guaranteed portion of the SBA and USDA loans continues. See “Risk Factors—Risks Related to Our Business—A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business,” and “Risk Factors—Risks Related to Our Business—We face specific risks associated with retention of unguaranteed portions of SBA loans.”
•	Focus on niche lending areas. We believe that our banking business has been successful by focusing on areas of niche lending, which provide us with the ability to earn an above market interest rate in return for providing superior service, creative financing structures, and expertise in that area of lending. Our first initiative on niche lending involved making loans to dentists and dental practices. We have since expanded to making SBA and USDA loans. We continue to look at niche lending opportunities that allow us to expand our business, as well as for clients that are willing to pay a modest interest rate premium in exchange for superior service and expertise. Our management expertise and corporate structure allow us to explore and execute upon these non-traditional lending strategies that include loan portfolio acquisitions, loan participations, and non-traditional assets that offer above average risk adjusted returns to the Bank.
•	Expand our core deposits. We have the ability to sweep client cash balances in our trust department (up to the FDIC guaranteed insurance limit) to fund the Bank’s loan portfolio, providing the Bank with a relatively steady, consistent funding source that requires no additional fixed or variable costs like a branch network. We intend to expand our trust services to offer participant directed retirement accounts and an FDIC-insured investment option, which we believe has the potential to increase the amount of cash available for sweep by the Bank. We also believe there is significant potential to gather deposits from the clients of Sanders Morris who, as of December 31, 2018, had approximately $134.6 million in cash or cash equivalent balances domiciled at Pershing. Clients of Sanders Morris or their affiliates had $7.0 million on deposit with the Bank as of December 31, 2018. In return, we anticipate that our trust and brokerage clients would receive a market rate of interest on their cash accounts, plus a guarantee on such deposits by the FDIC. See “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

Competition

The market for financial services is rapidly changing and intensely competitive and is likely to become more competitive as the number and types of market entrants increases. The Bank competes in both lending and attracting funds with other commercial banks, savings and loan associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based nonbank lenders, government agencies and certain other non-financial institutions, which may offer more favorable financing alternatives than the Bank.

In addition, the investment services business (including brokerage, private placements and other financial advice) is highly competitive. The principal competitive factors influencing our businesses are:

•	expertise and quality of the professional staff;
•	reputation in the marketplace;
•	existing client relationships;

•	performance of investment strategies or product offerings;
•	advertising and sales promotion efforts; and
•	types, quality, and price of our products and services.

We compete directly with national and regional full service financial services firms, banks, insurance companies, asset management and advisory firms, on-line and discount brokers, private trust companies, sponsors of mutual funds, venture capital, private equity and hedge funds, and other wealth and asset managers. We believe that our principal competitive advantages include our regional focus and our long-standing relationships with our clients. See “Risk Factors—Risks Related to Our Business—We face intense competition from larger banks and financial institutions that could hurt our business.”

The financial services industry has become considerably more concentrated as many securities firms have either ceased operations, been acquired by, or merged into other firms. Many of these larger firms have significantly greater financial and other resources than we do and can offer their customers more product offerings, lower pricing, broader research capabilities, access to international markets, and other products and services we do not offer, which may give these firms a competitive advantage over us.

As we seek to expand our business, we face competition in the pursuit of clients interested in our services, the recruitment and retention of wealth management professionals, and the identification and acquisition of other wealth management firms that can be integrated into our group.

Our Market Area

We are based in Dallas, Texas, which is our largest market. The Bank’s principal banking markets include Dallas, Tarrant, Denton, Collin and Rockwall counties. However, our business is also national in scope. Our national business includes: banking for small businesses (particularly dental practices), SBA and USDA loans and trust services. In these business lines, we have clients in 49 states, with the highest concentration in Texas.

Within Texas, our primary market areas are the Dallas MSA and the Houston MSA, which rank as the fourth and fifth largest MSAs in the United States as of July 2017, as published by the U.S. Census Bureau. The Houston MSA and Dallas MSA were the first and second, respectively, fastest growing MSAs in the United States from 2010 to 2017, according to the U.S. Census Bureau. See “Risk Factors—Risks Related to Our Business—Our business is concentrated in, and dependent upon, the continued growth and welfare of our primary market, and adverse economic conditions in such market could negatively impact our operations and clients.”

Source: S&P Global Market Intelligence

	2010-2019 Population Change	2019-2024 Projected Population Change
National	6.64%	3.56%
Texas	15.17%	6.95%
Dallas-Fort-Worth-Arlington, TX	17.89%	7.65%
Houston-The Woodlands-Sugar Land, TX	19.80%	8.01%

Properties

Our main office is in a two-story, approximately 33,000 square foot commercial office building located in the Dallas MSA at 16200 Dallas Parkway, Dallas, Texas 75248, which is owned by the Bank. The Bank occupies approximately 33% of the building and leases out the remainder to other tenants.

We also lease space at: (a) 600 Travis, Houston, Texas 77002 comprising 14,402 square feet (expires in April 2021) for offices of Sanders Morris, Tectonic Advisors and HWG, (b) 6900 N. Dallas Parkway, Plano, Texas 75024 comprising 2,646 square feet (expires in December 2022) for offices of Sanders Morris, Tectonic Advisors and HWG, (c) 5950 Sherry Lane, Suite 470, Dallas, Texas 75225, comprising 2,508 square feet, which lease expires in February 2024, (d) 1330 Lake Robbins Drive, The Woodlands, Texas 77380 comprising 4,829 square feet, which lease expires in October 2020 and is assigned to a third party pursuant to an assignment agreement by and among the tenant occupying the space, the landlord and Sanders Morris, as the assignor, under which Sanders Morris pays to the tenant approximately $60,000 per year toward the lease payment, and (e) 2777 Allen Parkway, Houston, Texas 77019 comprising 2,055 square feet (expires in October 2020) and is subleased to a third party for approximately $20,000 less per annum than the amount we pay on the lease. Management believes that the principal terms of the leases are consistent with prevailing market terms and conditions and that these facilities are in good condition and adequate to meet our current needs.

Employees

We had approximately 89 employees as of December 31, 2018. None of these employees or officers are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We believe our relations with our employees generally are good and have not experienced interruptions of operations due to labor disagreements.

Legal Proceedings

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. Based on the information presently available, management believes that the ultimate outcome in such proceedings, in the aggregate, will not have a material adverse effect on the business’s financial condition or results of operations of the Company on a consolidated basis.

SUPERVISION AND REGULATION

Set forth below is a description of the significant elements of the laws and regulations applicable to the Company and its operating subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Moreover, these statutes, regulations and policies are continually under review by the U.S. Congress and state legislatures, and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to the Company or its operating subsidiaries could have a material effect on our business.

Regulatory Agencies

As a registered bank holding company, the Company is subject to the supervision and regulation of the Federal Reserve and, acting under delegated authority, the Federal Reserve Bank of Dallas, or the Reserve Bank, pursuant to the BHC Act. As a national bank, the Bank is subject to the supervision and regulation of the Office of the Comptroller of the Currency, or the OCC. Sanders Morris is a registered broker-dealer with the SEC and FINRA, and a registered investment advisor with the SEC. Tectonic Advisors is an SEC registered investment advisor. HWG is an insurance agency registered with the TDI.

Bank Holding Company Regulation

BHC Act. As a registered bank holding company, the Company is required to furnish to the Federal Reserve annual and quarterly reports of its operations and may also be required to furnish such additional information and reports as the Federal Reserve or the Reserve Bank may require. The Company elected to become a financial holding company in 2018, as further described under “—Financial Holding Company Status.”

Under the BHC Act, the Company must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any class of voting securities of any bank or bank holding company if, after the acquisition, the Company would directly or indirectly own or control 5% or more of the class; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Under the BHC Act, any company must obtain the approval of the Federal Reserve prior to acquiring control of the Company or the Bank. For purposes of the BHC Act, “control” is defined as ownership of 25% or more of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors or the exercise of a controlling influence over management or policies of the Company or the Bank.

Change in Bank Control Act. The CBCA and the related regulations of the Federal Reserve require any person or group of persons acting in concert (except for companies required to make application under the BHC Act), to file a written notice with the Federal Reserve before the person or group acquires control of the Company. The CBCA defines “control” as the direct or indirect power to vote 25% or more of any class of voting securities or to direct the management or policies of a bank holding company or an insured bank. A rebuttable presumption of control arises under the CBCA where a person or group controls 10% or more, but less than 25%, of a class of the voting stock of a company or insured bank which is a reporting company under the Exchange Act, such as the Company, or such ownership interest is greater than the ownership interest held by any other person or group.

Permitted Activities. The BHC Act also limits the investments and activities of bank holding companies. In general, a bank holding company is prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, providing services for its subsidiaries and various non-bank activities that are deemed to be closely related to banking. The activities of the Company are subject to these legal and regulatory limitations under the BHC Act and the implementing regulations of the Federal Reserve.

Volcker Rule. Section 13 of the BHC Act, commonly known as the “Volcker Rule,” generally prohibits insured depository institutions and their affiliates (including their holding companies) from sponsoring or acquiring an ownership interest in certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities.

Financial Holding Company Status. A bank holding company may also elect to become a “financial holding company,” by which a qualified bank holding company may engage, directly or through its non-bank subsidiaries, in any activity that is financial in nature or incidental to such financial activity or in any other activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company can successfully elect to be regulated as a financial holding company if all of its depository institution subsidiaries meet certain prescribed standards pertaining to management, capital adequacy and compliance with the CRA, such as being “well-capitalized” and “well-managed,” and must have a Community Reinvestment Act rating of at least “satisfactory.” Financial holding companies remain subject to regulation and oversight by the Federal Reserve.

If a financial holding company ceases to meet the above requirements, the Federal Reserve’s regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. Restrictions imposed on a financial holding company’s activities by the Federal Reserve may not necessarily be made known to the public. If the financial holding company does not return to compliance within 180 days, the Federal Reserve may require divestiture of the financial holding company’s depository institutions. Failure to satisfy the financial holding company requirements could also result in loss of financial holding company status.

Source of Strength. In accordance with the Dodd-Frank Act and long-standing Federal Reserve policy, a bank holding company is required to act as a source of financial and managerial strength to any subsidiary bank. The holding company is expected to commit resources to support its subsidiary bank, including at times when the holding company may not be in a financial position to provide such support. A bank holding company’s failure to meet its source-of-strength obligations may constitute an unsafe and unsound practice. The source-of-strength doctrine most directly affects bank holding companies in situations where the bank holding company’s subsidiary bank fails to maintain adequate capital levels.

Sound Banking Practice. The Federal Reserve also has the power to order a bank holding company to terminate any activity or investment, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or investment or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any subsidiary bank of the bank holding company. For example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so.

The Federal Reserve has the power to assess civil money penalties for unsafe or unsound practices. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, expanded the Federal Reserve’s authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties, which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Regulatory Approval for Certain Equity Redemptions. Federal Reserve regulations require a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. There is an exception for bank holding companies that are well-managed, well capitalized and not subject to any unresolved supervisory issues. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. We believe that the Federal Reserve would permit us to re-finance and/or repay our preferred stock. However, there can be no assurance that the Federal Reserve will permit such re-financing and/or repayment of our preferred stock.

Dividends and Distributions. Dividends and distributions from our subsidiary companies are the Company's principal source of cash revenues. See “Risk Factors—Risks Related to Our Regulatory

Environment—Outstanding.” The Company's earnings and activities are affected by legislation, regulations, local legislative and administrative bodies and decisions of courts in the jurisdictions in which we conduct business. These include limitations on the ability of the Bank to pay dividends to the Company and the Company's ability to pay dividends to its shareholders. Consistent with its policy that bank and financial holding companies should serve as a source of financial strength for their subsidiary banks, it is the policy of the Federal Reserve that bank holding companies should pay cash dividends on preferred and common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. Consistent with such policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization's objectives and approaches for maintaining a strong capital position and achieving the objectives of the policy statement

In 2009, the Federal Reserve issued a supervisory letter providing greater clarity to its policy statement on the payment of dividends by bank holding companies. In this letter, the Federal Reserve stated that when a holding company's board of directors is deciding on the level of dividends to declare, it should consider, among other factors: (i) overall asset quality, potential need to increase reserves and write down assets and concentrations of credit; (ii) potential for unanticipated losses and declines in asset values; (iii) implicit and explicit liquidity and credit commitments, including off-balance sheet and contingent liabilities; (iv) quality and level of current and prospective earnings, including earnings capacity under a number of plausible economic scenarios; (v) current and prospective cash flow and liquidity; (vi) ability to serve as an ongoing source of financial and managerial strength to depository institution subsidiaries insured by the FDIC, including the extent of double leverage and the condition of subsidiary depository institutions; (vii) other risks that affect the holding company's financial condition and are not fully captured in regulatory capital calculations; (viii) level, composition and quality of capital; and (ix) ability to raise additional equity capital in prevailing market and economic conditions, or the Dividend Factors. It is particularly important for a bank holding company's board of directors to ensure that the dividend level is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios. In addition, a bank holding company's board of directors should strongly consider, after careful analysis of the Dividend Factors, reducing, deferring or eliminating dividends when the quantity and quality of the holding company's earnings have declined, the holding company is experiencing other financial problems or when the macroeconomic outlook for the holding company's primary profit centers has deteriorated. The Federal Reserve further stated that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its distributions if: (i) its net income is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

In addition, we are subject to certain restrictions on the making of distributions as a result of the requirement that the Bank maintain an adequate level of capital as described below. As a Texas corporation, we are restricted under the TBOC from paying dividends under certain conditions. Under Texas law, we cannot pay dividends to shareholders if the dividends exceed our surplus or if after giving effect to the dividends, we would be insolvent.

In the event that the Board authorizes the payment of a dividend by the Company, any such dividend will be consistent with our capital needs, asset quality and overall financial condition (as a financial holding company). However, there can be no assurance that this will be the case in the future and, if it is found that our dividend is not consistent with our capital needs and/or asset quality or if our financial condition deteriorates, we may not be able to pay dividends on the Series B preferred stock.

Imposition of Liability for Undercapitalized Subsidiaries. The Federal Deposit Insurance Corporation Act of 1991, or FDICIA, requires bank regulators to take “prompt corrective action” to resolve problems associated with insured depository institutions. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company “having control of” the undercapitalized institution “guarantees” the subsidiary's compliance with the capital restoration plan until it becomes “adequately capitalized.” For purposes of this statute, the Company has control of the Bank. Under FDICIA, the aggregate liability of all companies controlling a particular institution is limited to the lesser of 5% of the depository institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with applicable capital standards. FDICIA grants greater powers to bank regulators in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, consent to a merger or divest the troubled institution or other affiliates.

Anti-Tying Restrictions. Bank holding companies and affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by the holding company or its affiliates. While we and our other affiliates offer services, no such services are tied to one another or conditioned upon one another.

Bank Regulation

The Bank is a national bank chartered under the National Bank Act. The Bank is a member of the Federal Reserve. In addition, its deposits are insured by the FDIC to the maximum extent permitted by law. National banks, such as the Bank, are subject to extensive regulation, supervision and examination by the OCC. As an insured depository institution and member bank, the Bank is also subject to regulation by the FDIC and the Federal Reserve, although the OCC is the Bank’s primary federal regulator. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

National Banking Associations. Banks organized as national banking associations under the National Bank Act are subject to regulation and examination by the OCC. The supervision and regulation by the OCC is primarily intended to protect the interests of depositors of the Bank, not the Bank’s shareholders. The National Bank Act, among other things:

•	restricts investments and other activities of the Bank;
•	restricts the nature and amount of loans that the Bank may make and the interest that may be charged; and
•	requires the Bank to maintain reserves against deposits.

Deposit Insurance. The FDIC insures the deposits of federally insured banks, such as the Bank, and thrifts, up to prescribed statutory limits for each depositor through the Deposit Insurance Fund, or the DIF, and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act set the standard maximum deposit insurance amount as $250,000. The amount of FDIC assessments paid by each insured depository institution is based on the Bank’s total assets and its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the DIF reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. In August 2016, the FDIC announced that the DIF reserve ratio had surpassed 1.15% as of June 30, 2016. As a result, beginning in the third quarter of 2016, the initial assessment ranges for all institutions were adjusted downward. After the effect of potential base-rate adjustments, the total base assessment rate was reduced for insured institutions with less than $10 billion in total assets to a range of 15 to 30 basis points of total assets on an annualized basis. This adjustment has resulted in slightly lower assessments for the Bank. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates following notice-and-comment rulemaking. However, if there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums.

Additionally, under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. The Company receives most of its revenue from dividends paid to the Company by the Bank and distributions from its other subsidiaries. However, the Bank may be limited in its ability to pay dividends without prior regulatory approval. The Bank is required by federal law to obtain the prior approval of the OCC to declare and pay dividends if the total of all dividends declared in any calendar year would exceed the total of (1) the Bank’s net profits (as defined and interpreted by regulation) for that year plus (2) its retained net profits (as defined and interpreted by regulation) for the preceding two calendar years, less any required transfers to surplus. In addition, the Bank may only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Bank is generally prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if the OCC determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the capital conservation buffer.

Regulatory Capital Requirements. Effective January 1, 2015 (with some changes transitioned into full effectiveness over two to four years), the Bank became subject to new capital regulations adopted by the FDIC, which created a new required ratio for common equity Tier 1, or CET1, capital, increased the minimum leverage and Tier 1 capital ratios, changed the risk-weightings of certain assets for purposes of the risk-based capital ratios, created an additional capital conservation buffer over the required capital ratios, and changed what qualifies as capital for purposes of meeting the capital requirements. The Federal Reserve adopted parallel regulations for bank holding companies. These regulations implement the regulatory capital reforms required by the Dodd Frank Act and the “Basel III” requirements.

Under the new capital regulations, the minimum capital level requirements are (i) a CET1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income, or AOCI, unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for loan and lease losses up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital. See “Risk Factors—Risks Related to Our Business—We will become subject to consolidated capital ratio requirements, and therefore have to hold additional capital, because we will no longer qualify as a small bank holding company as a result of the offering” and “Risk Factors—Risks Related to Our Business—The Bank is, and after the offering we will be, subject to stringent capital requirements that may limit our operations and potential growth.”

In addition to the minimum capital requirements, the Bank must maintain a capital conservation buffer that consists of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares and paying discretionary bonuses. The capital conservation buffer requirement is subject to a phase-in period that began on January 1, 2016 with the requirement for a buffer of greater than 0.625% of risk-weighted assets. This capital conservation buffer increases each year until the capital conservation buffer requirement is fully implemented on January 1, 2019.

The CET1 requirements also changed the risk-weighting of certain assets including a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition development and construction loans and for non-residential mortgage loans that are 90 days or more past due or otherwise on non-accrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; and a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital.

As of December 31, 2018, the Bank exceeded all Basel III regulatory minimum capital requirements.

On November 21, 2018, federal regulators released a proposed rulemaking that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III capital requirements. Under the proposal, a qualifying community banking organization would be eligible to elect the community bank leverage ratio framework if it has a community bank leverage ratio, or CBLR, greater than 9% at the time of election.

A qualifying community banking organization, or QCBO, is defined as a bank, savings association, bank holding company or savings and loan holding company with:

•	total consolidated assets of less than $10 billion;
•	total off-balance sheet exposures (excluding derivatives other than credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets;
•	total trading assets and trading liabilities of 5% or less of total consolidated assets;
•	MSAs of 25% or less of CBLR tangible equity; and
•	temporary difference deferred tax assets of 25% or less of CBLR tangible equity.

A QCBO may elect out of complying with the Basel III capital requirements if, at the time of the election, the QCBO has a CBLR above 9%. The numerator of the CBLR is referred to as “CBLR tangible equity” and is calculated as the QCBO’s total capital as reported in compliance with Call Report and FR Y-9C instructions, or Reporting Instructions, (prior to including non-controlling interests in consolidated subsidiaries) less:

•	accumulated other comprehensive income (referred to in the industry as AOCI);
•	intangible assets, calculated in accordance with the Reporting Instructions, other than mortgage servicing assets; and
•	deferred tax assets that arise from net operating loss and tax credit carry forwards net of any related valuations allowances.

The denominator of the CBLR is the QCBO’s average assets, calculated in accordance with the Reporting Instructions, less intangible assets and deferred tax assets deducted from CBLR tangible equity.

As of December 31, 2018, the Bank would qualify to elect the CBLR framework because it has a CBLR of greater than 9%. The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous to elect to comply with the community bank leverage ratio framework.

Prompt Corrective Regulatory Action. Under applicable federal statutes, the OCC is required to take “prompt corrective action” if the Bank does not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the OCC’s prompt corrective action regulations, an institution is deemed to be:

•	“well capitalized” if it has a total capital ratio of 10.0% or greater, a Tier 1 capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 leverage ratio of 5.0% or greater and is not subject to a capital maintenance requirement;
•	“adequately capitalized” if it has a total capital ratio of 8.0% or greater, a Tier 1 capital ratio of 6.0% or greater, a CET1 capital ratio of 4.5% or greater and a Tier 1 leverage ratio of 4.0% or greater;
•	“undercapitalized” if it has a total capital ratio of less than 8.0%, a Tier 1 capital ratio of less than 6.0%, a CET1 capital ratio of less than 4.5% or a Tier 1 leverage ratio of less than 4.0%;
•	“significantly undercapitalized” if it has a total capital ratio of less than 6.0%, a Tier 1 capital ratio of less than 4.0%, a CET1 capital ratio of less than 3.0% or a Tier 1 leverage ratio of less than 3.0%; and
•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

If the Bank were to become undercapitalized, it would be subject to growth limitations and would be required to submit a capital restoration plan to the OCC. The OCC may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the Bank’s capital. In addition, for a capital restoration plan to be acceptable, the Company must guarantee that the Bank will comply with such capital restoration plan. If the Bank were to fail to submit an acceptable plan, it would be treated as if it were “significantly undercapitalized.” “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. See “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

As of December 31, 2018, the Bank qualified as “well capitalized” under the prompt corrective action rules.

Interstate Banking and Branching. Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, amended the Federal Deposit Insurance Act, and certain other statutes, to permit state and national banks with different home states to merge across state lines with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

However, under the Dodd-Frank Act, the national branching requirements have been relaxed and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. The OCC accepts applications for interstate merger and branching transactions, subject to certain limitations on the ages of the banks to be acquired and the total amount of deposits within the state that a bank or financial holding company may control. Since our primary service area is Texas, we do not expect that the ability to operate in other states will have any material impact on our growth strategy. We may, however, face increased competition from out-of-state banks that branch or make acquisitions in our primary markets in Texas.

Restrictions on Transactions with Affiliates. The Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act, or the Affiliates Act. Affiliates of a bank include, among other entities, the bank’s holding company and companies that are under common control with the bank. In our case, Tectonic Advisors, Sanders Morris, HWG and Cain Watters are all considered affiliates.

These provisions place limits on the amount of:

•	loans or extensions of credit to affiliates;
•	investments in affiliates;
•	assets that may be purchased from affiliates;
•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
•	the guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of the Bank’s capital and surplus and, as to all affiliates combined, to 20% of the Bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the purchase or acquisition of low-quality assets from affiliates. The Dodd-Frank Act expanded the scope of Section 23A of the Affiliates Act, which now includes investment funds managed by an institution as an affiliate, as well as other procedural and substantive hurdles.

Section 23B of the Affiliates Act, among other things, prohibits the Bank from engaging in any transaction with an affiliate unless the transaction is on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Loans to Insiders. Under federal law, the Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, (2) must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with third parties, and (3) must not involve more than the normal risk of repayment or present other unfavorable features. The Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions (which are also covered by the expansion of Section 23A of the Affiliates Act). The Dodd-Frank Act prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director, or principal shareholder (or any related interest of such a person) unless the transaction is on market terms, and, if the transaction exceeds 10% of the institution’s capital, it is approved in advance by a majority of the disinterested directors.

Commercial Real Estate Lending Concentrations. The federal banking agencies, including the OCC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a “statement on prudent risk management for commercial real estate lending.” As of December 31, 2018, the Company did not exceed the levels to be considered to have a concentration in commercial real estate lending and believes its credit administration to be consistent with the recently published policy statement.

Brokered Deposit Restrictions. Well capitalized institutions are not subject to limitations on brokered deposits, while an adequately capitalized institution is able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and are subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits. As of December 31, 2018, the Bank qualified as “well capitalized” for purposes of the brokered deposit restrictions.

Technology Risk Management and Consumer Privacy. Federal banking regulators have issued various policy statements emphasizing the importance of technology risk management and supervision in evaluating the safety and soundness of depository institutions with respect to banks that contract with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes exposes a bank to various risks, particularly operational, privacy, security, strategic, reputation and compliance risk. Banks are generally expected to prudently manage technology-related risks as part of their comprehensive risk management policies by identifying, measuring, monitoring and controlling risks associated with the use of technology. See “Risk Factors—Risks Related to Our Regulatory Environment—We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations,” “Risk Factors—Risks Related to Our Regulatory Environment—Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities” and “Risk Factors—Risks Related to Our Business—The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.”

Under Section 501 of the Gramm-Leach-Bliley Act, or the GLBA, the federal banking agencies have established appropriate standards for financial institutions regarding the implementation of safeguards to ensure the security and confidentiality of customer records and information, protection against any anticipated threats or hazards to the security or integrity of such records and protection against unauthorized access to or use of such records or information in a way that could result in substantial harm or inconvenience to a customer. Among other matters, the rules require each bank to implement a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

Under the GLBA, a financial institution must also provide its customers with a notice of privacy policies and practices. Section 502 prohibits a financial institution from disclosing nonpublic personal information about a customer to nonaffiliated third parties unless the institution satisfies various notice and opt-out requirements and the customer has not elected to opt out of the disclosure. Under Section 504, the agencies are authorized to issue regulations as necessary to implement notice requirements and restrictions on a financial institution’s ability to disclose nonpublic personal information about customers to nonaffiliated third parties. Under the final rule the regulators adopted, all banks must develop initial and annual privacy notices which describe in general terms the bank’s information sharing practices. Banks that share nonpublic personal information about customers with nonaffiliated third parties must also provide customers with an opt-out notice and a reasonable period of time for the customer to opt out of any such disclosure (with certain exceptions). Limitations are placed on the extent to which a bank can disclose an account number or access code for credit card, or deposit or transaction accounts to any nonaffiliated third party for use in marketing.

Anti-Money Laundering. Under federal law, including the Bank Secrecy Act, or the BSA, and Title III of the USA PATRIOT Act, certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing training program; and testing of the program by an independent audit function. Financial institutions are restricted from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, client identification and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. clients. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. On May 10, 2016, the Financial Crimes Enforcement Network issued a final rule regarding customer due diligence requirements for covered financial institutions in connection with their Bank Secrecy act and anti-money laundering policies. The final rule adds a requirement that banks understand the nature and purpose of customer relationships and identify the “beneficial owner” of legal entity customers. The formal implementation date was May 11, 2018. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the OFAC rules based on their administration by OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with, or investment in, a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) the blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. The Bank is responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences.

Consumer Financial Protection Bureau. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking, supervision and enforcement authority over a wide range of consumer protection laws that apply to all banks and thrifts, including the Equal Credit

Opportunity Act, Truth in Lending Act, or TILA, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Home Mortgage Disclosure Act, Truth in Savings Act, Fair Debt Collection Act, the consumer financial privacy provisions of the GLBA and certain other statutes. Banking institutions with total assets of $10.0 billion or less, such as the Bank, remain subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws and such additional regulations as may be adopted by the CFPB.

Community Reinvestment Act. The CRA is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank's record of meeting the needs of its community when considering certain applications by a bank, including applications to establish a banking center or to conduct certain mergers or acquisitions. The Federal Reserve is also required to consider the CRA records of a bank holding company's controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. See “Risk Factors-Risks Related to Our Regulatory Environment-We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.”

Regulation Z. On April 5, 2011, the Federal Reserve’s final rule on loan originator compensation and steering (Regulation Z) became final. Regulation Z is more commonly known as the regulation that implements TILA. Regulation Z address two components of mortgage lending, i.e., loans secured by a dwelling, and implements restrictions and guidelines for: (i) prohibited payments to loan originators, and (ii) prohibitions on steering. Under Regulation Z, a creditor is prohibited from paying, directly or indirectly, compensation to a mortgage broker or any other loan originator that is based on a mortgage transaction’s terms or conditions, except the amount of credit extended, which is deemed not to be a transaction term or condition. In addition, Regulation Z prohibits a loan originator from “steering” a consumer to a lender or a loan that offers less favorable terms in order to increase the loan originator’s compensation, unless the loan is in the consumer’s interest. Regulation Z also contains a record-retention provision requiring that, for each transaction subject to Regulation Z, the financial institution maintain records of the compensation it provided to the loan originator for that transaction as well as the compensation agreement in effect on the date the interest rate was set for the transaction. These records must be maintained for two years.

UDAP and UDAAP. Recently, banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act—the primary federal law that prohibits unfair or deceptive acts or practices and unfair methods of competition in or affecting commerce, or the UDAP or FTC Act. “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight into the parameters for compliance with the UDAP law. However, the UDAP provisions have been expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices,” or UDAAP, which has been delegated to the CFPB for supervision. The CFPB has published its first supervision and examination manual that addresses compliance with, and the examination of, UDAAP.

Other Regulations. The Bank’s operations are also subject to various federal laws such as the:

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•	Fair Credit Reporting Act of 1978 and its amendment, the Fair and Accurate Credit Transactions Act of 2003, governing the use and provision of information to credit reporting agencies;
•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to, and withdrawals from, deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Regulatory Reform and Legislation. From time to time, various legislative and regulatory initiatives are introduced in Congress, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company or Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or our subsidiaries could have a material effect on the Company’s business, financial condition and results of operations.

Effect of Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of, and changes in, reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits as well as the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on our future business and our earnings.

Broker-Dealer Regulation

The securities industry is heavily regulated. The SEC is responsible for the administration of the federal securities laws and serves as a supervisory body over all national securities exchanges and associations. The regulation of broker-dealers has, to a large extent, been delegated by the federal securities laws to the FINRA and other self-regulatory organizations, or SROs. These SROs include, among others, all the national securities and commodities exchanges and the FINRA. Subject to approval by the SEC and certain other regulatory authorities, SROs adopt rules that govern the industry and conduct periodic examinations of the operations of our broker-dealer subsidiary. Sanders Morris is registered in all 50 states and is also subject to regulation under the laws of these jurisdictions. See “Risk Factors—Risks Related to Our Regulatory Environment—Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected” and “Risk Factors—Risks Related to Our Business—The business operations of Sanders Morris may face limitations due to net capital requirements.”

Broker-Dealer Net Capital Rules. As a registered broker-dealer and member of FINRA, Sanders Morris is subject to certain net capital requirements of Rule 15c3-1 under the Exchange Act. The net capital rules, which specify minimum net capital requirements for registered broker-dealers, are designed to measure the financial soundness and liquidity of broker-dealers. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by other regulatory bodies, and ultimately may require its liquidation. Further, a decline in a broker-dealer’s net capital below certain “early warning levels,” even though above minimum capital requirements, could cause material adverse consequences for the broker-dealer. Sanders Morris conducts business on a national basis as introducing firms, using a third-party firm for securities clearing and custody functions.

Broker-Dealer Supervision. Sanders Morris is subject to other rules and regulations covering all aspects of the securities business, including sales and trading practices, public offerings, use and safekeeping of clients’ funds and securities, recordkeeping and reporting, and the conduct of directors, officers and employees. Broker-dealers are also regulated by state securities administrators in those jurisdictions where they do business. Compliance with many of the rules and regulations applicable to us involves a number of risks because the rules and regulations are subject to varying interpretations. Regulators make periodic examinations and review annual, monthly and other reports on Sanders Morris operations, track record and financial condition. Violations of rules and regulations governing a broker-dealer’s actions could result in censure, penalties and fines, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar adverse consequences. The rules of the Municipal Securities Rulemaking Board, which are enforced by the SEC and FINRA, apply to the municipal securities activities of Sanders Morris.

Anti-Money Laundering. Sanders Morris, like the Bank, is subject to the BSA and the USA PATRIOT Act. These acts contain anti-money laundering and financial transparency laws and mandate the implementation of various regulations applicable to broker-dealers and other financial services companies. Sanders Morris, like the Bank, has established policies, procedures and systems designed to comply with these regulations.

Securities Investor Protection Corporation. As a registered broker-dealer and FINRA member organization, Sanders Morris is required by federal law to belong to the SIPC which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $250,000 on claims for cash balances. SIPC is principally funded through assessments on registered broker-dealers. SIPC protection does not insure against fluctuations in the market value of securities.

Investment Advisor Regulation

As registered investment advisors under the Advisers Act, Tectonic Advisors and Sanders Morris are subject to the requirements of regulations under both the Advisers Act and certain state securities laws and regulations. Such requirements relate to, among other things, limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, and general anti-fraud prohibitions. See “Risk Factors—Risks Related to Our Regulatory Environment—Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.”

ERISA. Certain of our subsidiaries are subject to the Employee Retirement Income Security Act, or ERISA, and Sections 4975(c)(1)(A), (B), (C) or (D) of the Internal Revenue Code of 1986, as amended, or the Code, and to regulations promulgated thereunder, insofar as they are a “fiduciary” under ERISA with respect to benefit plan clients or otherwise deal with benefit plan clients. ERISA and applicable provisions of the Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients (including, without limitation, employee benefit plans (as defined in Section 3(3) of ERISA), individual retirement accounts and Keogh plans) and provide monetary penalties for violations of these prohibitions.

Investment Advisor Supervision. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines or other similar consequences.

Insurance Regulation

HWG is an insurance agency registered with the TDI. It provides life, disability, property and casualty insurance to clients. Regulation of insurance brokerage is generally performed at a state, rather than a national, level. HWG operates in multiple states/jurisdictions, and as a result, both HWG and its employees are subject to various state regulatory and licensing requirements. HWG monitors compliance with the various state insurance regulators, and also has relationships with third party vendors to ensure compliance and awareness among HWG and its employees of relevant requirements and changes, and emerging regulatory issues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECTONIC FINANCIAL

This section presents management’s perspectives on our financial condition and results of operations. For purposes of this section, the terms “the company,” “we,” “us,” and “our” refer to Tectonic Financial and, unless the context otherwise requires, its consolidated subsidiaries, T Bancshares and the Bank. The following discussion and analysis should be read in conjunction with the “Tectonic Financial Selected Historical Consolidated Financial and Operating Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. The summary consolidated statements of operations data for the years ended December 31, 2018 and 2017 and the summary consolidated balance sheet data as of December 31, 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements, except as required by law.

Explanatory Note – Predecessor and Successor Results Combined for Period Ending December 31, 2017

On May 15, 2017, T Bancshares, or the predecessor, as the context requires, was acquired by the company, or the successor, as the context requires. We applied purchase accounting on such date. See Note 18 “Acquisition and Asset Purchase” in the audited financial statements of the company, found elsewhere in this Prospectus, for additional discussion regarding the acquisition, including purchase accounting adjustments. The company was formed in October 2016, and had no activity from January 1, 2017 through May 15, 2017.

The period from January 1, 2017 to May 15, 2017, or the predecessor period, relates to the predecessor (successor had no activity during this period), and the period from May 16, 2017 to December 31, 2017, or the successor period, relates to the successor. In each case, the principal operating subsidiary of each of the predecessor and successor was the Bank, which operated without interruption both before and after the acquisition. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended December 31, 2017. Unless otherwise indicated, all results presented for the period ended December 31, 2017 represent the combined period ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation, but is used to make period to period comparisons more meaningful.

General

We are a financial holding company headquartered in Dallas, Texas and our principal operating subsidiary is the Bank. The company was established in October 2016 for the purpose of acquiring T Bancshares and the Bank pursuant to the terms of an Agreement and Plan of Merger, dated November 10, 2016, between the company and T Bancshares, and joined in by Tectonic Advisors. The acquisition was completed on May 15, 2017.

We believe we can effectively compete as a community bank in our market area and the niche markets we serve. We focus our marketing efforts in three areas. We serve our local geographic market which is the Dallas, Tarrant, Denton, Collin and Rockwall counties which encompass an area commonly referred to as the Dallas/Fort Worth metropolitan area. We serve the dental and other health professional industries through a centralized loan and deposit platform that operates out of our main office in Dallas, Texas. In addition, the Bank serves the small business community by offering loans guaranteed by the SBA or the USDA.

We offer a broad range of commercial and consumer banking services primarily to small to medium-sized businesses and their employees. Because of our technological capabilities, including worldwide free automated teller machine, or ATM, withdrawals, sophisticated online banking capabilities, electronic funds transfer capabilities, and economical remote deposit solutions, we believe we can be the primary bank for most customers no matter where they are located. We believe that meeting the needs of our customers and making their banking experience more efficient leads to increased customer loyalty. In addition to our traditional banking services, we offer trust services to individuals and benefit plans.

The Bank also offers traditional fiduciary services primarily to clients of Cain Watters. Cain Watters and Tectonic Advisors have entered into an advisory services agreement with the Bank related to the trust operations of the Bank. We are able to utilize relatively low cost deposits provided by our trust activities to fund additional loan growth. The amount of deposits available to us while maintaining full FDIC insurance protection for our trust customers has consistently exceeded $22 million for the last three years. We anticipate the trust custodial deposits to be relatively low cost.

2018 Financial Highlights

Net income increased $600 thousand, or 20.7%, to $3.5 million for the year ended December 31, 2018, from $2.9 million for the year ended December 31, 2017. For the year ended December 31, 2018, return on average assets was 1.22% and return on average equity was 13.10%. For the period from January 1, 2017 to May 15, 2017, return on average assets for the predecessor was 1.25% and return on average equity was 8.99%. For the period from May 16, 2017 to December 31, 2017, return on average assets for the successor was 0.98% and return on average equity was 10.39%.

Net interest income increased $1.0 million, or 10.4%, to $10.6 million for the year ended December 31, 2018, from $9.6 million for the year ended December 31, 2017. The increase was primarily due to an increase in average interest-earning assets during 2018. Net interest margin decreased from 4.27% for the year ended December 31, 2017 to 4.03% for the year ended December 31, 2018.

Non-interest income decreased $1.6 million, or 13.6%, to $10.2 million for the year ended December 31, 2018, from $11.8 million for the year ended December 31, 2017, which was primarily due to a $1.5 million decline in revenues from gain on sale of SBA loans for the periods indicated.

Non-interest expense decreased $1.5 million, or 8.8%, to $15.6 million for the year ended December 31, 2018, from $17.1 million for the year ended December 31, 2017. The decrease was primarily due to $1.2 million in the change of control payments and $432 thousand for the success fee incurred by the predecessor in connection with the acquisition, partially offset by higher operating expenses in 2018, including: (a) higher trust advisory expenses resulting from higher trust assets on the platform and (b) higher salaries and expenses for the Bank relating to additional hiring to support the trust platform growth and expansion in 2018.

A provision for loan loss of $725 thousand was recorded for the year ended December 31, 2018, or a decrease of 1.4%, compared to $735 thousand for the year ended December 31, 2017. There were net charge-offs of $237 thousand for the year ended December 31, 2018, compared to net charge-offs of $360 thousand for the year ended December 31, 2017.

Total assets grew by $32.5 million, or 11.9%, to $306.0 million at December 31, 2018, from $273.5 million at December 31, 2017. This increase was primarily due to an increase in commercial and SBA loans. Our loans held for investment, net of allowance for loan losses increased $35.1 million, or 17.6%, to $234.0 million as of December 31, 2018, compared to $198.9 million as of December 31, 2017, offset by a decrease of $700 thousand in cash and cash equivalents, and a decrease of $600 thousand in investments. At December 31, 2018, our loan portfolio consisted of approximately $76.2 million, or 32.4% of the loan portfolio, in loans to dentists and dental practices, which are largely unsecured. Substantially all other loans are secured by specific collateral, including business assets, consumer assets, and commercial real estate.

Shareholders’ equity increased $3.6 million, or 14.6%, from December 31, 2017 to December 31, 2018.

Financial Condition

Investment Securities. The primary purpose of our investment portfolio is to provide a source of earnings for liquidity management purposes, to provide collateral to pledge against borrowings, and to control interest rate risk. In managing the portfolio, we seek to attain the objectives of safety of principal, liquidity, diversification, and maximized return on investment.

At December 31, 2018, securities available for sale consisted of U.S. government agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Securities held to maturity consisted entirely of Property Assessed Clean Energy investments. These investment contracts or bonds, located in California and Florida, originate under a contractual obligation between the property owners, the local county administration, and a third-party administrator and sponsor. The assessments are created to fund the purchase and installation of energy saving improvements to the property, such as solar panels. Generally, as a property assessment, the total assessment is repaid in installments over a period of 10 to 15 years by the then current property owner(s). Each installment is collected by the County Tax Collector where the property is located. The assessments are an obligation of the property. Each assessment is equal in priority to the other property taxes and assessments associated with the property, including local school, city and county ad-valorem taxes.

Restricted securities consisted of Federal Reserve Bank of Dallas stock, having an amortized cost and fair value of $980,450 as of December 31, 2018 and December 31, 2017, and Federal Home Loan Bank of Dallas stock, having an amortized cost and fair value of $945,900 and $782,300 as of December 31, 2018 and 2017, respectively.

The weighted average yield for total securities was 3.78% for the year ended December 31, 2018, compared to 3.89% for the year ended December 31, 2017.

The following presents the amortized cost and fair values of the securities portfolio as of the dates indicated:

	As of December 31, 2018		As of December 31, 2017
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$9,233	$9,008	$7,725	$7,663
Mortgage-backed securities	2,536	2,496	2,832	2,821
Total securities available for sale	$10,769	$11,504	$10,557	$10,484

Securities held to maturity:
Property assessed clean energy	$7,722	$7,722	$9,529	$9,529

Securities, restricted:
Other	$1,926	$1,926	$1,763	$1,763

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities available for sale and securities held to maturity as of December 31, 2018. Yields are calculated based on amortized cost. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as restricted include stock in the FRB and the FHLB, which have no maturity date. These securities have been included in the total column only and are not included in the total yield.

	Maturing
	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale:
U.S. government agencies	$—	—%	$4,903	2.53%	$3,971	2.62%	$359	3.62%	$9,233	2.61%
Mortgage-backed securities	—	—	—	—	1,304	2.79	1,232	2.63	2,536	2.71
Total	$—	—%	$4,903	2.53%	$5,275	2.66%	$1,591	2.85%	$11,769	2.63%
Securities held to maturity:
Property assessed clean energy	$—	—%	$135	4.53%	$3,941	5.84%	$3,646	7.24%	$7,722	6.48%
Securities, restricted:
Other	$—	—%	$—	—%	$—	—%	$—	—%	$1,926	—%

Loan Portfolio Composition. Total loans held for investment, excluding allowance for loan losses, increased $35.6 million, or 17.9%, to $234.9 million at December 31, 2018, compared to $199.3 million at December 31, 2017. Commercial and industrial loans totaled $88.9 million, or 37.9% of the total loan portfolio, at December 31, 2018, compared to $86.6 million, or 43.4% of the total loan portfolio, at December 31, 2017. At December 31, 2018, SBA loans totaled $91.6 million, or 39.0% of the total loan portfolio, compared to $70.3 million, or 35.3%, at December 31, 2017. At December 31, 2018, commercial and construction real estate loans totaled $39.9 million, or 17.0% of the total loan portfolio, compared to $27.7 million, or 13.9%, at December 31, 2017. The following table sets forth the composition of our loans held for investment:

(In thousands, except percentages)	December 31, 2018		December 31, 2017
Commercial and industrial	$88,915	37.9%	$86,552	43.4%
Consumer installment	3,636	1.5%	4,483	2.3%
Real estate – residential	7,488	3.2%	6,826	3.4%
Real estate – commercial	35,221	15.0%	19,203	9.6%
Real estate – construction and land	4,653	2.0%	8,477	4.3%
SBA 7(a) guaranteed	33,884	14.4%	11,826	5.9%
SBA 7(a) unguaranteed	44,326	18.9%	41,373	20.8%
SBA 504	13,400	5.7%	17,109	8.6%
USDA	3,367	1.4%	3,415	1.7%
Other	17	—%	2	—%
Total Loans	$234,907	100.0%	$199,266	100.0%

We record the guaranteed portion of the SBA 7(a) and USDA loans as held for sale at the lower of cost or fair value. Loans held for sale totaled $16.3 million at December 31, 2018, and $16.1 million at December 31, 2017. During the year ended December 31, 2018, we elected to reclassify $23.5 million of the SBA loans held for sale to held for investment. We determined that holding these loans provides better long-term risk adjusted returns than selling the loans.

Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2018, our loan portfolio included $76.2 million of loans, approximately 32.4% of total funded loans, to the dental industry, as compared to $70.1 million, or 35.3% of total funded loans, at December 31, 2017. We believe that these loans are to credit worthy borrowers and are diversified geographically. As new loans are generated to replace loans which have been paid off or reduced balances as a result of payments, the percentage of the total loan portfolio creating the foregoing concentration may remain constant thereby continuing the risk associated with industry concentration.

As of December 31, 2018, $94.6 million, of the loan portfolio, or 40.3%, matures or re-prices within one year or less. The following table presents the contractual maturity ranges for commercial, consumer and real estate loans outstanding at December 31, 2018 and 2017, and also presents for each maturity range the portion of loans that have fixed interest rates or variable interest rates over the life of the loan in accordance with changes in the interest rate environment as represented by the base rate:

(In thousands)	As of December 31, 2018
		Over 1 Year through 5 Years		Over 5 Years
	One Year or Less	Fixed Rate	Floating or Adjustable Rate	Fixed Rate	Floating or Adjustable Rate	Total
Commercial and industrial	$9,471	$7,541	$16,400	$55,503	$—	$88,915
Consumer installment	728	2,288	—	620	—	3,636
Real estate – residential	1,641	5,041	746	60	—	7,488
Real estate – commercial	3,184	4,422	19,074	3,146	5,395	35,221
Real estate – construction and land	3,912	741	—	—	—	4,653
SBA 7(a) guaranteed	29,082	141	4,091	570	—	33,884
SBA 7(a) unguaranteed	39,947	47	2,306	776	1,250	44,326
SBA 504	4,226	—	8,074	—	1,100	13,400
USDA	2,432	—	935	—	—	3,367
Other	17	—	—	—	—	17
Total	$94,640	$20,221	$51,626	$60,675	$7,745	$234,907
(In thousands)	As of December 31, 2017
		Over 1 Year through 5 Years		Over 5 Years
	One Year or Less	Fixed Rate	Floating or Adjustable Rate	Fixed Rate	Floating or Adjustable Rate	Total
Commercial and industrial	$11,188	$8,344	$22,708	$44,312	$—	$86,552
Consumer installment	3,447	332	—	704	—	4,483
Real estate – residential	199	5,287	757	583	—	6,826
Real estate – commercial	2,805	2,001	4,097	5,460	4,840	19,203
Real estate – construction and land	4,466	4,011	—	—	—	8,477
SBA 7(a) guaranteed	10,572	—	1,090	164	—	11,826
SBA 7(a) unguaranteed	39,872	—	848	653	—	41,373
SBA 504	12,714	—	2,164	2,231	—	17,109
USDA	3,415	—	—	—	—	3,415
Other	2	—	—	—	—	2
Total	$88,680	$19,975	$31,664	$54,107	$4,840	$199,266

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is less than their average contractual terms due to prepayments.

Loans acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. The fair value of the loans is determined using market participant assumptions in estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest.

Under the accounting model for acquired loans, the excess of cash flows expected to be collected over the carrying amount of the loans, referred to as the “accretable yield,” is accreted into interest income over the life of the loans.

Non-performing Assets. Our primary business is lending as outlined above. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. While we have instituted underwriting guidelines and policies and credit review procedures to protect us from avoidable credit losses, some losses will inevitably occur.

Non-performing assets include non-accrual loans, loans 90 days past due and still accruing, other real estate owned and foreclosed assets. Non-performing assets totaled $2.5 million at December 31, 2018, as compared to $2.3 million at December 31, 2017, and consisted solely of SBA non-accrual loans. Of these amounts, $2.3 million and $2.2 million as of December 31, 2018 and 2017, respectively, was the principal portion of loans guaranteed by the SBA.

Loans are considered past due when principal and interest payments have not been received as of the date such payments are contractually due. Loans are placed on non-accrual status when management has concerns relating to the ability to collect the loan interest and generally when such loans are 90 days or more past due. A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the original loan contract. There were no loans past due 90 days and still accruing interest as of December 31, 2018 and 2017.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties. There were no foreclosed assets as of December 31, 2018 and 2017.

The following table sets forth certain information regarding non-performing assets and restructured loans by type, including ratios of such loans to total assets as of the dates indicated:

	December 31, 2018		December 31, 2017
(In thousands, except percentages)	Amount	Loan Category to Total Assets	Amount	Loan Category to Total Assets
Non-accrual loans:
SBA	$2,545	0.83%	$2,310	0.85%
Total non-accrual loans	$2,545	0.83%	$2,310	0.85%
Loans past due 90 days and accruing	—	—	—	—
Foreclosed assets	—	—	—	—
Total non-performing assets	$2,545	0.83%	$2,310	0.85%
Restructured loans on non-accrual	$—	—	$—	—

Restructured loans are considered “troubled debt restructurings” if, due to the borrower’s financial difficulties, we have granted a concession that we would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modifications of terms that could potentially qualify as a troubled debt restructuring include reduction of contractual interest rate, extension of the maturity date at a contractual interest rate lower than the current market rate for new debt with similar risk, or a reduction of the face amount of debt, either forgiveness of principal or accrued interest. As of December 31, 2018 and 2017, we had no loans considered to be a troubled debt restructuring.

Credit Risk Management. Credit risk is the risk of loss arising from the inability of a borrower to meet its obligations. We manage credit risk by evaluating the risk profile of the borrower, repayment sources, the nature of the underlying collateral, and other support given current events, conditions, and expectations. We attempt to manage the risk characteristics of our loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits, and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, we seek to rely primarily on the cash flow of our borrowers as the principal source of repayment. Although credit policies and evaluation processes are designed to minimize our risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of our loan portfolio, as well as general and regional economic conditions.

As part of the on-going monitoring of the credit quality of our loan portfolio, management tracks certain credit quality indicators including internal credit risk based on past experiences as well as external statistics and factors. Loans are graded in one of six categories: (i) pass, (ii) pass-watch, (iii) special mention, (iv) substandard, (v) doubtful, or (vi) loss. Loans graded as loss are charged-off.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings on credits quarterly. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the past year. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit. Our methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated pass are acceptable loans, appropriately underwritten, bearing an ordinary risk of loss to the company. Loans in this category are loans to quality borrowers with financial statements presenting a good primary source as well as an adequate secondary source of repayment.

Credits rated pass-watch loans have been determined to require enhanced monitoring for potential weaknesses which require further investigation. They have no significant delinquency in the past twelve months. This rating causes the loan to be actively monitored with greater frequency than pass loans and allows appropriate downgrade transition if verifiable adverse events are confirmed. This category may also include loans that have improved in credit quality from special mention but are not yet considered pass loans.

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that we generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen our position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the company is required to avert or minimize loss.

Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

The following summarizes our internal ratings of our loans as of December 31, 2018:

(In thousands)	Pass	Pass-Watch	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$88,879	$—	$—	$36	$—	$88,915
Consumer installment	3,636	—	—	—	—	3,636
Real estate – residential	7,488	—	—	—	—	7,488
Real estate – commercial	35,221	—	—	—	—	35,221
Real estate – construction and land	4,653	—	—	—	—	4,653
SBA	84,192	7,125	—	293	—	91,610
USDA	3,367	—	—	—	—	3,367
Other	17	—	—	—	—	17
Total	$227,453	$7,125	$—	$329	$—	$234,907

Allowance for Loan and Lease Losses. The allowance for loan and lease losses, or ALLL, is a valuation allowance for credit losses in the loan portfolio. Management has adopted a methodology to properly analyze and determine an adequate loan loss allowance, which includes allowance allocations calculated in accordance with

ASC Topic 310, Receivables, and allowance allocations calculated in accordance with ASC Topic 450, Contingencies. The analysis is based on sound, reliable and well documented information and is designed to support an allowance that is adequate to absorb all estimated incurred losses in our loan portfolio.

In estimating the specific and general exposure to loss on impaired loans, we have considered a number of factors, including the borrower’s character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors, and the realizable value of any collateral.

We also consider other internal and external factors when determining the allowance for loan losses, which include, but are not limited to, changes in national and local economic conditions, loan portfolio concentrations and trends in the loan portfolio.

Senior management and the Directors’ Loan Committee review this calculation and the underlying assumptions on a routine basis not less frequently than quarterly.

Under accounting standards for business combinations, acquired loans are recorded at fair value with no credit loss allowance on the date of acquisition. A provision for credit losses is recorded in periods after the date of acquisition for the emergence of new probable and estimable losses on acquired non-credit impaired loans. As of December 31, 2018 and 2017, we had no acquired loans requiring an allowance for loan loss.

The entire loan portfolio acquired in the acquisition on May 15, 2017 was initially recorded at fair value with no carryover of the related allowance for credit losses. The allowance for loan losses represents the calculated reserve for new loans originated since the acquisition. The allowance for loan losses totaled $874 thousand and $386 thousand, based upon measured loan portfolio balances of $121.2 million and $46.0 million, at December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, we had charge-offs of $267 thousand and recoveries of $30 thousand. For the year ended December 31, 2017, there were charge-offs of $369 thousand, and recoveries of $9 thousand. The total reserve percentage of loans originated post-acquisition decreased to 0.72% at December 31, 2018, from 0.84% at December 31, 2017. The loans acquired from the predecessor were discounted to fair value by the successor. The discount balance is compared to a calculated allowance for those loans, and as long as the discount is higher, no allowance for loan loss is recognized. There was no allowance for loan loss recognized as of December 31, 2018 and 2017 for the loans originated by the predecessor.

Based on an analysis performed by management at December 31, 2018, the allowance for loan losses is believed to be adequate to cover estimated loan losses in the portfolio as of that date based on the loan loss methodology employed by management. However, management’s judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, charge-offs in future periods may exceed the allowance for loan losses or significant additional increases in the allowance for loan losses may be required.

The table below presents a summary of our net loan loss experience and provisions to the ALLL for the past two years:

(In thousands, except percentages)	2018	2017
Balance at January 1,	$386	$1,695
Charge-offs:
Commercial and industrial	1	9
SBA 7(a)	266	360
Total charge-offs	267	369
Recoveries:
Commercial and industrial	—	8
SBA 7(a)	30	1
Total recoveries	30	9
Net charge-offs	237	360
Provision for loan losses	725	736
Reduction related to acquisition of predecessor	—	(1,685)
Balance at December 31,	$874	$386

(In thousands, except percentages)	2018	2017
Loans at year-end	$234,907	$199,266
Average loans	231,385	231,385

Net charge-offs/average loans	0.10%	0.19%
Allowance for loan losses/year-end loans	0.37%	0.19%
Total provision for loan losses/average loans	0.31%	0.38%

The following table sets forth the allocation of the allowance and the percentage of allocated possible loan losses in each category to total gross loans as of the date indicated:

(In thousands, except percentages)	December 31, 2018		December 31, 2017
Allocated:	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans
Commercial and industrial	$419	37.9%	$237	43.4%
Consumer installment	27	1.5	13	2.3
Real estate – residential	27	3.2	16	3.4
Real estate – commercial	210	15.0	25	9.6
Real estate – construction and land	34	2.0	27	4.3
SBA	157	39.0	68	35.3
USDA	—	1.4	—	1.7
Other	—	—	—	—
Total allowance for loan losses	$874	100.0%	$386	100.0%

Sources of Funds

General. Deposits, loan and investment security repayments and prepayments, proceeds from the sale of securities and cash flows generated from operations are the primary sources of our funds for lending, investing and other general purposes. Loan repayments are generally a relatively stable source of funds, while deposit inflows and outflows tend to fluctuate with prevailing interests rates, markets and economic conditions and competition.

Deposits. Deposits are attracted principally from our primary geographic market area with the exception of time deposits, which, due to our attractive rates, are attracted from across the nation. We offer a broad selection of deposit products, including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit and retirement savings plans (such as IRAs). Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the associated interest rates. Management sets the deposit interest rates periodically based on a review of deposit flows and a survey of rates among competitors and other financial institutions. We rely primarily on customer service and long-standing relationships with customers to attract and retain deposits, however, market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits.

The following table illustrates the growth in our deposits between periods:

(In thousands, except percentages)	December 31, 2018	December 31, 2017	$ Change	% Change
Non-interest-bearing deposits	$46,058	$39,094	$6,964	17.8%
Interest-bearing demand (NOW) accounts	3,242	3,606	(364)	(10.1)
Money market accounts	51,815	50,456	1,359	2.7
Savings accounts	4,561	5,375	(814)	(15.1)
Time deposits $100,000 and over	144,177	113,781	30,396	26.7
Time deposits under $100,000	5,436	4,354	1,082	24.9
Total deposits	$255,289	$216,666	$38,623	17.8%

Time deposits of $250,000 and over totaled $31.6 million and $25.3 million as of December 31, 2018 and 2017, respectively.

The following table sets forth our average deposit account balances, the percentage of each type of deposit to total deposits and average cost of funds for each category of deposits for the periods indicated:

(In thousands, except percentages)	Year Ended December 31, 2018			Year Ended December 31, 2017
	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate
Non-interest-bearing deposits	$37,085	16.1%	—%	$37,691	19.1%	—%
NOW accounts	3,606	1.6	0.28	4,563	2.3	0.28
Money market accounts	51,593	22.4	1.15	50,580	25.7	0.60
Savings accounts	4,981	2.2	0.50	5,642	2.9	0.50
Time deposits $100,000 and over	128,283	55.8	1.90	94,291	47.9	1.29
Time deposits under $100,000	4,292	1.9	1.56	4,055	2.1	1.01
Total deposits	$229,840	100.0%	1.62%	$196,822	100.0%	1.01%

The following table presents maturity of our time deposits of $100,000 or more for the periods indicated:

(In thousands)	December 31, 2018	December 31, 2017
Three months or less	$31,602	$23,371
Over three months through six months	34,282	23,074
Over six months through twelve months	50,127	32,984
Over twelve months	28,165	34,352
Total	$144,176	$113,781

Borrowings

We have a blanket lien credit line with the FHLB with borrowing capacity of $30.7 million secured by commercial loans and securities with collateral values of $21.1 million and $9.6 million, respectively. We determine our borrowing needs and renew the overnight advance accordingly at varying terms. At December 31, 2018, we had no overnight advances. We had a three month term advance for $5.0 million at December 31, 2018, with a fixed interest rate of 2.53% and maturity date of March 13, 2019. The advance was paid off at maturity.

We also have a credit line with the FRB with borrowing capacity of $19.3 million, which is secured by commercial loans. There were no outstanding borrowings at December 31, 2018.

As of December 31, 2018, we had a bank stock loan with a balance of $1.9 million and subordinated notes totaling $12.0 million. On May 11, 2017, we obtained a bank stock loan for $12.0 million with variable interest rate of prime plus 0.75%, and matures on May 11, 2020. Proceeds from the loan were used to acquire T Bancshares and its subsidiary, the Bank. Interest on the bank stock loan was payable on February 11, 2018 and May 11, 2018, and on May 11, 2018, the bank stock loan was modified to extend the maturity date from May 11, 2020 to May 11, 2028, and change the payment terms to monthly principal and interest beginning on June 11, 2018. The bank stock loan was paid down (i) by $6.0 million, to $6.0 million, on July 18, 2017, with proceeds received from the issuance by TBI of $8.0 million of 7.125% subordinated notes on July 17, 2017 that mature on July 20, 2027, and (ii) by $2.0 million, to $4.0 million, on December 28, 2017. On March 5, 2018, we received proceeds of an additional $4.0 million from the issuance by TBI of 7.125% subordinated notes that mature on March 31, 2028, and used $2.0 million of such proceeds to pay down the bank stock loan to $2.0 million, leaving the remaining proceeds from the subordinated notes of $2.0 million in cash. The subordinated notes bear interest at the rate of 7.125% per annum, payable semi-annually on each January 17 and July 17. The subordinated notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries.

At December 31, 2018, the scheduled maturities of borrowings were as follows:

(In thousands)
2019	$5,144
2020	153
2021	164
2022	174
2023	186
Beyond 2023	13,094
Total	$18,915

Liquidity

Our liquidity relates to our ability to maintain a steady flow of funds to support our ongoing operating, investing and financing activities. Our board of directors establishes policies and analyzes and manages liquidity to ensure that adequate funds are available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. Liquidity management is viewed from a long-term and a short-term perspective as well as from an asset and liability perspective. We monitor liquidity through a regular review of loan and deposit maturities and forecasts, incorporating this information into a detailed projected cash flow model.

Our primary sources of funds are retail, small business, custodial, wholesale commercial deposits, loan repayments, maturity of investment securities, other short-term borrowings, and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions, and competition. We will maintain investments in liquid assets based upon management’s assessment of (1) the need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets, and (4) objectives of the asset/liability management program.

We had cash and cash equivalents of $15.5 million, or 5.1% of total assets, at December 31, 2018. In addition to the on balance sheet liquidity available, we have lines of credit with the FHLB and the Federal Reserve, which provide us with a source of off-balance sheet liquidity. As of December 31, 2018, our established credit line with the FHLB was $30.7 million, or 10.0% of assets, of which $5.0 million was utilized. The established credit line with the Federal Reserve was $19.3 million, or 6.3% of assets, of which none was utilized or outstanding at December 31, 2018. Our trust operations serve in a fiduciary capacity for approximately $1.2 billion in total market value of assets as of December 31, 2018. Some of these custody assets are invested in cash. This cash is maintained either in a third party money market mutual fund (invested predominately in U.S. Treasury securities and other high grade investments) or in a Bank money market account. Only cash which is fully insured by the FDIC is maintained at the Bank. This cash can be moved readily between the Bank and the third party money market mutual fund. As of December 31, 2018, approximately $24.3 million of cash could be held at the Bank in deposit accounts fully insured by the FDIC. As of December 31, 2018, deposits of $12.1 million were held at the Bank, leaving $12.2 million which is available to the Bank. Clients of the Bank’s affiliate, Sanders Morris, also provide a potential source of funding for the Bank. As of December 31, 2018, Sanders Morris clients maintained approximately $134.6 million in cash and cash equivalents in their brokerage accounts. Sanders Morris and the Bank are developing a program that we believe will enable the sweep of a portion of these cash assets into FDIC insured accounts at the Bank. As of December 31, 2018, there were $7.0 million of Sanders Morris customer deposits at the Bank.

Capital Resources and Regulatory Capital Requirements

Shareholders’ equity increased $3.6 million to $28.6 million as of December 31, 2018, from $25.0 million at December 31, 2017. The increase was due to net income of $3.5 million for year ended December 31, 2018, $250 thousand issuance of common stock, and a $57 thousand increase in additional paid-in capital related to stock compensation expense, offset by a $151 thousand net after-tax decrease in the market value of the securities available for sale.

Together with the Bank, the company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and, accordingly, the company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company must meet specific capital guidelines that involve quantitative measures of the company’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As of December 31, 2018, the company and the Bank met all capital adequacy requirements to which they were subject. As of December 31, 2018, the Bank qualified as “well capitalized” under the prompt corrective action regulations of Basel III and the OCC.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets (as defined in the regulations).

The following table presents our regulatory capital ratios, as well as those of the Bank, as of the dates indicated:

	December 31, 2018		December 31, 2017
(In thousands)	Amount	Ratio	Amount	Ratio
Tectonic Financial
Tier 1 Capital (to Average Assets)	$18,767	6.62%	$15,000	6.00%
Common Equity Tier 1 (to Risk Weighted Assets)	18,767	8.37	15,000	7.09
Tier 1 Capital (to Risk Weighted Assets)	18,767	8.37	15,000	7.09
Total Capital (to Risk Weighted Assets)	19,645	8.77	15,386	7.27

The Bank
Tier 1 Capital (to Average Assets)	$29,242	10.32%	$24,937	10.00%
Common Equity Tier 1 (to Risk Weighted Assets)	29,242	13.06	24,937	11.81
Tier 1 Capital (to Risk Weighted Assets)	29,242	13.06	24,937	11.81
Total Capital (to Risk Weighted Assets)	30,116	13.45	25,323	11.99

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit extended is based on management’s credit evaluation of the customer and, if deemed necessary, may require collateral.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. As of December 31, 2018, we had commitments to extend credit and standby letters of credit of approximately $14.8 million and $162 thousand, respectively.

The following is a summary of our contractual obligations, including certain on-balance-sheet obligations, as of December 31, 2018:

(In thousands)	As of December 31, 2018
	Less than One Year	One to Three Years	Over Three to Five Years	Over Five Years	Total
Undisbursed loan commitments	$8,635	$648	$16	$5,513	$14,812
Standby letters of credit	162	—	—	—	162
Time deposits	119,038	29,996	579	—	149,613
Borrowed funds	5,144	317	360	13,094	18,915
Total	$132,979	$30,971	$955	$18,607	$183,512

Results of Operations for the Years Ended December 31, 2018 and 2017

As noted above, the period from January 1, 2017 to May 15, 2017, or the predecessor period, relates to the predecessor and the period from May 16, 2017 to December 31, 2017, or the successor period, relates to the successor. In each case, the principal operating subsidiary of each of the predecessor and successor was the Bank. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended December 31, 2017. Unless otherwise indicated, all results presented for the period ended December 31, 2017 represent the combined period ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

Net Income. Net income for the year ended December 31, 2018 and 2017 was $3.5 million and $2.9 million, respectively.

Details of the changes in the various components of net income are discussed below.

Net Interest Income. Net interest income is the difference between interest income on interest-earning assets, such as loans, investment securities, and interest-bearing cash, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in net interest income result from changes in volume and spread, and are reflected in the net interest margin, as well as changes in average interest rates. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets, and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The following table presents the changes in net interest income and identifies the changes due to differences in the average volume of interest-earning assets and interest–bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each.

	Year Ended December 31, 2018 vs December 31, 2017(1)
	Increase (Decrease) Due to Change in
(In thousands, except percentages)	Yield/Rate	Average Volume	Days	Total
Interest-bearing deposits and federal funds sold	$72	$22	—	$94
Securities	(23)	(38)	—	(61)
Loans, net of unearned discount(2)	821	2,285	—	3,106
Total earning assets	870	2,269	—	3,139

NOW	—	(3)	—	(3)
Money market	278	12	—	290
Savings	—	(3)	—	(3)
Time deposits $100,000 and over	571	644	—	1,215
Time deposits under $100,000	22	4	—	26
FHLB advances	88	92	—	180
Bank stock loan	39	(160)	—	(121)
Subordinated notes	—	550	—	550
Total interest-bearing liabilities	998	1,136	—	2,134
Changes in net interest income	$(128)	$1,133	—	$1,005
(1)	Includes the results of the predecessor from January 1, 2017 through May 15, 2017 and the successor for the period May 16, 2017 through December 31, 2017.
(2)	Average loans include non-accrual.

Net interest income for the year ended December 31, 2018 and 2017 was $10.6 and $9.6 million, respectively. Net interest margin for the year ended December 31, 2018 and 2017 was 4.03% and 4.27%, a decrease of 24 basis points. The average volume of loans increased $37.9 million, or 19.6%, from $193.5 million for the year ended December 31, 2017, to $231.4 million for the year ended December 31, 2018. The average yield for loans increased 43 basis points from 5.60% for the year ended December 31, 2017 to 6.03% for the year ended December 31, 2018. Average interest-bearing deposits increased $33.6 million. Time deposits increased $34.2 million, offset by $605 thousand net decrease in NOW, money market and savings deposits. The average rate paid on interest-bearing deposits increased 61 basis points from 1.01% for the year ended December 31, 2017 to 1.62% for the year ended December 31, 2018.

The following table sets forth our average balances of assets, liabilities and shareholders’ equity, in addition to the major components of net interest income and our net interest margin, for the years ended December 31, 2018 and 2017.

	Years Ended December 31,
	2018			2017(1)
(In thousands, except percentages)	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
Interest-earning assets
Loans, net of unearned discount(2)	$231,385	$13,947	6.03%	$193,483	$10,841	5.60%
Interest-bearing deposits and
federal funds sold	9,861	192	1.95%	8,711	98	1.13%
Securities	21,544	815	3.78%	22,544	876	3.89%
Total earning assets	262,790	14,954	5.69%	224,738	11,815	5.26%
Cash and other assets	23,274			18,403
Allowance for loan losses	(581)			(890)
Total assets	$285,483			$242,251

Interest-bearing liabilities
NOW accounts	$3,606	10	0.28%	$4,563	13	0.28%
Money market accounts	51,593	593	1.15%	50,580	303	0.60%
Savings accounts	4,981	25	0.50%	5,642	28	0.50%
Time deposits $100,000 and over	128,283	2,431	1.90%	94,291	1,216	1.29%
Time deposits under $100,000	4,292	67	1.56%	4,055	41	1.01%
Total interest-bearing deposits	192,755	3,126	1.62%	159,131	1,601	1.01%
FHLB advances	13,785	283	2.05%	9,286	103	1.11%
Bank stock loan	2,305	132	5.73%	5,100	253	4.96%
Subordinated notes	11,500	819	7.13%	3,780	269	7.13%
Total interest-bearing liabilities	220,345	4,360	1.98%	177,297	2,226	1.26%
Non-interest-bearing deposits	33,991			35,800
Other liabilities	4,517			1,840
Shareholders’ equity	26,630			27,314
Total liabilities and shareholders’ equity	$285,483			$242,251

Net interest income		$10,594			$9,589
Net interest spread			3.71%			4.00%
Net interest margin			4.03%			4.27%
(1)	Includes the results of the predecessor from January 1, 2017 through May 15, 2017 and the successor for the period May 16, 2017 through December 31, 2017.
(2)	Includes non-accrual loans.

Provision for Loan Losses. We established a provision for loan losses, which is charged to operations, at a level we believe to be appropriate to absorb probable losses in the loan portfolio. For additional information concerning this determination, see the section of this discussion and analysis captioned “—Allowance for Loan Losses.”

The provision for loan losses totaled $725 thousand and $735 thousand for the year ended December 31, 2018 and 2017, respectively. See “—Allowance for Loan Losses” elsewhere in this discussion and analysis for further analysis of the provision for loan losses.

Non-interest Income. Non-interest income for the years ended December 31, 2018 and 2017 was $10.2 million and $11.8 million, respectively. The components of non-interest income for the periods indicated are as follows:

	Successor	Combined (unaudited)(1)	Successor	Predecessor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2017	Period from May 16, 2017 to December 31, 2017	Period from January 1, 2017 to May 15, 2017
Trust income	$9,162	$9,049	$5,756	$3,293
Gain on sale of loans	183	1,644	208	1,436
Loan servicing fees, net	176	538	301	237
Service fees and other income	318	261	242	19
Rental income	303	291	182	109
Gain on sale of assets	37	—	—	—
	$10,179	$11,783	$6,689	$5,094
(1)	Includes the results of the predecessor from January 1, 2017 through May 15, 2017 and the successor for the period May 16, 2017 through December 31, 2017.

The comparison in the non-interest income for the year ended December 31, 2018 and 2017 differed materially because of a strategic decision on the part of management in May 2017 to retain more of the guaranteed portion of SBA 7(a) and USDA loans originated to increase interest income. However, this decision meant that the guaranteed portion of fewer SBA and USDA loans were sold after such date. Accordingly, gain on sale income declined from $1.6 million for the period ended December 31, 2017 to $183 thousand for the period ended December 31, 2018, a decline of nearly $1.5 million or nearly 90%.

Trust income is earned for trust services on the value of managed and non-managed assets held in custody. The monthly fee income increased slightly between the two periods due to a slight increase in market value of the trust assets.

Loan servicing fees are collected for loans sold which we service. A servicing asset is recorded for the right to service these loans and is amortized to expense over the life of the loans. An independent valuation is performed quarterly, and a valuation allowance is recorded if the value falls below the balance of the servicing asset. Also, when a loan prepays or is charged-off before maturity, the remaining servicing asset is recorded to expense. For the year ended December 31, 2018, we recorded a valuation allowance of $100 thousand. No valuation allowance was recorded for the same period in the prior year. In addition, payoff of SBA loans resulting in their remaining unamortized servicing asset balances being recorded to expense was approximately $183 thousand higher for the year ended December 31, 2018, compared to the same period in the prior year. The remaining decrease in loan servicing fees is due to fewer loans sold during 2018 compared to 2017.

Service fees includes fees for deposit-related services and management fees for services billed to an affiliate company. Management fees was $52 thousand higher for the year ended December 31, 2018, compared to the same period in the prior year.

During 2018, we sold an asset with a cost of $81 thousand, which was fully depreciated, and recorded a gain on sale totaling $37 thousand.

Non-interest Expense. Non-interest expense for years ended December 31, 2018 and 2017 was $15.5 million and $17.1 million, respectively. The components of non-interest expense for the periods indicated:

	Successor	Combined (unaudited)(1)	Successor	Predecessor
(In thousands)	Year Ended December 31, 2018	Year Ended December 31, 2017	Period from May 16, 2017 to December 31, 2017	Period from January 1, 2017 to May 15, 2017
Salaries and employee benefits	$5,705	$7,150	$3,622	$3,528
Occupancy and equipment	866	865	537	328
Trust expenses	6,439	6,331	4,014	2,317
Professional fees	524	462	193	269
Data processing	939	957	602	355
Other expense	1,075	1,342	645	697
	$15,548	$17,107	$9,613	$7,494
(1)	Includes the results of the predecessor from January 1, 2017 through May 15, 2017 and the successor for the period May 16, 2017 through December 31, 2017.

Salaries and employee benefits include employee payroll expense, incentive compensation, health insurance, benefit plans and payroll taxes. Monthly salaries and employee benefits has increased due to increase in staff, primarily in the loan production and operational support areas of the company, increase in incentive bonuses, increase in health insurance premium rates and normal annual merit increases. Salaries and employee benefits were $5.7 million and $7.1 million for the years ended December 31, 2018 and 2017, respectively. The $1.4 million period-over-period decline was due to $1.2 million in change in control payments made to certain executives by the predecessor in 2017 relating to the acquisition, and reduced health insurance premiums in 2018, resulting from joining a professional employer organization, or PEO. The decrease was slightly offset by standard raises and higher employee head count in 2018.

Occupancy and equipment expense include building, furniture, fixtures and equipment depreciation and maintenance costs. These costs were stable between the two periods.

Trust expenses are advisory fees paid to a fund advisor to advise the company on the common trust funds managed by the company and are based on the value of the assets held in custody. The trust expenses increased slightly from $6.3 million for the period ended December 31, 2017 to $6.4 million for the same period in 2018 largely due to a slight increase in the amount of average trust assets over the periods.

Professional fees, which include consulting, payroll, audit and legal fees, increased due to higher legal expense incurred by the successor during the last quarter of 2018 to implement a participant directed platform for Trust clients and for the asset purchase of the Nolan Company, referenced in Note 19 Subsequent Events in our audited financial statements. The increases were partially offset by higher audit and legal expenses incurred by the predecessor in connection with the acquisition.

Data processing includes costs related to our operating systems. Data processing expense decreased slightly.

Other expenses include costs for insurance, FDIC and OCC assessments, director fees and other operational expenses. The decrease was primarily due to a success fee of $432 thousand in connection with the acquisition during 2017, offset by $75 thousand increase in the amortization of the core deposit intangible asset recognized with the acquisition and increases in employee recruiting fees, director fees and FDIC insurance premiums.

Income Taxes. The income tax provision for the years ended December 31, 2018 and 2017 was $1.0 million and $598 thousand, respectively. The higher taxes in 2018 was because we recognized a $406 thousand tax benefit at the end of 2017 due to the change in the income tax rate used to calculate the net deferred tax liabilities, from 34.0% to 21.0%. The corporate federal income tax rate was changed to a flat rate of 21.0% effective for 2018 due to the Tax Cuts and Jobs Act of 2017. The increase was partially offset by the lower tax rate during 2018.

A discussion regarding income taxes is included in the critical accounting policies and estimates which follows.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Application of these principles requires management to make complex and subjective estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances.

These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates.

Actual results may differ from these estimates.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. The critical accounting policies and estimates discussed below involve additional management judgment due to the complexity and sensitivity of the methods and assumptions used.

Business Combinations. We account for transactions that meet the definition of a purchase business combination by recording the assets acquired and liabilities assumed at their fair value upon acquisition. Intangible assets, indemnification contracts and contingent consideration are identified and recognized individually. If the purchase price plus the fair value of the liabilities assumed exceeds the fair value of the assets acquired, goodwill is recognized. Conversely, if the fair value of the assets acquired exceeds the purchase price plus the fair value of the liabilities assumed, a bargain purchase gain is recognized.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Securities with limited marketability, such as stock in the Federal Reserve and the FHLB, are carried at cost. We have investments in stock of the Federal Reserve and the FHLB as is required for participation in the services offered. These investments are classified as restricted and are recorded at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses are recorded on the trade date and determined using the specific identification method. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery of amortized cost.

Loans Held for Sale. Loans which are originated or purchased and are intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate basis. Valuation adjustments, if any, are recognized through a valuation allowance by charges to non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. Loans held for sale are comprised of the guaranteed portion of SBA and USDA loans. We did not incur a lower of cost or market valuation provision in the years ended December 31, 2018 and 2017.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unearned discount, deferred loan fees and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Discount on acquired loans and loan origination fees are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on commercial business and commercial real estate loans is discontinued when the loan becomes 90 days delinquent unless the credit is well secured and in process of collection. Unsecured consumer loans are generally charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower’s history, overall financial condition, resources, guarantor support, and the realizable value of any collateral. However, any consumer loan past due 180 days is charged off. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual basis. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the collectability of loans based on historical experience and the borrower’s ability to repay, the nature and volume of the portfolio, information about specific borrower situations and the estimated value of any underlying collateral, economic conditions and other factors.

The allowance consists of general and specific reserves. The specific component relates to loans that are individually evaluated and determined to be impaired. This amount of allowance is often based on variables affecting valuation, appraisals of collateral, evaluations of performance and status and the amounts and timing of future cash flows expected to be received. The general component relates to the entire group of loans that are evaluated in the aggregate based primarily on industry historical loss experience adjusted for current economic factors. To the extent actual loan losses differ materially from management’s estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, among others, payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loan impairment on loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based upon the fair value of collateral less estimated selling costs.

Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Land improvements are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the lease term or estimated life, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Foreclosed Assets. Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions.

Servicing Rights. The guaranteed portion of certain SBA and USDA loans can be sold into the secondary market with servicing retained by the company. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. We use industry prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing rights for impairment quarterly. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis and aggregated by predominate risk characteristics. The initial servicing rights and resulting gain on sale are calculated based on the difference between the best actual par and premium bids on an individual loan basis.

Goodwill and Other Intangible Assets. Goodwill is accounted for in accordance with ASC Topic 350, and accordingly is not amortized but is evaluated for impairment at least annually, in the fourth quarter or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Our other identifiable intangible assets consist primarily of the core deposit premiums and customer relationships arising from our acquisitions. These intangibles were established using the discounted cash flow approach and are being amortized using an accelerated method over the estimated remaining life of each intangible recorded at acquisition. These finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable from undiscounted future cash flows or that it may exceed its fair value. No impairment has been identified in any period presented.

Income Taxes. We account for income taxes utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We account for uncertainties in income taxes in accordance with current accounting guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. No uncertain tax positions have been recognized.

We file income tax returns in the U.S. federal jurisdiction and state jurisdictions, as applicable.

New Revenue Recognition Standard. We adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” as of January 1, 2018. Topic 606 established principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

We derive revenue from loan and investment income which are specifically excluded from the scope of this standard. Of our remaining sources of income, substantially all sources of revenue are recognized either by transaction (ATM, interchange, wire transfer, etc.) or when we charge a customer for a service that has already been rendered (monthly service charges, account fees, monthly trust management fees, monthly premise rental income, etc.). Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Other non-interest income primarily includes items such as gains on the sale of loans held for sale and servicing fees, none of which are subject to the requirements of Topic 606. See ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” in Recent Accounting Pronouncements for additional discussion related to our adoption of Topic 606.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair Value Measurement

We use estimates of fair value in applying various accounting standards for our consolidated financial statements. Fair value measurements are used in one of three ways: (1) in the consolidated balance sheet with changes in fair value recorded in the consolidated statements of operations and other comprehensive income (loss); (2) in the consolidated balance sheet for instruments carried at the lower of cost or fair value with impairment charges recorded in the consolidated statements of operations and other comprehensive income (loss); and (3) in the notes to our consolidated financial statements.

Fair value is defined as the price at which an asset may be sold or a liability may be transferred in an orderly transaction between willing and able market participants. In general, our policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads (including for our liabilities).

Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability management policy provides management with guidelines for effective funds management and we have established a measurement system for monitoring the net interest rate sensitivity position.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage exposure to interest rates by structuring the balance sheet in the ordinary course of business. We use no off-balance-sheet financial instruments to manage interest rate risk.

Our exposure to interest rate risk is managed by the Bank’s Asset Liability Committee in accordance with policies approved by the Bank’s board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, liquidity, business strategies and other factors.

The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. We employ methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a semi-annual basis, we run various stress tests to measure the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a twelve-month and twenty-four month horizon based upon parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Additionally, we run non-parallel simulation involving analysis of interest income and expense under various changes in the shape of the yield curve.

The following table summarizes the impact of an instantaneous, sustained, simulated change in net interest income and fair value of equity over a 12-month horizon as of the date indicated:

	As of December 31, 2018
Change in Interest Rates (basis points)	$ Change in Net Interest Income (in thousands)	% Change in Fair Value of Equity
+400	$2,332	12.67%
+300	1,751	8.90
+200	1,171	5.43
+100	590	2.46
Base
-100	(554)	(1.91)

We consider the likelihood of a decrease in interest rates beyond 100 basis points after December 31, 2018 as reasonably unlikely given current interest rate levels.

We have found that, historically, interest rates on deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis, meaning that process by which we measure the gap between interest rate sensitive assets verses interest rate sensitive liabilities. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession. Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. We adopted the standard in the first quarter of 2018 and its adoption did not have a significant impact on our financial statements.

ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. ASU 2016-1 is effective for the company on January 1, 2018 and is not expected to have a significant impact on our financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be effective on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We continue to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the company, have concluded the new guidance will not have a significant impact on our financial statements.

ASU 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 will amend current guidance such that all excess tax benefits and tax deficiencies related to share-based payment awards will be recognized as income tax expense or benefit in the income statement during the period in which they occur. Additionally, excess tax benefits will be classified along with other income tax cash flows as an operating activity rather than a financing activity. ASU 2016-09 also provides that any entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, which is the current requirement, or account for forfeitures when they occur. ASU 2016-09 was effective on January 1, 2017 and did not have a significant impact on the predecessor’s or successor’s financial statements, respectively.

ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. While we generally expect that the implementation of ASU 2016-13 may increase our allowance for loan losses balance, we are continuing to evaluate the potential impact of ASU 2016-13 on our financial statements.

ASU 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective for the company on January 1, 2018 and is not expected to have a significant impact on our financial statements.

ASU 2016-16, “Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 will be effective on January 1, 2018 and is not expected to have a significant impact on our financial statements.

ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective on January 1, 2018 and is not expected to have a significant impact on our financial statements.

Accounting Standards 2017-04, “Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates Step 2 from the goodwill impairment test which required entities to compute the implied fair value of goodwill. Under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective on January 1, 2020, with earlier adoption permitted and is not expected to have a significant impact on our financial statements.

ASU 2017-08, “Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities.” ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. ASU 2017-08 is effective in 2019 although early adoption is permitted. The predecessor elected to early adopt ASU 2017-08 in the second quarter of 2017. The adoption of this guidance did not have a material impact on the predecessor’s or our financial statements.

ASU 2018-02, “Income Statement − Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed our income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The predecessor elected to early adopt ASU 2018-02 in the fourth quarter of 2017. The adoption of this guidance did not have a material impact on the predecessor’s or successor’s financial statements.

ASU 2018-13, “Fair Value Measurement (Topic 820) − Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on our financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TECTONIC HOLDINGS

This section presents management’s perspectives on our financial condition and results of operations. For purposes of this section, the terms “the company,” “we,” “us,” and “our” refer to Tectonic Holdings and, unless the context otherwise requires, its consolidated subsidiaries, Tectonic Advisors, Sanders Morris and HWG. The following discussion and analysis should be read in conjunction with “Tectonic Holdings Selected Historical Consolidated Financial Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

We are a Texas-based financial services firm offering investment advisory and wealth management, brokerage and insurance services to affluent and high net worth individuals and families, small businesses and institutions. We operate through our holding company, Tectonic Holdings, and offer financial services through our subsidiaries, which include Tectonic Advisors, an SEC registered investment advisor, Sanders Morris, a FINRA registered broker-dealer and an SEC registered investment advisor, and HWG, an insurance agency registered with the TDI. Our business has historically experienced stable growth from our advisory services, pursuant to which we earn revenues which are of a recurring nature as a result of established relationships with institutions (including affiliates), individuals and families under advisory agreements. We have undertaken successful acquisitions to complement our existing business and broadened our service offerings to include insurance and brokerage services. The following discussion and analysis presents our results of operations for the years ended December 31, 2018 and 2017.

Investment Advisory Business

Tectonic Advisors and Sanders Morris are each SEC registered investment advisors with established advisory relationships. Sanders Morris offers advisory services largely to high net worth individuals. Tectonic Advisors provides advisory services to individuals, trusts and institutions, including the Bank and Cain Watters. Tectonic Advisors provides advisory services to the Bank on assets held in a group of common pooled funds established by the trust department of the Bank for investment by fiduciary clients. Almost all of these Bank clients are also clients of Cain Watters, which were referred to the Bank by Cain Watters. In addition, Tectonic Advisors provides advisory services to Cain Watters for the benefit of its clients in consideration for an asset-based fee under a long-term agreement. See “Certain Relationships and Related Persons Transactions—Cain Watters.”

As of December 31, 2018 and 2017, we had approximately $2.01 billion and $1.92 billion, respectively, of advisory assets under management under our combined advisory businesses.

Brokerage Business

Our brokerage business at Sanders Morris provides (i) directed brokerage services primarily to institutional clients, and (ii) managed brokerage services primarily to affluent high net worth individuals and families, often with a limited power of attorney. As of December 31, 2018 and 2017, we had approximately $1.30 billion and $1.60 billion, respectively, in brokerage account assets. The change in brokerage account assets was primarily attributable to the addition of a new team of brokers in 2018, offset by a decrease in asset values during the fourth quarter 2018, related to the general downturn in investment asset values in late 2018.

Insurance Services

HWG earns placement and residual commissions on a variety of business and personal insurance products. HWG works with both individuals and businesses, and offers primarily life, disability, and key person insurance, as well as buy-sell agreements, although it can service a wide variety of business and personal insurance needs.

Our Acquisitions

In February 2017, Tectonic Holdings acquired from Summer Wealth Management, or Summer Wealth, 100% of the outstanding ownership interests of Sanders Morris and HWG, as well as a sister company of Sanders Morris, Miller-Green Financial Services LLC, or Miller-Green, also an SEC registered investment advisor. In January 2018, Tectonic Holdings acquired 100% of the outstanding ownership interests of Summer Wealth. These transactions resulted in recognition of a bargain purchase gain in each of 2017 and 2018, as discussed hereafter.

Critical Accounting Policies and Estimates

Our financial information is prepared in accordance with GAAP. Application of these principles requires management to make complex and subjective estimates and judgments of accounting measurements and matters that are inherently uncertain. These estimates and judgments affect the amounts reported in the following discussion and in our consolidated financial statements and accompanying notes. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets and liabilities. The following accounting policies are identified by management as being critical to the results of operations:

Business Combinations

We account for transactions that meet the definition of a purchase business combination by recording the assets acquired and liabilities assumed at their fair value on acquisition. Intangible assets and contingent consideration are identified and recognized individually. If the purchase price plus the fair value of the liabilities assumed exceeds the fair value of the assets acquired, goodwill is recognized. Conversely, if the fair value of the assets acquired exceeds the purchase price plus the fair value of the liabilities assumed, a bargain purchase gain is recognized.

Revenue Recognition

Revenue from contracts with customers includes fees from asset management services and commission income and fees from investment banking services. The recognition and measurement of revenue under FASB ASC 606, Revenue from Contracts with Customers, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of our progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: We provide investment advisory services on a daily basis. We believe the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly, and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees: As additional consideration for the investment advisory services noted above, we receive fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of our contracts of this nature specify a quarterly performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside our influence. Currently, fees of this nature represent less than 1% of our advisory fee revenue. Revenues are recognized in the period following the conclusion of the performance period specified in the respective contract since this is the point at which we can conclude that a significant reversal will not occur. Therefore, performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

M&A advisory fees: We provide advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the company and consumed by the customer.

Commissions

Brokerage commissions: We buy and sell securities on behalf of its customers through our arrangements with clearing firms. Each time a customer enters into a buy or sell transaction, we charge a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that we fill the trade order by finding and contracting with a counterparty and confirms the trade with the customer. We believe that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Syndication and private placement commissions: We participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through a sale of securities. With respect to public securities offerings, we may make a commitment to acquire securities from the issuer, or we may participate in the syndication group on a best efforts, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. We believe that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which we need to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. We have has not incurred material costs to date which meet these conditions.

Fair Value of Financial Instruments

We calculate the fair value of our assets and liabilities which qualify as financial instruments and include this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits with clearing organizations, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes. Changes in assumptions or actual conditions could materially change the values of these instruments.

Unit Based Compensation

The fair value of Tectonic Holdings’ employee stock options is estimated at the date of grant using the Modified Black-Scholes-Merton option pricing model. In calculating the fair value of the options, management makes assumptions regarding the risk-free rate of return, the expected volatility of our common stock and the expected life of the options.

Related Party Transactions

We have payables and receivables with affiliates related to established agreements. Details of related party activity are presented in Note 11 of our consolidated financial statements and described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions, including affiliates, which exceed federally insured limits from time to time; however, we have not incurred any losses related to our demand deposits and do not believe we are exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. As described more fully below, Sanders Morris is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at Sanders Morris’ clearing firms that are used to collateralize Sanders Morris’ trading accounts.

Recent Accounting Pronouncements

Please refer to Note 1 of our consolidated financial statements for information related to the adoption of new accounting standards and the effect of newly issued but not yet effective accounting standards.

Key Factors in Our Business and Results of Operations

Investment Advisory Revenues. Investment advisory revenue represents revenue from our agreements with the institutions (including affiliates), individuals, and families whose assets we manage. These revenues are typically based on a percentage of the underlying values of the assets under management for the given period. Though these revenues are recurring, they are directly affected by volatility of the asset values, which can be influenced by fluctuations in the equity and fixed income markets and/or the addition or withdrawal of assets (which increase or decrease the underlying assets under management and, thus, associated asset-based revenues).

Commissions on Brokerage Activities. Commissions on brokerage activities represents commissions earned by Sanders Morris from brokerage services provided to institutions and individuals who are brokerage clients of Sanders Morris through Sanders Morris’ clearing brokers. These revenues can be based on a fee based on the number of shares of common or preferred stock bought or sold or based on the percentage value of the asset bought or sold. These revenues can be cyclical in nature, affected by periodic rebalancing of portfolios, market conditions (people tend to buy or sell assets when markets are rising or, at least, stable), market activity and/or general volatility in trading levels.

Operating Expenses. Operating expenses include the costs of research and direct costs related to asset management, clearing fees paid by Sanders Morris to its clearing firms and execution fees related to brokerage activity, commissions paid to our brokers and registered representatives, employee compensation and benefits, legal and professional fees, asset related expenses, and other operating expenses.

Regulatory and Compliance Matters. Our business, as well as the financial services industry generally, is subject to regulations that cover all aspects of the broker-dealer and investment advisory businesses. Advisors, Sanders Morris, and Miller-Green are subject to regulation by the SEC’s Division of Investment Management, and as such, are subject to regulatory requirements under the Advisers Act relating to broad aspects of their business.

In addition, Sanders Morris, as a registered broker-dealer and member of FINRA, is subject to regulations that cover the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees, among other aspects. In particular, Sanders Morris is subject to the SEC’s uniform net capital rule, Rule 15c3-1, discussed further under “—Capital Resources and Regulatory Capital Requirements—Broker Dealer Regulatory Net Capital” below.

Financial Condition

Our total assets grew from approximately $23.6 million as of December 31, 2017 to $25.4 million as of December 31, 2018, an increase of $1.8 million, or 7.6%. The majority of this increase is from an increase in cash and cash equivalents of $1.9 million, offset primarily by a decrease in property and equipment, net, attributable to depreciation and amortization. The increase in cash came from cash flows from operations for the year ending December 31, 2018, offset by approximately $109 thousand of fixed asset purchases and net distributions to members totaling $2.4 million.

The primary drivers of our business are our advisory assets under management and client brokerage assets, discussed below.

Advisory Assets Under Management and Client Brokerage Assets. As a financial services business, we evaluate our client assets as a primary driver of our business. Our client assets include: (i) assets under management and advisement in our advisory business and (ii) assets held with us (through our clearing firm) that are in brokerage accounts.

Our advisory assets represent assets we manage for our clients, on which we earn revenue which is typically based on a percentage of the underlying average assets values for the given period. These revenues are of a recurring nature, but are directly affected by increases and decreases in the values of the underlying assets. Advisory fees are generally calculated based on a percentage of assets under management. Each percentage point represents 100 basis points (bps). Our advisory fees vary, but our average fees realized are approximately 35 bps over the past two years (0.35%). See “—Key Factors in Our Business and Results of Operations—Investment Advisory Revenues.”

Our brokerage assets represent client assets from which we earn fees from providing brokerage services, which are typically based on the number of shares or units sold, or on a percentage of the value of the asset bought or sold. These revenues can be cyclical in nature, based on market activity from periodic rebalancing or market conditions. See “—Key Factors in Our Business Results of Operations—Commissions on Brokerage Activities.”

The table below reflects our client assets, which includes both advisory and brokerage assets, as of December 31, 2017 and 2018, and the inflows and outflows and market appreciation/(depreciation) during the years then ended. Our brokerage and advisory assets experienced a decline in value of approximately $500 million during the fourth quarter of 2018, from approximately $3.8 billion as of September 30, 2018 to $3.3 billion, as shown below, as of December 31, 2018, or approximately 13% overall. This decline resulted in a decline in value of approximately $200 million from the year ended December 31, 2017 to December 31, 2018, and was related to the general market downturn experienced in late 2018.

(In thousands)	Tectonic Advisors	Sanders Morris	Total
As of January 1, 2017	$1,508,234	$—	$1,508,234
Acquisition	—	866,000	866,000
Client inflows	419,940	1,194,701	1,614,641
Client outflows	(275,420)	(362,400)	(637,820)
Net flows	144,520	832,301	976,821
Market appreciation/(depreciation)	171,226	(268)	170,958
As of December 31, 2017	1,823,980	1,698,033	3,522,013
Acquisition	—	—	—
Client inflows	289,271	568,003	857,274
Client outflows	(277,677)	(318,119)	(595,796)
Net flows	11,594	249,884	261,478
Market appreciation/(depreciation)	(98,937)	(371,703)	(470,640)
As of December 31, 2018	$1,736,637	$1,576,214	$3,312,851

Liquidity

Our liquidity relates to our ability to maintain a steady flow of funds to support our ongoing operating, investing and financing activities. Our primary source of liquidity is cash flows from operations, but also includes income from investments and gains on the sale of investments. We analyze and monitor liquidity to ensure that adequate funds are available across the organization to meet normal operating requirements and planned expenditures, in addition to assessing the potential for unexpected liquidity needs given the nature of our business.

Capital Resources and Regulatory Capital Requirements

As of December 31, 2018, we had no material commitments for capital expenditures.

Broker-Dealer Regulatory Net Capital

The liquidity of a broker-dealer is measured for regulatory purposes by FINRA as its regulatory net capital, which is capital net of assets not readily convertible to cash. Regulatory net capital is generally calculated by taking cash and assets readily convertible to cash, and subtracting all but a few very narrowly defined liabilities.

Rule 15c3- 1 specifies the minimum level of regulatory net capital a broker-dealer must maintain to ensure adequate liquidity for its brokerage activities. In addition, the SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria and limit the ratio of subordinated debt to equity in the capital structure of a broker-dealer.

Though the existing business model of Sanders Morris requires only a net capital minimum of $100,000, the firm has decided to maintain the higher net capital amount of $250,000. Maintaining the higher net capital minimum of $250,000 provides Sanders Morris the ability to, among other things, receive customer checks in the firm’s name for deposit with our clearing firm and participate in certain underwritings. While the process to reduce the net capital requirement is not complicated, the process to raise it again to match the requirements of an expanding business model is. Since our acquisition of Sanders Morris in February 2017, we have grown regulatory net capital from just over $1 million as of February 28, 2017 to approximately $1.5 million at December 31, 2017, and to $2.3 million as of December 31, 2018.

Results of Operations

The table below represents our results of operations for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017
Revenues
Investment advisory and other related services	$8,900,375	$7,493,081
Commissions on brokerage activities and other products	8,710,152	6,221,614
Other revenue	338,460	164,545
Total revenues	17,948,987	13,879,350

Operating expenses:
Research and money management direct costs	334,289	245,964
Clearing and execution fees	1,224,569	734,645
Commissions	1,884,685	1,298,956
Employee compensation and benefits	6,902,002	3,875,578
Legal and professional fees	340,683	448,935
Depreciation and amortization	389,104	313,441
Other operating expenses	2,659,376	2,628,080
Total operating expenses	13,734,708	9,545,599

Other income (expense):
Other income	187,580	36,134
Interest income	938	119
Interest expense	(803,381)	(1,082,880)
Gain on bargain purchase	1,671,694	719,307
Gain on sale of assets	32,071	261
Total other income (expense)	1,088,902	(327,059)

Net income (loss)	$5,303,181	$4,006,692

Net Income

Net income for the year ended December 31, 2018 was $5.3 million, an increase of approximately $1.3 million from net income of $4.0 million for the year ended December 31, 2017. The increase in net income was driven by a $1.4 million increase in advisory fees and a $2.5 million increase in brokerage revenues. These increases were partially offset by increased expenses, including significant investments in personnel to support our existing and future growth.

Details of the changes in the various components of net income are discussed in more detail below.

Investment advisory revenue and other related services. The increase in revenues from investment advisory and other related services of approximately $1.4 million, or 18.8%, from approximately $7.5 million for the year ended December 31, 2017 to $8.9 million for the year ended December 31, 2018 was the result of the growth of Tectonic Advisor’s existing assets under management and related fees, combined with the growth of Sanders Morris’ advisory assets under management. As discussed above, this component of our revenue has a recurring nature, but is subject to changes in asset values due to market fluctuations and client additions and withdrawals that increase or decrease the underlying assets under management.

Revenue from brokerage activities and other products. The increase in revenue from brokerage activities of $2.5 million, or 40.0%, from approximately $6.2 million for the year ended December 31, 2017 to $8.7 million for the year ended December 31, 2018, is from growth in Sanders Morris’ brokerage activities, which has primarily resulted from a new institutional brokerage group which joined Sanders Morris in connection with our acquisition of Sanders Morris, and increased activity in Sanders Morris’ established lines of business, primarily serving affluent and high net worth individuals and families. Also included in the revenue from brokerage activities is income of $603 thousand earned on margin lending at Sanders Morris through balances held at our primary clearing broker, and income of $450 thousand resulting from the payment of management fees by a former affiliate during the period to assist that affiliate in transitioning its business.

Other revenue. Other revenue includes income related to consulting services not of an advisory or brokerage nature, and miscellaneous amounts. Other revenue increased by approximately $174 thousand, or 105.6%, from approximately $165 thousand for the year ended December 31, 2017 to $388 thousand for the year ended December 31, 2018, due to the receipt of approximately $106 thousand related to an error correction in commission payments from prior years, and other individually immaterial variances.

Research and money management direct costs. The increase in research and money management direct costs of approximately $88 thousand, or 35.9%, from approximately $246 thousand for the year ended December 31, 2017 to $334 thousand for the year ended December 31, 2018, is related to increased activity in 2018, as well as costs related to increased expenditures on information services as we build out additional capabilities in our advisory platform.

Clearing and execution fees. The increase in clearing and execution fees of approximately $490 thousand, or 66.7%, from approximately $735 thousand for the year ended December 31, 2017 to $1.2 million for the year ended December 31, 2018 is directly related to additional brokerage activity, especially with respect to the development in our institutional brokerage business. These increases were partially offset by the negotiation of a new contract with our primary clearing broker to better address the increases in trading volume in our business model with the growth of the institutional business.

Commissions. The increase in commission expense of approximately $586 thousand, or 45.1%, from approximately $1.3 million for the year ended December 31, 2017 to $1.9 million for the year ended December 31, 2018, is also directly related to increased brokerage trading activity, especially with respect to growth in our institutional brokerage business.

Employee compensation and benefits. The increase in employee compensation and benefits expense of approximately $3.0 million, or 78.1%, from approximately $3.9 million for the year ended December 31, 2017 to $6.9 million for the year ended December 31, 2018, is related to increases in compensation from increased activity in addition to hiring additional personnel to support our growth and the expansion of our business.

Legal and professional fees. Legal and professional fees decreased approximately $108 thousand, or 24.1%, from approximately $449 thousand for the year ended December 31, 2017 to $341 thousand for the year ended December 31, 2018, because of the acquisition activity in 2017 that was not repeated with the same complexity in 2018.

Depreciation and amortization. The increase in depreciation and amortization expense of approximately $76 thousand, or 24%, from approximately $313 thousand for the year ended December 31, 2017 to $389 thousand for the year ended December 31, 2018 is related to recognition of a full year of amortization of software developed in connection with our investment advisory services, as well as the addition of fixed assets in the acquisition of Sanders Morris.

Other operating expenses. The increase in other operating expenses of approximately $31 thousand, or 1.2%, from approximately $2.6 million for the year ended December 31, 2017 to $2.7 million for the year ended December 31, 2018, is related to general increases in activity following the acquisition of Sanders Morris and increases in staffing and activity at Advisors. The table below presents the significant categories of our other operating expenses for the years ended December 31, 2018 and 2017:

	For the Years Ended December 31,
(Dollars in thousands)	2018	2017
Other operating expenses
Office expense	$451,729	$591,616
Management fees	347,861	320,785
Facilities	644,911	439,551
Consulting and audit fees	209,100	370,270
Insurance	315,414	275,819
Other expense	690,361	630,039
Total other operating expenses	$2,659,376	$2,628,080

Other income. Other income increased by $151 thousand, or 419%, from $36 thousand for the year ended December 31, 2017 to $188 thousand for the year ended December 31, 2018, due to a profit distribution on securities held by the company. Other income includes income received from securities in which we hold less than a 20% interest, for which fair values are not readily available. We have no material investment commitments related to these securities.

Interest expense. The decrease in interest expense of approximately $279 thousand, or 25.8%, from approximately $1.1 million for the year ended December 31, 2017 to $803 thousand for the year ended December 31, 2018, is due to a reduction in the interest rate under the agreement on our long-term debt at Advisors when we following the re-financing of such debt.

Gain on bargain purchase. We saw a net increase in bargain purchase gain of $952 thousand, or 132%, as it increased from $719 thousand for the year ended December 31, 2017 to $1.7 million for the year ended December 31, 2018, relating to our acquisition of Sanders Morris, HWG and Miller-Green, or, collectively, the SMH Entities, from Summer Wealth. Our initial purchase of the SMH Entities provided that we pay a price equal to net tangible asset value, as determined by the regulatory filings of Sanders Morris with FINRA, plus an earn-out of approximately $1.4 million, and Summer Wealth agreed to indemnify us for certain liabilities that might arise with respect to the SMH Entities for a period after closing (up to a certain amount). Based on the methodology required by FINRA in calculating net tangible asset value, these regulatory filings excluded certain assets, or the Excluded Assets, such as fixed assets and other financial assets (some of which were subsequently sold by us). In accordance with GAAP, we allocated the consideration paid (including the estimated earn-out) to the assets acquired, including the Excluded Assets. Since the total of net tangible asset value plus the Excluded Assets exceeded the consideration paid to Summer Wealth, GAAP required us to record a bargain purchase gain in 2017 (equal to the amount that the estimated value of the assets exceeded the purchase consideration). In 2018, we acquired Summer Wealth, which had the effect of extinguishing the indemnification obligations on the part of Summer Wealth in consideration for terminating our earn-out obligations. The effective termination of the earn-out obligations resulted in an additional $1.7 million in bargain purchase gain in 2018.

Gain on sale of assets. We saw an increase in gain on sale of assets of $32 thousand, from $261 thousand for the year ended December 31, 2017 to $32 thousand for the year ended December 31, 2018. This increase was primarily due to a one-time gain on the sale of shares that had been held in an account of Sanders Morris for some time, which had been deemed worthless securities prior to the acquisition of Sanders Morris by the company, which experienced a recovery in value.

Off-Balance Sheet Arrangements. Sanders Morris has uncommitted financing arrangements with its clearing broker that finances its customer accounts, certain broker-dealer balances and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in our consolidated financial statements,

Sanders Morris has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. Sanders Morris is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300 thousand as of December 31, 2018.

Contractual Obligations

Operating Lease Obligations. We have obligations under operating leases that expire between 2020 and 2022 with initial non-cancellable terms in excess of one year. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor as well as free rent periods and tenant improvement allowances. We amortize office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. Our rental expense for operating leases was $539,912 and $435,653 for the years ended December 31, 2018 and 2017, respectively, and is included above within other operating expenses under facilities.

Long-Term Debt Obligations. We have an unsecured note payable to DCFH. On January 1, 2017, we entered into an agreement with DCFH under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changed to 10% for the remaining fifty-four months, during which interest of $66,948 is remitted monthly. The interest due under the initial six-month period was required to be paid in kind, and therefore, increased the principal balance to $8,033,812. The note matures on December 31, 2021. For the years ended December 31, 2018 and 2017, our interest expense under this note was $803,381 and $1,082,880, respectively, and is included in our results of operations under interest expense.

Our lease and long-term debt obligations are summarized in the table below:

	Total	Less than One Year	One to Three Years	Over Three to Five Years	More than Five Years
Long-term debt obligation, related party	$8,033,812	$—	$8,033,812	$—	$—
Operating lease obligations	1,645,200	593,171	974,699	77,330	—
Total	$9,679,012	$593,171	$9,008,511	$77,330	$—

Impact of Inflation

Our consolidated financial statements and related notes included within this prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Our assets and liabilities are substantially monetary in nature. Therefore, changes in interest rates can significantly impact our performance beyond the general effects of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of general goods and services, while other operating expenses can be correlated with the impact of general levels of inflation.

Securities Markets and Interest Rates

The value of assets under management is affected by fluctuations in securities markets and changes in interest rates. Since we derive a substantial portion of our revenues from investment advisory and trust fees based on the value of assets under management, our revenues may be adversely affected by a decline in the prices of securities or changing interest rates. A hypothetical 10% decrease in our average assets under management over the course of the year ended December 31, 2017 would have reduced our reported consolidated total revenue by approximately $750 thousand. In addition, our experience indicates that a decline in the stock market could lead to a decline in brokerage revenues as well. Brokerage revenues are generally based on a per share fee or commission to trade a share of a particular stock, bond or other security. In addition, brokerage revenues, in this context, include private placements, participation in syndicates that place public offerings and/or certain other brokerage revenues. By the nature of the aforementioned brokerage activities, the impact of a decline in the stock market cannot be quantified on general trading, syndicate and/or private placement activity. However, if a 10% decline in the stock market resulted in an overall 10% decline in brokerage activities and, thus, revenues, the impact would be a decrease of $622 thousand in brokerage revenues for the year ended December 31, 2017. See “Risk Factors—Risks Related to Our Business—A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.”

Our cash equivalents and other investment instruments are exposed to financial market risk due to fluctuations in interest rates, which may affect interest income. We do not expect interest income to be significantly affected by sudden changes in market interest rates.

MANAGEMENT

General

We have an experienced executive management team and board of directors. Our board of directors is comprised of ten directors who are elected by our shareholders at each annual meeting of shareholders for a term of one year. Our directors hold office until the next annual meeting of shareholders following their election and thereafter until their successors shall have been duly elected and qualified. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

Pursuant to our certificate of formation and bylaws, our board of directors must be comprised of no less than one nor more than 15 directors, and is currently comprised of ten directors. The exact number of directors may be fixed from time to time within the range set forth in our bylaws by resolution of our board.

As discussed in greater detail below, our board of directors has affirmatively determined that Eric Langford, Thomas McDougal and Barb Bomersbach qualify as independent directors based upon the rules of NASDAQ and the SEC. There are no arrangements or understandings between any of the directors, executive officers and any other person pursuant to which he or she was selected as a director.

Directors and Executive Officers

Directors.   The following table sets forth certain information regarding our directors, including their ages and the years that they began serving as directors of Tectonic Financial:

Name	Current Position	Position Post-Merger	Age at March 1, 2019	Director Since
George L. Ball	Director	Executive Co-Chairman	80	Nov 2018
Barb Bomersbach	Director	Director	45	Mar 2019
Darrell W. Cain	Director	Co-Chairman	62	Nov 2018
Steven B. “Brad” Clapp	Director	Director	46	May 2017
Patrick Howard	Director; President & Chief Executive Officer	Director; President & Chief Operating Officer	57	May 2017
Eric Langford	Director	Director	60	May 2017
Thomas McDougal	Director	Director	79	May 2017
Thomas R. Sanders	Director	Director	44	May 2017
A. Haag Sherman	Chairman	Director; Chief Executive Officer	53	Oct 2016
Daniel C. Wicker	Director	Director	48	May 2017

Executive Officers.   The following table sets forth certain information regarding our executive officers, including their positions and length of service with Tectonic Financial.

Name	Current Position	Position Post-Merger	Age at March 1, 2019	Director Since
George L. Ball	—	Executive Co-Chairman	80	Nov 2018
Ken Bramlage	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer	58	—
Patrick Howard	President & Chief Executive Officer	President & Chief Operating Officer	57	May 2017
A. Haag Sherman	Chairman	Chief Executive Officer	53	Oct 2016

The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Board of Directors.

•	George L. Ball. Following the merger, Mr. Ball will serve as Executive Co-Chairman of the Company. Mr. Ball has served as a director of Tectonic Financial since May 2017 and Co-Chairman of Tectonic Holdings since 2015. He has served as Chairman of Sanders Morris, and its predecessor, Sanders Morris Mundy Inc., from May 1992 to present, and served as Chief Executive Officer of Sanders Morris from 2008 to 2011. He previously served as Chairman of The Edelman Financial Group, or Edelman, a financial services holding company, from 2008 until its sale to Hellman and Friedman in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management). From September 1992 to January 1994, Mr. Ball was a Senior Executive Vice President of Smith Barney Shearson Inc. From September 1991 to September 1992, he was a consultant to J. & W. Seligman & Co. Incorporated. Mr. Ball served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. from 1982 to 1991 and Chairman of the Board from 1986 to 1991. He also served a member of the Executive Office of Prudential Insurance Company of America from 1982 to 1991. Before joining Prudential, Mr. Ball served as President of E.F. Hutton & Co. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange, and served on the Executive Committee of the Securities Industries Association. He is a graduate of Brown University with honors in economics and served as an officer in the U.S. Navy. We believe Mr. Ball’s broker-dealer expertise and leadership of public companies, both as an executive and as a director, and stock exchanges qualifies him to serve on our board of directors.
•	Barb Bomersbach. Ms. Bomersbach has served as a director of Tectonic Financial since March 2019. Ms. Bomersbach is the Chief Financial Officer of TriState Midstream, a natural gas gathering and processing facility, where she has served in such capacity since 2012. Prior to that time, Ms. Bomersbach was the contract Chief Financial Officer for TriState Midstream from 2010 to 2011 and the Chief Financial Officer of Wynn Crosby, an oil and gas company, in 2009. Ms. Bomersbach is a Certified Public Accountant and Chartered Financial Analyst, and graduated summa cum laude from Texas A&M University with a BBA and MS in Accounting. We believe Ms. Bomersbach brings to the Board of Directors experience in financial and accounting matters, internal controls and compliance (from an accounting standpoint) and is our audit committee financial expert.
•	Darrell W. Cain. Following the merger, Mr. Cain will serve as non-executive Co-Chairman of the Company. Mr. Cain has served as a director of Tectonic Financial since November 2018, Chairman of Tectonic Holdings since 2015 and a partner at Cain Watters since 1983. Mr. Cain founded Cain Watters in 1983 as an accounting and investment advisory firm specializing in financial planning, working exclusively with members of the dental profession, and served as its President from 1983 until 2008, he is currently a partner of Cain Watters. Mr. Cain previously served on the board of directors of T Bancshares and the Bank from their formation until October 2005. Mr. Cain is a graduate of Baylor University where he received both a Bachelor of Business Administration and Master of Public Accounting degree. He holds certified public accountant and investment advisor representative designations. We believe Mr. Cain brings to our board of directors significant investment, financial planning and financial skills important to the oversight of enterprise and operational risk management of the Company.
•	Steven B. “Brad” Clapp. Mr. Clapp has served as a board member of Tectonic Holdings since 2015 and a director of Tectonic Financial, T Bancshares and the Bank since May 2017. Mr. Clapp is a partner of Cain Watters and currently serves as the Partner in Charge of Information Technology, in addition to his duties of managing the financial plans of approximately 80 families. He has served the clients of the firm in various planning roles including the development of financial plans, tax planning and practice valuations. He joined Cain Watters in 1998 and became a partner in 2008. Mr. Clapp started his career at the international accounting firm KPMG in 1996. Mr. Clapp is a graduate of The University of Arkansas and The University of Denver. We believe Mr. Clapp brings to the board of directors strong investment, accounting and financial skills important to the oversight of our financial reporting and operational risk management.

•	Patrick Howard. Following the merger, Mr. Howard will serve as President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of Tectonic Financial since May 2017, President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of the Bank and T Bancshares since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.2 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national Small Business Administration, or SBA, lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by Tectonic Financial in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.
•	Eric Langford. Mr. Langford has been a director of T Bancshares and the Bank since February 2003 and a director of Tectonic Financial since May 2017. He has been active in the real estate industry for over 30 years as an investor and developer. Since 1995, he has managed Langford Property Company. He previously served as Senior Vice President for two leading national real estate firms, Opus West Corporation from 2003 to 2006 and Koll Development Company from 1993 to 2000. A 50-year resident of Dallas, Mr. Langford was the founding President of North Texas Commercial Association of Realtors, which awarded him with the Stemmons Service Award, the highest honor in the Dallas real estate industry. Mr. Langford is a magna cum laude graduate from Texas A&M University. We believe that Mr. Langford’s expansive business experience in the real estate industry provides leadership and management experience that is beneficial to the board of directors.
•	Thomas McDougal, DDS. Dr. McDougal has been a director of T Bancshares and the Bank since February 2003 and a director of Tectonic Financial since May 2017. Dr. McDougal is a practicing dentist, having been in private practice since 1970. In 1970, Dr. McDougal founded the dental practice in Richardson, Texas which today is McDougal and Richard Dentistry. He received a Bachelor of Science degree from Oklahoma State University and his Doctor of Dental Surgery degree from Baylor University. He serves on the board of directors of several national dentistry associations, and served as President of the Dallas County Dental Society and the American Academy of Dental Practice. He has been an adjunct professor at Baylor College of Dentistry since 2008 and has been on the teaching faculty at the center for Aesthetic and Restoration Dentistry since 2005. We believe Dr. McDougal’s experience as a practicing dentist and leadership roles in the dental community provides particular benefit in overseeing our dental lending program and trust line of business as well as corporate governance experience.
•	Thomas R. Sanders. Mr. Sanders has served as a director of Tectonic Holdings since 2015 and a director of Tectonic Financial, T Bancshares and the Bank since May 2017. Mr. Sanders has been a partner of Cain Watters since 2008 after joining the firm in 2002. He currently serves as Partner in Charge of Tax Services, overseeing a department with over 30 employees that is responsible for filing over 2,200 federal tax returns plus state returns, extensions and personal property tax returns for clients. Mr. Sanders also manages the financial planning relationship for more than 80 of the firm’s clients representing assets under management in excess of $200 million. Mr. Sanders started his career at Deloitte where he spent four years in their tax department including several international assignments. Mr. Sanders graduated from Baylor University in 1998 with a Bachelor of Business Administration and a Masters of Science in Taxation. We believe that Mr. Sanders’ tax expertise enhances the skill set of our board of directors.
•	A. Haag Sherman. Following the merger, Mr. Sherman will serve as a director and the Chief Executive Officer of the Company. Mr. Sherman has served as Chairman of Tectonic Financial since

November 2017 and as Chairman of T Bancshares and the Bank since May 2017 and Chief Executive Officer and a director of Tectonic Holdings since 2015. Mr. Sherman is the Chief Executive Officer and Chief Investment Officer of Tectonic Advisors, a registered investment advisor. Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. In addition, he previously served as an executive officer and partner of The Redstone Companies from 1998 to 2002 where he, among other things, managed a private equity portfolio (where he was responsible for two finance companies). Mr. Sherman has served as a director of Hilltop Holdings, Inc. since its acquisition of PlainsCapital Corporation in November 2012. He previously served as a director of PlainsCapital from September 2009 to November 2012. He previously served as a member of the board of directors of Salient MLP & Energy Infrastructure Fund, Blue Dolphin Energy Company, Miller Energy Resources, Inc. and ZaZa Energy Corp. and currently serves on private company boards and on the board of trustees of Episcopal High School in Bellaire, Texas. Mr. Sherman has served as an adjunct professor of law at The University of Texas School of Law. Mr. Sherman previously practiced corporate law at Akin, Gump, Strauss, Hauer & Feld, LLP from 1992 to 1996 and was an auditor at Price Waterhouse, a public accounting firm, from 1988 to 1989. Mr. Sherman is an attorney and certified public accountant. We believe that Mr. Sherman’s leadership, board expertise, legal background and experience in financial services, including banking, trust and finance companies, qualify him to serve on our board of directors.

•	Daniel C. Wicker. Mr. Wicker has served as a director of Tectonic Holdings since 2015 and a director of Tectonic Financial, T Bancshares and the Bank since May 2017. Mr. Wicker has been a partner of Cain Watters since 2008 after joining the firm in 1997. Mr. Wicker currently serves as the Partner in Charge of Operations, overseeing the financial planning process as well as the Cain Watters planners, among other operational responsibilities. He has served the clients of the firm in various planning roles including the development of financial plans, tax planning and practice valuations. Mr. Wicker started his career at the international accounting firm KPMG where he worked from 1993 to 1997. Mr. Wicker graduated from Kansas State University in 1993. We believe that Mr. Wicker’s leadership and strategic planning abilities qualify him to serve on our board of directors.

Executive Officers and Other Significant Employees.

•	Ken Bramlage. Mr. Bramlage has served as Executive Vice President and Chief Financial Officer of Tectonic Financial since May 2017 and holds the same positions at T Bancshares and the Bank. He joined the Bank in July 2008 as Vice President and Controller and was promoted to Senior Vice President and Chief Financial Officer in April 2010 and Executive Vice President and Chief Financial Officer in 2013. Prior to joining the Company, Mr. Bramlage was Vice President and Controller for a $1.0 billion savings bank headquartered in Olathe, Kansas since April 1999. Mr. Bramlage earned a Bachelor of Administration degree in Accounting at Kansas State University in 1984 and became licensed as a certified public accountant in the state of Texas in 1985.

Controlled Company

We are, and will be after the completion of this offering, a “controlled company” within the meaning of the NASDAQ corporate governance standards. As a result, although the members of our Audit Committee are required to be independent, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function under the NASDAQ rules. We will be in full compliance with NASDAQ listing requirements for controlled companies as of the date of completion of the offering. We intend to avail ourselves of the controlled company exemptions while we remain a controlled company.

Director Independence

We have filed an application to list the Series B preferred stock on the NASDAQ Global Market and, upon successful listing, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of NASDAQ, a majority of the members of the board of directors must be “independent directors” by the one-year anniversary of the time we cease to be a controlled company. The rules of NASDAQ, as well as those of the

SEC, impose several other requirements with respect to the independence of our directors. Applying these standards, our board of directors has determined that each of Eric Langford, Thomas McDougal and Barb Bomersbach is an “independent director” as that term is defined in Rule 5605(a)(2) of the NASDAQ rules. The board of directors has also determined that the members of the Audit Committee are independent under the heightened standards of independence required by Section 5605(c)(2)(A) of the NASDAQ rules. In making these determinations, the board of directors considered the banking relationships with directors and their related interests which we enter into in the ordinary course of our business, the arrangements which are disclosed in the section of this prospectus entitled “Certain Relationships and Related Party Transactions” and the compensation arrangements described in the sections of this prospectus entitled “Executive Compensation” and “Executive Compensation—Director Compensation.”

Compensation Committee Interlocks and Insider Participation

Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Family Relationships

There are no family relationships among our directors and executive officers and will be no family relationships among the directors and executive officers of Tectonic Financial and its subsidiaries after the merger.

Risk Management and Oversight

Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their particular area of concern. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee is responsible for overseeing the management of risks associated with, among other things, internal controls and financial reporting. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee and the Compensation Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.   The members of our Audit Committee are Eric Langford, Thomas McDougal, and Barb Bomersbach, with Barb Bomersbach serving as chair of our Audit Committee. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an “independent director” under the rules of NASDAQ, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements. The board of directors has determined that Barb Bomersbach qualifies as an “audit committee financial expert,” as defined by the SEC. The board of directors believes that the members of the Audit Committee are able to read and understand the consolidated financial statements of the Company and are familiar with the Company and its business.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our system of internal control, (iii) the performance of our internal audit function, (iv) the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, (v) the review of reports of bank regulatory agencies and monitoring management’s compliance with the recommendations contained in those reports and (vi) our compliance with legal and regulatory requirements related to our financial statements and reporting.

Among other things, our Audit Committee has responsibility for:

•	overseeing the quality and integrity of regulatory and financial accounting, financial statements, financial reporting processes and systems of internal accounting and financial controls;
•	overseeing the annual independent audit of the Company’s financial statements and internal control over the Bank’s financial reporting, the engagement, compensation and retention of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance;
•	resolving any disagreements regarding financial reporting between management and the independent auditor;
•	overseeing and evaluating the performance of the internal audit function and review;
•	meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;
•	overseeing the effectiveness of the system for monitoring compliance with laws and regulations and the results of any investigation by management;
•	instituting and overseeing any special investigations;
•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns, regarding questionable accounting or auditing matters;
•	reviewing our earnings releases and reports filed with the SEC;
•	preparing the Audit Committee report required by SEC rules to be included in our annual report;
•	reviewing the design of the Company’s enterprise-wide risk management framework, including the process for assessing and managing risks, benchmarks for and major financial risk exposures from such risks, supporting methods, risk policies, and risk inventories, as they relate to credit, interest rate, liquidity, transactional, compliance and legal, strategic and reputational risks;
•	reviewing reports and recommendations provided by senior management or third party consultants retained by the committee related to Company’s financial, operational, credit, strategic, market, investment, liquidity, reputational and compliance risks;
•	reviewing significant aggregate risk concentrations and other escalations, and approving significant corrective actions recommended by senior management; and
•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. Our board of directors has adopted a written charter for the Audit Committee, which sets forth the committee’s duties and responsibilities in greater detail. The charter of the Audit Committee will be available on our website at www.tbank.com upon completion of this offering.

Compensation Committee.   The members of our Compensation Committee are Eric Langford, Thomas McDougal and Daniel C. Wicker, with Daniel C. Wicker serving as chair of our Compensation Committee. Our board of directors has determined that each of Eric Langford and Thomas McDougal qualifies as a “non-employee director” for purposes of the Exchange Act Rule 16b-3.

The Compensation Committee assists our board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure establishes appropriate incentives and meets our corporate objectives, the compensation of our executive officers and the administration of our compensation and benefit plans.

Among other things, our Compensation Committee has responsibility for:

•	reviewing and determining, and recommending to our board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of the Company’s executive officers and employees;
•	reviewing, and making recommendations to the our board of directors with respect to any employment agreements, severance or termination agreements, change in control agreements, noncompetition agreements or similar agreements proposed to be entered into between the Company and any executive officer;
•	evaluating the risks related to the Company’s compensation programs and practices and reviewing and determining, and recommend to our board of directors for its confirmation, modifications to the Company’s philosophy and practices relating to compensation of the Company’s directors, executive officers and other members of the Company’s management;
•	reviewing, approving and administering each of the Company’s compensation and benefit plans;
•	reviewing and discussing with management the proposed compensation related disclosures to be included in the Company’s annual proxy statement or Annual Report on Form 10-K or other appropriate SEC filing, and producing the Compensation Committee Report on executive compensation required to be so included;
•	annually reviewing and recommending to our board of directors the non-employee director compensation program for each year;
•	administering the Company’s compensation and benefit plans with respect to employees and consultants who are subject to the short-swing profit restrictions of Section 16(b) of the Exchange Act for the purposes and with the intent of having the exemption provided under Rule 16b-3 promulgated under the Exchange Act available to the directors of the Company and those officers of the Company subject to the provisions of Section 16(b) of the Exchange Act;
•	retaining, or obtaining the advice of, and overseeing such compensation consultants, legal counsel or other advisers as the Compensation Committee deems necessary or appropriate to carry out its duties;
•	overseeing, considering and making recommendations to our board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including shareholder advisory votes on executive compensation, the frequency thereof and the results thereof and golden parachute compensation, and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans;
•	evaluating the adequacy of the charter of the Compensation Committee and the Compensation Committee’s performance under such charter on an annual basis; and
•	performing any other responsibilities consistent with the charter of the Compensation Committee, the Company’s corporate governance documents, applicable laws and regulations as the Compensation Committee or our board of directors deems necessary or appropriate.

Our board of directors has adopted a written charter for the Compensation Committee, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.tbank.com upon completion of this offering.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics sets forth the standard of conduct that we expect all of our directors, officers and associates to follow. Our Code of Business Conduct and Ethics will be available on our website at www.tbank.com upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by the rules of NASDAQ or the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid to, awarded to, or earned by our named executive officers during our fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(1) ($)	Total ($)
A. Haag Sherman(2) Chairman	2018	300,000	100,000	—	—	—	8,250	408,250
Patrick Howard President and Chief Executive Officer	2018	242,188	126,250	—	—	—	12,819	381,257
Ken Bramlage Chief Financial Officer	2018	140,396	73,750	—	—	—	7,446	221,592
(1)	The amounts shown in this column are composed of the following items:
Name	Company 401(k) Match	Life Insurance Premiums	Total “All Other Compensation”
A. Haag Sherman	$8,250	$—	$8,250
Patrick Howard	$9,556	$3,263	$12,819
Ken Bramlage	$7,224	$222	$7,446
(2)	Mr. Sherman’s compensation for 2018 was paid by Tectonic Services, the manager of Tectonic Holdings.

General

We compensate our named executive officers through a combination of base salary, annual discretionary bonuses, equity awards and other benefits, including perquisites. Our board of directors believes the executive compensation packages that we provide to our executives, including the named executive officers, should reward performance. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

We provide each of our named executive officers with a competitive fixed annual base salary. The base salaries for our named executive officers are reviewed annually by the board of directors by taking into account the results achieved by each executive, his or her future potential, scope of responsibilities and experience and competitive pay practices. Based upon the comprehensive review, the board of directors has determined the base salaries to be equitable and competitive for our market.

Bonuses

Our named executive officers receive incentive and/or bonus payments based on their employment agreements, as described below.

Stock-Based Compensation Awards

Stock-based compensation awards may consist of options to acquire shares of our common stock, restricted stock awards, restricted stock units or performance stock units issued pursuant to the T Acquisition, Inc. 2017 Equity Incentive Plan, or the 2017 TAI Plan, which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of the 2017 TAI Plan.

Other Benefits and Perquisites

The named executive officers participate in our broad-based employee welfare benefit plans, such as medical, dental, vision, supplemental disability and term life insurance. The named executive officers also participate in our 401(k) plans. Under the T Bank, N.A. Employees Savings Plan, in which Patrick Howard and Ken Bramlage are participants, we match 100% of an employee’s contribution up to the first 1% and 50% up to next 5% of such employee’s salary up to the 401(k) limit. The Tectonic Retirement Plan and Trust, in which Haag Sherman was a participant in 2017, adopted a safe harbor provision under which all employees receive 3% of compensation up to the 401(a) limit, regardless of the level of their deferrals. The named executive officers are provided the same benefits, and participate in the cost at the same rate, as all other employees.

We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee will review the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites will be awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2018 included $3,263 paid by Tectonic Financial on behalf of Mr. Howard toward a $3,000,000 key man life insurance policy for Mr. Howard. In accordance with his employment agreement, 50% of the death benefit of this policy is payable to Mr. Howard’s named beneficiaries.

Employment Agreements

We have entered into an employment agreement with Mr. Sherman and amended and restated the employment agreements with Messrs. Howard and Bramlage, each to be effective upon consummation of the merger. The following is a summary of the proposed material terms of each such agreement.

•	Haag Sherman. The proposed employment agreement has an initial term of four years and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renew at least 90 days prior to the renewal date. Under Mr. Sherman’s employment agreement, he is entitled to an annual base salary that is currently $300,000 and is eligible to receive an annual performance-based bonus payment to the extent the applicable performance criteria are satisfied.

Mr. Sherman is also eligible to receive certain other employee benefits and perquisites in accordance with our established policies, as described above. In addition, Mr. Sherman’s employment agreement provides for certain restrictive covenants and severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “change in control” of the Company. See “—Potential Payments upon a Termination of Employment or a Change in Control.”

•	Patrick Howard. As amended and restated, the employment agreement would be for a term expiring on May 14, 2021 and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renew at least 90 days prior to the renewal date. Under Mr. Howard’s amended and restated employment agreement, he would be entitled to an annual base salary that is currently $252,500 and is eligible to receive an annual performance-based bonus payment to the extent the applicable performance criteria are satisfied.

In connection with the execution of his original employment agreement, Mr. Howard received options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020, and options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021. In addition, Mr. Howard entered into a unit option agreement with Tectonic Holdings and received options to purchase 50,000 membership units of Tectonic Holdings with an exercise price equal to $3.55, which vest on the earlier of Mr. Howard’s termination by the Company for any reason other than for cause or May 15, 2020, and he received options to purchase 50,000 membership units of Tectonic Holdings with an exercise price equal to $3.55, which vest on the earlier of Mr. Howard’s termination by the Company for any reason other than for cause or May 15, 2021.

Mr. Howard would also be eligible to receive certain other employee benefits and perquisites in accordance with our established policies, as described above. In addition, Mr. Howard’s amended and restated employment agreement provides for certain restrictive covenants and severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “change in control” of the Company. See “—Potential Payments upon a Termination of Employment or a Change in Control.”

•	Ken Bramlage. As amended and restated, the employment agreement would be for a term expiring on May 14, 2020 and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renew at least 90 days prior to the renewal date. Under Mr. Bramlage’s amended and restated employment agreement, he would be entitled to an annual base salary that is currently $147,500 and is eligible to receive an annual performance-based bonus payment to the extent the applicable performance criteria are satisfied.

Mr. Bramlage would also be eligible to receive certain other employee benefits and perquisites in accordance with our established policies, as described above. In addition, Mr. Bramlage’s amended and restated employment agreement provides for certain restrictive covenants and severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “change in control” of the Company. See “—Potential Payments upon a Termination of Employment or a Change in Control.”

Amended and Restated T Acquisition, Inc. 2017 Equity Incentive Plan

The board of directors has adopted the Amended and Restated T Acquisition, Inc. 2017 Equity Incentive Plan, or the Amended and Restated Equity Plan. The effectiveness of the Amended and Restated Equity Plan is subject to shareholder approval. While the adoption of the Amended and Restated Equity Plan is subject to shareholder approval, awards pursuant to the Amended and Restated Equity Plan may be granted prior to such shareholder approval. To the extent that awards are granted pursuant to the Amended and Restated Equity Plan prior to such shareholder approval (solely with respect to awards related to the increased share reserve that is subject to this Proposal), each award will be void and no longer enforceable if the Amended and Restated Equity Plan is not approved by the shareholders. The Amended and Restated Equity Plan is intended to enable the Company to remain competitive and innovative in its ability to attract, motivate, reward, and retain the services of key employees and outside directors. The Amended and Restated Equity Plan allows for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards which may be granted singly, in combination, or in tandem. The Amended and Restated Equity Plan is expected to provide flexibility to the Company’s compensation methods in order to adapt the compensation of key employees and outside directors to a changing business environment (after giving due consideration to competitive conditions and the impact of accounting rules and federal tax laws).

To the extent the Amended and Restated Equity Plan is not approved by the shareholders, the current 2017 TAI Plan, or as previously approved by the shareholders, the Current Plan, will remain in place.

Description of the Amended and Restated Equity Plan

The following is a brief description of the Amended and Restated Equity Plan and is qualified in its entirety by reference to the Amended and Restated Equity Plan that is included elsewhere in this prospectus.

Purpose.   The purpose of our Amended and Restated Equity Plan is to attract, motivate, reward, and retain the services of key employees and outside directors by providing them with additional incentives, and to promote the success of our Company’s business.

Administration.   Our board of directors or one or more committees appointed by our board of directors will administer the Amended and Restated Equity Plan.

Eligibility.   Persons eligible to receive awards under the Amended and Restated Equity Plan include our officers, employees, consultants and members of our board of directors. Our board of directors or one or more committees appointed by our board of directors will determine from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards.   The maximum number of common shares that may be issued or transferred pursuant to awards under the Amended and Restated Equity Plan equals 750,000, all of which may be subject to incentive stock option treatment. The Current Plan reserves 750,000 shares of our common stock, of which 235,000 have been awarded. Following the merger and the reverse stock split, the Current Plan will reserve only 375,000 shares of our common stock, of which 190,000 have been awarded. Accordingly, the Amended and Restated Equity Plan proposes to increase the number of common shares reserved under the Amended and Restated Equity Plan by 375,000 to 750,000, with 560,000 remaining available for issuance.

The maximum aggregate number of common shares that may be issued pursuant to all awards under the Amended and Restated Equity Plan shall increase annually on the first day of each fiscal year following the adoption of the Amended and Restated Equity Plan by the number of common shares equal to the lesser of (i) three percent of the total issued and outstanding common shares on the first day of such fiscal year, or (ii) such lesser amount determined by our board of directors.

Adjustments or Changes in Capitalization.   In the event of any change in the outstanding common shares by reason of a stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction that affects our common stock, the aggregate number of shares of common stock available under the Amended and Restated Equity Plan or subject to outstanding awards (including the exercise price of any awards) shall be adjusted as our board of directors deems necessary or appropriate.

Incentive Awards.   The Amended and Restated Equity Plan authorizes stock options, SARs, restricted stock, restricted stock units, performance-based awards, as well as other awards (described in the Amended and Restated Equity Plan) that are responsive to changing developments in management compensation. The Amended and Restated Equity Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Option.   A stock option is the right to purchase common shares at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option, or ISO, or a nonstatutory stock option, or NSO. ISO benefits are taxed differently from NSOs, as described under “—Federal Income Tax Treatment of Awards under the Amended and Restated Equity Plan,'' below. ISOs also are subject to more restrictive terms and are limited in amount by the Code and the Amended and Restated Equity Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by our Board of Directors.

SARs.   A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a common share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by our board of directors at the time of grant of the SAR but will not be less than the fair market value of a share on the date of grant. SARs may be granted in connection with other awards or independently.

Restricted Stock.   A restricted stock award is typically for a fixed number of common shares subject to restrictions. Our board of directors specifies the price, if any, the participant must pay for such shares and the restrictions (which may include, for example, continued service and/or performance standards) imposed on such shares. A stock bonus may be granted by our board of directors to any eligible person to reward exceptional or special services, contributions or achievements in the manner and on such terms and conditions (including any restrictions on such shares) as determined from time to time by our board of directors. The number of shares so awarded shall be determined by our board of directors and may be granted independently or in lieu of a cash bonus.

Restricted Stock Units.   A restricted stock unit is similar to a SAR except that it entitles the recipient to receive an amount equal to the fair market value of a common share.

Performance-Based Awards.   Our board of directors may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award. In order to qualify as performance-based compensation, the performance objective(s) used for the performance-based award must be from the list of performance objectives set forth in the Amended and Restated Equity Plan. The performance objectives set forth in the Amended and Restated Equity Plan are: interest income and expense; net earnings or net income; net interest margin; efficiency ratio; reduction in non-accrual loans and non-interest expense; growth in non-interest income and ratios to earnings assets; net revenue growth and ratio to earning assets; capital ratios; asset or liability interest rate sensitivity and gap; effective tax rate; deposit growth and composition; liquidity management; securities portfolio (value, yield, spread, maturity, or duration); asset growth and composition (loans, securities); non-interest income (e.g., fees, premiums and commissions, loans, wealth management, treasury management, insurance, funds management) and expense; overhead ratios, productivity ratios; credit quality measures; return on assets; return on equity; economic value of equity; compliance and CAMELS or other regulatory ratings; internal controls; enterprise risk measures (e.g., interest rate, loan concentrations, portfolio composition, credit quality, operational measures, compliance ratings, balance sheet, liquidity, insurance); volume in production or loans; non-performing asset or non-performing loan levels or ratios or loan delinquency levels; provision for loan losses or net charge-offs; cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; profit margin; earnings per share; operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s stock; return on investment; equity or shareholder’ equity; market share; inventory levels, inventory turn or shrinkage; customer satisfaction; or total shareholder return. Our board of directors may select any number of performance objectives from this list of performance objectives when establishing the performance measures of a performance-based award, but such objectives must be set no later than 90 days after the beginning of the applicable performance period. The Amended and Restated Equity Plan allows performance objectives to be described in terms of objectives that are related to an individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of company performance (or performance of the applicable subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

Acceleration of Awards; Possible Early Termination of Awards.   Upon a change in control of our Company, outstanding awards under the Amended and Restated Equity Plan will be assumed or substituted on the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or SARs, will become immediately exercisable. For this purpose, a change in control is defined to include certain changes in the majority of our board of directors, the sale of all or substantially all of our Company’s assets, and the consummation of certain mergers or consolidations.

Transfer Restrictions.   Subject to certain exceptions, awards under the Amended and Restated Equity Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by him or her.

Termination of or Changes to the Amended and Restated Equity Plan.   Our board of directors may amend or terminate the Amended and Restated Equity Plan at any time and in any manner. Unless required by applicable law or listing agency rule, stockholder approval for any amendment will not be required. Unless previously terminated by our board of directors, the Amended and Restated Equity Plan will terminate on March 27, 2029. Generally speaking, outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the Amended and Restated Equity Plan

Federal income tax consequences (subject to change) relating to awards under the Amended and Restated Equity Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For NSOs, the Company is generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, our Company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the Amended and Restated Equity Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. Our Company will generally have a corresponding deduction at the time the participant recognizes income. However, as for those awards subject to ISO treatment, our Company would generally have no corresponding compensation deduction.

Tectonic Holdings, LLC 2017 Equity Incentive Plan

The Tectonic Holdings, LLC 2017 Equity Incentive Plan was approved by the board of managers of Tectonic Services, or the Manager, on May 12, 2017. As of December 31, 2018, there were options to acquire 145,000 Tectonic Holdings common units outstanding. As a result of the merger, each option to acquire one Tectonic Holdings common unit outstanding immediately prior to the effective time of the merger will be converted into an option to acquire one share of Tectonic Financial common stock at the same exercise price and will be governed by the terms and conditions of the Amended and Restated Equity Plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth our outstanding equity awards as of December 31, 2018:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
A. Haag Sherman	—	—		$—	—	—	—

Patrick Howard	—	50,000	(1)	$2.15		—	—
		50,000	(2)	$2.15
		50,000	(3)	$3.55
		50,000	(4)	$3.55

Ken Bramlage	—	20,000		$2.15		—	—
(1)	These Tectonic Financial stock options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020.
(2)	These Tectonic Financial stock options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021.
(3)	These Tectonic Holdings common unit options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020.
(4)	These Tectonic Holdings common unit options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021.

Potential Payments Upon a Termination of Employment or a Change in Control

Below we have described the severance and other change in control benefits to which Mr. Howard and Mr. Bramlage would be entitled upon a termination of employment and in connection with certain terminations of their employment or a change in control.

Severance.  If we terminate Mr. Sherman’s employment for any reason other than for “cause” (as defined in each respective employment agreement), or the executive terminates his employment for “good reason” (as defined in each respective employment agreement), the executive shall be entitled to (A) receive base salary through the date of such termination, (B) pay in lieu of any unused vacation in accordance with our normal practice, (C) any health benefits to which the executive is receiving immediately prior to such termination at the same expense as other employees for such selected employee benefit plans and programs for a period of 24 months (unless otherwise covered by another plan), and (D) a severance payment to be paid in 24 equal monthly installments, which equals an amount of cash equal to two times the sum of (x) the executive’s base salary at the time of termination, (y) the average annual bonus (excluding change of control payments) paid to the executive with respect to each of the three prior fiscal years, plus (z) a pro-rated annual bonus for the year in which the executive’s employment terminates. All of the amounts and benefits described above are conditioned upon the executive executing a general release and waiver of claims in a form provided by us at the time of termination.

If we terminate Mr. Howard’s employment for any reason other than for “cause,” or the executive terminates his employment for “good reason,” the executive shall be entitled to (A) receive base salary through the date of such termination, (B) pay in lieu of any unused vacation in accordance with our normal practice, (C) any health benefits to which the executive is receiving immediately prior to such termination at the same expense as other employees for such selected employee benefit plans and programs for a period of 24 months (unless otherwise covered by another plan), and (D) a severance payment to be paid in 24 equal monthly installments, which equals an amount of cash equal to two times the sum of (x) the executive’s base salary at the time of termination, (y) the average annual bonus (excluding change of control payments) paid to the executive with respect to each of the three prior fiscal years, plus (z) a pro-rated annual bonus for the year in which the executive’s employment terminates. All of the amounts and benefits described above are conditioned upon the executive executing a general release and waiver of claims in a form provided by us at the time of termination.

If we terminate Mr. Bramlage’s employment for any reason other than for “cause,” or the executive terminates his employment for “good reason,” the executive shall be entitled to (A) receive base salary through the date of such termination, (B) pay in lieu of any unused vacation in accordance with our normal practice, (C) any health benefits to which the executive is receiving immediately prior to such termination at the same expense as other employees for such selected employee benefit plans and programs for a period of 12 months (unless otherwise covered by another plan), and (D) a severance payment to be paid in 12 equal monthly installments, which equals an amount of cash equal to the sum of (x) the executive’s base salary at the time of termination, (y) the average annual bonus (excluding change of control payments) paid to the executive with respect to each of the three prior fiscal years, plus (z) a pro-rated annual bonus for the year in which the executive’s employment terminates. All of the amounts and benefits described above are conditioned upon the executive executing a general release and waiver of claims in a form provided by us at the time of termination.

Change in Control.  Subject to the terms of the respective employment agreements, in the event of a change in control (as defined in the respective employment agreement of Messrs. Howard and Bramlage), Mr. Howard will be eligible to receive a cash lump sum payment equal to 2.99 times his base amount (as defined in Section 280G(b)(3) of the Code) payable by us within 30 days upon a change in control or under such other terms as may be mutually agreed, and Mr. Bramlage will be eligible to receive a cash lump sum payment equal to 1.0 times his base amount payable by us within 30 days upon a change in control or under such other terms as may be mutually agreed. In the event that the executive is also entitled to any of the severance payments and benefits discussed above, any change in control will be offset by such amount.

Director Compensation

The following table shows compensation paid to our directors during 2018. Non-employee directors received a fee of $1,000 per meeting paid in cash, as well as the following committee meeting fees: $250 per audit committee meeting, $250 per ALCO committee meeting, $250 per technology committee meeting, $250 per trust committee meeting, $125 per loan committee meeting, $125 per executive committee meeting and $125 per compensation committee meeting, all paid in cash.

	Fees Earned or Paid in Cash(1)	Stock/Option Awards(2)	Total
George L. Ball*	$—	$—	$—
Craig Barnes**	—	—	—
Darrell W. Cain*	—	—	—
Steven B. Clapp	12,750	—	12,750
Patrick Howard	—	—	—
Steve Jones**	—	—	—
Eric Langford	16,125	—	16,125
Thomas McDougal	14,250	—	14,250
Thomas R. Sanders	14,500	—	14,500
A. Haag Sherman	—	—	—
Daniel C. Wicker	16,375	—	16,375
(1)	This column represents fees paid in cash for serving on the board of directors of the Bank. No fees were paid in connection with board or committee meetings of Tectonic Financial.
(2)	No stock/option awards were made to the directors during 2018.
*	Appointed to our board of directors on October 25, 2018.
**	Resigned from our board of directors on October 25, 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Person Transactions

Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include the Affiliates Act and the Federal Reserve’s Regulation W (which governs certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and NASDAQ concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. In determining whether to approve a related person transaction, that committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interest for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2016, and each proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member, of or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Other Transactions

Tectonic Financial. The following are related party agreements and transactions to which Tectonic Financial and/or any of its subsidiaries (the Bank or T Bancshares) are a party and which are discussed in the next section.

•	Shared Services Agreement. Pursuant to a shared services agreement, Tectonic Financial provides certain administrative services on behalf of Tectonic Holdings, its affiliate, and is reimbursed by Tectonic Holdings for such costs on a quarterly basis. Fees received totaled $293,831 and $218,813 for the years ended December 31, 2018 and 2017, respectively. Tectonic Holdings had $111,274 and $218,813 in fees payable under this agreement as of December 31, 2018 and 2017, respectively. In management’s opinion, the fees received adequately compensated Tectonic Financial at a market rate for the services provided.
•	Investment Advisory Agreement. The Amended and Restated Investment Advisory Agreement, or the Tectonic Advisors Agreement, was made and entered into as of May 14, 2015 by and between the Bank and Tectonic Advisors. Pursuant to this agreement, Tectonic Advisors provides investment advisory services in the management of $1.2 billion of collective investment funds on which the Bank serves as fiduciary, or the Bank’s CIFs, in exchange for an annual fee of 54 basis points (payable monthly) based on the average daily valuation of the assets held in the Bank’s common pooled funds for the preceding month. Under the Tectonic Advisors Agreement, each party agrees to preserve one another’s business relationships with their respective clients and agrees not to solicit or otherwise encourage clients to change service providers with respect to the services provided to such clients by one another. The Tectonic Advisors Agreement expires on December 1, 2022. Under this agreement, Tectonic Advisors earned $4,459,238, $4,380,340 and $3,831,201 during the years ended December 31,

2018, 2017 and 2016, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of operations. Tectonic Advisors had $548,784, $579,491 and $521,876 in fees receivable under this agreement as of December 31, 2018, 2017 and 2016, respectively. The predecessor to this agreement was originally entered into in April 2006 and has been amended, with the current version of the Tectonic Advisors Agreement being in place since May 2015.

•	Cain Watters Services Agreement. Darrell W. Cain, the founder of Cain Watters, was a co-founder of T Bancshares, the predecessor, and served on the board of directors of T Bancshares when it was founded in 2003. At his request, the Bank established the trust department to serve clients of Cain Watters, which was accomplished in 2006. Since that time, the Bank has served as a fiduciary and custodian on behalf of clients referred by Cain Watters and, given the importance of this strategic relationship for both parties, partners of Cain Watters currently occupy four board seats of the Company and own approximately 31.14% of the issued and outstanding common stock of the Company. Notwithstanding the foregoing, the Company and Cain Watters have sought to have their relationship, as it relates to the trust services provided by the Bank, to be defined by an agreement. The Cain Watters – T Bank Agreement, or the Cain Watters Services Agreement, was entered into as of August 23, 2012 by and between the Bank and Cain Watters. With respect to persons who have appointed Cain Watters as their investment advisor, and have chosen to appoint the Bank as a fiduciary or custodian with respect to certain of such client’s assets and who have opened an account with the Bank, Cain Watters (i) consults with such clients regarding their investment objectives, (ii) assists in developing the client’s investment policy statement, (iii) makes recommendations about asset allocation, and (iv) assists in opening account agreements and sends such agreements to the Bank. Under this agreement, each party agrees to preserve one another’s business relationships with their respective clients, including mutual clients, and agrees not to solicit or otherwise encourage clients to change service providers with respect to the services provided to such clients by one another. This provision includes Cain Watters’ best efforts to preserve the Bank’s business relationships with clients of Cain Watters with respect to the Bank CIFs. This agreement expires on December 1, 2022. The Cain Watters Service Agreement can be terminated earlier, among other events, upon the termination of the Tectonic Advisors Agreement, which can be terminated upon (among other things) a change of control of the Bank. No fee is payable under this agreement. The predecessor to this agreement was originally entered into in April 2006 and has been amended, with the current version being in place since May 2015.

Tectonic Holdings. The following are related party agreements and transactions to which Tectonic Holdings and/or each of its subsidiaries (Tectonic Advisors, Sanders Morris, HWG and/or Miller-Green) are a party and which are not previously described in the preceding section.

•	Guarantees by Affiliates. In May 2017, Tectonic, along with Tectonic Advisors and Sanders Morris, guaranteed a bank stock loan of T Bancshares, a subsidiary of Tectonic Financial, with The Independent BankersBank, N.A., or TIB, in the amount of $12,000,000 related to the acquisition of T Bancshares and the Bank by Tectonic Financial, or the Guarantee. The bank stock loan bears interest at Prime plus 0.75%, adjusting daily. The Guarantee matures, along with the bank stock loan, on May 11, 2020. As of December 31, 2018, having refinanced a portion of this debt through other facilities, the outstanding amount under this facility was approximately $1.9 million. T Bancshares was in compliance with all covenants under the loan agreement as of December 31, 2018, and no claims have been made under the Guarantee. Tectonic Holdings, Tectonic Advisors and Sanders Morris were released from the Guarantee in early 2018. Neither Tectonic Holdings nor its subsidiaries guaranteed the facilities through which this bank stock loan was refinanced.
•	Related Party Loan. Tectonic Advisors has an unsecured note payable with DCFH, an entity which has as its general partner a corporation owned by Darrell W. Cain, Chairman of Tectonic Holdings, one of the members of the board of Tectonic Services, the Manager of Tectonic Holdings. As of December 31, 2016, the loan bore interest at 18% and had a maturity date of June 30, 2020. On January 1, 2017, Tectonic Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months (with interest paid in kind and added to principal), after which the interest rate changed to 10% for the remaining 54 months, during which interest of $66,948 is remitted monthly. The loan matures on December 31, 2021. For the years ended December 31, 2018, 2017 and

2016, Tectonic Advisors incurred interest of $803,381, $1,082,880 and $852,135, respectively. There was no accrued interest balance as of December 31, 2018 and 2017, and accrued interest was $2,618,537 as of December 31, 2016. As of December 31, 2018, 2017 and 2016, the balance on Tectonic Advisors’ note payable was $8,033,812, $8,033,812 and $7,352,622 (including accrued but unpaid interest thereon), respectively. In connection with the merger and this offering, the principal amount outstanding under this note will be converted to noncumulative, perpetual preferred stock of Tectonic Financial, which would be redeemable by Tectonic Financial after five years.

•	Due Diligence Agreement. On February 15, 2006, III:I Financial Management Research, L.P. (since renamed Tectonic Advisors) and Cain Watters entered into an agreement pursuant to which Tectonic Advisors would provide the following services to Cain Watters: (a) research on investments and securities, (b) asset selection and allocation analysis, (c) due diligence on asset management companies and managers, (d) research on long and short-term prospects for investments in all markets and in all forms, (e) capital market analysis, (f) research on anticipated national and global economic issues and outlooks, (g) research on the economic environment, investments and securities of other countries, (h) assistance in coordination, implementation, and management of investment solutions, (i) performance of a defined list of investment related “global services,” specifically for pension clients of Cain Watters and (j) certain other services. In addition, Tectonic Advisors provides certain reporting and other information. The fees paid under this agreement are set forth in the Support Services Agreement described below. The term of this agreement is through January 14, 2026, with automatic one-year renewals unless terminated by either party.
•	Support Services Agreement. The Support Services Agreement, dated February 5, 2015, or the Support Services Agreement, was entered into by and between Tectonic Advisors and Cain Watters. Pursuant to the Support Services Agreement, Cain Watters agreed to provide Tectonic Advisors with support services, including compliance, human resources, technology, accounting and other services. In addition, pursuant to the Support Services Agreement, the parties agreed to a global fee relationship covering services provided by Tectonic Advisors to Cain Watters’ assets, including those covered by the Due Diligence Agreement described above. In particular, the agreement provides for the following compensation to Tectonic Advisors: (a) 35 basis points of Cain Watters’ assets under management or (b) if Cain Watters’ revenues are less than 45 basis points on client assets, then Tectonic Advisors receives 77% of the combined asset management revenues of Cain Watters, subject to certain minimums for Cain Watters. Currently, Cain Watters’ revenues are higher than 45 basis points on client assets. The Support Services Agreement terminates on the dissolution or liquidation of either party. However, upon a change of control of Tectonic Advisors (either directly or indirectly), Cain Watters and Tectonic Advisors will negotiate an extension of the Support Services Agreement for a mutually agreeable length of time. During the years ended December 31, 2018, 2017 and 2016, Tectonic Advisors earned $1,401,079, $1,214,993 and $1,137,962, respectively, under the Support Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of operations. Tectonic Advisors had $198,302.42, $61,170 and $66,403 in fees receivable related to these services at December 31, 2018, 2017 and 2016, respectively.
•	Fee Allocation Agreement. In January 2006, Tectonic Advisors entered into an agreement with Cain Watters with reference to its advisory agreement with the Bank. Tectonic Advisors had $186,104, $179,260 and $162,549 payable to Cain Watters related to this agreement at December 31, 2018, 2017 and 2016, respectively, which are included in the accounts payable, related parties line items in the consolidated balance sheets.
•	Management Agreements. In February 2015, Tectonic Advisors entered into a management services agreement, or the Services-Advisors Management Services Agreement, with Tectonic Services. Tectonic Services is the managing member of Tectonic Holdings and each of its subsidiaries, including Tectonic Advisors. The owners of Tectonic Services together own approximately 70% of Tectonic Holdings. Under the Services-Advisors Management Agreement, Tectonic Advisors paid Tectonic Services $25,000 monthly for management services to assist Tectonic Advisors in conducting business operations and accomplishing strategic objectives. In February 2017, the Services-Advisors Management Agreement was amended to include Sanders Morris, HWG and Miller-Green (all subsidiaries of Tectonic Holdings). This agreement was again revised on October 1, 2017, or the Amended

Management Services Agreement. Under the Amended Management Services Agreement, Tectonic Advisors, Sanders Morris, HWG and Miller-Green paid $15,000, $4,000, $1,000, and $1,000 monthly, respectively, to Tectonic Services, and other amounts as agreed. During the years ended December 31, 2018, 2017 and 2016, the Company incurred $347,861, $320,785 and $325,000, respectively, under the Amended Management Services Agreement, which is included in other operating expenses in the consolidated statements of operations. There was $100,000 and $1,000 payable to Tectonic Services under these agreements as of December 31, 2018 and 2017, respectively, and no amount payable as of December 31, 2016. We anticipate that Tectonic Services will be dissolved in connection with the merger and this agreement will thus be terminated.

•	Corporate Guarantee. During September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by Community National Bank, or CNB, in Corsicana, Texas to III to I Greenville TC, LP, or Greenville TC. An equityholder of Tectonic Holdings, who is also a board member of the Board of Managers of Tectonic Services, is also a member in Greenville TC’s general partner. The outstanding balance under the loan as of December 31, 2016 was $4,851,979. The guarantee remained in effect until February 17, 2017, at which time the related debt was refinanced, and Tectonic Advisors was released from the guarantee.
•	CWA Insurance Contribution Agreement. During May 2015, Tectonic Holdings entered into an agreement with Cain Watters under which Cain Watters agrees to refer its clients to Tectonic Holdings, and through it, HWG, so that HWG may present insurance products and solutions for sale to clients of Cain Watters.

Recruitment Incentive Note Receivable. Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule. The amortization period for the notes receivable, related parties does not exceed three years. Notes receivable, related parties was $58,293, $120,662 and $0 as of December 31, 2018, 2017 and 2016, respectively.

Other Related Transactions. Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $66,072, $5,849 and $143,052, included within accounts receivable, related parties on the consolidated balance sheets as of December 31, 2018, 2017 and 2016, respectively. The majority of the balance as of December 31, 2016 relates to amounts due from Sanders Morris prior to its acquisition by Tectonic Holdings.

Directed Share Program

At our request, the underwriters have reserved up to 75,000 shares of the Series B preferred stock offered by this prospectus for sale, at the initial public offering price, to certain of our directors, officers and employees and other related persons of our company and its subsidiaries, including associated persons of our broker-dealer subsidiary, who have expressed an interest in purchasing the Series B preferred stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us or the Bank in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.

As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our capital stock as of March 1, 2019, and as adjusted to reflect the completion of the merger and this offering, for:

•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each shareholder who beneficially owns more than 5% of our common stock.

We have 85 shareholders of record. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name. Other than the directors and named executive officers and entities affiliated with such directors and named executive officers set forth in the table below, no person is known to us to be the beneficial owner of more than 5% of our outstanding common stock.

The percentage of beneficial ownership is based on (x) 6,570,000 shares of our common stock outstanding as of March 1, 2019, and (y) 6,568,750 shares of our common stock and 80,338 shares of Series A preferred stock outstanding on a pro forma basis after giving effect to the merger. No shares of Series B preferred stock will be outstanding prior to the completion of this offering. The table does not reflect any shares of Series B preferred stock that may be purchased in this offering by the individuals listed below.

Except as indicated below, the address for each shareholder listed in the table below is: 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

	Common Shares Beneficially Owned			Pro-Forma Common Shares Beneficially Owned(1)		Pro Forma Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number		Percentage	Number	Percentage	Number	Percentage
Directors and Named Executive Officers
George L. Ball	208,457		3.17%	208,457	3.12%	—	—
Darrell W. Cain(2)	215,100		3.27%	215,100	3.22%	80,338	100%
Steven B. “Brad” Clapp(2),(3)	215,100		3.27%	215,100	3.22%	—	—
Patrick Howard(4),(5)	100,500		1.51%	100,250	1.50%	—	—
Eric Langford(5)	500		*	250	*	—	—
Thomas McDougal(5)	500		*	250	*	—	—
Thomas R. Sanders	215,100		3.27%	215,100	3.22%	—	—
A. Haag Sherman(6)	2,151,000	(5)	32.74%	2,151,000	3.22%	—	—
Daniel C. Wicker	215,100		3.27%	215,100	3.22%	—	—
Ken Bramlage(7)	20,000		*	10,000	*	—	—
Directors and Executive Officers as a Group (10 Persons)(8)	3,341,357		49.95%	3,330,607	49.87%	80,338	100%
*	Represents beneficial ownership of less than 1%.
(1)	Shares of the Company’s common stock owned after giving effect to the merger.
(2)	All common shares are pledged to a third party bank under the terms of a loan agreement, which loan is current. The Series A preferred stock is held by DCFH. Mr. Cain is the President and sole shareholder of the general partner of DCFH, but does not hold a beneficial interest in DCFH, and is not entitled to compensation from DCFH or its general partner.
(3)	Includes 5,000 shares held in an IRA for the benefit of Mr. Clapp’s spouse.
(4)	Includes options covering 100,000 shares, 50,000 of which vest on the earlier of Mr. Howard’s termination by the Company without cause, a change in control or May 15, 2020 and 50,000 of which vest on the earlier of Mr. Howard’s termination by the Company without cause, a change in control or May 15, 2020.
(5)	500 of these shares are subject to a repurchase right by Tectonic Financial upon (i) the retirement of such individual as a director of the Bank, (ii) notice by either party of its desire to sell or repurchase the shares, as the case may be, or (iii) the filing of a bankruptcy petition affecting the director.

(6)	Includes 1,751,000 shares held by The Sherman 2018 Irrevocable Trust for which Mr. Sherman serves as trustee and 380,500 shares held by Sherman Tectonic FLP LP for which Mr. Sherman serves as the Chief Executive Officer of the general partner. Mr. Sherman has granted an option to certain other employees of Cain Watters to purchase from him or one of his affiliates up to 25,000 shares of our common stock at an exercise price of $2.15. In addition, Mr. Sherman granted the partners of Cain Watters an option to acquire Tectonic Holdings common units (which will be converted into an option to acquire Tectonic Financial common stock in connection with the merger), which vests in the event the revenues attributable to Cain Watters assets under management (after deducting any revenues paid by Tectonic Holdings to Cain Watters), or CWA Revenues, are greater than all other revenues of Tectonic Holdings, or Other Revenues, during the fourth quarter of 2021. In such event, Mr. Sherman will be obligated to sell a number of Tectonic Holdings common units equal to the Option Percentage multiplied by the number of Tectonic Holdings common units held by Mr. Sherman. The Option Percentage shall be calculated generally as Tectonic Holdings’ total revenues, less CWA Revenues less 50%, provided that the Option Percentage shall be a positive number. To the extent that there has been dilution since February 5, 2015, the Option Percentage shall be proportionately reduced by such dilution.
(7)	Includes options covering 20,000 shares, which vest on the earlier of Mr. Bramlage’s termination by the Company without cause, a charge in control or May 15, 2021.
(8)	Includes Mr. Howard’s and Mr. Bramlage’s options covering 120,000 shares, which are not vested.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our certificate of formation, certificates of designation and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of formation, certificates of designation and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

Our certificate of formation authorizes the issuance of up to 40,000,000 shares of voting common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, or non-voting common stock, and up to 10,000,000 shares of preferred stock, par value $0.01 per share, or preferred stock. As of December 31, 2018, we had 6,570,000 shares of our common stock issued and outstanding, and no shares of non-voting common stock or preferred stock outstanding. We have reserved 750,000 shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that are available for issuance under the Current Plan and proposed that 750,000 shares be reserved for issuance under the Amended and Restated Equity Plan.

Common Stock

Each share of common stock has the same rights, privileges and preferences as every other share of common stock, except as described below. There are no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors. Further, the agreements pursuant to which we borrow money and the regulations to which we are subject as a bank holding company may limit our ability to pay dividends or other distributions with respect to the common stock or non-voting common stock or to repurchase our capital stock. The board of directors has the discretion to determine the amount of dividends to be paid.

Liquidation and Dissolution. Upon any liquidation, dissolution or winding up of the Company, after the payment of all liabilities and of the liquidation preferences with respect to any issued and outstanding preferred shares, we will distribute our remaining assets to the holders of our voting common stock and non-voting common stock on a pro rata basis.

Voting Rights. Each holder of voting common stock is entitled to one vote per share on any issue requiring a vote. Holders of non-voting common stock will not have voting rights, except as required by applicable law. Shareholders may not cumulate their votes in the election of directors.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing. Our common stock is not listed or quoted on any securites exchange or other established public trading market.

Non-Voting Common Stock

We do not have any non-voting common stock outstanding as of the date of this prospectus. Pursuant to our certificate of formation, we reserve the right to issue one or more series of non-voting common stock, and our board of directors has the authority to fix the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, including, without limitation, voting rights, dividend rate, conversion rights, redemption price and liquidation preference, as may be permitted by the TBOC, to fix the number of shares constituting any series and to increase or decrease the number of shares of any series (but not below the number of shares of such series then outstanding).

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their common stock over our then-market price.

Preferred Stock

Our certificate of formation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our amended and restated articles of incorporation) or decreased (but not below the number of shares thereof then outstanding) by resolution of the board of directors.

The terms of such preferred shares may adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, our common stock or other series of preferred stock by providing superior rights or dilute the ownership of the holders of our common stock. Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then-market price.

We have designated two classes of preferred stock: Series A preferred stock, to be issued in the merger, and Series B preferred stock, to be issued in this offering.

Series A Preferred Stock

General. Upon consummation of the merger, there will be a face amount of $8,033,800 of Series A Preferred Stock issued and outstanding, representing 80,338 shares of Series A preferred stock issued and outstanding as of the date thereof.

Ranking. With respect to the payment of dividends and rights (including redemption rights) upon our liquidation, dissolution or winding up, the Series A preferred stock will rank (i) senior and prior to our common stock and any other class or series of preferred stock that by its terms is designated as ranking junior to the Series A preferred stock, (ii) pari passu with any additional series of preferred stock issued by the Company in the future that by its terms is designated as ranking equal to the Series A preferred stock or does not state it is junior or senior to the Series A preferred stock including, without limitation, the Series B preferred stock and (iii) junior to all our existing and future indebtedness and other liabilities and any class or series of preferred stock that is issued in the future and expressly designated as ranking senior to the Series A preferred stock (subject to any requisite consents prior to issuance).

The Series A preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase the Series A preferred stock.

Dividends. Holders of the Series A preferred stock will be entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $100 per share of Series A preferred stock, and no more, at a rate equal to 10% per annum, payable quarterly.

When, as, and if declared by our board of directors, we will pay cash dividends on the Series A preferred stock quarterly, in arrears, on January 1, April 1, July 1, and October 1 of each year, beginning on July 1, 2019. We will pay cash dividends to the holders of record of shares of the Series A preferred stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date is a day that is not a business day (as defined below), then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. A “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of Texas generally are authorized or required by law or other governmental actions to close.

We will calculate dividends on the Series A preferred stock on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A preferred stock will cease to accrue after the redemption date, as described below under “—Redemption.”

Dividends on the Series A preferred stock will not be cumulative or mandatory. If our board of directors does not declare a dividend on the Series A preferred stock for, or our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period, the holders will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series A preferred stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

So long as any share of Series A preferred stock remains outstanding, subject to certain limited exceptions set forth in the certificate of designation, no dividends on our common stock or any junior securities nor shall shares of common stock or other junior securities be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, unless, in each case, the full dividends for the most recent Dividend Period on all outstanding shares of Series A preferred stock, parity securities and senior securities have been paid or declared and a sum sufficient for the payment thereof has been set aside.

Liquidation. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of the Series A preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, an amount equal to a liquidation preference of $100 per share, plus the sum of the accrued dividend (whether or not declared) for the then current Dividend Period in which the payment is made to the date of such liquidation distribution.

Distributions will be made only to the extent that our assets are available, subject to the rights of creditors of the Company and holders of any securities ranking senior to the Series A preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series A preferred stock and all Parity Stock, then we will distribute our assets to those holders ratably in proportion to the full distributions to which they would otherwise have received.

Our merger or consolidation with or into any other entity or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a liquidation, dissolution or winding up.

Maturity. The Series A preferred stock is perpetual unless or redeemed in accordance with the certificate of designation.

Redemption. Holders of the Series A preferred stock will have no right to require us to redeem or repurchase the Series A preferred stock and such shares are not subject to any sinking fund or similar obligation. Upon not less than 30 nor more than 60 days notice, the Series A preferred stock shall be redeemable at our option, in whole or in part, on any Dividend Payment Date on or after July 1, 2024, at a redemption price of $100 per share, plus any declared and unpaid dividends, to, but excluding, the date fixed for redemption, subject to any requisite regulatory approvals. If less than all of the outstanding shares of the Series A preferred stock are to be redeemed at our option, the total number of shares to be redeemed in such redemption shall be determined by the board of directors, and the shares to be redeemed shall be allocated pro rata or by lot as may be determined by the board of directors or by such other method as the board of directors may approve and deem fair and appropriate. In addition, we may redeem the Series A preferred stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event (as defined in “Description of Series B Preferred Stock—Redemption—Redemption Following a Regulatory Capital Treatment Event”), subject to the approval of the appropriate federal banking agency, at a redemption price of $100 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption.

Conversion. Holders of Series A preferred stock shall have no right to convert their shares of Series A preferred stock into shares of common stock.

Voting Rights. Except as indicated below or otherwise required by law, the holders of Series A preferred stock do not have any voting rights. Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least 66 2∕3% of the outstanding shares of the Series A preferred stock will be necessary for authorizing the issuance of any senior securities, adversely affecting the powers, preferences, rights, privileges, qualifications, limitations and restrictions of the Series A preferred stock or consummating a merger or other business combination, subject to certain exceptions. Notwithstanding the foregoing, we may, without the consent or sanction of the holders of Series A preferred stock, (i) authorize or issue capital stock of the Company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, senior to, on a parity with or junior to the Series A preferred stock and (ii) amend our certificate of formation to increase the number of authorized shares of preferred stock.

Series B Preferred Stock

See “Description of Series B Preferred Stock.”

Anti-Takeover Considerations and Special Provisions of Our Certificate of Formation, Bylaws and Texas Law

Certain provisions of our certificate of formation and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. As of December 31, 2018, we had 33,430,000 shares of authorized but unissued shares of voting common stock. We also have 20,000,000 shares of authorized but unissued shares of non-voting common stock and 10,000,000 shares of authorized but unissued shares of preferred stock. Our board of directors may authorize the issuance of one or more series of non-voting common stock or preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our certificate of formation provides that, except as otherwise required by the TBOC, special meetings of shareholders may be called by the Chairman of the Board or a majority of the board of directors, and shall be called by the Chairman of the Board at the request in writing of holders of not less than 20% of all shares entitled to vote at the meeting.

Advance Notice Provisions. Our bylaws include specific advance notice procedures for shareholder proposals, including proposed nominations for directors, to be brought at an annual or special meeting of shareholders. For instance, in the case of an annual meeting of shareholders, a shareholder’s notice must generally be delivered not earlier than 120 days and not later than 90 days prior to the first anniversary of the prior year’s annual meeting. For proposals regarding director nominations, a shareholder’s notice must be received not earlier than 150 and not later than 120 days prior to the first anniversary of the prior year’s annual meeting.

Filling of Board Vacancies. Any vacancy occurring in the board of directors may be filled by a majority of the directors then in office, though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and will hold office until such director’s successor has been elected and qualified or until such director’s earlier death, resignation or removal.

Amendment of the Bylaws or Adoption of New Bylaws. Our bylaws may be amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the directors present at a meeting at which quorum is present, without approval of our shareholders. Accordingly, our board of directors could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions. Our certificate of formation provides for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least two-thirds of the voting power of all outstanding capital stock entitled to vote thereon.

Limitation of Liability and Indemnification. Our certificate of formation provides that no director of the Company will be liable to the Company or its shareholders for monetary damages for an act or omission in their capacity as a director except for when a director is found liable for: (i) a breach of duty of loyalty to the Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the Company of an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s officer; or (iv) an act or omission for which the liability of the director is expressly provided by an applicable law.

Our certificate of formation and bylaws also provide, among other things, for mandatory indemnification of a director or officer of the Company who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director or officer of the Company. The Company will indemnify such a person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent permitted under the TBOC. The Company may also choose to indemnify an employee or agent of the Company who has been successful on the merits of such an action against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with defense against that action.

Exclusive Forum. Our bylaws provide that the U.S. District Court for the Northern District of Texas, Dallas Division, or, in the event such court lacks jurisdiction, the District Courts of the County of Dallas, is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty and any action asserting a claim pursuant to the TBOC, our certificate of formation, our bylaws or under the internal affairs doctrine.

The foregoing is qualified in its entirety by reference to our certificate of formation and bylaws, both of which are on file with the SEC.

Federal Banking Law. The BHC Act generally prohibits any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. For purposes of this law, “control” generally means ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of any class of our voting securities. The CBCA prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company after completion of the offering, could constitute acquisition of control of the bank holding company.

The foregoing provisions of federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our Company or other changes in our management.

Transfer Agent

The Company’s transfer agent is Broadridge Corporate Issuer Solutions, Inc., or Broadridge.

DESCRIPTION OF SERIES B PREFERRED STOCK

The following is a summary of the material rights of the Series B preferred stock and related provisions of our certificate of formation and bylaws. The following description of the Series B preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of formation and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

General

The certificate of formation authorizes us to issue 10,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and our board of directors is authorized to fix the number of shares of each series and determine the designations and the powers, preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of any such series. In connection with the merger, we will issue 80,338 shares of the Series A preferred stock. We intend to use a portion of the proceeds from this offering to offer to repurchase the Series A preferred stock. DCFH, as the sole holder of the Series A preferred stock, will be under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept our repurchase offer given the current interest rate on the Series A preferred stock.

The “      % Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock” will be designated as one series of our authorized preferred stock. The Series B preferred stock, upon issuance against full payment of the purchase price, will be fully paid and nonassessable. We may from time to time, without notice to or the consent of holders of the Series B preferred stock, issue additional shares of Series B preferred stock, provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series B preferred stock.

Ranking

With respect to the payment of dividends and rights (including redemption rights) upon our liquidation, dissolution or winding up, the Series B preferred stock will rank (i) senior and prior to our common stock and any other class or series of preferred stock that by its terms is designated as ranking junior to the Series B preferred stock, (ii) pari passu with all existing and future series of preferred stock that by its terms is designated as ranking equal to the Series B preferred stock or does not state it is junior or senior to the Series B preferred stock including, without limitation, the Series A preferred stock and (iii) junior to all our existing and future indebtedness and other liabilities and any class or series of preferred stock that is expressly designated as ranking senior to the Series B preferred stock (subject to any requisite consents prior to issuance).

Dividends

Holders of the Series B preferred stock will be entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10.00 per share of Series B preferred stock, and no more, at a rate equal to       % per annum, for each quarterly Dividend Period occurring from, and including, the original issue date of the Series B preferred stock to, but excluding,       , 2024, or the Fixed Rate Period, and thereafter, three-month LIBOR (as defined below) plus a spread of        basis points per annum, for each quarterly Dividend Period beginning       , 2024, or the Floating Rate Period. A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the issue date of the shares of Series B preferred stock to, but excluding, the next succeeding Dividend Payment Date. References to the “accrual” of dividends in this prospectus refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

When, as, and if declared by our board of directors, we will pay cash dividends on the Series B preferred stock quarterly, in arrears, on January 1, April 1, July 1, and October 1 of each year, or each such date, a Dividend Payment Date, beginning on       , 2019. We will pay cash dividends to the holders of record of shares of the Series B preferred stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date on or prior to       , 2024 is a day that is not a business day (as defined below), then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. If any Dividend Payment Date after       , 2024 is a day that is not a business day, then the Dividend Payment Date will be the immediately succeeding business day unless such day falls in the next calendar month, in which case the Dividend Payment Date will instead be the immediately preceding day that is a business day, and dividends will accrue to the Dividend Payment Date as so adjusted. A “business day” for the Fixed Rate Period means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation, or executive order to be closed. A “business day” for the Floating Rate Period means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation, or executive order to be closed, and additionally, is a London banking day (as defined below).

We will calculate dividends on the Series B preferred stock for the Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. We will calculate dividends on the Series B preferred stock for the Floating Rate Period on the basis of the actual number of days in a Dividend Period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series B preferred stock will cease to accrue after the redemption date, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series B preferred stock called for redemption.

Although we intend to pay dividends on the Series B preferred stock, dividends on the Series B preferred stock will not be cumulative or mandatory. If our board of directors does not declare a dividend on the Series B preferred stock, or our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period, the holders will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series B preferred stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

Dividends on the Series B preferred stock will accrue from the original issue date at the then-applicable dividend rate on the liquidation preference amount of $10.00 per share. If we issue additional shares of the Series B preferred stock, dividends on those additional shares will accrue from the original issue date of those additional shares at the then-applicable dividend rate.

The dividend rate for each Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Dividend Period, which date is the “dividend determination date” for the relevant Dividend Period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Once the dividend rate for the Series B preferred stock is determined, the calculation agent will deliver that information to us and the transfer agent for us. Absent manifest error, the calculation agent's determination of the dividend rate for a Dividend Period for the Series B preferred stock will be final. A “London banking day” is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three month period, as that rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant dividend determination date. In the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.

If no offered rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, in consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of a single transaction at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent in consultation with us will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable Dividend Period in an amount of at least $1,000,000, that is representative of a single transaction at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

Notwithstanding the paragraph immediately above, if we, in our sole discretion, determine that three-month LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark for securities like the Series B preferred stock and we have notified the calculation agent of such determination, or a LIBOR event, then the calculation agent will use, as directed by us, as a substitute for three-month LIBOR for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, or the Alternative Rate. As part of such substitution, the calculation agent will, as directed by us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate. If we determine that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, we may, in our sole discretion, appoint an IFA to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA shall be binding on us, the calculation agent and the holders of the Series B preferred stock. If a LIBOR event has occurred, but for any reason an Alternative Rate has not been determined or we determine, in our sole discretion, that there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments or an IFA has not been appointed), three-month LIBOR for the next Dividend Period to which the determination date relates shall be three-month LIBOR as in effect for the then-current Dividend Period; provided that if this sentence is applicable with respect to the first Dividend Period in the Floating Rate Period, the dividend rate, business day convention and manner of calculating dividends applicable during the Fixed Rate Period shall remain in effect during the Floating Rate Period.

Priority Regarding Dividends

While any share of Series B preferred stock remains outstanding, unless the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series B preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside:

(1)	no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined below) (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);
(2)	no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3)	no shares of Parity Stock (as defined below) will be repurchased, redeemed or otherwise acquired for consideration by us (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B preferred stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for other Parity Stock or Junior Stock).

The foregoing limitations do not apply to purchases or acquisitions of our Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of our employment, severance, or consulting agreements) of ours or of any of our subsidiaries adopted before or after the date of this prospectus.

Except as provided below, while any share of Series B preferred stock remains outstanding, we will not declare, pay, or set aside for payment full dividends on any Parity Stock unless we have paid in full, or set aside payment in full, in respect of all declared and unpaid dividends (without regard to any undeclared dividends) for all Dividend Periods for outstanding shares of Series B preferred stock. To the extent that we declare dividends on the Series B preferred stock and on any Parity Stock but cannot make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of the Series B preferred stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of the Series B preferred stock and (1) in the case of cumulative Parity Stock the aggregate of the accrued and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared but unpaid dividends due on any such Parity Stock. No interest will be payable in respect of any dividend payment on Series B preferred stock that may be in arrears.

As used in this prospectus, “Junior Stock” means our common stock and any other class or series of our capital stock over which the Series B preferred stock has preference or priority in the payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up, and “Parity Stock” means any other class or series of our capital stock that ranks on a par with the Series B preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up, including without limitation, the Series A preferred stock.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors, may be declared and paid on our common stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series B preferred stock will not be entitled to participate in those dividends.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of the Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of our common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10.00 per share, plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends (without regard to any undeclared dividends) for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors, and creditors and subject to the rights of holders of any securities ranking senior to the Series B preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series B preferred stock and all Parity Stock, then we will distribute our assets to those holders ratably in proportion to the full liquidating distributions to which they would otherwise have received.

Our merger or consolidation with or into any other entity or by another entity with or into us or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a liquidation, dissolution or winding up. If we enter into any merger or consolidation transaction with or into any other entity and we are not the surviving entity in such transaction, the

Series B preferred stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series B preferred stock set forth in this prospectus.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series B preferred stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary's voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary's creditors, except to the extent that we are a creditor with recognized claims against that subsidiary. In addition, holders of the Series B preferred stock may be effectively subordinated to the claims of the U.S. Government against our banking subsidiaries in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

Conversion Rights

The Series B preferred stock is not convertible into or exchangeable for any other of our property, interests or securities.

Redemption

The Series B preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

The holders of the Series B preferred stock do not have the right to require the redemption or repurchase of the Series B preferred stock.

In addition, under the Federal Reserve risk-based capital rules applicable to bank holding companies, any redemption of the Series B preferred stock is subject to prior approval of the Federal Reserve.

Optional Redemption

We may redeem the Series B preferred stock, in whole or in part, at our option, on any Dividend Payment Date on or after       , 2024, with not less than 30 days' and not more than 60 days' notice, or Optional Redemption, subject to the approval of the appropriate federal banking agency, at the redemption price provided below. Dividends will not accrue on those shares of Series B preferred stock on and after the redemption date.

Redemption Following a Regulatory Capital Treatment Event

We may redeem the Series B preferred stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event (as defined below), subject to the approval of the appropriate federal banking agency, at the redemption price provided below, or Regulatory Event Redemption. A “Regulatory Capital Treatment Event” means a good faith determination by us that, as a result of any:

•	amendment to, clarification of, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series B preferred stock;
•	proposed change in the above laws or regulations that is announced or becomes effective after the initial issuance of the Series B preferred stock; or
•	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying the above laws or regulations that is announced or becomes effective after the initial issuance of the Series B preferred stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the Series B preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series B preferred stock is outstanding. Dividends will not accrue on the shares of the Series B preferred stock on and after the redemption date.

Redemption Price

The redemption price for any redemption of the Series B preferred stock, whether an Optional Redemption or Regulatory Event Redemption, will be equal to the amount of the liquidation preference of $10.00 per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Redemption Procedures

If we elect to redeem any shares of the Series B preferred stock, we will provide notice to the holders of record of the shares of the Series B preferred stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of the Series B preferred stock are held in book-entry form through DTC (as defined herein), we may give this notice in any manner permitted by DTC). Any notice given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of the Series B preferred stock designated for redemption will not affect the redemption of any other shares of the Series B preferred stock. Each notice of redemption shall state:

•	the redemption date;
•	the redemption price;
•	if fewer than all shares of the Series B preferred stock are to be redeemed, the number of shares of the Series B preferred stock to be redeemed; and
•	the manner in which holders of the Series B preferred stock called for redemption may obtain payment of the redemption price in respect of those shares.

If notice of redemption of any shares of the Series B preferred stock has been given and if the funds necessary for such redemption have been deposited by us in trust with a bank for the benefit of the holders of any shares of the Series B preferred stock so called for redemption, then from and after the redemption date such shares of the Series B preferred stock will no longer be deemed outstanding for any purpose, all dividends with respect to such shares of the Series B preferred stock shall cease to accrue after the redemption date and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the the Series B preferred stock at the time outstanding, the shares of the Series B preferred stock to be redeemed will be selected either pro rata or by lot or in such other manner as our board of directors determines to be fair and equitable and permitted by the rules of any stock exchange on which the the Series B preferred stock is listed. Subject to the provisions set forth in this prospectus, the board of directors will have the full power and authority to prescribe the terms and conditions upon which shares of the Series B preferred stock may be redeemed from time to time.

Voting Rights

Owners of the Series B preferred stock will not have any voting rights, except as set forth below, in the designation or as otherwise required by applicable law. To the extent that owners of the Series B preferred stock are entitled to vote, each holder of the Series B preferred stock will have one vote per share.

Whenever dividends payable on the the Series B preferred stock or any other class or series of preferred stock ranking equally with the the Series B preferred stock as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been designated and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods, or a Nonpayment, the holders of outstanding shares of the the Series B preferred stock voting as a class with holders of shares of any other series of our preferred stock ranking equally with the the Series B preferred stock as to payment of dividends, and upon which equivalent voting rights have been designated and are exercisable, or Voting Parity Stock, will be entitled to vote for the election of two additional directors to our board of directors on the terms set forth below (and to fill any vacancies in the terms of such directorships), or the Preferred Stock Directors. In the event that the holders of the shares of the Series B preferred stock are entitled to vote as described in this paragraph, the number of members of our board of directors at the time will be increased by two directors, and the holders of the the Series B preferred stock and Voting Parity Stock will have the right, as members of that class, as outlined above, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the the Series B preferred stock or any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for our next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of the Nasdaq Stock Market LLC (or any other exchange on which our securities may at such time be listed) with which “controlled companies” must comply, and provided further that at no time shall our board of directors include more than two Preferred Stock Directors.

When dividends on the Series B preferred stock have been declared and paid in full for the equivalent of at least four Dividend Periods following a Nonpayment, the voting rights described above will terminate, except as expressly provided by law.

Upon termination of the right of the holders of the Series B preferred stock and Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time by the holders of record of a majority of the outstanding shares of the Series B preferred stock (together with holders of any Voting Parity Stock) when they have the voting rights described in this prospectus. So long as a Nonpayment continues, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the director elected as described above who remains in office, or if none remains in office, by the vote of the holders of the Series B preferred stock (voting together as a single class with holders of any Voting Parity Stock) as described above to serve until the next annual meeting of shareholders.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the CBCA to acquire or retain 10% or more of that series.

While any shares of Series B preferred stock remain outstanding, we will not, without the affirmative vote or consent of holders of at least 66 2∕3% in voting power of the Series B preferred stock and any Voting Parity Stock, voting together as a class, authorize, create or issue any capital stock ranking senior to the Series B preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. While any shares of the Series B preferred stock remain outstanding, we will not, without the affirmative vote of the holders of at least 66 2∕3% in voting power of the Series B preferred stock, amend, alter or repeal any provision of the Designation or our certificate of formation, including by merger, consolidation or otherwise, so as to adversely affect the rights, powers or preferences of the Series B preferred stock.

Notwithstanding the foregoing, none of the following will be deemed to affect the rights, powers or preferences of the Series B preferred stock:

•	any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Series B preferred stock as to dividends or distribution of assets upon our liquidation, dissolution or winding up;
•	a merger or consolidation of us with or into another entity in which the shares of the Series B preferred stock remain outstanding; and

•	a merger or consolidation of us with or into another entity in which the shares of the Series B preferred stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have terms identical to the terms of the Series B preferred stock.

The foregoing voting rights of the holders of the Series B preferred stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of the Series B preferred stock shall have been redeemed or called for redemption upon proper notice and we shall have set aside sufficient funds for the benefit of holders of the Series B preferred stock to effect the redemption.

Transfer Agent and Registrar

Broadridge will be the transfer agent and registrar for the Series B preferred stock.

Calculation Agent

We will appoint a calculation agent for the Series B preferred stock prior to the commencement of the Floating Rate Period. The Company may appoint itself or an affiliate as the calculation agent.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there have been no shares of Series B preferred stock issued or outstanding and there has been no established trading market for the Series B preferred stock. Future sales of substantial amounts of the Series B preferred stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of the Series B preferred stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 1,500,000 shares of Series B preferred stock outstanding (or 1,725,000 shares if the underwriters exercise in full their option to purchase additional shares).

All of the 1,500,000 shares of Series B preferred stock to be sold in this offering (or 1,725,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, or Rule 144. Our outstanding shares of common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the United States only if they are registered for resale under the Securities Act or an exemption from registration is available.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

We will issue the Series B preferred stock under a book-entry system in the form of one or more global certificates or “global securities.” We will register the global securities in the name of Cede & Co., as a nominee for The Depository Trust Company, or DTC, or such other name as may be requested by an authorized representative of DTC. This means that we will not issue certificates to holders of Series B preferred stock. The global securities will be deposited with DTC, the depositary for the Series B preferred stock.

Following the issuance of the Series B preferred stock in book-entry only form, DTC will credit the accounts of its participants with the Series B preferred stock upon our instructions. DTC will thus be the only registered holder of the global securities representing the Series B preferred stock.

Global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global securities may be held through Euroclear and Clearstream, each as indirect participants in DTC. Transfers of beneficial interests in the global securities will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time. DTC has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with it. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants in DTC’s system include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system also is available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which we collectively call indirect participants. Persons that are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC has also advised us that, upon the issuance of the global securities evidencing the Series B preferred stock, it will credit, on its book-entry registration and transfer system, the Series B preferred stock evidenced thereby to the designated accounts of participants. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by DTC or its nominee (with respect to participants) and the records of participants and indirect participants (with respect to other owners of beneficial interests in the global securities).

Investors in the global securities that are participants may hold their interests therein directly through DTC. Investors in the global securities that are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system.

Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. All interests in a global security, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in global securities to certain purchasers. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants, the ability of a person having beneficial interests in a global security to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Series B preferred stock. We understand that, under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the global securities desires to give any consent or take any action under the terms of the Series B preferred stock, DTC or any successor depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of dividends, if any, distributions upon liquidation or other distributions with respect to the Series B preferred stock that are registered in the name of or held by DTC or any successor depositary or nominee will be payable to DTC or such successor depositary or nominee, as the case may be, in its capacity as registered holder of the global securities representing the Series B preferred stock. Consequently, neither we, nor any depositary, nor any agent of us or any such depositary will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We have been advised by DTC that its current practice, upon receipt of any payment of dividends, distributions upon liquidation or other distributions with respect to the global securities, is to credit participants’ accounts with payments on the payment date, unless DTC has reason to believe it will not receive payments on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the relevant security as shown on the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the global securities held through such participants and indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants or indirect participants, and will not be the responsibility of us, any depositary, nor any agent of us or of any such depositary. Neither we nor any such depositary or agent will be liable for any delay by DTC or by any participant or indirect participant in identifying the beneficial owners of the Series B preferred stock, and we and any such depositary or agent may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Cross market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global depositary receipts in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of Series B preferred stock only at the direction of one or more participants to whose account DTC has credited the interests in the global securities and only in respect of such portion of the aggregate amount of the Series B preferred stock as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we, nor any depositary, nor any agent of us or of any such depositary will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section, including any description of the operations and procedures of DTC, Euroclear and Clearstream, has been provided solely as a matter of convenience. We do not take any responsibility for the accuracy of this information, and this information is not intended to serve as a representation, warranty or contract modification of any kind. The operations and procedures of DTC, Euroclear and Clearstream are solely within the control of such settlement systems and are subject to changes by them. We urge investors to contact such systems or their participants directly to discuss these matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series B preferred stock. The following summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable U.S. federal income tax regulations promulgated under the Code, or the Treasury Regulations, and judicial opinions, published positions and other and administrative authority of the IRS as of the date hereof, all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will not take a position contrary to such statements and conclusions discussed below and that any position taken by the IRS would not be sustained.

This summary does not consider all tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws. This discussion addresses only U.S. federal income tax consequences and does not address the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income. Additionally, this summary does not address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, pension plans, grantor trusts, S corporations, tax-qualified retirement plans, any person subject to special accounting rules as a result of any items of gross income with respect to the Series B preferred stock being taken into account on an applicable financial statement, qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund), partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers or brokers in securities or foreign currencies, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, U.S. expatriates or former long-term residents of the United States or U.S. expatriated entities, U.S. persons (as defined below) whose functional currency is not the U.S. dollar, hybrid entities, those who are subject to the U.S. anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired the Series B preferred stock as compensation or otherwise in connection with the performance of services, persons deemed to sell the Series B preferred stock under the constructive sale provisions of the Code, or persons that will hold the Series B preferred stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor.

The summary is limited to holders who purchase the Series B preferred stock for cash in this offering at the offering price, and who hold the Series B preferred stock as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Series B preferred stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or treated as a partner in an entity or arrangement treated as a partnership holding the Series B preferred stock, you should consult your tax advisor as to the U.S. federal income tax consequences applicable to you.

For purposes of this discussion, the term “non-U.S. holder” or “you” means a beneficial owner (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) of our Series B preferred stock that is not a “U.S. person” (as defined below).

U.S. Holders

A “U.S. Holder” is any beneficial owner (other than a partnership or other pass-through entity of U.S. federal income tax purposes) of the Series B preferred stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States (including certain former citizens of the United States subject to U.S. tax as expatriates and long-term residents of the United States);

•	a corporation (or other entity that is taxable for U.S. federal income tax purposes as a corporation) created or organized in the U.S. or under the laws of the United States or of any State (or the District of Columbia);
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust: (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons as defined under Section 7701(a)(30) of the Code who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and has a valid election in effect under applicable Treasury Regulations to continue to be treated as a U.S. person.

Distributions to U.S. Holders on the Series B Preferred Stock

For U.S. federal income tax purposes, a distribution that we pay on the Series B preferred stock will be treated as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such dividend received by non-corporate holders with respect to the Series B preferred stock will generally represent “qualified dividend income” on the day actually or constructively received. Qualified dividend income is generally taxable at preferential rates applicable to long-term capital gains, provided that certain holding period requirements are met and certain other conditions are satisfied. Dividends received by a corporate U.S. Holder will generally be eligible for a dividends-received deduction under the Code for a designated percentage of the dividends received, provided that certain holding period and ownership requirements are met and certain other conditions are satisfied. U.S. Holders should consult their tax advisors regarding the availability to them of reduced tax rates or the dividends-received deduction in their particular circumstances.

To the extent that the amount of any distribution with respect to the Series B preferred stock exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such holder’s Series B preferred stock (resulting in a reduction in such holder’s adjusted tax basis in such holder’s Series B preferred stock), and, thereafter, as capital gain, which is treated as described under the caption “—Sale, Exchange or Redemption of Series B Preferred Stock by U.S. Holders” below.

Dividends received by U.S. Holders that exceed certain thresholds in relation to such holders’ tax basis and are paid within certain holding periods in the Series B preferred stock, could be characterized as “extraordinary dividends” (as defined in Section 1059 of the Code). Generally, a corporate U.S. Holder that receives an extraordinary dividend is required to reduce its tax basis in the Series B preferred stock by the portion of such dividend that is not taxed because of the dividends received deduction, and is required to recognize taxable gain to the extent such portion of the dividend exceeds the U.S. Holder’s tax basis in the Series B preferred stock. U.S. Holders who are individuals and who receive an “extraordinary dividend” would be required to treat any losses on the sale of the Series B preferred stock as long-term capital losses to the extent that the dividends received by them qualified for the reduced tax rate on qualified dividend income, as described above. U.S. Holders of Series B preferred stock should consult their own tax advisors with respect to the potential application of the “extraordinary dividend” rules to an investment in Series B preferred stock.

Sale, Exchange or Redemption of Series B Preferred Stock by U.S. Holders

A U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between the amount realized upon a taxable disposition and such holder’s adjusted tax basis in the Series B preferred stock sold or exchanged. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in his, her, or its Series B preferred stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A redemption of Series B preferred stock by a U.S. Holder for cash will be treated as a taxable event, either as a sale or exchange of the Series B preferred stock (taxable as described in the preceding paragraph) or as a distribution (taxable as described under the caption “Distributions to U.S. Holders on Series B Preferred Stock” above).

However, any amounts paid to satisfy unpaid dividends that were declared prior to redemption will be treated as a distribution on the Series B preferred stock (taxable as described under the caption “ Distributions to U.S. Holders on Series B Preferred Stock” above) and not as income paid in cancellation or redemption of the Series B preferred stock.

The redemption will be treated as a sale or exchange with respect to a U.S. Holder if it is treated, within the meaning of section 302(b) of the Code, as (1) a “complete termination” of the U.S. Holder’s stock interest in us, (2) “substantially disproportionate” with respect to the U.S. Holder, (3) a redemption of Series B preferred stock held by the U.S. Holder that results in our partial liquidation, provided the holder is a non-corporate U.S. Holder, or (4) not “essentially equivalent to a dividend” with respect to the U.S. Holder. In determining whether any of these tests have been met, stock considered to be owned by a U.S. Holder by reason of certain constructive ownership rules, as well as shares actually owned by such holder (including such holder’s ownership of other classes and series of our capital stock and any options (including stock purchase rights) to acquire any of the foregoing), must generally be taken into account. However, because the determination as to whether any of the alternative tests described above will be satisfied with respect to any particular U.S. Holder of Series B preferred stock will depend upon the facts and circumstances at the time that the determination must be made, prospective U.S. Holders of Series B preferred stock are advised to consult their own tax advisors regarding the tax treatment of a redemption.

If a redemption of Series B preferred stock of a U.S. Holder is treated as a distribution that is taxable as a sale or exchange, the U.S. Holder should consult such holder’s own tax advisor regarding the allocation of such holder’s tax basis between the redeemed Series B preferred stock and any remaining Series B preferred stock. If a redemption of Series B preferred stock does not satisfy one of the tests under section 302(b) of the Code as described above, the entire amount paid to the U.S. Holder will be treated as a distribution and will be taxable as described under the caption “Distributions to U.S. Holders on Series B Preferred Stock” above.

Non-U.S. Holders

A “non-U.S. Holder” is any beneficial owner of the Series B preferred stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions to Non-U.S. Holders on Series B Preferred Stock

Distributions of cash or property (other than certain stock distributions) with respect to the Series B preferred stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for U.S. federal income tax purposes. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will first be treated as a tax-free return of capital, on a share-by-share basis, reducing a non-U.S. Holder’s adjusted tax basis in the Series B preferred stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Series B Preferred Stock by Non-U.S. Holders” below. A non-U.S. Holder’s adjusted tax basis in a share of the Series B preferred stock is generally such holder’s purchase price for such share, reduced (but not below zero) by the amount, if any, of prior tax free returns of capital.

Dividends paid to a non-U.S. Holder with respect to the Series B preferred stock that are not “effectively connected” with the conduct of a trade or business within the United States by the non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of the dividend or at a lower rate if the non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

A non-U.S. Holder of the Series B preferred stock who wishes to claim the benefit of a lower treaty rate with respect to dividends paid to such holder must furnish to us or our paying agent:

•	a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form certifying, under penalties of perjury, such holder’s status as a non-U.S. person and such holder’s entitlement to the lower treaty rate with respect to such payments, and satisfy applicable certification and other requirements, including providing us with a U.S. taxpayer identification number, or

•	in the case of payments made outside of the United States to an offshore account (generally an account maintained by the non-U.S. Holder at an official branch of a bank or other financial institution at any location outside of the United States), other documentary evidence establishing such holder’s entitlement to the lower treaty rate in accordance with Treasury Regulations.

This certification must be provided to us or our paying agent prior to the payment to the non-U.S. Holder of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax under a tax treaty may obtain a refund of any amounts withheld in excess of that rate by timely filing an appropriate refund claim with the IRS.

If dividends paid to a non-U.S. Holder are “effectively connected” with such holder’s conduct of a trade or business within the United States, or, if required by a tax treaty, the dividends are attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the non-U.S. Holder maintains in the United States, the non-U.S. Holder is generally exempt from such withholding tax but will be taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if the non-U.S. Holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. In order to obtain the exemption from withholding tax, a non-U.S. Holder must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption.

We and our paying agent generally are not required to withhold tax from effectively connected dividends, provided that the non-U.S. Holder has furnished to us or our paying agent a valid IRS Form W-8ECI or other applicable IRS Form W-8 (or successor form) upon which the non-U.S. Holder represents, under penalties of perjury, that:

•	he, she or it is a non-U.S. person; and
•	the dividends are effectively connected with such holder’s conduct of a trade or business within the United States and are includible in such holder’s gross income.

Effectively connected dividends that a corporate non-U.S. Holder receives may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, or at a lower rate if the non-U.S. Holder is eligible for the benefits of an applicable income tax treaty.

Gain on Disposition of Shares of Series B Preferred Stock by Non-U.S. Holders

Subject to the discussions below regarding backup withholding and Foreign Account Tax Compliance Act, or FATCA, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other disposition (including a redemption that is treated as a disposition) of the Series B preferred stock unless (i) such holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, (ii) the gain is “effectively connected” with such holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or, in the case of a non-U.S. individual, a fixed base) that such holder maintains in the United States, if such permanent establishment or fixed base is required by an applicable income tax treaty as a condition to subjecting such holder to U.S. taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that such holder held shares of the Series B preferred stock, and certain other conditions are met.

A non-U.S. Holder described in (i) above will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale recognized in the taxable year of the disposition of the Series B preferred stock, which gain may be offset by certain U.S. source capital losses for the year, provided that such holder has timely filed U.S. federal income tax returns with respect to such losses, if any. For a non U.S. Holder described in (ii) above, net gain recognized on the sale generally will be subject to U.S. federal income tax at graduated U.S. federal income tax rates on a net income basis and in generally the same manner as if such holder were a U.S. person as defined in the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. Holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

With regard to (iii) above, although we have not made a determination, we believe that we are not currently and we do not expect to become a USRPHC in the foreseeable future. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we become a USRPHC, as long as the Series B preferred stock is and continues to be “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code), only a non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the (i) five-year period ending on the date of the disposition or (ii) such holder’s holding period for the Series B preferred stock, more than 5% of the Series B preferred stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of the Series B preferred stock as a result of our status as a USRPHC. If we were to become a USRPHC and either a non-U.S. Holder owned, actually or constructively, more than 5% of our Series B preferred stock during the relevant period, or Series B preferred stock was not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of the Series B preferred stock with respect to the gain recognized in the same manner as if such holder was a U.S. person as defined in the Code. Also, if the Series B preferred stock were no longer considered to be regularly traded on an established securities market, a 15% withholding tax would apply to the gross proceeds from such disposition unless the non-U.S. Holder is able to obtain a withholding certificate from the IRS reducing or eliminating the amount to be withheld, or otherwise qualifies for an exemption (such as in the case of certain nonrecognition transactions).

As discussed above in “Sale, Exchange or Redemption of Series B Preferred Stock by U.S. Holders,” certain redemptions may be treated as dividends for U.S. federal income tax purposes. See “Distributions to U.S. Holders on the Series B Preferred Stock”, above, for a discussion of the tax treatment of such redemptions. Furthermore, if a broker or other paying agent is unable to determine whether the redemption should be treated as a distribution, such paying agent may be required to withhold tax at a 30% rate on the full amount a Non-U.S. Holder receives (in which case, such holder may be eligible to obtain a refund of all or a portion of any tax).

Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership of the Series B preferred stock.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of the Series B preferred stock and the proceeds from the sale, exchange or redemption of Series B preferred stock that are paid to a U.S. Holder of Series B preferred stock within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a U.S. Holder of Series B preferred stock fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or is notified by the IRS of failure to fully report dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld from a U.S. Holder under the backup withholding rules will be applied as a credit against such holder’s U.S. federal income tax liability for the taxable year in which it is withheld, provided that the amount withheld is claimed in a timely manner with the IRS.

Non-U.S. Holders

Payments of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. Holder resides.

U.S. backup withholding generally will apply to payments of dividends to a non-U.S. Holder unless such holder furnishes to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds of a sale or other disposition of the Series B preferred stock within the U.S. or conducted through certain U.S.-related entities and financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless the non-U.S. Holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. Holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. Holder may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that such holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. Holder who is required to furnish information but does not do so in the proper manner.

Non-U.S. Holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

FATCA

Under Sections 1471 through 1474 of the Code and the regulations issued thereunder (commonly referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on the Series B preferred stock if paid to

•	a “foreign financial institution” (as defined under FATCA) which does not comply with certain due diligence and reporting obligations and/or which does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA withholding or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or
•	a “non-financial foreign entity” (as defined under FATCA) which does not comply with certain due diligence and reporting obligations and/or which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any).

FATCA may also apply to certain other non-U.S. entities, including in some cases when such foreign financial institution or non-financial foreign entity is acting as an intermediary.

On December 13, 2018, the IRS and the Treasury Department issued proposed regulations that provide certain guidance and relief from the regulatory burden associated with FATCA, or the Proposed Regulations. The Proposed Regulations provide that the gross proceeds from a disposition of stock, such as the Series B preferred stock, is no longer subject to the 30% federal withholding tax. With limited exceptions, the IRS and the Treasury Department provide that taxpayers can generally rely on the Proposed Regulations until final regulations are issued.

If a dividend payment is subject to withholding both under FATCA and the withholding tax rules discussed above under “Distributions to Non-U.S. Holders on Series B Preferred Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders of shares of the Series B preferred stock should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of the Series B preferred stock.

Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in the Series B preferred stock.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of the Series B preferred stock. If you are considering the purchase of shares of the Series B preferred stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of the Series B preferred stock, as well as the consequences to you arising under U.S. tax laws other than the U.S. federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of the Series B preferred stock by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or, collectively, Similar Laws, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement or, each, a Plan.

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Series B preferred stock of a portion of the assets of any Plan, a fiduciary should also determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the acquisition or holding of such Series B Preferred Stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•	whether the Plan will be considered to hold, as plan assets, (i) only such Series B preferred stock or (ii) an undivided interest in our underlying assets (please see the discussion under “-Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, absent an exemption. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of the Series B preferred stock by an ERISA Plan with respect to which we or any underwriter are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. The U.S. Department of Labor, or the DOL, has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the Series B preferred stock. These class exemptions include, without limitation, PTCE 84-14 regarding transactions determined by independent qualified professional asset managers, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 91-38 regarding bank collective investment funds, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and certain regulations, or the Plan Asset Regulations, promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless either (a) less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA, or the 25% Test, or (b) the entity is an “operating company,” as defined in the Plan Asset Regulations. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors,” excluding equity interest held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. The term “benefit plan investors” is generally defined to include employee benefit plans subject to Title I of ERISA or Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (e.g., an entity of which 25% or more of the value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under ERISA).

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. Our registration statement under the Securities Act is effective and we intend to register the Series B preferred stock under the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that the Series B preferred stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the Series B preferred stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to our investments, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, the Series B preferred stock should not be purchased or held by any person investing “plan assets” of any Plan unless the purchaser determines that such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

The sale of the Series B preferred stock to a Plan is in no respect a representation by us, the underwriters or any of our or their respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan. Accordingly, by the acquisition and holding of the Series B preferred stock, each purchaser and subsequent transferee of the Series B preferred stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Series B preferred stock constitutes assets of any Plan or (ii) the purchase and holding of the Series B preferred stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Series B preferred stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Series B preferred stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We and Sandler O’Neill & Partners, L.P., as representative of the underwriters named below, will enter into an underwriting agreement with respect to the shares of Series B preferred stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us, and we have agreed to sell, the number of shares of the Series B preferred stock set forth opposite its name in the table below.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Sanders Morris Harris LLC
American Capital Partners, LLC
Total

The underwriters are committed to purchase and pay for all such shares of Series B preferred stock if any are purchased.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 225,000 additional shares of Series B preferred stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of Series B preferred stock.

The underwriters propose to offer the shares of Series B preferred stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $          per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $          per share on sales to other dealers. After the public offering of the Series B preferred stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Series B preferred stock.

	Per Share	Total Without Exercise	Total With Full Exercise
Price to public	$10.00	$15,000,000	$17,250,000
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $1.2 million. We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, including, without limitation, legal fees and expenses, and marketing, syndication and travel and lodging expenses, which amount shall not exceed $450,000 in the aggregate.

The shares of Series B preferred stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at the representative’s discretion based on its assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Series B preferred stock in this offering if any are purchased, other than those shares covered by the purchase option described above. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

No Sales of Similar Securities. We have agreed, subject to certain exceptions, for a period of 30 days after the date of this prospectus, not to, without the prior written consent of the representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, or transfer, any shares of the Series B preferred stock or any securities that are substantially similar to our Series B preferred stock whether owned as of the date of the underwriting agreement or acquired after such date or with respect to which the Company has or thereafter acquires the power of disposition or files or caused to be filed any registration statement under the Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Series B preferred stock or such other securities, whether any such swap or transaction is to be settled by delivery of the Series B preferred stock or other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of Series B preferred stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Series B preferred stock while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares of Series B preferred stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of Series B preferred stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriters may close out any short position by exercising their purchase option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of Series B preferred stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the purchase option. If the underwriters sell more shares than could be covered by exercise of the purchase option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Series B preferred stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Series B preferred stock or preventing or retarding a decline in the market price of the Series B preferred stock. As a result, the price of the Series B preferred stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the Series B preferred stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Listing. Prior to this offering, there has been no public market for the Series B preferred stock. We have filed an application to list the Series B preferred stock on the NASDAQ Global Market under the symbol “TECTP.” If the application is approved, trading of the Series B preferred stock on the NASDAQ Global Market is expected to begin within 30 days after the date of initial delivery of the Series B preferred stock. The underwriters have advised us that they presently intend to make a market in the Series B preferred stock. However, the underwriters are not obligated to do so and may discontinue making a market in the Series B preferred stock at any time without notice. Accordingly, an active trading market on the Nasdaq Global Market for the shares of Series B preferred stock may not develop or, even if one develops, may not last, in which case the liquidity and market price of the shares of Series B preferred stock could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer shares of Series B preferred stock at the time and price desired will be limited.

Settlement. We expect that delivery of the Series B preferred stock will be made against payment therefor on or about          , 2019, which will be the second business day following the date hereof (such settlement being referred to as “T+2”) in accordance with Rule 15c6-1 under the Exchange Act.

From time to time, the underwriters and their affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and may receive compensation for such services. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Conflicts of Interest. Sanders Morris, an underwriter in this offering, is a wholly-owned subsidiary of Tectonic Holdings. As a result of the merger, Sanders Morris will be a wholly-owned subsidiary of Tectonic Financial. Steven B. “Brad” Clapp, Thomas R. Sanders, and Daniel C. Wicker are directors of Tectonic Holdings and Tectonic Financial and will be directors of Tectonic Financial following the merger. Darrell W. Cain is Co-Chairman of Tectonic Holdings and a director of Tectonic Financial and will be a director of Tectonic Financial following the merger. A. Haag Sherman, who is Chief Executive Officer and a director of Tectonic Holdings, Chairman of Tectonic Financial, a beneficial owner of more than 10% of Tectonic Financial’s issued and outstanding common stock and a beneficial owner of more than 10% of Tectonic Holdings’ issued and outstanding common units, and who will serve as Chief Executive Officer and a director of Tectonic Financial following the merger, is an associated person of Sanders Morris. George L. Ball, who is Co-Chairman of Tectonic Holdings and a director of Tectonic Financial, and who will serve as Executive Co-Chairman of Tectonic Financial following the merger, is also an associated person of Sanders Morris. Therefore, Sanders Morris is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Sanders Morris will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Directed Share Program. At our request, the underwriters have reserved up to 75,000 shares of the Series B preferred stock offered by this prospectus, for sale, at the initial public offering price, to our directors, officers and employees and other related persons of our Company and its subsidiaries, including associated persons of our broker-dealer subsidiary, who have expressed an interest in purchasing the Series B preferred stock in this offering. Our directed share program will be administered by Sanders Morris, who also serves as an underwriter in connection with this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Electronic Distribution. A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Selling Restrictions. Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of the Series B preferred stock offered by this prospectus will be passed upon for us by Hunton Andrews Kurth LLP, Dallas, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Norton Rose Fulbright US LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of T Bancshares, Inc. for the period from January 1, 2017 through May 15, 2017 (predecessor), the consolidated financial statements of T Acquisition, Inc. as of December 31, 2018 and 2017 and for the two years then ended (successor), and the consolidated financial statements of Tectonic Holdings, LLC and its subsidiaries as of and for the years ended December 31, 2018 and 2017 have been included herein in reliance upon the respective reports of Whitley Penn LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Series B preferred stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Series B preferred stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our filings with the SEC, including the registration statement, are also available to you for free on that site.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the internet site set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.tbank.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Tectonic Financial, Inc. (f/k/a T Acquisition, Inc.)

Tectonic Holdings, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
T Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of T Bancshares, Inc. (the “Company”), which comprise the consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the period from January 1, 2017 through May 15, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and their cash flows for the period from January 1, 2017 through May 15, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2014.

Dallas, Texas
February 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
T Acquisition, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of T Acquisition, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas
March 22, 2019

T ACQUISITION, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)	December 31, 2018	December 31, 2017
ASSETS
Cash and due from banks	$1,410	$1,698
Interest-bearing deposits	13,867	14,196
Federal funds sold	219	327
Total cash and cash equivalents	15,496	16,221
Securities available for sale	11,504	10,484
Securities held to maturity	7,722	9,529
Securities, restricted at cost	1,926	1,763
Loans held for sale	16,345	16,143
Loans, net of allowance for loan losses of $874 and $386, respectively	234,033	198,880
Bank premises and equipment, net	4,775	4,904
Core deposit intangible, net	1,381	1,582
Goodwill	8,379	8,379
Other assets	4,427	5,639
Total assets	$305,988	$273,524

LIABILITIES
Demand deposits:
Non-interest-bearing	$46,058	$39,094
Interest-bearing	59,618	59,437
Time deposits	149,613	118,135
Total deposits	255,289	216,666
Borrowed funds	6,915	17,000
Subordinated notes	12,000	12,000
Deferred tax liabilities	534	657
Other liabilities	2,622	2,217
Total liabilities	277,360	248,540

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value; 10,000,000 shares authorized; 6,570,000 and 6,517,500 shares issued and outstanding at December 31, 2018 and 2017, respectively	66	65
Additional paid-in capital	23,380	23,074
Retained earnings	5,391	1,903
Accumulated other comprehensive loss	(209)	(58)
Total shareholders’ equity	28,628	24,984
Total liabilities and shareholders’ equity	$305,988	$273,524

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF INCOME

	Successor	Successor	Predecessor
(in thousands, except per share data)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	Period from January 1, 2017 through May 15, 2017
Interest Income
Loans, including fees	$13,947	$7,071	$3,770
Securities	815	548	328
Federal funds sold	9	4	1
Interest-bearing deposits	183	64	29
Total interest income	14,954	7,687	4,128
Interest Expense
Deposits	3,126	1,128	473
Borrowed funds	1,234	597	28
Total interest expense	4,360	1,725	501
Net interest income	10,594	5,962	3,627
Provision for loan losses	725	743	(8)
Net interest income after provision for loan losses	9,869	5,219	3,635
Noninterest Income
Trust income	9,162	5,756	3,293
Gain on sale of loans	183	208	1,436
Loan servicing fees, net	176	301	237
Service fees and other income	318	242	19
Rental income	303	182	109
Gain on sale of assets	37	—	—
Total noninterest income	10,179	6,689	5,094
Noninterest Expense
Salaries and employee benefits	5,705	3,622	3,528
Occupancy and equipment	866	537	328
Trust expenses	6,439	4,014	2,317
Professional fees	524	193	269
Data processing	939	602	355
Other	1,075	645	697
Total noninterest expense	15,548	9,613	7,494
Income before income taxes	4,500	2,295	1,235
Income tax expense	1,012	402	196
Net Income	$3,488	$1,893	$1,039

Earnings per common share:
Basic	$0.53	$0.29	$0.26
Diluted	$0.53	$0.29	$0.25
Weighted average common shares outstanding	6,565,877	6,517,500	4,051,657
Weighted average diluted shares outstanding	6,565,877	6,517,500	4,094,548

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Successor	Successor	Predecessor
(in thousands)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	Period from January 1, 2017 to May 15, 2017
Net Income	$3,488	$1,893	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available-for-sale, before tax effect	(192)	(73)	212
Tax effect	(41)	(25)	72
Other comprehensive income (loss)	(151)	(48)	140
Effect of tax rate change on unrealized loss on securities available-for-sale	—	(10)	—
Comprehensive income	$3,337	$1,835	$1,179

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, January 1, 2017	$—	$—	$—	$—	$—
Issuance of 6,517,500 shares of common stock	65	23,041	—	—	23,106
Net income	—	—	1,893	—	1,893
Other comprehensive loss	—	—	—	(48)	(48)
Reclassification of AOCI tax rate change	—	—	10	(10)	—
Stock based compensation	—	33	—	—	33
BALANCE, December 31, 2017	65	23,074	1,903	(58)	24,984
Issuance of 52,500 shares of common stock	1	249	—	—	250
Net income	—	—	3,488	—	3,488
Other comprehensive loss	—	—	—	(151)	(151)
Stock based compensation	—	57	—	—	57
BALANCE, December 31, 2018	$66	$23,380	$5,391	$(209)	$28,628

See accompanying notes to consolidated financial statements.

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PERIOD ENDED MAY 15, 2017

(in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, January 1, 2017	$40	$22,961	$8,379	$(223)	$31,157
Net income	—	—	1,039	—	1,039
Other comprehensive loss	—	—	—	140	140
Dividend	—	—	(10,675)	—	(10,675)
Stock option payout	—	(1,014)	—	—	(1,014)
Stock based compensation	—	37	—	—	37
BALANCE, May 15, 2017	$40	$21,984	$(1,257)	$(83)	$20,684

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Successor	Predecessor
(in thousands)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	Period from January 1, 2017 to May 15, 2017
Cash Flows from Operating Activities
Net income	$3,488	$1,893	$1,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	725	743	(8)
Depreciation and amortization	202	128	80
Gain on sale of other assets	(37)	—	—
Accretion of discount on loans	(11)	(83)	(84)
Core deposit intangible amortization	201	126	—
Securities premium amortization, net	151	184	26
Origination of loans held for sale	(27,929)	(24,726)	(18,174)
Proceeds from payments and sales of loans held for sale	4,282	8,000	19,207
Net gain on sale of loans	(183)	(208)	(1,436)
Stock based compensation	57	33	37
Receivable for sold loans	—	2,457	(2,457)
Deferred income taxes	(82)	(231)	44
Servicing asset amortization	690	337	109
Net change in:
Other assets	583	(1,439)	(724)
Other liabilities	405	(363)	2,917
Net cash provided by (used in) operating activities	(17,458)	(13,149)	576
Cash Flows from Investing Activities
Acquisition of business, net of cash acquired	—	(18,738)	—
Purchase of securities available for sale	(301,978)	(240,993)	(60,382)
Principal payments, calls and maturities of securities available for sale	300,747	241,404	60,328
Principal payments of securities held to maturity	1,675	495	115
Purchase of securities, restricted	(11,779)	(9,928)	(2,644)
Proceeds from sale of securities, restricted	11,616	9,230	2,633
Net change in loans	(12,319)	(13,269)	(13,169)
Purchases of premises and equipment	(54)	(1)	—
Proceeds from sale of other assets	37	—	11
Net cash used in investing activities	(12,055)	(31,800)	(13,108)
Cash Flows from Financing Activities
Net change in demand deposits	7,145	1,964	(1,126)
Net change in time deposits	31,478	17,100	22,816
Stock option payout	—	—	(1,014)
Dividends	—	—	(10,675)
Proceeds from borrowed funds	592,684	464,229	175,200
Repayment of borrowed funds	(602,769)	(445,229)	(171,200)
Proceeds from issuance of common stock	250	23,106	—
Net cash provided by financing activities	28,788	61,170	14,001
Net change in cash and cash equivalents	(725)	16,221	1,469
Cash and cash equivalents at beginning of period	16,221	—	12,318
Cash and cash equivalents at end of period	$15,496	$16,221	$13,787

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$4,181	$1,707	$531
Income taxes	$200	$1,250	$580

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies

Organization and Nature of Operations

T Acquisition, Inc. (the “Company” or “Successor”, as the context requires) is a bank holding company headquartered in Dallas, Texas. The Company was established in October 2016 for the purpose of acquiring T Bancshares, Inc. (“TBI” or “Predecessor”, as the context requires), and on November 10, 2016 entered into an Agreement and Plan of Merger with TBI, and joined in by Tectonic Advisors, LLC (“Tectonic”). The merger was completed on May 15, 2017. See Note 18 “Acquisition and Asset Purchase” for additional discussion regarding the acquisition, including purchase accounting adjustments. The successor was formed in October 2016. The successor had no activity from January 1, 2017 through May 15, 2017. Therefore, the consolidated statements of income, changes in shareholders’ equity and cash flows included in the successor columns, include a full year of activity. The consolidated financial statements presented for the period January 1, 2017 to May 15, 2017 represent those of predecessor. As a result of the acquisition, the consolidated financial statements for the Successor period and the Predecessor period are not comparable.

The consolidated financial statements include the accounts of T Acquisition, Inc. and its wholly owned subsidiaries, TBI and T Bank, N.A., a national association (the “Bank”). The Company’s financial condition and operating results principally reflect those of the Bank. All intercompany transactions and balances are eliminated in consolidation.

The Bank serves its local geographic market which includes Dallas, Tarrant, Denton, Collin and Rockwall counties which encompass an area commonly referred to as the Dallas/Fort Worth Metroplex. The Bank also serves the dental and other health professional industries through a centralized loan and deposit platform that operates out of its main office in Dallas, Texas. In addition, the Bank serves the small business community by offering loans guaranteed by the Small Business Administration (“SBA”) and the U.S. Department of Agriculture (“USDA”).

The Bank offers a broad range of commercial and consumer banking services primarily to small to medium-sized businesses and their employees. Because of the Bank’s technological capabilities, including worldwide free ATM withdrawals, sophisticated on-line banking capabilities, electronic funds transfer capabilities, and economical remote deposit solutions, most customers can be served regardless of their geographic location.

The Bank also offers traditional fiduciary services primarily to clients of Cain Watters & Associates L.L.C. The Bank, Cain Watters & Associates L.L.C., and Tectonic Advisors, L.L.C. have entered into an advisory services agreement related to the trust operations.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period, as well as the disclosures provided. Changes in assumptions or in market conditions could significantly affect the estimates. The determination of the allowance for loan losses, the fair value of stock options, the fair values of financial instruments and other real estate owned, and the status of contingencies are particularly susceptible to significant change in recorded amounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk on cash and cash equivalents.

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Notes to Consolidated Financial Statements

Trust Assets

Property held for customers in a fiduciary capacity, other than trust cash on deposit at the Bank, is not included in the accompanying consolidated financial statements since such items are not assets of the Company.

Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Securities with limited marketability, such as stock in the Federal Reserve Bank (“FRB”) and the Federal Home Loan Bank of Dallas (“FHLB”), are carried at cost. The Company has investments in stock of the FRB and the FHLB as is required for participation in the services offered. These investments are classified as restricted and are recorded at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses are recorded on the trade date and determined using the specific identification method. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of amortized cost.

Loans Held for Sale

Loans which are originated or purchased and are intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate basis. Valuation adjustments, if any, are recognized through a valuation allowance by charges to non-interest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. Loans held for sale are comprised of the guaranteed portion of SBA and USDA loans. Neither the predecessor nor the successor incurred a lower of cost or market valuation provision for the period January 1, 2017 through May 15, 2017 and May 16, 2017 through December 31, 2017, respectively, and the successor did not incur a lower of cost or market valuation for the year ended December 31, 2018. The Company may elect to reclassify the SBA loans held for sale to held for investment when it determines that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unearned discount, deferred loan fees, and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Discount on acquired loans and loan origination fees are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on commercial business and commercial real estate loans is discontinued when the loan becomes 90 days delinquent unless the credit is well secured and in process of collection. Unsecured consumer loans are generally charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower’s history, overall financial condition, resources, guarantor support, and the realizable value of any collateral. However, any consumer loan past due 180 days is charged off. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Notes to Consolidated Financial Statements

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual basis. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the collectability of loans based on historical experience and the borrower’s ability to repay, the nature and volume of the portfolio, information about specific borrower situations and the estimated value of any underlying collateral, economic conditions and other factors.

The allowance consists of general and specific reserves. The specific component relates to loans that are individually evaluated and determined to be impaired. This amount of allowance is often based on variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received. The general component relates to the entire group of loans that are evaluated in the aggregate based primarily on industry historical loss experience adjusted for current economic factors. To the extent actual loan losses differ materially from management’s estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, among others, payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loan impairment on loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based upon the fair value of collateral less estimated selling costs.

Loans acquired through the completion of a transfer, including loans acquired in a business combination, are initially recorded at fair value.

Acquired loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable are considered to be purchased credit-impaired. For purchased credit-impaired loans, the difference between the undiscounted cash flows expected at acquisition and the recorded fair value of the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received). There were no loans purchased during the year ended December 31, 2018. The fair value of purchased credit impaired loans at acquisition date of May 15, 2017, was $133 thousand, compared to contractual amounts of $140 thousand. The loans were paid off during 2017.

For acquired loans that are not deemed to be purchased credit-impaired at acquisition, the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans. Subsequent to acquisition, any valuation allowance on these loans reflects only the portion of probable losses that exceeds any unaccreted purchase discounts on these loans as of the measurement date.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Land

Notes to Consolidated Financial Statements

improvements are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the lease term or estimated life, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. The Company had no foreclosed assets as of December 31, 2018 and 2017.

Servicing Rights

The guaranteed portion of certain SBA and USDA loans can be sold into the secondary market. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. The Company uses industry prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing rights for impairment quarterly. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis and aggregated by predominate risk characteristics. The initial servicing rights and resulting gain on sale are calculated based on the difference between the best actual par and premium bids on an individual loan basis.

Stock Based Compensation

As of December 31, 2018, the Company has a share-based employee compensation plan, which is described more fully in Note 12. The Company accounts for it stock-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertainties in income taxes in accordance with current accounting guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. No uncertain tax positions have been recognized.

The Company files income tax returns in the U.S. federal jurisdiction and state jurisdictions, as applicable.

Notes to Consolidated Financial Statements

New Revenue Recognition Standard

The Company adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” as of January 1, 2018. Topic 606 established principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company derives revenue from loan and investment income which are specifically excluded from the scope of this standard. Of the Company’s remaining sources of income, substantially all sources of revenue are recognized either by transaction (ATM, interchange, wire transfer, etc.) or when the Company charges a customer for a service that has already been rendered (monthly service charges, account fees, monthly trust management fees, monthly premise rental income, etc.). Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Other non-interest income primarily includes items such as gains on the sale of loans held for sale and servicing fees, none of which are subject to the requirements of Topic 606. See Note 18 Recent Accounting Pronouncements for additional discussion related to the Company’s adoption of Topic 606.

Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and all potential common shares outstanding during the period. Common share equivalents consist of stock options and are computed using the treasury stock method. The Company did not have any potential common shares issuable for the years ended December 31, 2018 and 2017.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes net unrealized gains and losses on available for sale securities, which are recognized as a separate component of equity. Comprehensive income (loss), net for the year ended December 31, 2018 and for the period January 1, 2017 through May 15, 2017 and for the period May 16, 2017 through December 31, 2017 (as applicable) is reported in the accompanying consolidated statement of comprehensive income.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. The Company adopted the standard in the first quarter of 2018 and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be effective on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the Company, has concluded the new guidance will not have a significant impact on the Company’s financial statements.

ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. While the Company generally expects that the implementation of ASU 2016-13 may increase their allowance for loan losses balance, the Company is continuing to evaluate the potential impact of ASU 2016-13 on its financial statements.

Accounting Standards 2017-04, “Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates Step 2 from the goodwill impairment test which required entities to compute the implied fair value of goodwill. Under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective on January 1, 2020, with earlier adoption permitted and is not expected to have a significant impact on the Company’s financial statements.

ASU 2017-08, “Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20) - Premium Amortization on Purchased Callable Debt Securities.” ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. ASU 2017-08 is effective in 2019 although early adoption is permitted. The Company elected to early adopt ASU 2017-08 in the second quarter of 2017. The adoption of this guidance did not have a material impact on the Company’s financial statements.

ASU 2018-02, “Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 was issued to address the

Notes to Consolidated Financial Statements

income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company’s income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The successor elected to early adopt ASU 2018-02 in the fourth quarter of 2017. The adoption of this guidance did not have a material impact on the Company’s financial statements.

ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

Note 2.	Securities

A summary of amortized cost and cost and fair value of securities is presented below.

	December 31, 2018
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$9,233	$1	$226	$9,008
Mortgage-backed securities	2,536	4	44	2,496
Total securities available for sale	$11,769	$5	$270	$11,504

Securities held to maturity:
Property assessed clean energy	$7,722	$—	$—	$7,722

Securities, restricted:
Other	$1,926	$—	$—	$1,926
	December 31, 2017
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$7,725	$—	$62	$7,663
Mortgage-backed securities	2,832	1	12	2,821
Total securities available for sale	$10,557	$1	$74	$10,484

Securities held to maturity:
Property assessed clean energy	$9,529	$—	$—	$9,529

Securities, restricted:
Other	$1,763	$—	$—	$1,763

Securities available for sale consists of U.S. government agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Securities held to maturity consists of Property Assessed Clean Energy investments. These investment contracts or bonds located in California and Florida, originate under a contractual

Notes to Consolidated Financial Statements

obligation between the property owners, the local county administration, and a third-party administrator and sponsor. The assessments are created to fund the purchase and installation of energy saving improvements to the property such as solar panels. Generally, as a property assessment, the total assessment is repaid in installments over a period of 10 to 15 years by the then current property owner(s). Each installment is collected by the County Tax Collector where the property is located. The assessments are an obligation of the property. Securities, restricted consist of FRB and FHLB stock which are carried at cost.

As of December 31, 2018 and 2017, securities with a fair value of $9.8 million and $9.4 million, respectively, were pledged to secure borrowings at the FHLB, and securities with a fair value of $1.7 million and $660 thousand, respectively, were pledged against trust deposit balances held at the Bank. As of December 31, 2017, securities with a fair value of $419 thousand were pledged to secure borrowings at the FRB. There were no securities pledged to the FRB as of December 31, 2018.

As of December 31, 2018 and 2017, the Bank held FRB stock in the amount of $980,450 and FHLB stock in the amount of $945,900 and $782,300, respectively.

Certain investments in debt securities are reported in the financial statement at an amount less than their historical cost. The table below indicates the length of time individual investment securities have been in a continuous loss position as of December 31, 2018:

	Less than 12 months		12 months or longer		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$996	$1	$7,013	$225	$8,009	$226
Mortgage-backed securities	—	—	2,112	44	2,112	44
Total	$996	$1	$9,125	$269	$10,121	$270

The number of investment positions in this unrealized loss position totaled sixteen as of December 31, 2018. The Company does not believe these unrealized losses are “other than temporary” as (i) it does not have the intent to sell the securities prior to recovery and/or maturity and, (ii) it is more likely than not that the Company will not have to sell the securities prior to recovery and/or maturity. In making this determination, the Company also considers the length of time and extent to which fair value has been less than cost and the financial condition of the issuer. The unrealized losses noted are primarily interest rate related due to the level of interest rates as of December 31, 2018 compared to the time of purchase. The Company has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. The Company’s mortgage related securities are backed by GNMA and FNMA or are collateralized by securities backed by these agencies.

As of December 31, 2018, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of amortized cost. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2018, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated statements of income.

There were no sales of securities available-for-sale by the successor during the year ended December 31, 2018 and by the predecessor or successor for the year ended December 31, 2017, as applicable.

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of securities at December 31, 2018 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities are shown separately since they are not due at a single maturity date.

	Available for Sale		Held to Maturity
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$4,903	$4,837	$135	$135
Due after five years through ten years	3,971	3,821	3,941	3,941
Due after ten years	359	350	3,646	3,646
Mortgage-backed securities	2,536	2,496	—	—
Total	$11,769	$11,504	$7,722	$7,722
Note 3.	Loans and Allowance for Loan Losses

Major classifications of loans held for investment are as follows:

(In thousands)	December 31, 2018	December 31, 2017
Commercial and industrial	$88,915	$86,552
Consumer installment	3,636	4,483
Real estate – residential	7,488	6,826
Real estate – commercial	35,221	19,203
Real estate – construction and land	4,653	8,477
SBA:
SBA 7(a) guaranteed	33,884	11,826
SBA 7(a) unguaranteed	44,326	41,373
SBA 504	13,400	17,109
USDA	3,367	3,415
Other	17	2
Gross Loans	234,907	199,266
Less:
Allowance for loan losses	874	386
Net loans	$234,033	$198,880

At December 31, 2018, our loan portfolio included $76.2 million of loans, approximately 32.4% of our total funded loans, to the dental industry. The Bank believes that these loans are to credit worthy borrowers and are diversified geographically.

The Bank offers services to serve the small business community by offering 7(a) loans guaranteed by the SBA, loans promulgated under the SBA’s 504 loan program, and loans guaranteed by the USDA. These loans are generally guaranteed by the SBA and USDA up to 75% to 80% of the principal balance. The Company records the guaranteed portion of the loans as held for sale. The Company periodically sells the guaranteed portion of selected SBA and USDA loans into the secondary market, on a servicing-retained basis. In calculating gain on the sale of loans, the Company performs an allocation based on the relative fair values of the sold portion and retained portion of the loan. The Company’s assumptions are validated by reference to external market information.

The Company had $16.3 million and $16.1 million of SBA loans held for sale as of December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, the Company originated $27.9 million of SBA 7(a) loans. The Company sold one SBA 7(a) loan for $3.7 million, resulting in a gain on sale of loans of

Notes to Consolidated Financial Statements

$183 thousand. In connection with the sale, the Company recorded a servicing asset of $81 thousand. The Company elected to reclassify $23.5 million of the SBA 7(a) loans held for sale to held for investment. The Company determined that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loan Origination/Risk Management.

The Bank maintains written loan origination policies, procedures, and processes which address credit quality at several levels including individual loan level, loan type, and loan portfolio levels.

Commercial and industrial loans, which are predominantly loans to dentists, are underwritten based on historical and projected income of the business and individual borrowers and guarantors. The Bank utilizes a comprehensive global debt service coverage analysis to determine debt service coverage ratios. This analysis compares global cash flow of the borrowers and guarantors on an individual credit to existing and proposed debt after consideration of personal and business related other expenses. Collateral is generally a lien on all available assets of the business borrower including intangible assets. Credit worthiness of individual borrowers and guarantors is established through the use of credit reports and credit scores.

Consumer loans are evaluated on the basis of credit worthiness as established through the use of credit reports and credit scores. Additional credit quality indicators include borrower debt to income ratios based on verifiable income sources.

Real estate mortgage loans are evaluated based on collateral value as well as global debt service coverage ratios based on historical and projected income from all related sources including the collateral property, the borrower, and all guarantors where applicable.

Small Business Administration Lending. The Bank originates SBA loans which are sometimes sold into the secondary market. The Bank continues to service these loans after sale and is required under the SBA programs to retain specified amounts. The two primary SBA loan programs that the Bank offers are the basic 7(a) Loan Guaranty and the Certified Development Company (“CDC”), a Section 504 (“504”) program.

The 7(a) serves as the SBA’s primary business loan program to help qualified small businesses obtain financing when they might not be eligible for business loans through normal lending channels. Loan proceeds under this program can be used for most business purposes including working capital, machinery and equipment, furniture and fixtures, land and building (including purchase, renovation and new construction), leasehold improvements and debt refinancing. Loan maturity is generally up to 10 years for working capital and up to 25 years for fixed assets. The 7(a) loan is approved and funded by a qualified lender, guaranteed by the SBA and subject to applicable regulations. In general, the SBA guarantees up to 75% of the loan amount depending on loan size. The Bank is required by the SBA to retain a contractual minimum of 5% on all SBA 7(a) loans. The SBA 7(a) loans are generally variable interest rate loans. Gains recognized by the Bank on the sales of the guaranteed portion of these loans and the ongoing servicing income received are significant revenue sources for the Company. The servicing spread is 1% on the majority of loans.

The 504 program is an economic development-financing program providing long-term, low down payment loans to expanding businesses. Typically, a 504 project includes a loan secured from a private-sector lender with a senior lien, a loan secured from a CDC (funded by a 100% SBA-guaranteed debenture) with a junior lien covering up to 40% of the total cost, and a contribution of at least 10% equity from the borrower. Debenture limits are $5.0 million for regular 504 loans and $5.5 million for those 504 loans that meet a public policy goal.

The SBA has designated the Bank as a “Preferred Lender”. As a Preferred Lender, the Bank has been delegated loan approval, closing and most servicing and liquidation authority responsibility from the SBA.

The Bank also offers Business & Industry (“B & I”) program loans through the USDA. These loans are similar to the SBA product, except they are guaranteed by the USDA. The guaranteed amount is generally 75%. B&I loans are made to businesses in designated rural areas and are generally larger loans to larger businesses than the SBA 7(a) loans. Similar to the SBA 7(a) product, they can be sold into the secondary market. These loans can be utilized for rural commercial real estate and equipment. The loans can have maturities up to 30 years and the rates can be fixed or variable.

Notes to Consolidated Financial Statements

Construction and land development loans are evaluated based on the borrower’s and guarantor’s credit worthiness, past experience in the industry, track record and experience with the type of project being considered, and other factors. Collateral value is determined generally by independent appraisal utilizing multiple approaches to determine value based on property type.

For all loan types, the Bank establishes guidelines for its underwriting criteria including collateral coverage ratios, global debt service coverage ratios, and maximum amortization or loan maturity terms.

At the portfolio level, the Bank monitors concentrations of loans based on several criteria including loan type, collateral type, industry, geography, and other factors. The Bank also performs periodic market research and economic analysis at a local geographic and national level. Based on this research, the Bank may from time to time change the minimum or benchmark underwriting criteria applied to the above loan types.

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Non-accrual loans, segregated by class of loans, were as follows:

(In thousands)	December 31, 2018	December 31, 2017
Non-accrual loans:
SBA	$2,545	$2,310
Total	2,545	2,310
SBA guaranteed portion	$2,252	$2,186

The restructuring of a loan is considered a “troubled debt restructuring” if due to the borrower’s financial difficulties, the Bank has granted a concession that the Bank would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modification of loan terms may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules, reductions in collateral and other actions intended to minimize potential losses.

As of December 31, 2018 and 2017, there were no loans identified as troubled debt restructuring. There were no new troubled debt restructurings during the years ended December 31, 2018 and 2017.

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Notes to Consolidated Financial Statements

The Company’s impaired loans and related allowance is summarized in the following table:

(In thousands)	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2018						Year Ended
SBA	$3,003	$2,545	$—	$2,545	$—	$2,371	$—
Total	$3,003	$2,545	$—	$2,545	$—	$2,371	$—

December 31, 2017						Year Ended
Commercial and industrial	$—	$—	$—	$—	$—	$3	$—
Real estate – commercial	—	—	—	—	—	97	3
SBA	2,684	2,310	—	2,310	—	335	—
Total	$2,684	$2,310	$—	$2,310	$—	$435	$3

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The Company’s past due loans are as follows:

(In thousands)	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Total Current	Total Loans	Days Past Due Still Accruing
December 31, 2018
Commercial and industrial	$614	$—	$614	$88,301	$88,915	$—
Consumer installment	—	—	—	3,636	3,636	—
Real estate – residential	—	—	—	7,488	7,488	—
Real estate – commercial	—	—	—	35,221	35,221	—
Real estate – construction and land	—	—	—	4,653	4,653	—
SBA	1,431	1,114	2,545	89,065	91,610	—
USDA	—	—	—	3,367	3,367	—
Other	—	—	—	17	17	—
Total	$2,045	$1,114	$3,159	$231,748	$234,907	$—

December 31, 2017
Commercial and industrial	$—	$—	$—	$86,552	$86,552	$—
Consumer installment	—	—	—	4,483	4,483	—
Real estate – residential	—	—	—	6,826	6,826	—
Real estate – commercial	—	—	—	19,203	19,203	—
Real estate – construction and land	—	—	—	8,477	8,477	—
SBA	2,187	123	2,310	67,998	70,308	—
USDA	—	—	—	3,415	3,415	—
Other	—	—	—	2	2	—
Total	$2,187	$123	$2,310	$196,956	$199,266	$—

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including internal credit risk based on past experiences as well as external statistics and factors. Loans are graded in one of six categories: (i) pass, (ii) pass-watch, (iii) special mention, (iv) substandard, (v) doubtful, or (vi) loss. Loans graded as loss are charged-off.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits quarterly. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the past year. Ratings are adjusted to reflect

Notes to Consolidated Financial Statements

the degree of risk and loss that is felt to be inherent in each credit. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated pass are acceptable loans, appropriately underwritten, bearing an ordinary risk of loss to the Bank. Loans in this category are loans to quality borrowers with financial statements presenting a good primary source as well as an adequate secondary source of repayment.

Credits rated pass-watch loans have been determined to require enhanced monitoring for potential weaknesses which require further investigation. They have no significant delinquency in the past twelve months. This rating causes the loan to be actively monitored with greater frequency than pass loans and allows appropriate downgrade transition if verifiable adverse events are confirmed. This category may also include loans that have improved in credit quality from special mention but are not yet considered pass loans.

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company’s position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss.

Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

The following summarizes the Company’s internal ratings of its loans:

(In thousands)	Pass	Pass- Watch	Special Mention	Substandard	Doubtful	Total
December 31, 2018
Commercial and industrial	$88,879	$—	$—	$36	$—	$88,915
Consumer installment	3,636	—	—	—	—	3,636
Real estate – residential	7,488	—	—	—	—	7,488
Real estate – commercial	35,221	—	—	—	—	35,221
Real estate – construction and land	4,653	—	—	—	—	4,653
SBA	84,192	7,125	—	293	—	91,610
USDA	3,367	—	—	—	—	3,367
Other	17	—	—	—	—	17
Total	$227,453	$7,125	$—	$329	$—	$234,907

Notes to Consolidated Financial Statements

(In thousands)	Pass	Pass- Watch	Special Mention	Substandard	Doubtful	Total
December 31, 2017
Commercial and industrial	$84,376	$2,054	$—	$122	$—	$86,552
Consumer installment	4,483	—	—	—	—	4,483
Real estate – residential	6,826	—	—	—	—	6,826
Real estate – commercial	19,203	—	—	—	—	19,203
Real estate – construction and land	8,477	—	—	—	—	8,477
SBA	65,090	5,037	—	181	—	70,308
USDA	3,415	—	—	—	—	3,415
Other	2	—	—	—	—	2
Total	$191,872	$7,091	$—	$303	$—	$199,266

The activity in the allowance for loan losses by portfolio segment for the successor, and the change for the applicable periods is presented below. Management has evaluated the adequacy of the allowance for loan losses by estimating the losses in various categories of the loan portfolio.

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Successor
Balance 12/31/2017	$237	$13	$16	$25	$27	$68	$—	$—	$386
Provision for loan losses	182	15	11	185	7	325	—	—	725
Charge-offs	—	(1)	—	—	—	(266)	—	—	(267)
Recoveries	—	—	—	—	—	30	—	—	30
Net charge-offs	—	(1)	—	—	—	(236)	—	—	(237)
Balance 12/31/2018	$419	$27	$27	$210	$34	$157	$—	$—	$874

Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	419	27	27	210	34	157	—	—	874
Ending balance	$419	$27	$27	$210	$34	$157	$—	$—	$874
(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Successor
Balance 01/01/2017	$—	$—	$—	$—	$—	$—	$—	$—	$—
Provision for loan losses	235	13	16	25	27	427	—	—	743
Charge-offs	—	—	—	—	—	(360)	—	—	(360)
Recoveries	2	—	—	—	—	1	—	—	3
Net (charge-offs) recoveries	2	—	—	—	—	(359)	—	—	(357)
Balance 12/31/2017	$237	$13	$16	$25	$27	$68	$—	$—	$386

Notes to Consolidated Financial Statements

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	237	13	16	25	27	68	—	—	386
Ending balance	$237	$13	$16	$25	$27	$68	$—	$—	$386

The provision for loan losses by portfolio segment for predecessor for the period January 1, 2017 to May 15, 2017 was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Predecessor
Provision (credit) for loan losses	$(37)	$(3)	$(10)	$(17)	$11	$37	$—	$11	$(8)

The Company’s recorded investment in loans as of December 31, 2018 and 2017 related to each balance in the allowance for loan losses by portfolio segment and detailed on the basis of the Company’s impairment methodology was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
December 31, 2018
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$2,545	$—	$—	$2,545
Loans collectively evaluated for impairment	88,915	3,636	7,488	35,221	4,653	89,065	3,367	17	232,362
Ending balance	$88,915	$3,636	$7,488	$35,221	$4,653	$91,610	$3,367	$17	$234,907

December 31, 2017
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$2,310	$—	$—	$2,310
Loans collectively evaluated for impairment	86,552	4,483	6,826	19,203	8,477	67,998	3,415	2	196,956
Ending balance	$86,552	$4,483	$6,826	$19,203	$8,477	$70,308	$3,415	$2	$199,266

Notes to Consolidated Financial Statements

Note 4.	Premises and Equipment

Premises and equipment were as follows:

(In thousands)	December 31, 2018	December 31, 2017
Land	$676	$676
Land improvement	22	16
Building	4,205	4,205
Furniture and equipment	102	135
	5,005	5,032
Less: accumulated depreciation	230	128
Balance at end of period	$4,775	$4,904

Depreciation of premises and equipment totaled $183 thousand for the year ended December 31, 2018. For the period January 1, 2017 through May 15, 2017, depreciation of premises and equipment totaled $80 thousand for the predecessor. For the period May 16, 2017 through December 31, 2017, depreciation of premises and equipment totaled $128 thousand for the Company. During the year ended December 31, 2018, the Company sold an asset with a cost of $81 thousand, which was fully depreciated, and recorded a gain on sale totaling $37 thousand.

The Company owns a two story, 33,000 square foot commercial office building. The building is approximately 64% leased and the Bank occupies approximately 11,000 square feet of the space, or 33% of the building.

Note 5.	Goodwill and Core Deposit Intangible

During 2017, the Company recorded goodwill and core deposit intangible assets in connection with the acquisition of T Bancshares, Inc. and its subsidiary T Bank, N.A. on May 15, 2017. (See NOTE 18 for details of acquisition). There was no goodwill or core deposit intangible for the predecessor.

Goodwill and core deposit intangible assets were as follows:

(In thousands)	December 31, 2018	December 31, 2017
Goodwill	$8,379	$8,379
Core deposit intangible	1,381	1,582

Core deposit intangible is amortized on a straight line basis over the estimated lives of the deposits, which range from 5 to 12 years. The core deposit intangible amortization totaled $201 thousand and $126 thousand for the year ended December 31, 2018, and period from May 16, 2017 through December 31, 2017, respectively. There was no core deposit intangible amortization for the predecessor for the period January 1, 2017 through May 15, 2017.

Note 6.	Other Real Estate and Other Assets

Other assets were as follows:

(In thousands)	December 31, 2018	December 31, 2017
Loan servicing rights	$1,467	$2,076
Accounts receivable – trust fees	794	829
Accrued interest receivable	1,141	1,069
Federal income tax receivable	—	692
Prepaid assets	427	412
Other	598	561
Total	$4,427	$5,639

Notes to Consolidated Financial Statements

The Company had no other real estate owned as of December 31, 2018 and 2017.

SBA and USDA loans sold which the Company retains the servicing for others are not included in the accompanying consolidated balance sheets. The risks inherent in loan servicing assets relate primarily to changes in prepayments that result from shifts in loan interest rates. The unpaid principal balances of SBA and USDA loans serviced for others was $90.6 million as of December 31, 2018.

For the year ended December 31, 2018, loan servicing assets of $81 thousand were added and $590 thousand was amortized to non-interest income. A valuation allowance of $100 thousand was required to adjust the cost basis of the loan servicing asset to fair market value as of December 31, 2018.

During the period May 16, 2017 through December 31, 2017, the successor added loan servicing assets of $141 thousand and amortized $337 thousand to non-interest income. During the period January 1, 2017 through May 15, 2017, the predecessor amortized $109 thousand in loan servicing assets.

Note 7.	Deposits

Time deposits of $250,000 and over totaled $31.6 million as of December 31, 2018.

Deposits were as follows:

(In thousands)	December 31, 2018		December 31, 2017
Non-interest bearing demand	$46,058	18%	$39,094	18%
Interest-bearing demand (NOW)	3,242	1	3,606	2
Money market accounts	51,815	20	50,456	23
Savings accounts	4,561	2	5,375	2
Time deposits $100,000 and over	144,177	57	113,781	53
Time deposits under $100,000	5,436	2	4,354	2
Total	$255,289	100%	$216,666	100%

As of December 31, 2018 the scheduled maturities of time deposits were as follows:

(In thousands)
2019	$119,038
2020	23,175
2021	6,821
2022	576
2023	3
Total	$149,613

The aggregate amount of demand deposit overdrafts that have been reclassified as loans as of December 31, 2018 and 2017 was insignificant.

Note 8.	Borrowed Funds

The Company has a blanket lien credit line with the FHLB with borrowing capacity of $30.7 million secured by commercial loans and securities with collateral values of $21.1 million and $9.6 million, respectively. The Company determines its borrowing needs and utilizes overnight advance accordingly at varying terms. At December 31, 2018, the Company had no overnight advances. At December 31, 2018, the Company had a three month term advance for $5.0 million, with a fixed interest rate of 2.53% and maturity date of March 13, 2019. At maturity, the advance was paid off.

The Company also has a credit line with the FRB with borrowing capacity of $19.3 million, which is secured by commercial loans. There were no outstanding borrowings at December 31, 2018.

As of December 31, 2018, the Company had a bank stock loan with a balance of $1.9 million and subordinated notes totaling $12.0 million. On May 15, 2017, the Company obtained a bank stock loan for

Notes to Consolidated Financial Statements

$12.0 million with variable interest rate of prime plus 0.75%, and matures on May 11, 2020. Proceeds from the loan were used to acquire T Bancshares, Inc. and its subsidiary T Bank, N.A. Interest on the bank stock loan was payable on February 11, 2018 and May 11, 2018, and beginning on August 11, 2018, principal and interest became due each February 11, May 11, August 11 and November 11. On May 11, 2018, the bank stock loan was modified to extend the maturity date from May 11, 2020 to May 11, 2028, and change the payment terms to monthly principal and interest beginning on June 11, 2018. The bank stock loan was paid down (i) by $6.0 million, to $6.0 million, on July 18, 2017, with proceeds received from the issuance by TBI of $8.0 million of 7.125% subordinated notes on July 17, 2017 that mature on July 20, 2027, and (ii) by $2.0 million, to $4.0 million, on December 28, 2017. On March 5, 2018, the Company received proceeds of an additional $4.0 million from the issuance by TBI of 7.125% subordinated notes that mature on March 31, 2028, and used $2.0 million of such proceeds to pay down the bank stock loan to $2.0 million, leaving the remaining proceeds from the subordinated notes of $2.0 million in cash. The subordinated notes bear interest at the rate of 7.125% per annum, payable semi-annually on each January 17 and July 17. The subordinated notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries.

At December 31, 2018, the scheduled maturities of borrowings were as follows:

(In thousands)
2019	$5,144
2020	153
2021	164
2022	174
2023	186
Beyond 2023	13,094
Total	$18,915
Note 9.	Other Liabilities

Other liabilities were as follows:

(In thousands)	December 31, 2018	December 31, 2017
Trust advisor fees payable	$549	$580
Accounts payable	411	343
Federal income tax payable	201	—
Incentive compensation	542	583
Data processing	81	104
Audit fees	71	47
Interest payable	571	392
Other	196	168
Total	$2,622	$2,217
Note 10.	Benefit Plans

The Company funds certain costs for medical benefits in amounts determined at the discretion of management. The Company has a retirement savings 401(k) plan covering substantially all employees. The Company made matching employee contributions during the years ended December 31, 2018 and 2017. An employee may contribute up to 6% of his or her annual compensation with the Company matching 100% of the employee’s contribution on the first 1% of the employee’s compensation and 50% of the employee’s contribution on the next 5% of the employee’s compensation. Employer contributions charged to expense was $156 thousand for the year ended December 31, 2018. Employer contributions charged to expense was $60 thousand for the predecessor for the period January 1, 2017 through May 15, 2017, and $83 thousand for the successor for the period May 16, 2017 through December 31, 2017.

Notes to Consolidated Financial Statements

Note 11.	Income Taxes

On December 22, 2017 the Tax Cuts and Jobs Act was signed into law which modified the Internal Revenue Code. Among other things, the new law (i) establishes a new, flat corporate federal statutory income tax rate of 21%, (ii) eliminates the corporate alternative minimum tax and allows the use of any such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Company’s deferred tax assets and liabilities were re-measured based on the income tax rates at which they are expected to reverse in the future, which is generally 21%. The provisional amount recorded related to the re-measurement of the Company’s deferred tax balance was $406,000, a reduction of income tax expense for the year ended December 31, 2017.

Income tax expense for the year ended December 31, 2018 was $1.0 million, and the Company’s effective income tax rate was 22.5% for the year ended December 31, 2018. Income tax expense for the predecessor for the period January 1, 2017 through May 15, 2017 and successor for the period May 16, 2017 through December 31, 2017, was $196 thousand and $402 thousand, respectively, and the effective income tax rates were 15.9% and 17.5%, respectively. The corporate federal income tax rate was changed to a flat rate of 21.0% effective for 2018 due to the Tax Cuts and Jobs Act of 2017.

The provision (benefit) for income taxes consists of the following:

	Successor	Successor	Predecessor
(In thousands)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	Period from January 1, 2017 to May 15, 2017
Current:
Federal	$1,155	$947	$160
State	1	16	80
Total current	1,156	963	240
Deferred federal	(82)	(155)	(44)
Deferred federal adjustment for income tax rate change	(62)	(406)	—
Income tax expense	$1,012	$402	$196

The effective tax rate differs from the U.S. statutory tax rate due to the following:

	Successor	Successor	Predecessor
(in thousands, except percentages)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	Period from January 1, 2017 to May 15, 2017
U.S. statutory rate	21.0%	34.0%	34.0%
Provisional deferred tax adjustment related to reduction in U.S. federal statutory income tax rate	(1.4)	(17.7)	—
Stock options	—	—	(26.9)
State	—	0.7	6.5
Other	2.9	0.5	2.3
Effective tax rate	22.5%	17.5%	15.9%

Notes to Consolidated Financial Statements

A reconciliation between reported income tax expense and the amounts computed by applying the U.S. federal statutory income tax rate of 21% and 34% for 2018 and 2017, respectively, to income before income taxes is presented in the following table.

	Successor For Year Ended December 31, 2018	Successor For the Year Ended December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Income tax expense computed at statutory rate	$945	$780	$393
Provisional deferred tax adjustment related to reduction in U.S. federal statutory income tax rate	(62)	(406)	—
Stock options	—	—	(332)
State income tax	1	16	80
Other	128	12	55
Income tax expense, as reported	$1,012	$402	$196

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2018 and 2017 are as follows:

(In thousands)	2018	2017
Deferred tax assets:
Allowance for loan losses	$183	$81
Non-accrual loan interest	40	8
Servicing asset valuation allowance	21	—
Accrued liabilities	77	8
Net unrealized loss on securities available-for-sale	56	15
Available-for-sale securities discount accretion	19	24
Total deferred tax assets	396	136
Deferred tax liabilities:
Net deferred loan costs	(216)	(125)
Depreciation and amortization	(269)	(168)
Held-to-maturity securities premium	(79)	(102)
Loan discount	(75)	(66)
Intangible assets	(290)	(332)
Federal Home Loan Bank stock	(1)	—
Total deferred tax liabilities	(930)	(793)
Net deferred tax liability	$(534)	$(657)

Projections for continued levels of profitability will be reviewed quarterly and any necessary adjustments to the deferred tax assets will be recognized in the provision or benefit for income taxes. In assessing the realization rate of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No valuation allowance for deferred tax assets was recorded at December 31, 2018 and 2017, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

The Company files U.S. federal, state, and local income tax returns.

Note 12.	Stock Compensation Plans

Successor. The Company’s Board of Directors adopted the T Acquisition, Inc. 2017 Equity Incentive Plan (“Plan”). The Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and

Notes to Consolidated Financial Statements

consultants in order to promote the success of the Company’s business. Incentive stock options may be granted only to employees of the Company, or a parent or subsidiary of the Company. The Company reserved 750 thousand authorized shares of common stock for the Plan. The term of each option is no longer than 10 years from the date of the grant.

The Company accounts for stock-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

The Company granted 235,000 stock options with an exercise price of $2.15 during the second quarter of 2017. No stock options were granted during the year ended December 31, 2018. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10.0
Expected volatility	44.0%
Dividend yield	2.0%
Fair value per option	$0.82

Options totaling 50 thousand vest on the third anniversary of the grant date, May 15, 2020, and options totaling 185 thousand vest on the fourth anniversary of the grant date, May 15, 2021. The Company is recording compensation expense on a straight-line basis over the vesting periods. For the year ended December 31, 2018 and the period from May 16, 2017 through December 31, 2017, the Company recorded compensation expense of $52 thousand and $33 thousand, respectively in connection with the stock compensation plan. As of December 31, 2018, there was $109 thousand of total unrecognized compensation cost.

The following is a summary of activity in the Plan for years ended December 31:

	2018			2017
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at beginning of the year	235,000	$2.15		—	$—
Granted	—	—		235,000	$2.15
Exercised	—	—		—	—
Expired/forfeited	—	—		—	—

Outstanding at end of period	235,000	$2.15	8.4	235,000	$2.15	9.4
Exercisable at end of period	—	$—		—	$—
Available for grant at end of period	515,000			515,000

The weighted-average grant date fair value of the options as of December 31, 2018 and 2017 was $0.82.

The Company’s Board of Directors adopted the Director’s Qualifying Shares Agreement on January 24, 2018. The Company granted 2,500 shares of stock to Company directors during the first quarter of 2018. The exercise price and grant date fair value of the stock was $2.15. The value was based on an independent analysis. The assumptions used in calculating the fair value of the stock grants are as follows:

Fair market value per share of equity used for purchase of TBI	$3.55
Discount for lack of control	19.0%
Discount for lack of marketability	25.0%
Fair market value of equity on a minority, nonmarketable basis	$2.15

The Company recorded compensation expense of $5 thousand during the first quarter of 2018 in connection with the stock grants.

Notes to Consolidated Financial Statements

Predecessor. At May 15, 2017, the predecessor had three stock-based compensation plans (the 2005 Stock Incentive Plan, the 2015 Stock Incentive Plan, and the 2014 Non-employee Directors’ Common Stock Plan) (the “Predecessor Stock Plans”). The 2005 Stock Incentive Plan expired during the third quarter of 2015, and therefore no additional awards may be issued under this plan. No additional awards were made under any of the plans for the period ending May 15, 2017, and all of these plans terminated in connection with the acquisition and were no longer in effect after such date.

As a result of the acquisition, all outstanding stock option awards granted under our Predecessor Stock Plans were cancelled and converted into the right to receive the per share price of $10.6623 less the applicable exercise price per share and applicable withholding taxes. For the period from January 1, 2017 through May 15, 2017, the predecessor recognized stock-based compensation expense of $37 thousand. The payment to option holders to repurchase the stock options under the Predecessor Plans was $1.0 million, which was recognized in additional paid in capital.

Note 13.	Loan Commitments and Other Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes loan commitments:

(In thousands)	December 31, 2018	December 31, 2017
Undisbursed loan commitments	$14,812	$19,800
Standby letters of credit	162	10
	$14,974	$19,810

The Company leases various pieces of office equipment under short-term agreements. Lease expense for the year ended December 31, 2018 and for the periods from January 1, 2017 through May 15, 2017 and May 16, 2017 through December 31, 2017 was immaterial.

The Company currently receives rental income from six tenants in the building it is headquartered in, for office space the Company does not occupy. Aggregate future minimum rentals to be received under non-cancelable leases at December 31, 2018 were $1.4 million through 2027.

The Company is involved in various regulatory inspections, inquiries, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain, and it is possible that an unfavorable resolution of these matters, will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s regular practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when payment is probable.

Employment Agreements

The Company has entered into employment agreements with three officers of the Bank. The agreements are for an initial three-year terms and are automatically renewable for an additional one-year term unless either party elects not to renew.

Notes to Consolidated Financial Statements

Note 14.   Related Parties

The Company receives advisory services for its Trust Department from Tectonic Advisors, LLC, an affiliate of the Company. Fees paid by the successor for services totaled $6.4 million and $4.0 million for the year ended December 31, 2018 and for the period from May 16, 2017 through December 31, 2017, respectively. Fees paid by the predecessor for services totaled $2.3 million for the period January 1, 2017 through May 15, 2017. In management’s opinion, such transactions were made in the ordinary course of business pursuant to an agreement dated May 14, 2015. The agreement was negotiated between the Company and Tectonic Advisors in an arms-length transaction prior to Tectonic Advisors becoming an affiliate and as such, contains terms that in management’s opinion are favorable to the Company.

The Company provides services for Tectonic Holdings, LLC, an affiliate of the Company. Fees received by the successor totaled $252 thousand and $199 thousand for the year ended December 31, 2018 and for the period from May 16, 2017 through December 31, 2017, respectively. There were no fees received by the predecessor for the period January 1, 2017 through May 15, 2017. In management’s opinion, the fees received adequately compensated the Company at a market rate for the services provided.

At December 31, 2018, certain officers, directors and their affiliated companies had depository accounts with the Bank totaling approximately $2.4 million. None of those deposit accounts have terms more favorable than those available to any other depositor.

The Company had no loans to officers, directors and their affiliated companies during the year ended December 31, 2018.

Note 15.	Regulatory Matters

On July 2, 2013, the Federal Reserve, and on July 9, 2013, the FDIC and OCC, adopted a final rule that implements the Basel III changes to the international regulatory capital framework, referred to as the “Basel III Rules.” The Basel III Rules apply to both depository institutions and (subject to certain exceptions not applicable to the Company) their holding companies. Although parts of the Basel III Rules apply only to large, complex financial institutions, substantial portions of the Basel III Rules apply to the Company and our subsidiary bank. The Basel III Rules include requirements contemplated by the Dodd-Frank Act as well as certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010.

The Basel III Rules include higher risk-based and leverage capital ratio requirements and redefine what constitutes “capital” for purposes of calculating those ratios. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by the Company), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. The Basel III Rules also introduced a common equity Tier 1 (“CET1”) risk-based capital ratio. CET1 capital consists of retained earnings and common stock instruments, subject to certain adjustments. In addition, the rule requires that most regulatory capital deductions be made from CET1 capital.

The Basel III Rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, results in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%. The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% of risk-weighted assets and will increase by that amount each subsequent January 1 until fully implemented on January 1, 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffered ratio.

Notes to Consolidated Financial Statements

The Basel III minimum capital ratio requirements as applicable to the Bank after the full phase-in period are summarized in the table below.

	BASEL III Minimum for Capital Adequacy Requirements	BASEL III Additional Capital Conservation Buffer	BASEL III Ratio with Capital Conservation Buffer
Total Risk Based Capital (total capital to risk weighted assets)	8.0%	2.5%	10.5%
Tier 1 Risk Based Capital (tier 1 to risk weighted assets)	6.0%	2.5%	8.5%
Tier 1 Leverage Ratio (tier 1 to average assets)	4.0%	—%	4.0%
Common Equity Tier 1 Risk Based ( CET1 to risk weighted assets)	4.5%	2.5%	7.0%

The Basel III Rules also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including our subsidiary bank, if their capital levels do not meet certain thresholds. These revisions were effective January 1, 2015. The prompt correction action rules now include the CET1 capital component and increase certain other capital requirements for the various thresholds. As of January 1, 2015, insured depository institutions are required to meet the following capital levels in order to qualify as “well capitalized:” (i) a Total risk-based capital ratio of 10%(unchanged from current rules); (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a Tier 1 leverage ratio of 5% (unchanged from current rules); and (iv) a CET1 risk-based capital ratio of 6.5%. Accordingly, a financial institution may be considered “well capitalized” under the prompt corrective action framework, but not satisfy the fully phased-in Basel III capital ratios. As of December 31, 2018, the Bank’s regulatory capital ratios are in excess of the levels established for “well capitalized” institutions under the Basel III Rules.

The regulatory capital ratios of the Bank under the Basel III regulatory capital framework are as follows:

	Actual		Minimum Capital Required Under Basel III Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2018
Total Capital (to Risk Weighted Assets)	$30,116	13.45%	$20,716	9.25%	$22,396	10.00%

Tier 1 Capital (to Risk Weighted Assets)	29,242	13.06	16,237	7.25	17,917	8.00

Common Equity Tier 1 (to Risk Weighted Assets)	29,242	13.06	12,878	5.75	14,557	6.50

Tier 1 Capital (to Average Assets)	29,242	10.32	11,334	4.00	14,167	5.00

As of December 31, 2017
Total Capital (to Risk Weighted Assets)	$25,323	11.99%	$19,534	9.25%	$21,118	10.00%

Tier 1 Capital (to Risk Weighted Assets)	24,937	11.81	15,310	7.25	16,894	8.00

Common Equity Tier 1 (to Risk Weighted Assets)	24,937	11.81	12,143	5.75	13,726	6.50

Tier 1 Capital (to Average Assets)	24,937	10.00	9,979	4.00	12,473	5.00

Dividend Restrictions. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. As of December 31, 2018, approximately $6.6 million was available for the declaration of dividends by the Bank to the Company without prior approval of regulatory agencies and still maintain its “well capitalized” status.

Notes to Consolidated Financial Statements

Note 16.	Fair Value of Financials Instruments

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company has no securities in the Level 1 or Level 3 inputs.

The following table summarizes financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(In thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
As of December 31, 2018
Securities available for sale:
U.S. government agencies	$—	$9,008	$—	$9,008
Mortgage-backed securities	—	2,496	—	2,496

As of December 31, 2017
Securities available for sale:
U.S. government agencies	$—	$7,663	$—	$7,663
Mortgage-backed securities	—	2,821	—	2,821

Market valuations of our investment securities which are classified as level 2 are provided by an independent third party. The fair values are determined by using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. In accordance with the fair value hierarchy, the market valuation sources include observable market inputs and are therefore considered Level 2 inputs for purposes of determining the fair values.

The Company considers transfers between the levels of the hierarchy to be recognized at the end of related reporting periods. For the years ended December 31, 2018 and 2017, no assets for which fair value is measured on a recurring basis transferred between any levels of the hierarchy.

Notes to Consolidated Financial Statements

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include:

As of December 31, 2018 and 2017, there were no impaired loans that were reduced by specific valuation allowances.

The significant unobservable inputs (Level 3) used in the fair value measurement of collateral for collateral-dependent impaired loans primarily relate to the specialized discounting criteria applied to the borrower’s reported amount of collateral. The amount of the collateral discount depends upon the condition and marketability of the collateral, as well as other factors which may affect the collectability of the loan. As the Company’s primary objective in the event of default would be to liquidate the collateral to settle the outstanding balance of the loan, collateral that is less marketable would receive a larger discount. During the reported periods, there were no discounts for collateral-dependent impaired loans.

The significant unobservable inputs (Level 3) used in the fair value measurement of cash flow impaired loans relate to discounted cash flows models using current market rates applied to the estimated life of the loan and credit risk adjustments. Future cash flows are discounted using current interest rates for similar credit risks. During the reported periods, there were no discounts for cash flow loans.

Our assessment of the significance of a particular input to the Level 3 fair value measurements in their entirety requires judgment and considers factors specific to the assets. It is reasonably possible that a change in the estimated fair value for instruments measured using Level 3 inputs could occur in the future.

Loans held for sale include the guaranteed portion of SBA and USDA loans and are reported at the lower of cost or estimated fair value. Fair value for SBA and USDA loans is based on market indications available in the market. There were no impairments reported for the periods presented.

Non-financial assets measured at fair value on a non-recurring basis during the reported periods include other real estate owned (“OREO”) which, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were re-measured at fair value through a write-down included in other non-interest expense. Regulatory guidelines require the Company to reevaluate the fair value of OREO on at least an annual basis. The fair value of foreclosed assets, upon initial recognition and impairment, were re-measured using Level 2 inputs based on observable market data. Estimated fair value of OREO is based on appraisals. Appraisers are selected from the list of approved appraisers maintained by management.

The methods and assumptions used to estimate fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, restricted securities, accrued interest receivable and accrued interest payable. The estimated fair value of demand and savings deposits is the carrying amount since rates are regularly adjusted to market rates and amounts are payable on demand. For borrowed funds and variable rate loans or deposits that re-price frequently and fully, the estimated fair value is the carrying amount. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For loans held for sale, the estimated fair value is based on market indications for similar assets in the active market. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

In connection with the sale of $3.7 million in loans during the year ended December 31, 2018, the Company added a servicing asset of $81 thousand, and amortized $590 thousand using the amortization method for the treatment of servicing. Loan servicing assets do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using a discounted cash flow model having significant inputs of discount rate, prepayment speed and default rate. The valuation required an allowance provision of

Notes to Consolidated Financial Statements

$100 thousand for the year ended December 31, 2018. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the hierarchy. For the asset recorded during the year ended December 31, 2018, the discount rate was 14.1% and the combined prepayment and default rate was 11.1%.

In connection with the sale of $6.2 million in loans during 2017, the Company added a servicing asset of $141 thousand, and amortized $337 thousand using the amortization method for the treatment of servicing. Predecessor added a servicing asset of $452 thousand, and recognized an amortization expense of $109 thousand, relating to the amortization of loan servicing rights in the period January 1, 2017 through May 15, 2017. Loan servicing assets do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using a discounted cash flow model having significant inputs of discount rate, prepayment speed and default rate. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the hierarchy. For the asset recorded in 2017, the discount rate ranged from 7.6% to 8.8% and the combined prepayment and default rates ranged from 8.8% to 9.9%.

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The estimated fair value approximates carrying value for cash and cash equivalents and accrued interest. The methodologies for other financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are discussed below:

Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality.

Deposits. The fair values of demand deposits, savings deposits are, by definition, equal to the amount payable on demand and, therefore, approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.

Borrowed Funds. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Loan Commitments, Standby and Commercial Letters of Credit. Our lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

Carrying amounts and estimated fair values of other financial instruments by level of valuation input were as follows:

	December 31, 2018
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$15,496	$15,496
Level 2 inputs:
Securities available for sale	11,504	11,504
Securities, restricted	1,926	1,926
Loans held for sale	16,345	17,732
Accrued interest receivable	1,141	1,141

Notes to Consolidated Financial Statements

	December 31, 2018
(In thousands)	Carrying Amount	Estimated Fair Value
Level 3 inputs:
Securities held to maturity	7,722	7,722
Loans, net	234,033	232,508
Servicing asset	1,467	1,467
Financial liabilities:
Level 1 inputs:
Non-interest bearing deposits	46,057	45,000
Level 2 inputs:
Interest bearing deposits	209,231	206,023
Borrowed funds	18,915	18,915
Accrued interest payable	571	571
	December 31, 2017
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$16,221	$16,221
Level 2 inputs:
Securities available for sale	10,484	10,484
Securities, restricted	1,763	1,763
Loans held for sale	16,143	17,866
Accrued interest receivable	1,069	1,069
Level 3 inputs:
Securities held to maturity	9,529	9,529
Loans, net	198,880	197,105
Servicing asset	2,076	2,076
Financial liabilities:
Level 1 inputs:
Non-interest bearing deposits	39,094	41,057
Level 2 inputs:
Interest bearing deposits	177,572	172,331
Borrowed funds	29,000	29,000
Accrued interest payable	392	392

Notes to Consolidated Financial Statements

Note 17.	Parent Company Condensed Financial Statements

T ACQUISITION, INC.
CONDENSED BALANCE SHEETS

(In thousands)	December 31, 2018	December 31, 2017
ASSETS
Investment in subsidiary	$28,628	$24,984
Total assets	$28,628	$24,984

LIABILITIES AND CAPITAL
Capital	$28,628	$24,984
Total liabilities and capital	$28,628	$24,984

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENTS OF INCOME

(In thousands)	Successor For the Year Ended December 31, 2018	Successor For the Year Ended December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Equity in income from subsidiary	$3,545	$1,926	$1,493

Non-interest expense:
Stock based compensation	57	33	37
Director fees	—	—	121
Professional fees	—	—	92
Other	—	—	438
Total non-interest expense	57	33	688
Income before income taxes	3,488	1,893	805
Income tax	—	—	(234)
Net Income	$3,488	$1,893	$1,039

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Successor For the Year Ended December 31, 2018	Successor For the Year Ended December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Net Income	$3,488	$1,893	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available-for-sale, before tax effect	(192)	(73)	212
Tax effect	(41)	(25)	72
Other comprehensive income (loss)	(151)	(48)	140
Effect of tax rate change on unrealized loss on securities available-for-sale	—	(10)	—
Comprehensive income	$3,337	$1,835	$1,179

Notes to Consolidated Financial Statements

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)	Successor For the Year Ended December 31, 2018	Successor For the Year Ended December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Cash Flows from Operating Activities
Net income	$3,488	$1,893	$1,039
Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of Bank	(3,545)	(1,926)	(1,493)
Stock based compensation	57	33	37
Net change in other assets	—	—	(80)
Net change in other liabilities	—	—	998
Net cash provided by operating activities	—	—	501

Cash Flows from Investing Activities	—	—	—

Cash Flows from Financing Activities	—
Sale of common stock	250	23,106	—
Cash paid for stock acquisition of T Bancshares, Inc.	—	(23,106)	—
Cash contributed to T Bancshares, Inc.	(250)	—	—
Net cash provided by financing activities	—	—	—
Net change in cash and cash equivalents	—	—	501
Cash and cash equivalents at beginning of period	—	—	737
Cash and cash equivalents at end of period	$—	$—	$1,238
Note 18.	Acquisition and Asset Purchase

On November 10, 2016, the Company entered into an agreement and plan of reorganization to acquire T Bancshares, Inc. and its wholly owned bank subsidiary, T Bank, N.A., Dallas, Texas. On May 15, 2017, the transaction was completed. Pursuant to the agreement, the Company used the proceeds of $23,106,000 from the issue of 6,517,500 shares of the Company’s common stock and $9,419,000 from the $12.0 million bank stock loan, referenced in Note 8, in exchange for all of the outstanding shares of T Bancshares, Inc. At closing, T Bancshares, Inc. was merged into the Company. Factors that contributed to a purchase price resulting in goodwill include T Bank, N.A.’s historic record of earnings, strong local economic environment and opportunity for growth. The results of operations from this acquisition are included in the consolidated earnings of the Company commencing May 15, 2017.

The assets acquired and liabilities assumed were recorded on the consolidated balance sheet at estimated fair value on the acquisition date. The following table presents the amounts recorded on the consolidated balance sheet on the acquisition date (dollars in thousands):

Fair value of consideration paid	$32,525
Fair value of identifiable assets acquired:
Cash and cash equivalents	13,787
Securities available-for-sale	10,998
Securities held-to-maturity	10,053
Securities, restricted, at cost	1,065
Loans	185,620
Bank premises and equipment	5,031
Core deposit intangible	1,708
Other assets	6,869
Total identifiable assets acquired	235,131

Notes to Consolidated Financial Statements

Fair value of liabilities assumed:
Deposits	197,602
Borrowings	10,000
Deferred tax liability	803
Other liabilities	2,580
Total liabilities assumed	210,985
Fair value of net identifiable assets acquired	24,146
Goodwill resulting from acquisition	$8,379

The goodwill will not be amortized, but will be tested for impairment annually. The goodwill recorded is not deductible for federal income tax purposes.

The fair value of total loans acquired was $185,620,000 at acquisition compared to contractual amounts of $183,145,000. The fair value of purchased credit impaired loans at acquisition was $133 thousand, compared to contractual amounts of $140 thousand. These loans paid off during 2017. Additional purchased credit impaired loan disclosures were omitted due to immateriality. All other acquired loans were considered performing loans.

Note 19.	Subsequent Event

In January 2019, the Company acquired the assets of The Nolan Company, a third-party administrator (“TPA”) based in Kansas City, Kansas (“Nolan”) with a cash payment of $2.5 million. Founded in 1979, Nolan provides clients with retirement plan design and administrative services, specializing in independent ministerial recordkeeping, administration, actuarial and design services for retirement plans for small businesses and professional practices. Nolan has clients in 49 states and Nolan shares many clients with our trust department. We believe that the addition of TPA services will allow us to serve our clients more fully and to attract new clients to our trust platform.

The assets acquired consisted of furniture, fixtures and equipment with a fair value of $150,000. There were no liabilities acquired, resulting in goodwill of $2,350,000 from the acquisition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Tectonic Holdings, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tectonic Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas
March 26, 2019

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$7,876,888	$5,935,370
Accounts receivable	606,512	617,097
Accounts receivable, related parties	813,158	646,510
Prepaid expenses and other current assets	594,657	559,557
Note receivable, current portion	1,483	5,679
Notes receivable, related parties, current portion	58,293	62,368
Total current assets	9,950,991	7,826,581

Property and equipment, net	831,663	1,111,818
Investments	100,187	101,230
Deposits	359,145	353,606
Intangible asset	14,112,450	14,112,450
Note receivable	—	1,483
Notes receivable, related parties	—	58,294
Total assets	$25,354,436	$23,565,462

Liabilities and Members’ Equity

Current liabilities
Accounts payable	$968,814	$851,657
Accounts payable, related parties	397,378	399,073
Contingent liability on business acquisition, current portion	—	625,225
Accrued employee compensation and benefits	916,838	877,312
Deferred revenue	—	21,582
Deferred rent	115,194	18,608
Total current liabilities	2,398,224	2,793,457

Contingent liability on business acquisition	—	812,806
Note payable, related party	8,033,812	8,033,812
Total liabilities	10,432,036	11,640,075

Commitment and contingencies

Members’ equity	14,922,400	11,925,387
Total members’ equity	14,992,400	11,925,387

Total liabilities and members’ equity	$25,354,436	$23,565,462

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2018	2017
Revenues
Investment advisory and other related services	$8,900,375	$7,493,081
Commissions on brokerage activities and other products	8,710,152	6,221,614
Other revenue	338,460	164,655
Total revenues	17,948,987	13,879,350

Operating expenses:
Research and money management direct costs	334,289	245,964
Clearing and execution fees	1,224,569	734,645
Commissions	1,884,685	1,298,956
Employee compensation and benefits	6,902,002	3,875,578
Legal and professional fees	340,683	448,935
Depreciation and amortization	389,104	313,441
Other operating expenses	2,659,376	2,628,080
Total operating expenses	13,734,708	9,545,599

Other income (expense):
Other income	187,580	36,134
Interest income	938	119
Interest expense	(803,381)	(1,082,880)
Gain on bargain purchase	1,671,694	719,307
Gain on sale of assets	32,071	261
Total other income (expense)	1,088,902	(327,059)

Net income	$5,303,181	$4,006,692

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

December 31, 2017 to December 31, 2018
Balance, December 31, 2016	$9,948,098
Contributions	25,517,856
Distributions	(27,575,000)
Unit compensation expense	27,741
Net income	4,006,692

Balance, December 31, 2017	$11,925,387
Contributions	330,000
Distributions	(2,680,000)
Unit compensation expense	43,832
Net income	5,303,181
Balance, December 31, 2018	$14,922,400

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2018	2017
Cash flow from operating activities:
Net income	$5,303,181	$4,006,692
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	389,104	313,441
Forgiveness of notes receivable, related party	62,369	30,256
Net loss (gain) on disposal of financial assets, available-for-sale	1,043	(6,479)
PIK interest added to note payable	—	681,190
Gain on bargain purchase	(1,622,802)	(719,307)
Unit based compensation	43,832	27,741
Changes in operating assets and liabilities:
Receivables	10,585	474,449)
Receivables from related parties	(166,648)	886,878
Deposits	(5,539)	(54,995)
Prepaid expenses and other current assets	(35,100)	(230,985)
Accounts payable and accrued liabilities	(301,928)	157,703
Payable to related parties	(1,695)	(930,101)
Accrued compensation	39,526	761,267
Deferred rent	96,586	5,795
Deferred revenue	(21,582)	21,582
Net cash provided by operating activities	4,394,788	4,476,229

Cash flow from investing activities:
Acquisition of business, net of cash acquired	—	1,387,191
Note receivable	5,679	4,868
Notes receivable, related parties	—	(150,918)
Purchase of property and equipment	(108,949)	(251,028)
Sale of available for sale securities	—	729,903
Net cash (used in) provided by investing activities	(103,270)	1,720,016

Cash flow from financing activities:
Distribution of T-Acquisition, Inc, including cash	—	(23,975,000)
Contributions from members	330,000	25,517,856
Distributions to members	(2,680,000)	(3,600,000)
Net cash used in financing activities	(2,350,000)	(2,057,144)

Net increase in cash and cash equivalents	1,941,518	4,139,101

Cash and cash equivalents, beginning of the period	5,935,370	1,796,269

Cash and cash equivalents, end of the period	$7,876,888	$5,935,370
Supplemental disclosure of noncash activities:
Accrued interest refinanced through notes payable, related party	$—	$2,618,537
Supplemental cashflow information:
Cash paid for interest	$803,381	$1,082,880

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

Tectonic Holdings, LLC (“Tectonic”) is a Texas limited liability company, and was formed on February 5, 2015 to act as a holding company for a group of entities providing investment advisory and other financial services. Tectonic Services, LLC (“Services”) is its non-member LLC Manager. Tectonic acquired Tectonic Advisors, LLC (“Tectonic Advisors”), a registered investment advisor (“RIA”) with the Securities and Exchange Commission (“SEC”), in exchange for cash and interests in Tectonic. This transaction resulted in Tectonic Advisors becoming a subsidiary of Tectonic, and in the recognition of an intangible asset on the financial statement of Tectonic. See Note 8.

Effective February 1, 2017, Tectonic acquired Sanders Morris Harris LLC (“Sanders Morris”), a limited liability company in the state of Texas which is a Financial Industry Regulatory Authority (“FINRA”) registered broker-dealer and an RIA, with HWG Insurance Agency, LLC (“HWG”), its wholly owned subsidiary and Miller-Green Financial Services LLC (“MGF”), also a RIA from Summer Wealth Management, LLC (“Summer Wealth”). See Note 3. Upon the acquisitions by Tectonic, the LLC Operating Agreements of Sanders Morris and MGF were amended to reflect Tectonic as their sole member and parent, and Services as their non-member LLC manager.

During 2017, Tectonic formed T Acquisition, Inc., for the purpose of seeking to acquire T Bancshares, Inc., the bank holding company of T Bank, NA. Effective May 5, 2017, Tectonic distributed the shares of T Acquisition, Inc. to its members. Following the distribution, T Acquisition, Inc. acquired T Bancshares, Inc. See Note 4 for more information regarding this transaction.

On January 31, 2018, Tectonic acquired Summer Wealth, from whom they had acquired Sanders Morris, HWG, and MGF. Tectonic, Tectonic Advisors, Sanders Morris, HWG, MGF and Summer Wealth together comprise Tectonic Holdings, LLC and subsidiaries (“the Company”).

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements is as follows:

Principles of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Among other effects, such changes could result in future impairments of investments, intangible assets, long-lived assets, and long-term liabilities.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions which exceeded federally insured limits from time to time; however, the Company has not incurred any losses related to its demand deposits and does not believe it is exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. Sanders Morris is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at Sanders Morris’ clearing firms that are used to collateralize Sanders Morris’ trading accounts.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Accounts Receivable

Accounts receivable are carried at the original invoiced amount, less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

There were no accounts receivable deemed uncollectible as of December 31, 2018 and 2017.

Investments

Investments includes marketable equity securities available for sale as well as securities not readily marketable. Marketable equity securities available for sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, which are accounted for under the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) 320. Available-for-sale securities are measured at fair value, with unrealized gains and losses reported in other comprehensive income, while realized gains and losses are recorded in current earnings.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities in which the Company holds less than a 20% interest for which fair values are not readily available are included in this group. These securities are accounted for under the cost method under FASB ASC 325, Investments - Other. Cost method investments are reported at their cost basis, with income received that represents the Company’s allocable share of net earnings recorded in income and amounts in excess of the Company’s allocable share of net earnings recorded as a reduction to the investment. As of December 31, 2018 and 2017, respectively, the Company held interests in securities not readily marketable accounted for under the cost method of $100,000. Tectonic received $173,236 and $17,264 reported in other income on the consolidated statements of income, related to these investments during the years ended December 31, 2018 and 2017, respectively.

The Company evaluates investments for other-than-temporary impairment on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the investment; the financial health of the business outlook for the issuer; the performance of the underlying assets for interest in securitized assets; and the Company’s intent and ability to hold the investment.

If it is determined that an available-for-sale equity security or a cost method investment is other than temporarily impaired, including situations when the Company cannot demonstrate its intent and ability to hold the impaired security until its forecasted recovery, the security is written down to its fair value through the statement of income.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and notes payable also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Property and Equipment

Furniture, equipment, and leasehold improvements and software are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization of furniture and fixtures, software and equipment are computed on a straight-line basis over a three to five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Intangible Assets

The Company considers three categories of classification for intangible assets: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful life of an identifiable intangible asset after considering the specific facts and circumstances related to the intangible asset. Factors considered when determining useful life include the contractual term of any agreements related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives would be amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

The Company tests intangible assets determined to have indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company’s assessments concluded that no impairment of its intangible asset was indicated as of December 31, 2018 and 2017. See Note 8.

Notes Receivable

Notes receivable are carried at the contractual amount due, less an allowance for doubtful notes receivable. Management determines the allowance for doubtful notes receivable by monitoring the financial condition of the entities from which notes are receivable. Interest is accrued in accordance with the note agreements. Notes receivable are written off when deemed uncollectible. See Notes 11 and 12.

As of December 31, 2018 and 2017, the Company had no allowance for doubtful notes receivable or notes receivable, related parties.

Revenue Recognition

Revenue from contracts with customers includes fees from asset management services and commission income and fees from investment banking services. The recognition and measurement of revenue under FASB ASC 606, Revenue from Contracts with Customers, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly, and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Performance fees: As additional consideration for the investment advisory services noted above, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company’s contracts of this nature specify a quarterly performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company’s influence. Currently, fees of this nature represent a small portion of the Company’s advisory fee revenue. Revenues are recognized in the period following the conclusion of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur. Therefore, performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with it clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through a sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best efforts, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company provides advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statements of financial condition and would be amortized over the estimated customer relationship period.

Income Taxes

Generally, Tectonic does not pay federal income taxes and accordingly, does not record federal income tax expense or liabilities. Income/losses allocated to the members are reported in their respective individual tax returns. Although Tectonic is not a taxpaying entity for federal income tax purposes, it is subject to Texas

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

franchise tax which is imposed on an entity’s margin rather than on its net income, however certain aspects of the tax make it similar to an income tax. During the years ended December 31, 2018 and 2017, Tectonic recognized $16,865 and $17,000, respectively, in franchise tax expense, which is included in other operating expenses in the statements of income.

Tectonic’s policy is to recognize potential interest and penalties related to income tax matters in income tax expense. Tectonic believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Under the new centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service (“IRS”) assesses and collects underpayments of tax from the partnership instead of from each partner. The Company is not eligible to opt-out of these rules.

The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the partnership as a result of an IRS examination will be treated as a distribution from the partnership to the partners in the financial statements.

Unit Based Compensation

The Company has a unit-based employee compensation plan, which is described more fully in Note 15. The Company accounts for its unit-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Variable Interest Entities

The accounting guidance which addresses variable interests and variable interest entities (“VIE”) is contained within FASB ASC 810, Consolidation, and requires an analysis of whether variable interests exist, whether those variable interests give rise to a VIE, and a qualitative determination of the primary beneficiary of any such VIE. Examples of situations that potentially give rise to variable interests include loans, especially subordinated loans, guarantees, equity investments, put options, and forward contracts, among others. These situations are seen as indications that equity investors in the entity, by design, do not have sufficient equity at risk to enable the entity to finance its own activities without additional support. When variable interests exist, the guidance looks to whether, as a group, the holders of the equity investment at risk lack any of the following:

•	direct or indirect ability to make decisions regarding operations for the entity (indicating that another, likely the outside “sponsor” entity, is in control of key decisions), or
•	the risk for absorption of losses from the entity, or
•	the right to receive the residual returns of the entity.

If the holders of the equity investment lack any of the above, the entity is deemed to be a VIE. An entity shall consolidate a VIE when that entity has a variable interest (or combination of variable interests) that provides the entity with a controlling financial interest. The entity with the controlling financial interest is deemed to be the Primary Beneficiary, which consolidates the VIE. See Note 12.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 2.	Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the standard in the first quarter of 2018, and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be adopted by the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provisions of the new lease standard and the impact it will have on the Company’s financial statements.

ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

ASU 2016-18, “Statement of Cash Flows” (Topic 230). ASU 2016-18 provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This pronouncement is effective for reporting periods beginning after December 15, 2017 using a retrospective adoption method. The adoption of ASU 2016-18, effective January 1, 2019, will not have any impact on the Company’s consolidated financial statements.

Note 3.	Business Acquisitions

On February 1, 2017, Tectonic acquired 100 percent of Sanders Morris, HWG and MGF from Summer Wealth. As a result of the acquisition, Tectonic and its investors seek to increase the value of their investment by growing existing business and forming new client relationships.

The transactions created a bargain purchase gain which is disclosed on the consolidated statements of income. The acquisition price was based on regulatory net capital, which does not recognize the value of certain assets defined as non-allowable under the relevant regulations. The fair values of these non-allowable assets, which the company was able to monetize shortly after the acquisition was completed, gave rise to the bargain purchase gain.

The following table summarizes the consideration paid and the amount recognized for the assets acquired and liabilities assumed at the acquisition date:

Consideration
Cash transferred at closing	$1,119,266
Payable related to post-closing adjustments	133,663
Contingent deferred earn-out liability	1,438,031
Total consideration	2,690,960

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Recognized amounts of identifiable net assets
Cash and cash equivalents	2,506,457
Accounts receivable	104,772
Receivable from related parties	770,113
Notes receivable	43,974
Deposits with clearing organizations	300,000
Other current assets	266,476
Furniture, equipment and leasehold improvements	300,000
Other long-term assets	800,000
Accounts payable and accrued liabilities	(412,818)
Accrued compensation	(102,082)
Payable to related parties	(1,166,625)
Net assets recognized	3,410,267
Excess of net assets over consideration, recognized as a bargain purchase gain	$719,307

On January 31, 2018, Tectonic acquired Summer Wealth, from whom they had acquired Sanders Morris, HWG, and MGF, for no consideration. Summer Wealth did not have material assets or liabilities beyond the earn-out due from the Company and a separate earn-out due from another buyer. The acquisition had the effect of extinguishing the indemnification obligations of Summer Wealth to Tectonic, and of terminating Tectonic’s earn-out obligations to Summer Wealth related to the 2017 acquisition. The termination of the earn-out obligations resulted a bargain purchase gain on the acquisition of Summer Wealth totaling approximately $1.7 million during the year ended December 31, 2018.

Note 4.	T Acquisition, Inc. Divestiture

Effective May 15, 2017, a former subsidiary of Tectonic, T Acquisition, Inc., acquired T Bancshares, Inc., the bank holding company of T Bank, NA. The acquisition was funded through funds raised under a private offering of Tectonic, both from existing and new members. The total raised was $25,175,000, and of this amount, $23,975,000 was contributed to T Acquisition, Inc. Just prior to the acquisition, the shares in T Acquisition, Inc. were distributed to the members of Tectonic. The only assets and liabilities in T Acquisition, Inc. at the time of the distribution was the $23,975,000 of cash. This resulted in the members of Tectonic owning the shares of T Acquisition, Inc., and upon the closing, its indirect subsidiary, T Bank, NA.

Shares of T Bancshares, Inc. held by Tectonic Advisors prior to Tectonic Advisors’ acquisition by Tectonic were redeemed as a result of the transaction through which T Acquisition, Inc. acquired T Bancshares, Inc. Tectonic Advisors received $29,903 in proceeds on the redemption of its shares.

Note 5.	Business Overview

The acquisition of Sanders Morris, HWG and MGF added brokerage and insurance services to the Company’s offerings and increased the scope of the Company’s investment advisory business. The acquisition of T Bancshares, Inc. by T Acquisition, Inc. did not affect the advisory services provided to T Bank, which represents a material portion of the business of Tectonic Advisors. Following the acquisition, T Bank is considered a related party to the Company. See Note 11.

For the years ended December 31, 2018 and 2017, investment advisory revenues represent 50% and 54%, or approximately $8.9 million and $7.5 million, respectively, of the total revenue reported on the consolidated statements of income.

For the years ended December 31, 2019 and 2017, brokerage revenues represent 49% and 45%, or approximately $8.7 million and $6.2 million, respectively, of the total revenue reported on the consolidated statements of income.

Commissions, compensation and benefits, and related expenses represent the Company’s largest expense. These expenses can be generally allocated between the Company’s brokerage and investment advisory business.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

For the years ended December 31, 2018 and 2017, compensation, commissions and related expenses allocable to the Company’s brokerage activities made up approximately 60% of these expenses, or approximately $5.3 million and $3.1 million, respectively. The investment advisory business represents approximately 34% and 40% of these expenses, or approximately $3.5 million and $2 million, on the consolidated statements of income for the years ended December 31, 2018 and 2017, respectively.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3: Prices or valuations that require the Company’s own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

The following table represents the fair value of the securities available for sale and contingent liabilities as of December 31, 2018 and 2017:

	Level 1	Level 2	Level 3	Total
As of December 31, 2018:
Securities available for sale	$187	$—	$—	$187
Total assets as of December 31, 2018	$187	$—	$—	$187

As of December 31, 2017:
Securities available for sale	$1,230	$—	$—	$1,230
Total assets as of December 31, 2017	$1,230	$—	$—	$1,230

Contingent liability on business acquisition	$—	$—	$1,438,031	$1,438,031
Note 7.	Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of both December 31, 2018 and 2017, with clearing organizations to meet this requirement.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 8.	Intangible Asset

An intangible asset in the amount of $14,112,450 was recorded as a result of Tectonic’s acquisition of Tectonic Advisors in 2015. The intangible asset relates to an investment advisory agreement (“Agreement”) under which Tectonic Advisors provides advisory and ongoing due diligence services to T Bank, NA related to the T Bank Pooled Funds (“Pooled Funds”). The intangible asset is classified as indefinite-lived. The terms of the Agreement include provisions for automatic one-year renewals indefinitely, absent notification by either party. There is an ongoing relationship between Tectonic Advisors and T Bank, under which Tectonic Advisors has provided these services since the inception of both the T Bank Pooled Funds and Tectonic Advisors itself, with agreements being extended and/or amended throughout the past 12 years. Therefore, the Company believes this relationship and therefore the intangible asset will continue into perpetuity, contributing directly to the future cash flows of the Company for an indefinite number of years.

The intangible asset is subject to annual impairment testing, or more frequent testing if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company’s impairment assessment first requires evaluating qualitative factors to determine if the carrying value would more likely than not exceed its fair value. If the Company concludes, based on the qualitative assessment, that the carrying value would more likely than not exceed its fair value; the Company would perform a two-step quantitative impairment test. When a quantitative assessment is performed, the first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. An intangible asset is deemed to be impaired if the carrying amount of the asset exceeds its estimated fair value. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company performs its annual impairment test on December 31 each year.

The Company performed the qualitative assessment, and no impairment of the intangible asset was indicated as of December 31, 2018 and 2017; therefore, there were no changes recorded in the value of the intangible asset during the years ended December 31, 2018 and 2017, respectively.

It is reasonably possible that the judgments and estimates utilized in the testing, which include a number of factors, could differ from actual results, potentially resulting in recognition of impairment in future periods.

Note 9.	Property and Equipment

Property and equipment at December 31, 2018 and 2017 consists of:

	December31 2018	December 31, 2017	Depreciable Lives

Furniture and fixtures	$358,608	$279,721	3 Years
Equipment and software	1,057,937	1,027,875	3 - 4 Years
Leasehold Improvements	166,702	166,702	5 Years
Accumulated depreciation	(751,584)	(362,480)
Furniture, equipment and leashold improvements, net	$831,663	$1,111,818

Depreciation and amortization expense for the years ended December 31, 2018 and 2017 was $389,104 and $313,441, respectively.

Note 10.	Guarantees

In May 2017 Tectonic, along with Tectonic Advisors and Sanders Morris, guaranteed bank stock loan debt of T Bancshares, Inc. with TIB The Independent Bankersbank, N.A., (“TIB”) in the amount of $12,000,000 related to the acquisition of T Bancshares, Inc. and its subsidiary, T Bank, NA by T Acquisition, Inc. (“Guarantee”). The loan bears interest at Prime plus 0.75%, adjusting daily. The Guarantee matures, along with

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

the bank stock loan debt, on May 11, 2020. Portions of this debt were refinanced during 2017, and as of December 31, 2017, $4,000,000 remained outstanding under this facility. In March 2018, an additional $2,000,000 of this facility was refinanced, and the guarantee was released. Therefore, as of December 31, 2018, there is no guarantee related to this facility. T Bancshares, Inc. was in compliance with all covenants under the loan agreement as of December 31, 2017, and no claims were made under the Guarantee. Neither Tectonic nor its subsidiaries guaranteed the facilities through which this debt was refinanced.

During September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by Community National Bank (“CNB”) in Corsicana, Texas to III to I Greenville TC, LP (“Greenville TC”). A member of Tectonic, who is also a director of the Board of Managers of Services, is also a member in Greenville TC’s general partner. The guarantee remained in effect until February 17, 2017, at which time the related debt was refinanced, and Tectonic Advisors was released from the guarantee.

Note 11.	Related Party Transactions

Management agreements with Services: In February 2015, Tectonic Advisors entered into a management services agreement (the “Services-Advisors Management Services Agreement”) with Services. Services is the Managing Member of Tectonic Advisors. The owners of Services together own approximately 70% of Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Services-Advisors Management Agreement, Tectonic Advisors paid Services $25,000 monthly for management services to assist Tectonic Advisors in conducting business operations and accomplishing strategic objectives. In February 2017, the Services-Advisors Management Agreement was amended to include Sanders Morris, MGF and HWG. The agreement was again revised on October 1, 2017 (“Amended Management Services Agreement”). Under the Amended Management Services Agreement, Tectonic Advisors, Sanders Morris, MGF and HWG paid $15,000, $4,000, $1,000, and $1,000 monthly, respectively to Services. During the years ended December 31, 2018 and 2017, the Company incurred $347,861 and $320,785, respectively, under the Amended Management Services Agreement, which is included in other operating expenses on the consolidated statements of income. There was $100,000 and $1,000 payable to Services under these agreements as of December 31, 2018 and 2017, respectively.

T Bank advisory agreement: Effective May 15, 2017, the owners of Tectonic participated in an acquisition of T Bank, NA, under which Tectonic caused the formation of a subsidiary, T Acquisition, Inc., the stock of which was then distributed to the owners of Tectonic. Subsequent to the distribution, T Acquisition, Inc. acquired T Bank, NA through a merger with its bank holding company. The transaction resulted in T Acquisition, Inc. becoming the top-tier bank holding company of T Bank, NA, and in the ownership of T Bank, NA and Tectonic being substantially similar. Therefore, effective May 15, 2017, T Bank, NA is a related party of Tectonic.

In April 2006, Tectonic Advisors entered into an advisory services agreement with T Bank, NA with respect to its T Bank Pooled Funds. This agreement was subsequently amended a number of times. The current agreement is dated May 14, 2015, prior to T Bank’s becoming a related party to the Company. Under this agreement, Tectonic Advisors provides advisory services to T Bank, NA for the T Bank Pooled Funds, providing manager selections to the T Bank’s trust committee, and performing ongoing research and due diligence. Under this agreement, Tectonic Advisors earned $4,459,238 and $4,380,340 during the years ended December 31, 2018 and 2017, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $548,784 and $579,491 in fees receivable under this agreement as of December 31, 2018 and 2017, respectively.

Advisors’ service agreements: In January 2006, Tectonic Advisors entered into a services agreement (the “Advisors CWA Services Agreement”) with Cain Watters & Associates, LLC (“CWA”). The owners of CWA together hold approximately 33% ownership in Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Advisors CWA Services Agreement, CWA pays Tectonic Advisors for due diligence and research services on investment alternatives available to CWA’s clients. During the years ended December 31, 2018 and 2017, Tectonic Advisors earned $1,401,079 and $1,214,993, respectively, under the Advisors CWA

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $198,302 and $61,170 in fees receivable related to these services at December 31, 2018 and 2017, respectively.

CWA Fee Allocation Agreement: In January 2006, Tectonic Advisors entered into an agreement (the “Fee Allocation Agreement”) with CWA with reference to its advisory agreement with T Bank. Tectonic Advisors had $186,104 and $179,260 payable to CWA related to this agreement at December 31, 2018 and December 31, 2017, respectively, which are included in the accounts payable, related parties line items on the consolidated balance sheets.

Tectonic and T Bank expense sharing agreement: On February 5, 2017, TBank, NA and Tectonic entered into an agreement under which each Tectonic and T Bank provide reimbursement, as appropriate, for operating expenses, fees and costs which are allocable to the other. For the years ended December 31, 2018 and 2017, Tectonic incurred costs borne by T Bank of $293,831 and $218,813, respectively, under the expense sharing agreement, which is included in other operating expenses on the consolidated statements of income. Tectonic had $111,274 and $218,813 payable to TBank related to this agreement at December 31, 2018 and 2017, respectively, which is included in the accrued payables line item on the consolidated balance sheets.

DCFH loan: Tectonic Advisors has an unsecured note payable with Dental Community Financial Holdings, Ltd. (“DCFH”), an entity which has as its general partner a corporation owned by one of the members of the board of Services, the LLC Manager of Tectonic. On January 1, 2017, Tectonic Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changes to 10% for the remaining fifty-four months, during which interest of $66,948 is remitted monthly. The initial interest was to be paid in kind (“PIK”), and therefore, increased the principal balance. The loan matures on December 31, 2021. For the years ended December 31, 2018 and 2017, Tectonic Advisors incurred interest of $803,381 and $1,082,880, respectively. There was no accrued interest balance as of December 30, 2018 and December 31, 2017. As of December 31, 2018 and 2017, Tectonic Advisors’ note payable balance was $8,033,812, respectively.

Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $66,072 and $5,849, included within accounts receivable, related parties on the consolidated balance sheets as of December 31, 2018 and 2017, respectively.

Recruitment incentive note receivable: Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule, and forgiven amounts result in the recognition of compensation expense to the payee. The amortization period for the notes receivable, related parties does not exceed three years. Upon termination of a payee, any principal and interest outstanding is immediately due and payable.

Notes receivable, related parties was $58,293 and $120,662 as of December 31, 2018 and 2017, respectively. For the years ended December 31, 2018 and 2017, the Company recognized $64,600 and $32,274 in compensation expense in relation to the forgiven notes receivable, including $2,231 and $2,018, respectively, in interest income in relation to the forgiven notes receivable.

Note 12.	Variable Interests Entities

As discussed in Note 10, during September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by CNB to Greenville TC. Related to this guarantee, the Company determined that Greenville TC was a VIE, as the debt guarantee provided by Tectonic Advisors represented a variable interest. Although the Company held a variable interest in Greenville TC as of December 31, 2016, it was not the primary beneficiary of Greenville TC because the terms of the guarantee did not provide the Company with the power to make decisions about the activities of Greenville TC that most significantly impact its economic

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

performance. Accordingly, the Company did not consolidate the accounts of Greenville TC in its financial statements. As noted in Note 10, the guarantee was released effective February 17, 2017, and therefore, Greenville TC is no longer a VIE of the Company.

Note 13.	Other Operating Expenses

Expenses included in other operating expense on the Statements of Income for the years ended December 31, 2018 and 2017 are made up of the following:

	For the year ended December 31,
	2018	2017
Other operating expenses:
Office expense	$451,729	$591,616
Management fees	347,861	320,785
Facilities	644,911	439,551
Consulting and audit fees	209,100	370,270
Insurance	315,414	275,819
Other expense	690,361	630,039
Total other operating expense	$2,659,376	$2,628,080

The management fees noted above are discussed in Note 11.

Note 14.	Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Retirement Plan & Trust (the “Plan”). Tectonic Advisors and Sanders Morris are both adopting employers under the plan, and under the plan’s safe harbor provision, are required to contribute 3% of a participant’s compensation to the Plan. Under the Plan, the Company made required safe harbor contributions related to the plan years for the years ended December 31, 2018 and 2017 of $165,793 and $110,108, respectively. As of December 31, 2018 and 2017, $71,228 and $69,030, respectively, was accrued as payable to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. No discretionary contributions were made for either 2018 or 2017. Through November 30, 2018, contributions to the plan were invested as directed by the Trustees of the Plan. Effective December 1, 2018, the Plan was converted from a trustee directed plan to participant direction. Subsequent to this date, contributions to the paln are invested as directed by the respective plan participant.

Note 15.	Unit Based Compensation Plans

Tectonic’s Board of Managers (the “Board”) adopted the Tectonic Holdings, LLC 2017 Equity Incentive Plan (“2017 Plan”). The 2017 Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, unit appreciation rights, and restricted units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive unit options may be granted only to employees of the Company. The Board reserved 250,000 authorized units for the 2017 Plan. The term of each option is no longer than 10 years from the date of the grant.

The Company accounts for unit-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

The Board granted 145,000 unit options with an exercise price of $3.55 during the second quarter of 2017. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10
Expected volatility	44%
Dividend yield	2%
Fair value per option	$1.21

These options vest on the fourth anniversary of the grant date, May 15, 2021. Tectonic is recording compensation expense on a straight-line basis over the 4-year vesting period. Tectonic recorded $43,832 and $27,741 in compensation expense for years ended December 31, 2018 and 2017, respectively, in connection with the unit compensation plans. As of December 31, 2018 and 2017 there was $103,877 and $147,709, respectively, of total unrecognized compensation cost.

The following is a summary of activity in the 2017 Plan for the year ended December 31, 2018 and 2017:

	2018			2017
	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at beginning of the year	145,000	$3.55		—	$—
Granted	—	—		145,000	3.55
Exercised	—	—		—	—
Forfeited	—	—		—	—
Outstanding at end of period	145,000	$3.55	8.4	145,000	$3.55	9.4
Exercisable at end of period	—	$—		—	$—
Available for grant at end of the period	105,000			105,000

The weighted-average grant date fair value of the options for the year ended December 31, 2018 and 2017 was $1.21, respectively.

Note 16.	Customer Concentration

One customer represented 24.8% of total revenues for the year ended December 31, 2018. The customer is a related party and the amounts due from this customer are $548,784 at December 31, 2018.

One customer represented 31.6% of total revenues for the year ended December 31, 2017. The customer is a related party and the amounts due from this customer are $579,491 at December 31, 2017.

Note 17.	Commitments and Contingencies

Sanders Morris has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheets for financial reporting purposes, Sanders Morris has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. Sanders Morris is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of December 31, 2018 and 2017, respectively.

The Company’s rental expense for operating leases was $539,912 and $435,653 for the years ended December 31, 2018 and 2017, respectively. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2020 and 2024 with initial non-cancellable terms in excess of one year.

The future rental commitment under the leases are due as follows:

2019	$593,171
2020	603,986
2021	251,307
2022	119,406
2023 and thereafter	77,330
Total minimum rental payments	1,645,200
Less: Minimum sublease rentals	(24,575)
Net minimum rental payments	$1,620,625
Note 18.	Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at December 31, 2018 and 2017.

Note 19.	Subsequent Events

The Company has evaluated subsequent events through March 26, 2019, which is the date these financial statements were available for issuance.

Shares

Tectonic Financial, Inc.

      % Fixed-to-Floating Rate
Series B Non-Cumulative Perpetual Preferred Stock

PRELIMINARY PROSPECTUS

Sandler O’Neill + Partners, L.P.	Sanders Morris Harris LLC

American Capital Partners, LLC

            , 2019

Until           (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of the Series B preferred stock being registered, all of which will be paid by us.

SEC registration fee	$2,091
FINRA filing fee	3,088
Listing fees and expense	150,000
Transfer agent and registrar fees and expenses	25,000
Printing fees and expenses	100,000
Legal fees and expenses	700,000
Accounting expenses	150,000
Miscellaneous expenses	60,000
Total	$1,190,179

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The TBOC permits a corporation to indemnify a director who was, is, or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation, and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our charter provides that a director of the corporation will not be liable to the corporation or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be, a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee, or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our charter and bylaws provide that, to the fullest extent and under the circumstances permitted by Chapter 8 of the TBOC, (i) we must indemnify and advance expenses to any present or former director, officer or delegate and (ii) we may purchase and maintain insurance on behalf of our directors, officers or delegates; provided, that we will have no obligation to indemnify any present or former director, officer or delegate with respect to any proceeding in which (1) such person was, is or is threatened to be made a named defendant or respondent, (2) the Company is a claimant, and (3) a majority of the board of directors authorizes the Company to act in the capacity of a claimant with respect to such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On May 15, 2017 in connection with the acquisition of T Bancshares and the execution of his employment agreement, we granted to Mr. Howard options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15 per share, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020, and options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15 per share, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021. These options were granted to Mr. Howard under the Current Plan.

On February 12, 2018, we issued 500 shares of our common stock at $2.15 per share to each of the following individuals in order to satisfy their ownership requirement as a national bank director under the rules and regulations of the OCC, or the Director Shares: Craig Barnes, Patrick Howard, Steve Jones, Eric Langford and Thomas McDougal.

In the merger, we will issue (i) one share of our common stock for every one common unit of Tectonic Holdings outstanding immediately prior to the merger, or an aggregate of 6,567,500 shares of our common stock, (ii) one option to acquire our common stock for every one option to acquire a common unit of Tectonic Holdings outstanding immediately prior to the merger, or an aggregate of 145,000 options to acquire our shares of common stock (such options being granted under the Current Plan), and (iii) one share of our Series A preferred stock for every one Tectonic Holdings preferred unit outstanding immediately prior to the merger, or an aggregate of 80,338 shares of our Series A preferred stock.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

On July 17, 2017, T Bancshares sold $8.0 million in aggregate principal amount of 7.125% subordinated notes due 2027. On March 5, 2018, T Bancshares sold an additional $4.0 million in aggregate principal amount of 7.125% subordinated notes due 2028. In each case, the notes were sold to Commerce Street Capital LLC, as initial purchaser. The notes were resold to qualified institutional buyers in accordance with Rule 144A under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(ii)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time, shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement

2.1
Amended and Restated Agreement and Plan of Merger by and between T Acquisition, Inc. and Tectonic Holdings, LLC, dated March 28, 2019 (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tectonic Financial agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request)*

2.2
Purchase and Sale Agreement by and between Tectonic Holdings, LLC and Summer Wealth Management, LLC, dated August 3, 2016, as amended (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tectonic Financial agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request)

3.1	Amended and Restated Certificate of Formation

3.2	Form of Certificate of Designation of 10% Series A Non-Cumulative Perpetual Preferred Stock*

3.3	Form of Certificate of Amendment to Amended and Restated Certificate of Formation

3.4	Form of Certificate of Designation of % Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock*

3.5	Amended and Restated Bylaws

4.1	Specimen common stock certificate of Tectonic Financial, Inc.

4.2	Subordinated Note Purchase Agreement for 7.125% Fixed-to-Floating Subordinated Notes due 2027, dated July 17, 2017

5.1	Opinion of Hunton Andrews Kurth LLP

10.1†	Employment Agreement of A. Haag Sherman, dated May 1, 2019

10.2†	Amended and Restated Employment Agreement of Patrick Howard, dated May 1, 2019

10.3†	Amended and Restated Employment Agreement of Ken Bramlage, dated May 1, 2019

10.4†	T Acquisition, Inc. Amended and Restated 2017 Equity Incentive Plan*

10.5†	Form Notice of Stock Option Award and of Stock Option Award Agreement under T Acquisition, Inc. 2017 Equity Incentive Plan*

10.6	Advances and Security Agreement by and between the Federal Home Loan Bank of Dallas and T Bank, N.A., dated June 29, 2006

10.7	Fee Allocation Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC (f/k/a III: I Financial Management Research, L.P.), dated July 17, 2008

10.8	Due Diligence Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC (f/k/a III:I Financial Management Research, L.P.), dated February 15, 2006

10.8.1	Supplement to Due Diligence Agreement by and between Cain, Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC (f/k/a III:I Financial Management Research, L.P.), dated November 5, 2007

10.9	Investment Advisory Agreement by and between T Bank, N.A. and III:I Financial Management Research, L.P., dated August 23, 2012

NUMBER	DESCRIPTION
10.10	Agreement by and between T Bank, N.A. and Cain Watters & Associates, P.L.L.C., dated August 23, 2012

10.11	Unit Option – Buy Down Agreement by and between A. Haag Sherman and the optionees named therein, dated February 5, 2015

10.12	Management Services Agreement by and between Tectonic Advisors, LLC and Tectonic Services, LLC, dated February 5, 2015

10.13	Amended and Restated Promissory Note payable to TIB The Independent BankersBank, N. A., dated May 11, 2017

10.14	Loan Agreement by and among Tectonic Merger Sub, Inc., T Bancshares, Inc. and TIB The Independent Bankers Bank, N.A., dated May 11, 2017

10.15	Guaranty Agreement by and between Sanders Morris Harris LLC and TIB The Independent BankersBank, N.A., dated May 11, 2017

10.16	Guaranty Agreement by and between Tectonic Advisors, LLC and TIB The Independent BankersBank, N.A., dated May 11, 2017

10.17	Guaranty Agreement by and between Tectonic Holdings, LLC and TIB The Independent BankersBank, N.A., dated May 11, 2017

10.18	Renewal, Extension, and Modification of Loan by and among Tectonic Merger Sub, Inc., T Bancshares, Inc. and TIB The Independent BankersBank, N.A., dated May 11, 2018

10.19	Management Services Agreement by and between Tectonic Holdings, LLC and Tectonic Services, LLC, dated February 5, 2015

10.19.1
Amendment to Management Services Agreement by and between Tectonic Advisors, LLC, Sanders Morris Harris LLC, Miller-Green Financial Services, LLC, HWG Insurance Agency, LLC and Tectonic Services, LLC, dated March 1, 2017

10.19.2
Second Amendment to Management Services Agreement by and between Tectonic Services, LLC, Tectonic Advisors, LLC, Sanders Morris Harris LLC, Miller-Green Financial Services LLC and HWG Insurance Agency LLC, dated October 1, 2017

10.20
Support Services Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC, dated February 5, 2015 (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tectonic Financial agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request)

10.21	Insurance Contribution Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Holdings, LLC, dated February 5, 2015

10.22	Amended and Restated Investment Advisory Agreement by and between T Bank, N.A. and Tectonic Advisors, LLC, dated May 14, 2015

10.23	Loan Agreement by and between Dental Community Financial Holdings, Ltd., and Tectonic Advisors, LLC, dated January 1, 2017

10.23.1	Promissory Note made payable to Dental Community Financial Holdings, Ltd. by Tectonic Advisors, LLC, dated January 1, 2017

10.24	Tax Sharing Agreement by and between T Acquisition, Inc., T Bancshares, Inc. and T Bank N.A., dated May 15, 2017

NUMBER	DESCRIPTION
10.25	Tax Sharing Agreement by and between T Acquisition, Inc. and Tectonic Holdings, LLC, effective May 15, 2017

10.26	Expense Sharing Agreement by and between T Bank N.A. and Tectonic Holdings, LLC, effective May 15, 2017

21.1	Subsidiaries of Tectonic Financial, Inc.*

23.1	Consent of Hunton Andrews Kurth LLP (contained in Exhibit 5.1)

23.2	Consent of Whitley Penn LLP

24.1	Powers of attorney (included on signature page to the Registration Statement)*
*	Previously filed.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dallas, Texas, on the 6th day of May, 2019.

TECTONIC FINANCIAL, INC.

By:	/s/ Patrick Howard
Patrick Howard President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Patrick Howard	Director, President and Chief Executive Officer (Principal Executive Officer)	May 6, 2019
Patrick Howard

By:	/s/ Ken Bramlage	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 6, 2019
Ken Bramlage

By:	/s/ A. Haag Sherman	Chairman	May 6, 2019
A. Haag Sherman

By:	/s/ George L. Ball	Director	May 6, 2019
George L. Ball

By:	*	Director	May 6, 2019
Barb Bomersbach

By:	*	Director	May 6, 2019
Darrell Cain

By:	*	Director	May 6, 2019
Steven B. Clapp

Signature		Title	Date

By:	*	Director	May 6, 2019
Eric Langford

By:	*	Director	May 6, 2019
Thomas McDougal

By:	*	Director	May 6, 2019
Thomas Sanders

By:	*	Director	May 6, 2019
Daniel C. Wicker
*	By A. Haag Sherman pursuant to the Power of Attorney executed by the directors named above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.
By:	/s/ A. Haag Sherman
A. Haag Sherman Attorney-in-Fact